Exhibit D

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey (the “Republic of Türkiye” or the “Republic” or “Türkiye”) is dated as of September 23, 2022 and appears as Exhibit D to the Republic of Türkiye’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2021.

FORWARD-LOOKING STATEMENTS

Türkiye has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Türkiye’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Türkiye undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Türkiye cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Türkiye;

•	the impact of changes in the credit rating of Türkiye;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Türkiye’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Türkiye;

•	the impact of any delays or other adverse developments in Türkiye’s accession to the European Union;

•	the effects of the outbreak of coronavirus (COVID-19); and

•	the impact of adverse developments in the region where Türkiye is located.

•	Internal factors, such as:

•	general economic and business conditions in Türkiye;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Türkiye to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

In 2021, the Republic’s GDP increased by 11.4% compared to the previous year. The Republic’s GDP increased by 7.5% in the first quarter of 2022 compared with the first quarter of 2021. The Republic’s GDP increased by 7.6% in the second quarter of 2022 compared with the second quarter of 2021. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency, which concluded on July 18, 2018. As of May 27, 2022, the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 85 as a legal remedy, has received 127,130 appeals from those removed from public sector jobs by emergency decree, 124,235 of which have been reviewed and 2,895 of which remain pending. Overall, the State of Emergency Inquiry Commission has delivered 124,235 decisions (17,265 accepted and 106,970 rejected).

On November 26, 2020, at the trial of officers at the Akinci Airbase, which served as a headquarter for the failed 2016 attempt, the court handed aggravated life sentences to 310 defendants, 46 others were sentenced to life, while 70 others were acquitted. Other defendants in the case were handed lighter prison terms on charges of membership in a terrorist group.

On May 31, 2021, Japan Credit Rating downgraded Türkiye’s unsolicited long-term issuer and senior unsecured debt ratings from BB+ to BB and assigned a stable outlook. On April 1, 2022, Standard and Poor’s lowered its unsolicited long-term local currency sovereign credit rating on Türkiye to ‘B+’ from ‘BB-’. At the same time Standard and Poor’s affirmed the unsolicited long-term foreign currency rating at ‘B+’ and the unsolicited foreign and local currency short-term ratings at ‘B’. The outlook remained negative. On July 8, 2022, Fitch lowered Türkiye’s credit rating to “B” from “B+” and maintained its outlook as “negative”. On August 12, 2022, Moody’s downgraded Türkiye’s long-term foreign- and domestic-currency issuer and the foreign-currency senior unsecured ratings to B3 from B2 and changed the outlook to “stable” from “negative”.

The Turkish parliament ratified the Paris Agreement on October 6, 2021 and the Agreement entered into force on November 10, 2021. Türkiye, which had previously committed to reducing its emissions by 21% by 2030 (relative to the expected business as usual scenario in 2030), adopted the target of achieving net zero emissions by 2053.

COVID-19

General COVID-19 Measures Taken by the Ministry of Health

As of May 31, 2022, a total of 163,204,823 tests have been carried out across the country. As of September 20, 2022, COVID-19 PCR tests are being carried out in 528 authorized diagnostic laboratories across the country. COVID-19 PCR tests are also carried out at certain airports, including Istanbul Airport and Istanbul – Sabiha Gökçen International Airport among others, and certain border gates in the country. From the outbreak of the pandemic through September 11, 2022, there were approximately 17 million infections and 101 thousand COVID-19-related deaths in Türkiye.

Türkiye’s vaccination program comprises internationally and domestically produced vaccines, including the Sinovac vaccine produced in China; the Pfizer/BioNTech vaccine; the Sputnik V vaccine produced in Russia and, under license, in Türkiye; and the Turkovac vaccine, produced in Türkiye. As of September 18, 2022, 57,923,650 people across the country have received the first dose, 53,156,652 of whom received the second dose, and 28,191,449 of whom received the third dose. As of September 18, 2022, 85.64% of the adult population (over 18) had received at least two doses of the vaccine.

Measures Regarding Border Control

As of March 4, 2022, quarantine measures have been lifted for persons coming to the Republic from abroad by air (i) if they have received at least two doses of the vaccines approved for emergency use by the World Health Organization or by the Republic (or one dose in the case of the Johnson & Johnson vaccine), who submit a document stating that their most recent vaccination took place at least 14 days earlier; (ii) if they submit a document issued by the relevant country’s official authorities stating that they have had the virus within the last 6 months (the 6-month period starts from the 28th day of the first PCR positive test result.); or (iii) if they present a negative PCR test result received within the last 72 hours or a negative rapid antigen test taken within the last 48 hours. No documents will be required from persons who enter the Republic through the land, sea and railway border gates. In addition, children under the age of 12 have been exempted from the PCR/antigen test report and the submission of a vaccine certificate when they enter the Republic, regardless of where or how they enter the country.

On May 31, 2022, the requirement of PCR test for people entering the country was lifted, effective from June 1, 2022.

Economic and Financial Measures Taken by the Government

Early Payment of Pensioners’

The lowest pension payment has been increased to TL 3,500 as of June 2022. Pension payments to approximately 650,000 retirees have been increased.

Social Supports

In January 2022, the Minister of Family, Labor and Social Services announced that the social and economic support package amount was increased to TL 1,611 for each eligible child.

Other Measures Taken by the Government in Various Areas During the Pandemic

On March 2, 2022, Health Minister Fahrettin Koca announced that Türkiye had lifted its requirement to wear a mask outdoors. In addition, the use of HES codes, which is Türkiye’s coronavirus contact tracing system, has been lifted, and the public will no longer have to show their HES code at the entrance to any building or event.

On April 26, 2022, Health Minister Fahrettin Koca announced that Türkiye had lifted its requirement to wear a mask in all closed areas, with the exception of public transportation vehicles and health institutions. The Health Minister also said that the requirement of wearing a mask in public transportation vehicles and health institutions will continue until the daily number of COVID-19 cases falls below 1,000.

POLITICAL CONDITIONS

In June 2021, the chief public prosecutor of the Supreme Court of Appeal filed again an indictment seeking dissolution of the opposition party, HDP, which has since been the subject of various proceedings. Most recently, after the Constitutional Court handed the chief public prosecutor’s opinion to HDP on January 20, 2022, HDP demanded an additional four months to prepare its defence. On February 16, 2022, the Constitutional Court decided to grant HDP an additional 60 days for its defence. On April 19, 2022, HDP provided its defence to the Constitutional Court over the ongoing case.

On January 29, 2022, Bekir Bozdağ was re-appointed as the Minister of Justice, replacing Abdulhamit Gül.

On February 28, 2022, leaders of six opposition parties consisting of the Republican People’s Party, the Democracy and Progress Party, the Democratic Party, the Future Party, the İYİ Party and the Felicity Party signed a joint declaration outlining a plan to restore the parliamentary system if they win the next elections.

On March 4, 2022, Vahit Kirişçi was appointed as the Minister of Agriculture and Forestry, replacing Bekir Pakdemirli.

On March 31, 2022, the Turkish Parliament passed an amendment to the laws on election and political parties that lowers the minimum required votes for a party to enter parliament to 7% from 10%; distributes seats to each party according to their votes in a particular electoral district and brings stricter requirements for parties to take part in elections. Pursuant to article 67 of the Constitution, the amendment will not be implemented in elections until one year has passed from the date that the amendment enters into force.

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of September 22, 2022:

Number of Seats
Justice and Development Party (AKP)	286
Republican People’s Party (CHP)	134
Peoples’ Democratic Party (HDP)	56
Nationalist Action Party (MHP)	48

Number of Seats
İYİ Party	37
Homeland Party	2
Turkish Workers Party	4
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	2
Victory Party	1
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	6

Total	581

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The European Union

European Commission’s 2021 Report

In June 2022, the European Parliament adopted a resolution in relation to the 2021 EC Report on Türkiye’s application join the European Union, noting that the recent improvement in overall EU-Türkiye relations coexists alongside regular conflicts. The 2021 EC Report indicated Türkiye’s backsliding on a number of issues, but nevertheless reaffirmed the vital importance of close EU-Türkiye cooperation in foreign and security policy. The Report praised Türkiye for its firm alignment with NATO and the EU welcoming Türkiye’s willingness to act as a mediator in the Russian war against Ukraine. The Report also commended Türkiye’s efforts in continuing to host the largest refugee population in the world.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran.On June 29, 2022, Turkish President Recep Tayyip Erdoğan and U.S. President Joe Biden met on the sidelines of the NATO summit in Madrid. The two leaders discussed Sweden and Finland’s NATO membership bids, the Ukraine war, as well as the situation in the Aegean and Syria.

On July 14, 2022, the U.S. House of Representatives approved an amendment to the annual defense spending bill that restricts the sale of F-16 fighter jets and modernization kits to Türkiye. Discussions between the United States and the Republic are ongoing regarding this matter.

On October 31, 2021, Turkish President Recep Tayyip Erdogan and his U.S. counterpart Joe Biden met in Rome and agreed to establish a strategic mechanism that promotes high-level dialogue and addresses issues on which Türkiye and the U.S. do not fully agree, along with issues they are working on. On April 4, 2022, during the visit of U.S. Under Secretary of State for Political Affairs Victoria Nuland to Ankara, the Türkiye-U.S. Strategic Mechanism was launched. On September 15, 2022, Türkiye and the U.S. held the third meeting of the Türkiye-U.S. Strategic Mechanism Dialogue in Washington, and released a Joint Statement. According to the statement, building on their steadfast partnership and previous discussions under the framework of the U.S.-Türkiye Strategic Mechanism, the two countries reaffirmed their strong cooperation as partners and NATO allies and engaged in substantive dialogue on strategic global and regional issues and areas of bilateral cooperation.

On September 16, 2022, the U.S. lifted defense trade restrictions on the Greek Cypriot Administration for the 2023 fiscal year. On September 17, 2022, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it stated that Türkiye strongly condemned this expansion of the scope of the decision taken by the U.S. in September 2020 to lift the arms embargo towards the Greek Cypriot Administration and called on the U.S. to reconsider this decision and to pursue a balanced policy towards the two sides on the island.

NATO

As regards Finland and Sweden’s NATO membership applications, President Erdoğan drew attention to the ongoing activities of the members of the PKK/YPG and DHKP-C terrorist organizations in these countries, and in his speech delivered at the Turkish Grand National Assembly on May 23, 2022, he said that “we are one of the top countries that actively support the Alliance’s activities. Yet, this doesn’t mean that we will say ‘yes’ to every proposal brought before us. NATO’s enlargement is meaningful to us only to the extent that our sensitivities are respected. Asking us for support for NATO membership while providing every kind of support to the PKK/YPG terrorist organization amounts to incoherence to say the least.”

On June 28, 2022, Türkiye, Sweden and Finland signed a trilateral memorandum at the NATO Madrid Summit to address Türkiye’s security concerns, paving the way for Finland and Sweden’s NATO membership bids. Türkiye lifted its veto on Finland and Sweden’s NATO membership applications following the memorandum. The first meeting of the Permanent Joint Mechanism established within the framework of the trilateral memorandum was held in Finland on August 26, 2022. During the meeting, the working principles of the Permanent Joint Mechanism were outlined, the developments about the fulfillment of the commitments recorded in the trilateral memorandum were reviewed, and the concrete steps that should be taken in the period ahead were discussed.

Russia

On February 21, 2022, Russian President Vladimir Putin officially recognized Ukraine’s breakaway Donetsk and Luhansk regions as independent states and signed related agreements with separatist leaders in the Kremlin. On February 22, 2022, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it stated that the Russian Federation’s decision was unacceptable and Türkiye rejected it. In this press release, Türkiye also indicated that in addition to contradicting the Minsk Agreements, this decision constituted a clear violation of Ukraine’s political unity, sovereignty and territorial integrity.

On February 24, 2022, Russian President Vladimir Putin announced a special military operation in eastern Ukraine’s Donbas region. Following this announcement, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release and said that this operation was unacceptable and Türkiye opposed it. Türkiye also called on the Russian Federation to immediately stop this unjust and unlawful act, and its support for the political unity, sovereignty and territorial integrity of Ukraine will continue.

Due to the war in Ukraine, Türkiye’s flag carrier Turkish Airlines cancelled all Ukraine and Moldova flights as of February 24, 2022. On March 7, 2022, suspension of Ukraine and Moldova flights was extended until March 22, 2022. On March 15, 2022, suspension of Ukraine and Moldova flights was extended until April 10, 2022. On the same day, Turkish Airlines announced that all Belarus flights had been cancelled until March 31, 2022, and all Rostov and Sochi flights had been cancelled until April 10, 2022.

Following the start of Moscow’s military intervention, Ukraine asked Türkiye to close the Çanakkale (Dardanelles) and Istanbul (Bosphorus) Straits to Russian ships. On February 27, 2022, Türkiye’s Foreign Minister Mevlüt Çavuşoğlu said Türkiye would implement all provisions of the Montreux Convention in a transparent manner as the situation in Ukraine constitutes a “war”, as defined thereunder.

On February 28, 2022, Turkish President Recep Tayyip Erdoğan said that Türkiye would use its authority over the Turkish Straits under the 1936 Montreux Convention to prevent the Russia-Ukraine crisis from further escalating. He also added that Türkiye had strictly fulfilled its responsibilities within the framework of the institutions and alliances with which it is involved, especially the UN, NATO, and the EU.

On March 7, 2022, Türkiye’s Foreign Minister Mevlüt Çavuşoğlu announced that a tripartite meeting with Ukraine and Russia to be held at the Antalya Diplomacy Forum on March 10, 2022. He underlined that Türkiye had been engaged in intense diplomatic efforts to bring the Ukrainian and Russian parties together since the beginning of the war, and that since the war began he had spoken with Ukraine’s Foreign Minister Dmytro Kuleba six times and with the Russian Federation’s Foreign Minister Sergey Lavrov four times, and that Turkish President Recep Tayyip Erdoğan had held a total of 19 phone calls with his counterparts.

On March 10, 2022, Türkiye’s Foreign Minister Mevlüt Çavuşoğlu met with his Russian and Ukrainian counterparts in Antalya to mediate between the warring countries. After the meeting, Ukraine’s Foreign Minister said that talks between the top diplomats of Russia and Ukraine produced no breakthrough on ending the war in Ukraine following Russia’s invasion. Both parties, however, agreed to continue efforts to seek a solution to the humanitarian situation on the ground.

As of March 15, 2022, Türkiye had evacuated over 15,000 citizens from Ukraine since Russia began the war on Ukraine.

On July 22, 2022, Türkiye, the UN, Russia, and Ukraine signed a deal in Istanbul to resume Ukraine’s Black Sea grain exports. The deal came after a general agreement was reached between the parties on an UN-led plan during talks in Istanbul on July 13, 2022 to form a coordination centre to carry out joint inspections at the entrance and exit of the harbours, and to ensure the safety of the routes.

On August 5, 2022, Turkish President Recep Tayyip Erdoğan and Russian President Vladimir Putin held a 4-hour meeting in Sochi to discuss bilateral ties, regional and international issues. In a joint statement after the wide-ranging meeting, the two leaders confirmed that the constructive relations between Ankara and Moscow played a role in reaching last month’s historic deal on the safe transportation of grain and food products from Ukrainian ports.

Impacts of the War in Ukraine

Türkiye has strong relations with both Ukraine and Russia. Because of the close relationship with, and Türkiye’s geographic proximity to, both countries, the current hostilities between Russia and Ukraine has effected the Republic’s political, economic and financial position to some extent.

In particular, Türkiye has been negatively affected by energy price volatilities and unpredictability in the markets, as it depends significantly on Russia to meet its domestic energy requirements, particularly with regards to its consumption of natural gas. The share of Türkiye’s natural gas import from Russia was nearly 34% in 2020 and nearly 45% in 2021, while the share of Türkiye’s crude oil import from Russia was 11% in 2020 and 17% in 2021. The two countries also cooperate in other industries, including tourism, the construction industry and the ongoing construction of the Akkuyu Nuclear Power Plant. In this respect, Türkiye’s tourism, construction or other industries that rely on business from Russia could also be effected during the war.

Iraq

Turkish armed forces continue to carry out their military activities against terrorist organizations as needed in order to ensure the security of the Turkish people and the country’s borders. The most recent operation by the Turkish armed forces, Operation Claw-Lock was launched on April 18, 2022 in order to prevent terrorist attacks from northern Iraq and to ensure border security.

Israel

On March 9-10, 2022, Israeli President Isaac Herzog visited Türkiye upon the invitation of Turkish President Recep Tayyip Erdoğan. President Erdoğan said that the historic visit of Israeli President Isaac Herzog would be a “new turning point” in relations and strengthening the ties with Israel was of great importance for regional stability and peace as well as for the two countries.

On May 25, 2022, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Israel, the first visit by a Turkish foreign minister to Israel in nearly 15 years. Mevlüt Çavuşoğlu told that two countries agreed to reenergize the bilateral relations in many areas, resume meetings of different mechanisms as well as to resume talks on civil aviation in a joint news conference with his Israeli counterpart Yair Lapid.

On June 23, 2022, Israeli Foreign Minister Yair Lapid visited Türkiye. Turkish Foreign Minister Mevlüt Çavuşoğlu announced at the joint news conference that Türkiye and Israel have begun efforts to raise the diplomatic representation at relevant countries to the level of ambassadors.

On August 17, 2022, Turkish Foreign Minister Mevlüt Çavuşoğlu announced that Türkiye have decided to appoint an ambassador to Israel, to Tel Aviv.

Eastern Mediterranean

Exploratory talks to address issues related to the Aegean and Eastern Mediterranean between Türkiye and Greece continue, most recently in Athens on February 22, 2022. The consultative talks were focused on resolving bilateral disputes in the Aegean and Mediterranean seas, including achieving fair and equitable settlements to issues in the Aegean that began in 2002.

On June 1, 2022, Turkish Treasury and Finance Minister Nureddin Nebati visited Cairo to attend a meeting of the Islamic Development Bank. The trip marked Türkiye’s first ministerial-level visit to Egypt in nine years.

Kazakhistan

President of Kazakhstan Kassym-Jomart Tokayev paid an official visit to Türkiye on May 10, 2022 to meet with his counterpart Turkish President Recep Tayyip Erdoğan. During the visit, a total of 15 agreements were signed between the two countries in the fields of transportation, defense industry, military intelligence, information technologies, culture, agriculture, transportation, trade, customs, environment, education, youth, communication and archives.

Algeria

President of Algeria Abdelmadjid Tebboune paid an official visit to Türkiye on May 16, 2022 to meet with his counterpart Turkish President Recep Tayyip Erdoğan. During the visit, a total of 15 agreements were signed between the two countries in the fields of social services, environment, mining, combating transnational organised crime, education and training, science, technology and innovation, fisheries and aquaculture, public works, media and communication.

Saudi Arabia

Turkish President Recep Tayyip Erdoğan paid an official visit to the Saudi Arabia on April 28, 2022, upon the invitation of King Salman bin Abdulaziz Al Saud of Saudi Arabia.

On June 22, 2022, Turkish President Recep Tayyip Erdoğan welcomed Saudi Crown Prince Mohammed bin Salman with an official ceremony in Ankara. The leaders emphasized the countries’ determination to start a new era of comprehensive cooperation in many areas in their joint declaration.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of September 15, 2022, Türkiye had granted temporary protection to 3,656,157 Syrians. 48,016 of those are residing in temporary accommodation centres. As of December 2021, there were 1.26 million school-age (between 5 and 17 years old) Syrian children in Türkiye and 731,713 of them can attend school. The number of polyclinic services provided to Syrians since 2011 has reached over 66 million, while those receiving in-patient treatment exceeded 2.3 million. Almost 2 million surgeries were conducted on Syrians and over 526,000 Syrian babies were born in Türkiye.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 7,249 billion in 2021. In the first quarter of 2022, nominal GDP was approximately TL 2,508 billion. In the second quarter of 2022, nominal GDP was approximately TL 3,419 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of August 31, 2022 for the periods indicated:

GDP by Type of Economic Activity* (in %)		2021 Q4	2022 Q1	2022 Q2
1.	A- Agriculture, forestry and fishing	4.8	2.3	4.4
2.	BCDE- Industry	27.6	29.1	28.7
3.	F- Construction	4.6	4.4	5.4
4.	GHI- Services	25.5	25.3	26.9
5.	J- Information and communication	3.1	2.3	2.2
6.	K- Financial and insurance activities	2.7	3.6	3.8
7.	L- Real estate activities	4.2	4.2	3.4
8.	MN- Professional, administrative and support service activities	4.9	4.2	4.4
9.	OPQ- Public administration, education, human health and social work activities	9.2	11.0	8.5
10.	RST- Other service activities	2.6	2.4	1.6
11.	Sectoral total	89.1	88.8	89.3
12.	Taxes-Subsidies	10.9	11.2	10.7
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4

	(in %)
2021	7.5	22.2	7.9	9.6
2022	7.5	7.6

Source: TURKSTAT

In August 2022, CPI increased to 1.46% and domestic PPI increased to 2.41% compared to the previous month. In August 2022, the Republic’s annual CPI and domestic PPI increased by 80.21% and 143.75%, respectively, as compared to the same month of the previous year.

On September 14, 2022, the Government offered an interest rate of 14.63% for its 581-day TL denominated fixed coupon Government Bond, compared to 18.09% for its 728-day TL denominated fixed coupon Government Bond on September 22, 2021.

On August 10, 2022, the Government offered an interest rate of 17.51% for its 1764-day TL denominated fixed coupon bond issuance compared to 19.38% for its 1575-day TL denominated fixed coupon Government Bond on June 9, 2021.

The industrial production index increased by 2.4% in July 2022 compared to the same month of the previous year.

In 2021, the unemployment rate decreased by 1.1% to 12.0%, as compared to the previous year.

In July 2022, the seasonally adjusted unemployment rate decreased by 0.3% to 10.1% as compared to the same month of the previous year. The seasonally adjusted employment rate realized as 47.3% with a 0.3% decrease as the number of employed people fell by 148,000 to approximately 30.6 million. The following table indicates non-seasonally adjusted unemployment figures for the periods indicated:

2021	Unemployment rate (in %)	Number of unemployed
January	13.4	4,194,000
February	14.1	4,445,000
March	13.1	4,193,000
April	12.9	4,166,000
May	12.4	3,942,000
June	10.4	3,380,000
July	12.1	4,003,000
August	12.0	4,019,000
September	11.1	3,754,000
October	10.7	3,623,000
November	10.9	3,651,000
December	11.3	3,749,000

2022	Unemployment rate (in %)	Number of unemployed
January	12.1	4,012,000
February	11.4	3,781,000
March	11.4	3,800,000
April	10.6	3,588,000
May	10.1	3,453,000
June	9.7	3,364,000
July	10.6	3,644,000

Source: TURKSTAT

On February 1, 2022, the CBRT published the “Communique on Deposit and Participation Accounts Scheme for non-Resident Turkish Citizens (YUVAM)” numbered 2022/7 for the purpose of extending the application area of the new deposit protection scheme to Turkish citizens resident in foreign countries, and amended the same on February 18, 2022 with the Communique No. 2022/8, which extends the scope of accounts to companies owned or partnered by non-residents. On March 7, 2022, “Communique on Supporting the Conversion to Turkish Lira Depository and Participation Accounts” and “Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts” were amended respectively with the Communiques No. 2022/9 and 2022/10 for the purpose of allowing individuals and legal entities to renew their accounts at the end of maturity. Also with the mentioned amendments dated March 7, 2022, legal entities will be able to benefit from a maturity option of 3 months. For additional information on the Communiques, see “ — Monetary Policy.”

On January 20, 2022, the Turkish Parliament approved the new legislation on Amending the Tax Procedure Law and Corporate Tax Law. The relevant “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 was published in the Official Gazette dated January 29, 2022, amended on February 11, 2022 with the Communique No. 2022/19. The legislation brings a corporation tax exemption on the gains earned by converting the foreign exchanges to Turkish Lira under the determined provisions. If corporation taxpayers convert their foreign currencies, which are available on their balance sheet on December 31, 2021, into a TL time deposit or participation account with at least three months maturity until the specified date, the income derived from such transactions will be exempt from tax under the determined provisions of the legislation. The legislation also brings the postponement of the inflation accounting until December 2023 under the determined provisions.

On January 31, 2022, President Recep Tayyip Erdoğan announced a plan to establish a new loan guarantee package under the Credit Guarantee Fund scheme worth TL 60 billion. According to this announcement, this new credit package will have three main sub-packages: (i) card payment support to all companies of all sizes for their operating expenditures, (ii) investment support to the companies working for the production of higher value-added products, and (iii) export support to the SMEs that engage with the activities generating foreign exchange earnings and have the potential to make exports. On February 12, 2022, the Minister of Treasury and Finance, Nureddin Nebati, announced the details of the new guarantee scheme. According to this announcement, of the new guarantee scheme worth TL 60 billion in total, TL 25 billion will be strictly channelled towards investment supports, TL 25 billion towards export supports and TL 10 billion towards card payment supports.

On May 9, 2022, President Recep Tayyip Erdoğan announced three new housing finance support packages. In the first support package, citizens who will buy a house for the first time will be provided by a housing loan with a maturity of up to 10 years and an interest rate of 0.99% for houses worth up to 2 million Turkish Liras. In the second support package, on the condition that citizens convert their savings in foreign currency accounts opened before April 1, 2022 into Turkish liras, or sell physical gold to CBRT for at least half of the value of the house, a housing loan with a maturity of 10 years and an interest rate of 0.89% will be provided for houses worth up to 2 million Turkish Liras. In the last loan package, a resource of 20 billion Turkish lira was allocated for the construction projects of which at least 40% have been completed and 50% have not been sold as of May, provided that eligible companies will not change the house prices for a year.

On September 13, 2022, President Recep Tayyip Erdoğan announced a social housing project which aims to help low-income citizens own houses and tackle problems regarding property prices and rents. The target is to build 500,000 social housing, and 50,000 workplaces, also provide 250,000 residential land plots, in 81 provinces in five years covering 2023-2028.

On September 4, 2022, the Government announced the Medium Term Program covering the 2023-2025 period (the “2023-2025 Medium Term Program”). In the 2023-2025 Medium Term Program, the GDP growth target is 5% for 2022 and 2023, 5.5% for 2024 and 2025. According to the Medium Term Program, the Central Government budget deficit to GDP ratio target is 3.4% for 2022, 3.5%

for 2023, 2.5% for 2024 and 1.5% for 2025. The EU-defined general government debt stock to GDP ratio, which is expected to be 36.7% in 2022, is projected to be 35.2% in 2023, 33.6% in 2024 and 32.1% in 2025. The current account deficit to GDP ratio target is 5.9 % for 2022, 2.5% for 2023, 1.4% for 2024 and 0.9% for 2025. The CPI inflation target is 65% by the end of 2022, 24.9% by the end of 2023, 13.8% by the end of 2024 and 9.9% by the end of 2025. The unemployment target is 10.8% for 2022, 10.4% for 2023, 9.9% for 2024, and 9.6% for 2025.

TOURISM

In July 2022, the number of foreign visitors visiting the Republic increased by 52.84% to 6,665,129 people as compared to the same month in 2021. Tourism revenues increased by 103% and reached U.S.$24,482,332,000 in 2021 compared to 2020. According to the TURKSTAT, in the first quarter of 2022 tourism income increased by 122.4% compared to the same period of the previous year and reached to U.S.$5,454,488,000.45 billion. In the second quarter of 2022 tourism income increased by 190.2% compared to the same period of the previous year and reached to U.S.$8,717,103,000.

EMPLOYMENT AND WAGES

In July 2022, non-seasonally adjusted total civilian employment was 30.715 million and the non-seasonally adjusted labour force participation rate was at 53.1%, which represented a 1.9% increase compared to the same period of the previous year.

As of August 2022, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 113.11 billion. As of August 2022, 88.55% of the Unemployment Insurance Fund was invested in bonds and 11.45% of the assets were held in deposits.

As of May 2022, there were 377 pension funds offered to the public. As of May 2022, the total net asset value of these funds increased to TL 300.8 billion from approximately TL 183.1 billion in May 2021.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In July 2022, the trade balance posted a deficit of approximately U.S.$10.690 billion, with a 147.0% increase compared with July 2021. In July 2022, total goods imported (c.i.f.), including gold imports, increased by 41.4% to U.S.$29.240 billion, as compared to U.S.$20.686 billion during the same period in 2021. In July 2022, the import of capital goods, which are used in the production of physical capital, increased by 24.0% over the same period in 2021; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 46.3% over the same period in 2021; and the import of consumption goods increased by 28.2% over the same period in 2021. In July 2022, total goods exported (f.o.b.), increased by 13.4% to approximately U.S.$18.551 billion, as compared to approximately U.S.$16.358 billion during the same period of 2021. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$387 million in July 2022. The following table summarizes the balance of payments of Türkiye for the period indicated:

July 2022
in millions of U.S. Dollars
CURRENT ACCOUNT	-4,010
Trade Balance	-9,308
Goods Exports	18,582
Goods Imports	27,890
Services	5,778
Primary Income	-559
Secondary Income	79
CAPITAL ACCOUNT	-17
FINANCIAL ACCOUNT	-2,977
Direct Investment (net)	-252
Portfolio Investment (net)	631
Assets	207
Liabilities	-424
Other Investment (net)	-3,356
Assets	2,332
Liabilities	5,688
RESERVE ASSETS	4,423
NET ERRORS AND OMISSIONS	5,473

Source: CBRT

In June 2022, the volume of crude oil imports increased by 4.91% compared to June 2021. In June 2022, natural gas imports decreased by -5.64% to 3,836.03 million cubic meters compared to 4,065.34 million cubic meters in June 2021. In June 2022, liquefied petroleum gas imports increased by 20.58% to 299,474.909 tons compared to 248,358.427 tons in June 2021.

As of August 2022, total gross international reserves were U.S.$111,222 million (compared to U.S.$117,756 million as of August 2021). As of August 2022, gold reserves were U.S.$40,185 million (compared to U.S.$40,592 million as of August 2021) and the CBRT gross foreign exchange reserves were U.S.$63,725 million as of August 2022 (compared to U.S.$69,275 million as of August 2021).

As of August 2022, the CBRT reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the CBRT, to be approximately U.S.$54,720 million (compared to approximately U.S.$49,344 million as of August 2021). As of August 2022, the CBRT reported foreign currency loans, securities and deposits to be approximately U.S.$31,022 million (compared to approximately U.S.$23,126 million as of August 2021).

As of September 16, 2022, the CBRT held approximately TL 87.42 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2022 is 5%, with a 2% uncertainty band in both directions.

On September 20, 2022, the CBRT foreign exchange buying rate for U.S. Dollars was TL 18.2786 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2021**
Turkish Lira per U.S. Dollar	13.33
Turkish Lira per euro	15.09
Turkish Lira per 100 Japanese Yen	11.55
Turkish Lira per Currency Basket*	14.21

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2021.

Source: CBRT

On February 1, 2022, CBRT published the “Communique on Deposit and Participation Accounts Scheme for non-Resident Turkish Citizens (YUVAM)” numbered 2022/7 for the purpose of allowing Turkish citizens who are not resident in Türkiye to open FX Protected TL accounts in domestic banks. With an amendment on March 22, 2022, the CBRT determined those who could benefit from the YUVAM mechanism as non-resident persons and the companies the fund holders of which are non-resident persons and the legal residence of which is outside Türkiye. According to this Communique and the Implementation Instructions for the Communique prepared by the CBRT; if non-resident persons or their companies established abroad convert their U.S. Dollar/EUR/GBP deposit or participation accounts in domestic banks into Turkish Lira denominated YUVAM accounts, they can benefit from the foreign currency protection mechanism same as that in FX Protected TL Depository Communique. Eligible non-resident persons and their companies can participate in this deposit scheme with maturity options of 3 months, 6 months, 1 year and 2 year. In the event that the relevant foreign currency rate at the end of the given maturity is higher than the initial conversion rate, and such difference exceeds the accrued interest or profit share, CBRT will reimburse the depositing person via relevant deposit or participation bank. The accounts opened within the scope of YUVAM mechanism may be renewed at the end of their maturity. The renewed accounts continue to benefit from the support, with a chosen term, for an amount up to the foreign currency equivalent of TL balance at the end of the maturity as converted at the exchange rate at maturity.

On January 19, 2022, the CBRT announced the establishment of a Bilateral Currency Swap Agreement with the Central Bank of the United Arab Emirates between the UAE Dirham (AED) and the Turkish lira in the nominal size of mutually AED 18 billion and TL 64 billion. The CBRT also added that the agreement will stand for a period of three years, with the possibility of an extension through mutual agreement.

On January 20, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On January 27, 2022, the CBRT released the first inflation report of the year which stated its inflation forecasts as 23.2% and 8.2% for year-end 2022 and 2023, respectively. The CBRT stated in the report that the monetary policy stance will be decided with a focus on evaluating the sources of the risks to inflation, their permanency and how they can be controlled by monetary policy, with an ultimate goal of long-term price stability. The CBRT also stated that the deflation process is expected to start on the back of measures taken for sustainable price and financial stability along with the decline in inflation owing to the base effect.

On February 17, 2022 the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On March 1, 2022, the CBRT made some amendments in the “Implementation Instructions for Advance Loans Against Investment Commitment”. In this respect, it was stipulated that all contracts and pricing that the firms using advance loans against investment commitment would conduct with residents regarding the relevant investment should be in Turkish lira only. It was also stipulated that firms using the credits should make the domestic pricing and sale of the goods, produced via the relevant investment, in Turkish lira only. In addition, a facility was introduced allowing for the use of credits at a fixed interest rate only and with a maximum total interest rate reduction of 500 basis points over the policy rate depending on some commitments. On April 20, 2022, the CBRT made further amendments in the Implementation Instructions for Advance Loans Against Investment Commitment. In this respect, tourism firms were also provided with the facility to use advance loans against investment commitment at an interest rate with reductions of up to 500 basis points in total over the policy rate, against a commitment to generate FX-earning services revenues, invest in tourism development regions, use domestic input, and receive external financing of at least 20%. The total credit limit was increased to TL 150 billion, TL 50 billion of which was allocated to advance loans against investment commitment to be used by firms operating in the tourism sector. A limit of TL 250 million was allocated to firms with an SME status, and TL 1.5 billion to other firms.

On March 17, 2022 and April 14, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On April 15, 2022, with an amendment to the CBRT’s Export Circular, the obligation of exporters to sell their FX earnings to the CBRT was raised from 25% to 40%.

On April 18, 2022, with an amendment to the CBRT Regulation regarding “Invisible Balances”, it was stipulated that in case FX proceeds from FX earning services/ operations are sold to banks, at least 40% of this amount should be sold to the CBRT.

On April 23, 2022, in line with its main objective of price stability and in the scope of efforts towards supporting financial stability and encouraging liraisation, the CBRT announced that it had strengthened its macroprudential policy toolkit and had revised the reserve requirement regulation. In this context, banks’ and financing companies’ TL-denominated commercial cash loans will be subject to reserve requirements, excluding some loans. Accordingly, commercial loans, which have been extended in four-week periods since April 1, 2022, will be subject to a reserve requirement of 10% of the said loans during the maintenance periods of four-week. For banks with a loan growth rate above 20% by May 31, 2022 compared to December 31, 2021, the difference between their outstanding loan balances on March 31, 2022 and December 31, 2021 will be subject to reserve requirements of 20% of this difference, for a period of 6 months. Moreover, the CBRT decided to differentiate FX deposit/participation fund reserve requirement ratios according to the conversion rate of real person’s FX accounts to TRY accounts. In this respect, based on said conversion rate, the CBRT decided to implement an additional reserve requirement of (i) 500 basis points for banks with a conversion rate below 5%, and (ii) 300 basis points for banks with a conversion rate between 5% and 10%, to be effective from the calculation date of May 27, 2022 with the maintenance period starting on June 10, 2022. In addition, reserve requirement ratios of financing companies, which were 0%, were set at the same level as banks, and their liabilities to domestic banks were included in the scope of reserve requirements, to be effective from the calculation date of April 29, 2022 with the maintenance period starting on May 13, 2022.

On April 28, 2022, the CBRT released the second inflation report of the year, which stated its inflation forecasts as 42.8%, 12.9% and 8.3% for year-end 2022, 2023 and 2024, respectively. The CBRT stated in the report that one of the essential elements of its policy review process was the liraisation strategy, which is grounded in the construction of the financial system through Turkish lira instruments. The CBRT expects the liraisation to support monetary policy instruments in the medium and long term in the fight against inflation through three channels. According to the report, the first channel will be to encourage TL savings with FX Protected Deposits and similar instruments, ensuring that their returns are not lower than those of alternative instruments. The second channel is the gradual management of the transition to TL instruments for the CBRT liquidity and provisioning operations. In this framework, the prioritisation of Turkish lira collateral and instruments in accessing the TL, and in particular the reduction of the share of currency swap transactions in total funding have been targeted. Thirdly, to secure permanent gains in disinflation by improving production capacity, the report states that it is important to meet the funding needs of sectors that support the sustainable improvement of the current account balance and engage in foreign exchange earning activities at appropriate maturities in TL terms.

On May 26, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On June 10, 2022, the CBRT published the “Communique on Amending the Communique on Reserve Requirements (numbered 2013/15)” numbered 2022/19 for the purpose of increasing the reserve requirement ratio for Turkish lira-denominated commercial cash loans from 10% to 20% with a view to supporting financial stability and published the “Communique on Maintenance of Turkish Lira-Denominated Securities for Foreign Currency Liabilities” numbered 2022/20 which requires banks to maintain additional Turkish lira long-term fixed-rate securities for foreign currency deposits/participation funds as of July 29, 2022 as a complementary step to the action increasing the weight of the Turkish lira fixed-rate securities in the collateral pool that would become effective on June 24, 2022 in the context of the announcement about the collateral and liquidity policy actions at the last Monetary Policy Committee meeting.

On June 13, 2022, the Implementation Instructions for Rediscount Credits for Export and Foreign Exchange Earning Services were revised. Accordingly; the maximum maturity was set at 360 days for Turkish lira rediscount credits and 720 days for the defense industry; interest rates for Turkish lira rediscount credits were set to be 300 basis points, 200 basis points, and 100 basis points below the policy rate for maturities of 0-90 days, 91-180 days, and 181-720 days, respectively; in addition to the existing condition for access to TRY rediscount credits (stipulating that 40% of export proceeds should be sold to the CBRT), firms should also make a commitment to sell at least 30% of their export proceeds to a bank and firms using TRY rediscount credits should pledge not to buy the sold amount of foreign currency again for a month from the date of the first sale of export proceeds.

On June 23, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On July 4, 2022, the minimum Government Domestic Debt Securities (GDDS) collateral blockage for all swap transactions with the CBRT and the GDDS collateral requirement for Interbank Money Market Operations, that had been changed from 30% to 45% on June 6, 2022, were increased to 50%, effective on July 22, 2022 and the collateral discount rates, that had been changed from 15% to 30% on June 6, 2022, were increased to 50% for indexed securities as well as FX-denominated and gold-backed assets subject to collateral with an amendment to the Implementation Instructions for Turkish Lira Operations and the Implementation Instructions for FX Markets also effective on July 22, 2022.

On July 6, 2022, the CBRT published the “Communique on Amending the Communique on Supporting the Conversion to TRY Deposits (numbered 2021/14)” numbered 2022/22 which allows resident legal persons to convert their FX deposit accounts, which were held at banks at any date between December 31, 2021 and June 30, 2022, into TRY deposits.

On July 21, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On July 28, 2022, the CBRT released the third inflation report of the year, which stated its inflation forecasts as 60.4%, 19.2% and 8.8% for year-end 2022, 2023 and 2024, respectively.

On August 18, 2022, , the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 14% to 13%. In the summary of the Monetary Policy Committee Meeting published on August 25, 2022, it was stated that annual consumer inflation decreased in energy whereas it went up in other groups, with core goods and services having a significant impact on the rise in inflation. The Committee expects the disinflation process to start on the back of measures taken and decisively implemented for strengthening sustainable price and financial stability along with the resolution of the ongoing regional conflict. It is important that financial conditions remain supportive to preserve the growth momentum in industrial production and the positive trend in employment in a period of increasing uncertainties regarding global growth as well as escalating geopolitical risk. Accordingly, the Committee decided to reduce the policy rate by 100 basis points, and has assessed that the updated level of policy rate is adequate under the current outlook.

On August 20, 2022, the CBRT announced the following decisions for loans subject to the reserve requirement practice it had stated in its press release of April 23, 2022: (i) the reserve requirement maintenance being applied at a ratio of 20% was replaced by maintenance of securities at 30% for banks to enhance the efficiency of the practice, (ii) securities equaling the loan amount exceeding the loan growth rate of 10% as of December 30, 2022 compared to July 29, 2022 will be maintained for a period of one year, (iii) in case the types of loans that are excluded are not extended against expenditure, such loans will be subject to the securities maintenance practice. Additionally the CBRT decided that for commercial loans to be extended from August 20, 2022 until the end of 2022, securities will be maintained based on 20% of the loan amount to be extended at an annual compound interest rate 1.4 times higher than the CBRT-released annual compound reference rate, and 90% of the loan amount to be extended at an annual compound interest rate 1.8 times higher than the CBRT-released annual compound reference rate.

On September 22, 2022, the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 13% to 12%.

On October 20, 2022, the Monetary Policy Committee will hold its next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the CBRT website immediately after the meeting.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 18.02% and a relatively low non-performing loan ratio of 2.42% as of July 2022.

As of July 2022, the loan to deposit ratio and return on average assets of the banking sector were 89.99% and 1.95%, respectively.

As of September 19, 2022, the reserve requirement ratios (RRRs) for Turkish Lira deposits/participation accounts were between 3.0% and 8.0% depending on maturity. Furthermore, as of that date, RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months). On November 27, 2020, the CBRT announced that the same reserve requirement ratios and remuneration rates will be applied to all banks. On April 15, 2022, the remuneration rate applicable to Turkish lira reserve requirements was set at 0%, and the implementation regarding the payment of additional remuneration for Turkish lira reserve requirements depending on the conversion of resident real persons’ accounts was terminated. On June 30, 2022, the commission rate applied to reserve requirements that banks maintain at required reserve and FX notice deposit accounts for their FX deposit/participation fund liabilities was increased from 1.5% to 5%.

According to the decision taken by the BRSA on January 13, 2022, Deutsche Bank A.Ş. was authorized to provide support/advisory services to the banks and other financial institutions belonging to Deutsche Bank AG group in the following areas: convening the parties, preparation, monitoring, reporting and transmission of all kinds of information and documents related to foreign financing opportunities and transactions, and providing operational support such as giving reference prices for the transaction, providing communication support on administrative and operational issues, local legislation, compliance, tax and legal issues, and know-your-customer processes.

With its decision dated April 21, 2022, the BRSA allowed that Hayat Katılım Bankası A.Ş. was established as a digital participation bank. Hayat Katılım Bankası A.Ş. is the first bank who got the establishment license within the frame of the Regulation on the Operation Principles of Digital Banks and Service Model Banking prepared by the BRSA and entered into force on January 1, 2022.

On May 24, 2022, the BRSA amended the Regulation on Procedures and Principles for Classification of Loans and Provisions to be Set Aside. With the amendment, the threshold amount for classification of receivables as non-performing loan in discretion of banks was increased from TL 100 to TL 2,500. The threshold amount will be applied as TL 500 for consumer loans. The amounts in question will be increased in January every year by the rate of increase in the annual producer price index announced by the TURKSTAT.

According to the decision taken by BRSA dated June 24, 2022, if: (i) a company (other than a bank or a financial institution) is subject to independent audit; and (ii) it holds FX cash assets (including gold and effective FX currency) in an amount exceeding: (A) the cash equivalent of TL 15 million; and (B) 10% of the greater amount of the total assets of the company or the company’s net sales revenue for the last year; such company will be subject to TL credit restrictions. Companies’ foreign subsidiaries and affiliates will not be included in calculation of threshold amount. These restrictions will also apply to credits extended by factoring and leasing companies. Companies that are not allowed to borrow foreign currency credit due to the legislation and that have a foreign currency net position deficit within three consecutive months following the date of the credit application will be exempted. However, aforementioned companies’ deficit position must be determined and their financial statements must be prepared by authorized independent audit firms or by certified public accountants.

PUBLIC FINANCE AND BUDGET

From January to August 2022, the Central Government consolidated budget expenditures were TL 1.7 trillion (compared to TL 0.9 trillion during the same period of 2021), the Central Government consolidated budget revenues were approximately TL 1.8 trillion (compared to TL 0.9 trillion during the same period of 2021), the Central Government consolidated budget surplus was TL 33.13 billion (compared to a deficit of TL 37.51 billion during the same period of 2021), and the Central Government consolidated budget primary surplus was approximately TL 207.12 billion (compared to a surplus of TL 90.66 billion during the same period of 2021). In August 2022, the Central Government consolidated budget expenditures were approximately TL 302.3 billion (compared to approximately TL 105.7 billion during the same month of 2021), the Central Government consolidated budget revenues were approximately TL 305.9 billion (compared to approximately TL 146.5 billion during the same month of 2021), the Central Government consolidated budget surplus was TL 3.6 billion (compared to a surplus of TL 40.8 billion during the same month of 2021), and the Central Government consolidated budget primary surplus was TL 26.2 billion (compared to a surplus of approximately TL 54.5 billion during the same month of 2021). A Central Government budget deficit to GDP ratio of 3.4% for 2022 and 3.5% for 2023, and 2.5% for 2024 are expected through the 2023-2025 Medium Term Program that was announced on September 4, 2022. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 1.5%.

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (million TL)	2021	January-August 2022 (cumulative)	August 2022
Budget Expenditures	1,599,642	1,735,193	302,343
1-Excluding Interest	1,418,790	1,561,199	279,696
Compensation of Employees	346,258	379,621	57,318
Social Security Contributions	57,368	59,794	9,000
Purchase of Goods and Services	130,104	126,905	30,942
Current Transfers	626,664	715,982	98,547
Capital Expenditures	130,926	107,975	22,373

Central Government Budget (million TL)	2021	January-August 2022 (cumulative)	August 2022
Capital Transfers	25,492	20,467	9,792
Lending	101,978	150,455	51,725
2-Interest	180,852	173,994	22,647
Budget Revenues	1,407,399	1,768,320	305,930
1-General Budget Revenues	1,369,503	1,730,328	301,322
Taxes	1,164,809	1,474,497	271,858
Property Income	55,511	74,670	2,507
Grants and Aids and Special Revenues	17,874	21,073	1,830
Interest, Shares and Fines	121,227	150,412	22,778
Capital Revenues	8,815	8,505	2,167
Collections from Loans	1,268	1,171	182
2-Special Budget Institutions	28,925	28,738	3,803
3-Regularity & Supervisory Institutions	8,971	9,254	805
Budget Balance	-192,244	33,127	3,586
Balance Excluding Interest	-11,391	207,121	26,233

Source: Ministry of Treasury and Finance

According to Presidential Decree No. 4970, dated December 24, 2021, and Presidential Decree No. 5193, dated February 13, 2022, no withholding tax will be applied to the foreign currency protected TL depository accounts and participation accounts. In addition, no withholding tax will be applied to the TL depository accounts and participation accounts opened for foreign exchange funds transferred from abroad by non-resident citizens in the scope of YUVAM mechanism.

According to Presidential Decree No. 5046, dated December 30, 2021, and Presidential Decree No. 5193, dated February 13, 2022, no withholding tax will be applied to TL depository accounts converted from gold deposit accounts, and TL participation accounts converted from gold denominated participation accounts.

On February 12, 2022, the Government announced that the value added tax on basic food products will be decreased from 8% to 1%. The relevant Presidential Decree numbered 5189 was published in the Official Gazette dated February 13, 2022.

According to Presidential Decree No. 5360, dated March 31, 2022, the temporary period of reduced withholding tax levels on Turkish Lira-denominated bank deposits and participation funds opened or renewed since April 4, 2022, which is 0% for maturities more than one year, 3% for maturities up to one year and 5% for maturities up to six months, was extended until June 30, 2022. With the same Presidential Decree, the temporary period of reduced withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was also extended to until June 30, 2022.

On April 15, 2022, Law No. 7394 on Certain Amendments to the Law on Utilization of Immovable Properties Belonging to the Treasury and Certain Amendments to Value Added Tax Law and to Certain Laws and Statutory Decrees was published in the Official Gazette. Under this law, the corporate income tax rate was increased to 25% for banks, companies within the scope of Law No. 6361 on Financial Leasing, Factoring, Financing, and Saving Financing Companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, and pension companies for the tax period starting from January 1, 2022. This law also introduced a VAT exemption for the goods and service deliveries for construction works within the scope of the investment incentive certificates related to the manufacturing industry and tourism until December 31, 2025. In addition, the required one-year holding period for VAT exemption related to resident or workplace purchases by non-residents was changed to three years.

With the “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 and published in the Official Gazette dated January 29, 2022, and the “Law on Amending Banking Law, Some Other Laws and Statutory Decree numbered 655” numbered 7407 and published in the Official Gazette dated May 28, 2022, certain tax regulations regarding corporate taxation were made for the legal entities benefiting from the FX Protected TL Depository Communique and Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts.

On July 7, 2022, Law No. 7414 on the Amendment of the Central Government Budget Law and its subsidiaries was published in the Official Gazette. With the publishing of this law in the official Gazette, the budget revenue for 2022 increased by approximately TL 1.1 trillion, while the budget spending for 2022 increased approximately by TL 880.5 billion.

PRIVATIZATION

The privatization implementations of Türkiye amounted to approximately U.S.$413.10 million in 2021 and approximately U.S.$387.8 million as of September 19, 2022.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to U.S.$71.18 billion as of September 19, 2022.

DEBT

In August 2022, the average maturity of the Republic’s domestic cash borrowing was 65.6 months, as compared to 53.9 months in August 2021. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 19.70% in August 2022, compared to 13.84% in August 2021.

The total gross outstanding external debt of the Republic was approximately U.S.$451,169 million (at then-current exchange rates) at the end of the first quarter of 2022.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2021 Q4	2022 Q1
GROSS EXTERNAL DEBT	442,492	451,169
SHORT-TERM	121,726	132,096
Public Sector	22,219	24,848
Central Bank	26,052	29,812
Private Sector	73,455	77,436
LONG-TERM	320,766	319,073
Public Sector	157,494	157,862
Central Bank	0	0
Private Sector	163,273	161,210

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 42.6% in the first quarter of 2022. The Republic also maintains a large cash balance to cover its financing needs. As of September 16, 2022, the Republic’s cash account with the CBRT stood at approximately TL 252.5 billion. As of year-end 2021, it was TL 237.1 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2022, the Republic’s primary pillars of borrowing strategies are:

•	to borrow mainly in TL and to decrease the share of domestic debt stock denominated in foreign currencies;

•	to borrow in foreign currencies besides the U.S. dollar in international markets for market diversification;

•

to keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	to keep a strong level of cash reserves in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

Sustainable Finance Framework

The Republic published its Sustainable Finance Framework in November 2021 (the “Framework”) in order to finance and/or refinance, in whole or in part, projects that fall under the Eligible ESG Categories (as defined below).

The Eligible ESG Categories for eligible projects under the Framework (the “Eligible Green and Social Projects”) have been defined in accordance with the broad categorization of eligibility for Green Projects set out by the International Capital Market Association (“ICMA”)’s Green Bond Principles (“GBP”) 2021, Social Bond Principles (“SBP”) 2021, and Sustainability Bond Guidelines (“SBG”) 2021, and the Loan Market Association (“LMA”) Green Loan Principles (“GLP”) 2021 and Social Loan Principles (“SLP”) 2021. The eligibility criteria under the Framework are also aligned with the United Nations Sustainable Development Goals, a collection of 17 global goals set by the United Nations General Assembly in 2015 for the year 2030.

“Eligible ESG Categories” are those which comprise financing within the Eligible Green and Social Projects categories set out in the Framework. Such Eligible ESG Categories include the following:

•

Renewable Energy: Projects to support the manufacturing, development, installation, operation and connection of renewable energy; projects to support integration of renewable energy into power systems; and projects related to generation of biogas from food waste;

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Energy Efficiency: Projects related to energy management developments to increase energy efficiency at industry, public and service buildings; installation of energy-efficient technologies and products; and industrial/utility energy efficiency improvements;

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Sustainable Water and Wastewater Management: Projects related to construction, upgrades, renovations or improvements for transportation and treatment of wastewater; projects related to increase water-use efficiency; and projects related to research, development, implementation and maintenance that improves or maintains water resilience;

•	Pollution Prevention and Control: Projects related to waste prevention, reduction, reuse or recycling; and projects related to reducing air pollution;

•	Clean Transportation: Projects related to zero emissions vehicles and associated infrastructure for personal, public and freight transportation;

•

Sustainable Management Of Living Natural Resources And Land Use and Terrestrial and Aquatic Biodiversity: Projects related to preservation and sustainable use of terrestrial and aquatic of natural resources; projects related to environmentally sustainable forestry; projects related to restoration and/or conservation of natural terrestrial and marine landscapes; and projects related to biodiversity preservation;

•	Climate Change Adaptation: Projects related to increasing the resilience of eco-systems;

•

Circular Economy Adapted Products, Production Technologies and Processes and/or Certified Ecoefficient Products: Projects related to reducing the use of raw materials and supporting resource efficiency; and projects related to the usage of waste and recycled materials in in production for industries;

•	Green buildings: Projects related to buildings certified to an acceptable level under an internationally or locally recognized green building certification scheme;

•

Employment Generation, and Programs designed to prevent and/or alleviate unemployment stemming from socioeconomic crises, including through the potential effect of SME financing and microfinance: Projects supporting Micro Small and Medium-sized enterprises that support employment generation; and projects related to an emergency response to a crisis to alleviate unemployment and/or provide financial support for individuals and businesses including financing of social security institutions;

•

Access to Essential Services: Projects related to the construction, equipping and operation of hospitals, clinics and health care centers for the provision of public or subsidized health services; projects related to an emergency response to a crisis; projects related to the development and operation of schools, training centers and related facilities in order to improve quality of and access to education, promote learning opportunities and vocational training; and projects related to the physical and mental development of the young generation to facilitate socioeconomic advancement and reduce social inequalities;

•

Socioeconomic Advancement and Empowerment: Projects related to the elimination of all forms of discrimination against women, prevention of violence and abuse against women, and promotion of opportunities for women to participate in social, political and economic spheres; projects related to supporting and providing care, protection, socio-economic and psycho-social support of disadvantaged children and youth; projects related to supporting and providing social assistance for persons from disadvantaged socioeconomic backgrounds, persons under disabled care and elderly individuals; and projects related to the supporting of persons with disabilities working in protected workspaces and the elimination of discrimination against persons with disabilities;

•	Affordable Basic Infrastructure: Projects related to delivering infrastructure to rural areas to minimize disparities between regions or benefitting disadvantaged populations;

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Affordable Housing: Projects related to the development and/or provision of affordable and low-income housing under the Housing Development Administration of the Republic of Türkiye (TOKİ) social housing projects;

•	Food Security and Sustainable Food Systems: Projects related to physical, social, and economic access to sufficient, safe, nutritious food.

The examples of the above categories are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by the Republic during the term of notes issued pursuant to the Framework.

Project Evaluation and Selection Process

The Ministry of Treasury and Finance (“MOTF”) of the Republic has assembled a working group (the “Working Group”) consisting of representatives from related ministries.

The MOTF, with the assistance of the Working Group, will review potentially qualifying projects and verify whether these comply with the criteria and definition of Eligible Green and Social Projects set out in the Framework. The MOTF will coordinate this process. The MOTF and the Working Group may consult with other Government departments and agencies in carrying out its responsibilities. Selected representatives from the main ministries in charge of the execution of the public budget, and/or ministries responsible for the projects being considered may form a part of the Working Group on a case-by-case basis, for the purposes of the process for project evaluation and selection under the framework.

The MOTF, with the help of the Working Group and with the assistance of the respective ministries utilizing the proceeds (if needed), shall track and monitor the environmental and social benefits of the Eligible Green and Social Projects which are funded by notes issued pursuant to the Framework.

Management of Proceeds

The net proceeds of any Sustainable Financing Instrument will be transferred to the MOTF’s account at the CBRT. The allocation and tracking of proceeds from Sustainable Financing Instruments will be done by the relevant Ministries within the Working Group, under a portfolio approach. In accordance with the evaluation and selection process described above, an amount at least equivalent to the net proceeds from Sustainable Financing Instruments will be allocated to eligible expenditures and managed and tracked by the MOTF. In the event where some expenditures would be withdrawn from the portfolio of eligible expenditures, the Republic of Turkey will reallocate the specific proceeds to other eligible expenditures which are compliant with the Eligibility Criteria, as soon as reasonably practicable. Pending the full allocation of the net proceeds to Eligible Green or Social Projects, any unallocated funds will be managed per the MOTF’s general cash management policies.

Reporting

The MOTF will make and keep readily available reporting on the allocation of the amount equal to the net proceeds, on an annual basis starting on the one-year anniversary of the issuance of any Sustainable Financing Instrument until the proceeds have been completely allocated and as necessary in the event of material changes. The MOTF plans on reporting on the associated environmental and social benefits on an annual basis starting one year from the first Sustainable Financing Instrument issuance until the full allocation of the proceeds.

Sustainalytics, an external consultant, issued an opinion dated November 2, 2021 in connection with its independent assessment of the Framework’s alignment with the ICMA GBP, SBP and SBG and the LMA’s GLP and SLP (the “Second Party Opinion”). The Framework, the reports and the Second Party Opinion are publicly available on the MOTF’s website.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2017	2018	2019	2020	2021		2022
Nominal GDP (in billions of TL)	3,134	3,759	4,312	5,048	7,248		5,927	**
Real GDP Growth (%)	7.5	3.0	0.8	1.9	11.4		7.5	**
Non-Seasonally Adjusted Unemployment (%)	10.9	11.0	13.7	13.1	12.0		10.6	***
Consumer Price Index (%)	11.92	20.30	11.84	14.60	36.08		80.21	****
Domestic Producer Price Index (%)	15.47	33.64	7.36	25.15	79.89		143.75	****
Current Account Balance (in millions of U.S.$)	-40,877	-21,740	5,303	-35,537	-13,590	***	-36,672	***
Central Government External Debt Stock (in millions of U.S.$)	90,241	91,245	96,443	102,317	109,732		107,813	****
Public Sector Borrowing Requirement/GDP (%)	1.79	2.44	3.25	3.92	2.50		6.40	*

*	2023-2025 Medium Term Program realization estimate.
**	As of the end of Q2 2022.
***	As of July 2022.
****	As of August 2022.

Sources: TURKSTAT, CBRT, Ministry of Treasury and Finance

From March 11, 2022 to September 16, 2022, the Istanbul Stock Exchange National 100 Index increased by approximately 64.44%.

DESCRIPTION OF THE REPUBLIC

Türkiye has an executive presidential system of government. Since its founding in 1923, Türkiye has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (the “OECD”). Türkiye is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank of the Republic of Türkiye (the “Central Bank” and “CBRT”) and reform the tax system. Türkiye moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Türkiye has undergone an important restructuring process after a 2001 crisis by implementing fundamental fiscal, financial, economic and legal transformation. These reforms include increasing financial liberalization by improving the banking sector, decreasing the public share in the economy via privatization, increasing and improving the regulatory role of the government in the economy, liberalization of energy, communication, education, health and agricultural sectors, and promoting competition and transformation in these sectors. As a result, the Turkish economy achieved striking growth rates. Türkiye has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Turkstat, in 2021, agriculture, industrial sector and services sector accounted for 5.6%, 26% and 57.8% of GDP respectively. The average GDP growth rate during the 2017-2021 period was 7.5%. See “Economy—Services,” “Economy—Principal Industries” and “Economy—Agriculture” for details.

LOCATION, AREA AND TOPOGRAPHY

Türkiye, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Türkiye’s location has been a central feature of its history, culture and politics. Türkiye’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Türkiye’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Strait of İstanbul, the Sea of Marmara and the Strait of Çanakkale.

Türkiye has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

Türkiye is among the countries that are most affected by natural disasters on a global scale due to its tectonic, seismic, topographic, and climactic structure. Although disasters such as floods, avalanches, landslides, and fires are common in the country, earthquakes are typically the most devastating natural disasters in Türkiye. According to the 2018 Earthquake Hazard Map of Türkiye, a significant portion of Türkiye’s population and most of its economic resources are located in seismically hazardous areas. On average, Türkiye and its surrounding areas experience two 5 to 5.9 magnitude earthquakes per month and have experienced a large number of earthquakes in recent years, some quite significant in magnitude, which renders the proper management and coordination of disasters absolutely crucial. In the event of future earthquakes, effects from the direct impact of such events could result in a significant loss of lives and have a material adverse effect on Türkiye’s economy. In addition to natural disasters, man-made disasters are also an area of concern for AFAD.

The total number of earthquake monitoring stations across Türkiye reached 1143 between 2017-2021, which represents the 2nd largest earthquake monitoring network in Europe. The number of stations also includes GPS and borehole stations.

The 1999 Marmara earthquake marked the turning point in the area of disaster management and coordination and clearly demonstrated the need to reform disaster management, compelling Türkiye to establish a single government institution to coordinate and exercise legal authority in cases of disaster and emergencies.

The Turkish Parliament passed Law No. 5902 in 2009 to form the Disaster and Emergency Management Authority (“AFAD”) under the Turkish Prime Ministry and abolish various agencies which previously held jurisdiction over issues of disaster management. After Türkiye adopted a presidential system of governance on April 16, 2017 and the new executive presidential system entered into force with the June 24, 2018 elections, Presidential Decree No. 4, which was published in the Official Gazette on July 15, 2018, reformed AFAD (previously an agency under the office of the Prime Ministry) as an agency under the Ministry of Interior. Decree No. 4 defines the purpose and scope of the Presidency as follows: “to take the necessary measures for the effective provision of services concerning disaster and emergency recovery and civil defense at a country level, ensuring preparedness and risk reduction before events occur; to provide coordination among institutions and agencies in charge of response and recovery operations during and after such events; to conduct and coordinate humanitarian aid operations at home and abroad; and to formulate and implement policy recommendations related to these issues.”

AFAD works to prevent disasters and minimize disaster-related damages, plan and coordinate post-disaster responses, and promote cooperation among various government agencies. Notwithstanding its position as the sole authority on disasters and emergencies, AFAD cooperates with a range of government institutions and non-governmental organizations depending on the nature and severity of disasters.

The mission of AFAD for the period from 2019 to 2023 is “to engage in the efforts required for the effective management of processes relating to disasters and emergencies, to ensure coordination among the relevant institutions and agencies, and to formulate policies in this field”. AFAD aims to serve as an organization that focuses on risk management, with an awareness of the importance of sustainable development that takes care to ensure efficiency, effectiveness and reliability in the provision of services, that is influential on an international level and that effectively coordinates all agencies involved in disaster management. Considering the need to raise public awareness of disasters and emergencies, as well as the level of preparedness, in parallel with efforts to reduce risks in the strategic plan period, the Presidency’s vision was revised to “Building a disaster-resilient community”.

Under the National Earthquake Strategy Action Plan prepared by Earthquake Department, AFAD is responsible for updating and developing the Building Earthquake Code, taking into account the Eurocode, under the principle of “safe settlement and earthquake-resistant construction”. The updated “Turkish Building Earthquake Code” was published in the Official Gazette dated March 18, 2018 and numbered 30364 and entered into force as of January 1, 2019.

The National Earthquake Research Program (UDAP), which was published in the Official Gazette dated April 27, 2012 and numbered 28276, is intended to support scientific research in order to produce new information and solve technological problems, and to use the country’s resources effectively and efficiently by transforming these researches into projects that can be transferred to a multi-participatory structure and practice. Within the scope of UDAP, 35 projects were supported between 2017-2021.

AFAD’s strategic plan, developed with a participatory approach on a solid foundation that takes into account national and international conjuncture, was created around six components, which are “Coordination and Communication, Risk Mitigation, During and Post-disaster, Social Awareness, International Influence and Institutional Capacity”, as well as the goals that serve these themes. As the successor of the Hyogo Framework for Action, covering the period from 2015 to 2030, the Sendai Framework seeks to reduce losses resulting from disasters, prevent new risks, mitigate existing risks and enhance resilience to disasters. The Sendai Framework for Disaster Risk Reduction defines the basic building blocks for disaster management until 2030 and is the main reference source for the national development plans and programs, as well as for AFAD’s Strategic Plan.

In 2012, AFAD published the National Earthquake Strategy and Action Plan 2012-2023. The main objective of this plan is to prevent or reduce the physical, economic, social, environmental and political damages and losses that earthquakes may cause, and to create new earthquake-resistant, safe, prepared and sustainable living environments.

As of 2021, 53 Action items of the 80 set forth in the plan were completed. A total of 13 Strategies were completed within the framework of the Strategy and Action Plan. 7 responsible organizations completed all of their action items.

In order to enhance coordination and improve the management of risks and dangers posed by disasters in Türkiye, AFAD introduced a novel disaster management model known as the “Integrated Disaster Management System”, which is intended to prioritize Türkiye’s transition from crisis management to risk management.

The Integrated Disaster Management System consists of four axes:

1-Mitigation: This axis covers activities focused on reducing or eliminating the likelihood of loss or lessening its intensity through risk evaluation.

2-Preparedness: This axis covers preparation and training activities for disaster intervention procedures through coordination of people and institutions.

3-Response: This axis covers activities focused on determining and meeting all necessities that may arise as a result of disasters and emergencies as promptly as possible.

4-Recovery: This axis covers the activities that are focused on normalizing, and if possible, further improving all life systems that have been disrupted due to disaster or emergency, in the fastest and most targeted way.

Within the framework of the integrated disaster management system, there are various initiatives designed to correctly distribute tasks among all stakeholders and to encourage effective monitoring and evaluation of these tasks for management policies, strategies and practices regarding disasters and emergencies. The Turkish Disaster Management Strategy (TAY), a strategic plan that will serve as the framework document of Türkiye’s disaster management system, is being prepared. the preparation process for the Turkish Disaster Risk Reduction Plan (TARAP), one of the tactical plans, was completed in 2022 and the document is at the stage of approval by the President of the Republic of Türkiye. The Türkiye Disaster Response Plan (“TAMP”) has been in effect since 2014 and the Türkiye Post-Disaster Recovery Plan (TASIP) is in the preparation phase.

After the Van Earthquake in October 2011, the need for a comprehensive action plan became clear as then-current legislation in Türkiye was no longer fulfilling present day’s needs. New studies and plans on disaster management emerged due to advances in technology and increased disaster awareness. Following a detailed inspection of various types of events; a plan was created to define the roles and responsibilities for all parties involved in disaster and emergency response situations to determine the basic principles of a response plan in all three phases: before, during and after disaster and emergency situations. AFAD named this plan TAMP.

TAMP is flexible, modularly-structured and adaptable to all types and scales of disasters and guides the planning and coordination of public institutions and non-governmental organizations in the event of a local- or national-level disaster to minimize the loss of life and property via efficient resource management. TAMP gives responsibilities to personnel of all parties involved (ministries, the public institutions and non-governmental organizations) in the wake of a local- or national-level disaster to work under different working groups. Personnel, equipment and resource analysis is carried out to analyze the current situation and identify the strengths and weaknesses in current disaster response procedures so as to increase the disaster and emergency management capacity in Türkiye. Currently, TAMP is in force and is applied in every disaster situation.

TAY studies started in 2016. This plan will be a strategic plan that includes the responsibilities and task distribution of all stakeholders related to disaster management. The objectives of this plan are (i) to increase the effectiveness of all sectors in disaster management, (ii) to prioritize urgent needs and (iii) to increase social resilience against disasters. TAY studies are aimed to be completed by the end of 2022.

Since its foundation, AFAD has been adhering to the philosophy of switching from crisis management to risk management. As a result, the risk management and risk reduction efforts in the Republic have been given fresh impetus. In 2017, the Disaster Risk Reduction System (ARAS) Project was launched for the purpose of using different methods for landslide, rockfall and avalanche risk analysis so that more accurate maps can be produced and analysis can be performed, stored and shared on the same platform. As of year-end 2020, the ARAS system has been made available in the 81 provinces and continues to be actively used. Landslide, rockfall, avalanche susceptibility and hazard maps have been produced for all provinces and shared with the public institutions and organizations that act as stakeholders in disaster risk mitigation.

Preparatory work on TARAP started in 2017. TARAP aims to identify disaster risks in prioritized categories and to create a blueprint for a set of measures with specific directions on the authority, timing and structure of the implementation of disaster-related measures. After the completion and operationalization of TARAP, redundant investments and efforts in disaster risk mitigation will be prevented, and Türkiye will be more resilient against disasters.

In line with its strategic goals, AFAD is conducting several capacity-building activities to improve disaster resilience in society. Some of these key activities include disaster risk reduction activities, situational awareness efforts, and humanitarian assistance.

Focusing seriously on disaster risk reduction activities, AFAD completed the pilot study that resulted in the first provincial-level disaster risk reduction plan of Türkiye in Kahramanmaraş. IRAP (the provincial level disaster risk reduction plan) has 3 goals, 21 targets and 225 actions. Most of the actions address the recommendations of the Sendai Framework priorities, and thus aim to reduce and prevent disaster risks. In the plan, relevant stakeholders have been designated to accomplish actions in a specific implementation period. In 2020, 6 more provincial plans were completed. At the end of 2020, a guide was prepared and published with a circular. In line with the guideline, 74 provinces prepared their plans by the end of 2021. IRAP addresses the need to manage underlying disaster risk drivers and strengthen good governance in disaster risk management with a focus on local governments, including authorities and managers at city or other sub-national levels.

With the aim of increasing disaster awareness in society, AFAD launched the “Disaster Prepared Türkiye Raising Awareness and Training Project” in 2013. The main objective of this project is to raise awareness among citizens about the disaster risks, with a special focus on earthquakes, in the area they live in, to take measures to reduce the damage that they and their families may experience in their homes and work places, and to prepare them for the moment of disaster and the aftermath. Between 2013 and 2020, more than 32 million citizens were reached under the project through face-to-face indoor trainings, practices at three mobile earthquake simulation trucks and three simulation centers at key cities in Türkiye.

Within the framework of the integrated disaster risk management approach and with the mission of creating a disaster-resilient society, between July 2019 and August 2020, AFAD has conducted a risk information and communication campaign titled “Year of Disaster Preparedness”. Under this campaign, awareness-raising activities were carried out on the provincial and national level with different themes of disaster management such as “Preparing Emergency Kit”, “Emergency Assembly Areas”, “Disaster Insurance”, “Safe Buildings”, “First Aid”, “Volunteering”, “Fire” and “Disaster Drills”.

2021 was declared as the “Disaster Training Year”, as a continuation of previous projects, with the purpose of increasing the public’s level of disaster awareness and initiating a change in disaster risk reduction and prevention habits. The overall target of this campaign is to reach 50 million people through various activities carried out in cooperation with ministries and public agencies, nongovernmental organizations (such as search and rescue and humanitarian NGOs, chambers, unions of different professions, sport federations etc.), the private sector and universities:

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Since the beginning of 2021, over 15 million citizen received one hour of online or face to face “Disaster Awareness Training”, covering topics of prevention and preparedness for earthquake, flood, landslide, fire and avalanche at the individual and household levels. Other trainings such as “Fire Awareness”, and “Basics of Search and Rescue” are also conducted for citizens widely.

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In order to raise awareness levels of public authorities and improve local capacities relating to disaster and emergency management at the local and national level, Governors, local administrators, Mukhtars/Heads of Villages and Village Council Members attend disaster awareness and disaster management training programs.

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Public spot videos, animations, posters and booklets (in Turkish, English and Arabic) concerning different types of disaster risks were prepared and accessible through official web sites and social media accounts.

The following trainings were completed in 2021.

I.	Disaster Awareness Training was given to 56,232,958 citizens and Disaster Awareness Instructor Training was provided to 18,169 personnel.

II.	146,119 people were given CBRN Awareness and Suspicious Mail Training.

III.	The number of views of educational videos about disasters on social media is 12,907,770.

IV.	Disaster Awareness Training was provided in numerous provinces throughout Türkiye through the use of the Republic’s Mobile Simulation Trucks.

V.	Training was given to 47,120 headmen and 142,308 village committee members.

VI.	Disaster Awareness Training was provided to 25,268 neighborhood security officers, 30,189 village security guards and volunteer village security guards, and 157,595 private security guards.

VII.	Training was provided to 356,956 association members from 9,365 associations.

VIII.	Disaster Awareness Trainings are given to the mosque community in mosques; 6,495,241 people have been reached through these trainings.

IX.

Tent Setting Training is given to Gendarmerie General Command, General Directorate of Police, Coast Guard Command, Ministry of National Education and Fire Brigade personnel and members of AFAD Volunteers and non-governmental organizations, and 86,761 people have been given this training.

X.	Disaster Training Tents have started to been placed in city squares as of June 2021,reaching 2,442,585 citizens.

XI.

161,000 Disaster and Emergency Bags, 12,785,000 Posters and Brochures, 650,000 Disaster Awareness Manuals for children, 15,000 Disaster Box Games, 350,000 coloring books and 73,000 puzzle games were distributed to our provinces.

XII.	Disaster Awareness Area in Konya Science Center was opened to visitors and a 3D animation film was prepared for the planetarium center; 217,809 people visited the center in 2021.

Aiming to get volunteers involved in disaster management, AFAD initiated the AFAD Volunteerism System Project in 2018. The scope of the project is to ensure that persons wishing to take a voluntary role in any phase of the disaster management cycle can participate in accordance with certain standards, identify the fields of volunteer activity, increase volunteer capacities through trainings and monitor volunteer performance within the system. The aim here is to construct a voluntary pool within the AFAD Volunteerism System, aimed at directing people in the pool to be able to work effectively in coordination with professional staff during every phase of disaster management cycle.

The Turkish nation has an enduring tradition of humanitarian aid emanating from its history and culture. In addition to disaster and emergency management activities within Türkiye, AFAD also carries out humanitarian aid operations abroad. Türkiye has always perceived providing international aid to countries during times of natural disasters, war, poverty and social clashes as a humanitarian duty and an important element in achieving a stable international community.

Between 2009 and 2021, Türkiye has carried out humanitarian aid operations in order to help people affected by disasters and emergencies such as earthquakes, floods, drought, famine, fire and international disturbances within the framework of the humanitarian aid principles. AFAD’s contributions have increased over the years and humanitarian assistances of AFAD have been received above 70 countries across 5 continents. According to the Global Humanitarian Assistance Report, Türkiye has been one of the lead countries in providing humanitarian aid over the past couple of years.

One of the goals of the AFAD Strategic Plan is “to become a leading organization in the international arena.” AFAD aims to become a leading organization in the world by increasing its institutional presence in the international arena. In pursuit of this goal, AFAD has collaborated with international organizations and countries, and played an active role in such initiatives.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”), the population of Türkiye was 84,680,273 on December 31, 2021. The annual population growth rate for Türkiye in 2021 was 1.27%, compared to an annual growth rate of 0.55% in 2020. Türkiye’s population is relatively young compared to other European countries, and the transformation of Türkiye’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. In 2021, the median age of the population in Türkiye was 33.1, with a median age of 32.4 for males and 33.8 for females. Persons of working age, the age group of 15-64, constituted 67.9% of the total population in 2021.

The largest city in Türkiye, with a population of about 15.8 million, is Istanbul, the country’s commercial center. Ankara, the capital city of Türkiye, with a population of about 5.7 million is the second largest city. Izmir, with a population of about 4.4 million, is third largest. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydın, Balıkesir, Bursa, Denizli, Diyarbakır, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Muğla, Sakarya, Samsun, Şanlıurfa, Tekirdağ and Van.

In 2021, total employment was 28,797 million, with approximately 17.2% employed in agriculture, 21.3% in industry and 61.5% in services (including construction). The unemployment rate was 12% in 2021. See “Economy—Employment and Wages” for details.

Türkiye has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 78 years for the period of 2015-2017. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 9.1 per thousand live births for the year 2020. According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased sharply from 80.5% in 1990 to 97.5% in 2021.

Türkiye is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Türkiye, including mostly Greek Orthodox, Armenian Christians and Jews. The official language of Türkiye is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

Overview

A popular nationalist movement began in Türkiye before the turn of the 20th century and gathered momentum in the aftermath of World War I. Türkiye was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Atatürk was elected as Türkiye’s first President. Atatürk instituted a series of sweeping social reforms that have played a central role in the development of modern Türkiye. The first Constitution of Republic of Türkiye was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Türkiye, and Islamic legal codes were replaced by Western ones. Atatürk’s reforms and Western orientation continue to be the dominant ideological element in Türkiye today.

Türkiye’s current Constitution (the “Constitution”), which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly.

On April 16, 2017, a new constitutional reform package was approved in a public referendum. The constitutional reform package included, among other things, the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18, and increasing the number of parliamentarians from 550 to 600.

The package of constitutional amendments allowed the winner of the presidential election to assume control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections were held on June 24, 2018 under the amended constitution.

The Constitution provides for the Assembly and a President. Both presidential and parliamentary elections will be held every five years on the same date. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. Under the new presidential system, the President appoints the members of the Cabinet, and the Cabinet, chaired by the President, exercises the executive powers of the Government.

The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties based on class, religion or ethnic identity. Pursuant to an amendment made to the Law No. 2839 with the Law No. 7393 published in the Official Gazette on April 6, 2022, parties whose nationwide vote in general elections is less than 7% will not be eligible for seats in the Assembly. In the case of an alliance of two or more political parties, the total number of these parties’ votes is taken into consideration to meet the 7% eligibility ratio. In this case, these parties’ votes are not taken into consideration individually. According to another amendment to the Law No. 2389, each party will win seats in the Parliament according to the votes they receive in a particular electoral district, whereas previously parliamentary seats were distributed according to the total votes mustered by members of an alliance. Pursuant to Article 67 of the Constitution, these amendments will not be implemented in elections until one year has passed from the date that they enter into force.

Significant Events

The Turkish military establishment has historically been an important factor in Turkish government and politics, directly interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems. After a coup d’état was attempted against the Government by a faction within the army that is linked to the terrorist group called Fethullah Terrorist Organization (“FETÖ”) on July 15, 2016, the Parliament approved the declaration of a three-month state of emergency beginning on July 21, 2016, in line with Article 120 of the Constitution, in order to enable the authorities to take swift and effective action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights based on Article 15 of the Convention. On each of October 3, 2016, January 3, 2017, April 18, 2017, July 17, 2017, October 17, 2017, January 18, 2018 and April 18, 2018 the Parliament approved an extension of the state of emergency, declared after the country’s failed military coup, by a further three months. The State of Emergency was not extended beyond July 18, 2018.

Bilateral discussions between Türkiye and United States regarding the extradition of Fethullah Gülen, the Pennsylvania-based leader of the FETÖ who is accused of masterminding the failed coup,, are ongoing.

Elections & Executive Powers

The most recent local elections were held on March 31, 2019. According to the official results from the Election Board, Justice and Development Party (AKP) and Nationalist Movement Party (MHP), (“People’s Alliance”) won 49.70% of the votes for the mayoral election (municipality and metropolitan municipality) while Republican People’s Party (CHP) and İYİ Party, (“Nation Alliance”) obtained 37.99% of the votes. On May 6, 2019, the Supreme Election Council accepted the AKP’s objection to the local election results in Istanbul, where the AKP lost by a narrow margin, and announced that a re-run election in Istanbul would be held on June 23, 2019. On June 23, 2019, the mayoral candidate for the opposition CHP’s, Ekrem Imamoglu, won the re-run election with 54.21% of the votes against the AKP candidate, Binali Yildirim, who received 44.99% votes.

Following the approval of the constitutional reform package on April 16, 2017, President Erdoğan was re-elected as the chairman of the ruling AKP at a party congress and the status of Prime Minister Binali Yildirim in the party was changed to general vice-president on May 21, 2017. On July 19, 2017, Prime Minister Binali Yildirim announced a Cabinet reshuffle, forming the 66th government of the Republic.

The latest general and presidential elections were held on June 24, 2018. According to the official results announced by the Supreme Election Council on July 4, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. AKP garnered 42.56% of the votes, CHP garnered 22.65%, MHP garnered 11.10%, HDP garnered 11.70%, İYİ Party garnered 9.96%, and other participant political parties and independent candidates garnered 2.03% of votes.

The elections results marked Türkiye’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703 published on July 9, 2018, abolished some laws on the organizations and functions of some ministries and institutions. Under the decree, Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into one ministry and the new ministry was named the “Ministry of Treasury and Finance” and is the agency with the authority to raise funding in international capital markets on behalf of the Republic of Türkiye.

In the recently established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment, Urbanization and Climate Change, Ministry of Culture and Tourism, Ministry of Youth and Sports, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade. On April 21, 2021, the Ministry of Labor, Social Services and Family was split in two; the Ministry of Labor and Social Security and the Ministry of Family and Social Services were established.

On May 17, 2021, a new political party, the Homeland Party, was founded by former CHP deputy Muharrem İnce.

On August 26, 2021, a new political party, the “Victory Party”, was founded by former İYİ Party deputy Ümit Özdag.

The following table sets forth the composition of the Assembly by total number of seats as of September 22, 2022:

Table 1

Number of Seats
Justice and Development Party	286
Republican People’s Party	134
People’s Democratic Party	56
Nationalist Action Party	48
İYİ Party	37
Turkish Workers Party	4
Homeland Party	2
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	2
Victory Party	1
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	6
Total	581

Source: The Grand National Assembly of Türkiye

The next parliamentary and presidential elections are scheduled for June 18, 2023.

Legislation

As of November 4, 2018, 9 deputies including the HDP’s co-chairs have been under arrest over alleged links to terrorist groups including the PKK. On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. Parliamentary status of these deputies has been removed due to the finalized sentences given by the courts. The final judgements of the judicial proceedings against the deputies were read out in the General Assembly of the Parliament. The CHP deputy was found guilty of disclosing secret state documents by the 2nd Penal Department of the Istanbul Regional Court of Justice. HDP’s lawmakers, on the other hand, were arrested for being members of the PKK terrorist group.

On February 11, 2021, the CHP deputy regained his deputyship after a court order for his retrial. On March 17, 2021, the parliamentary status of another HDP deputy was removed due to his sentencing on terrorism charges, but his deputyship was restored on July 16 2021. On March 17, 2021, the chief public prosecutor of the Supreme Court of Appeals filed an indictment seeking dissolution of the opposition party, HDP. On March 31, 2021, Türkiye’s Constitutional Court (the “Constitutional Court”) returned the indictment on the closure of HDP over procedural deficiencies. On June 7, 2021, the chief public prosecutor of the Supreme Court of Appeals refiled the indictment that sought the dissolution of HDP. On June 21, 2021, the Constitutional Court accepted the new indictment for the case. On November 5, 2021, HDP handed over its preliminary defense. On November 29, 2021, the chief public prosecutor of the Supreme Court of Appeal completed his opinion and demanded that the objections and requests raised by the HDP in its preliminary defense be rejected and the HDP be permanently closed. After the Constitutional Court handed the chief public prosecutor’s opinion to HDP on January 20, 2022, HDP demanded an additional 4 months to prepare its defense. On February 16, 2022, the Constitutional Court decided to grant HDP an additional 60 days for its defense. On April 19, 2022, HDP has provided its defense to the Constitutional Court over the ongoing case.

On December 10, 2016, a new constitutional reform package was submitted to the Parliament by the AKP ruling party and the MHP opposition party. The constitutional reform package includes among other things the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18 and increasing the number of parliamentarians from 550 to 600. On December 30, 2016, the constitutional reform package was approved by the Constitutional Committee. The constitutional reform package was approved by the Parliament on January 20, 2017 and approved by the President on February 10, 2017. The constitutional reform package was approved in the public referendum held on April 16, 2017. On April 21, 2017, Türkiye’s main opposition party filed a court appeal against the electoral authority’s decision to count unsealed ballot papers in the April 16 referendum as valid. Following an unsuccessful appeal to the Supreme Election Council itself, the Council of State (the highest administrative court in Türkiye) rejected the opposition party’s petition to annul the High Election Council’s decision on the referendum results on April 25, 2017. According to the official results announced by the Supreme Election Council, on April 27, 2017, the turnout rate was 85.43%. Supporters of the package had 51.41% of the votes cast and opponents had 48.59% of the votes cast. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the new constitution were held on June 24, 2018.

Some of the most important changes imposed by the executive presidential system are as follows:

•

Article 77. Parliamentary terms are extended from four to five years. Parliamentary and presidential elections will be held on the same day every five years, with presidential elections going to a run-off if no candidate wins a simple majority in the first round.

•

Article 87. The functions of the Parliament are to: prepare, change, and remove laws; accept international contracts; discuss, increase or decrease budget (on Budget Commission) figures and accept or reject the budget in the General Assembly; appoint seven members of the Council of Judges and Prosecutors (“HSK”); and, exercise other powers in the Constitution.

•

Article 104. The President becomes both the head of state and head of government, with the power to appoint and remove ministers and the Vice President. The President can issue decrees based on his executive powers. If legislation is enacted on the same topic about which the President issued an executive order, the decree will become invalid and parliamentary law becomes valid.

•	Article 106. The President can appoint one or more Vice Presidents. If the presidency falls vacant, then presidential elections must be held within forty-five days.

•	Article 116. The President and three-fifths of the Parliament can decide to renew elections. In this case, the enactor also dissolves itself until elections.

•	Article 125. The acts of the President are now subject to judicial review.

The articles related to changes to the judicial system are as follows:

•

Article 146. The President used to appoint one judge from the High Military Court of Appeals, and one from the High Military Administrative Court. As military courts are now abolished, the number of judges in the Constitutional Court is reduced to fifteen from seventeen. Consequently, presidential appointees are reduced to twelve from fourteen, while the Parliament continues to appoint three.

•

The High Council of Judges and Prosecutors is renamed to “Council of Judges and Prosecutors”. The number of members is reduced to thirteen from twenty-two and departments are reduced to two from three. Four members are appointed by the President and seven will be appointed by the Parliament. Council of Judges and Prosecutors candidates will need to get two-thirds, or 400, votes to pass the first round and will need three-fifths, or 360 votes in the second round to become a member of HSK. The other two members, the Justice Minister and Ministry of Justice Undersecretary, remain the same.

Judicial Power

Judicial power in Türkiye is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Constitutional Court also examines and adjudicates on the merits of individual applications. The High Court of Appeals is the court of last resort for most civil and criminal matters.

On May 30, 2019, President Recep Tayyip Erdoğan announced the “Judicial Reform Strategy” document, which is the third strategy document prepared by the Ministry of Justice. In the new strategy document, strengthening the rule of law, protecting and promoting rights and freedoms more effectively, strengthening the independence of the judiciary and improving impartiality, increasing the transparency of the system, simplifying judicial processes, facilitating access to justice, strengthening the right of defense and efficiently protecting the right to trial in a reasonable time were listed as main issues. Under the document, the first reform package on October 17, 2019, the second reform package on April 14, 2020, the third reform package on July 22, 2020, the fourth reform package on July 8, 2021, the fifth reform package on November 24, 2021, and the sixth reform package on June 23, 2022 were accepted by the Parliament. Some of the important changes in the packages are set out below:

•	With an addition to the Anti-Terror Law, statements of thought that do not exceed the limits of reporting or are made for criticism will not constitute a crime.

•

During the investigation phase, the detention period cannot exceed 6 months for cases that do not fall under the jurisdiction of the high criminal court, and 1 year for cases that fall under the jurisdiction of the high criminal court.

•

The judicial control period cannot exceed 2 years for cases that do not fall under the jurisdiction of the high criminal court, and 3 years for cases that fall under the jurisdiction of the high criminal court.

•

After the acceptance of an indictment, the criminal court of first instance may decide to apply the simple trial procedure for crimes that require a judicial fine or a maximum imprisonment of 2 years or less.

•	The scope of the exceptional provisions previously accepted to be implemented at the appeal stage was expanded.

•	The decisions of criminal courts of peace regarding detention and judicial control would be appealed to criminal courts of first instance.

•

The crimes of intentional killing, intentional injury, torture, and deprivation of liberty committed against a divorced spouse were added to the definition of qualified crimes, as in crimes committed against a spouse.

•

The scope of the decisions of the criminal offices of the regional court of cassation that can be appealed has been expanded. The decision will be made without a hearing, and an appeal may be filed against this decision. The acceptance of a request for postponement or suspension may be subject to assurance or other condition.

•

With the amendment made to the Law on the Regulation of Broadcasts on the Internet and the Fight Against Crimes Committed Through These Publications, the decision to block access for some crimes will be made by blocking access to content.

•

The scope of situations where judges may decide to conduct legal proceedings confidentially under the Civil Procedure Law were expanded. In this respect, if the relevant parties’ superior interests require confidentiality, trials could be held closed to the public.

•

The response time of administrative requests was reduced from 60 days to 30 days, and the waiting period from the date of application, if the response provided by the authorities within the thirty-day period was not a final determination, was reduced from 6 months to 4 months. The response time for mandatory applications made to the administration before bringing an action was also reduced from 60 days to 30 days.

•

Mediation as a pre-condition for filing a lawsuit was added to the Law on Consumer Protection for some consumer disputes. In this respect, an application to a mediator was made mandatory before the lawsuit was filed.

FOREIGN POLICY

“Peace at Home, Peace in the World” has been the guiding principle of the Republic of Türkiye’s foreign policy since its founding in 1923. As a democratic, secular, and economically thriving country located at the center of a strategic and dynamic region, Türkiye actively pursues a responsible, constructive, and multidimensional foreign policy. Facing many opportunities and challenges in her neighborhood, Türkiye, with its “Enterprising and Humanitarian Foreign Policy” seeks to help generate stability, security, and prosperity in its region and beyond.

In pursuit of creating and sustaining peace and prosperity in its region, Türkiye aims to further develop its relations with neighboring countries through initiatives aimed at strengthening political dialogue, economic interdependence, and social-cultural interaction among regional countries. One key element of this policy is the principle of regional ownership, fostering an environment where all regional actors can become part of the solution and agree on a common vision based on their shared interests.

Drawing strength from its increased economic and political capabilities, Türkiye has been more actively involved in a wider geography and in a wider set of global issues. Türkiye has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia, Latin America, and the Caribbean. With 253 diplomatic missions, Türkiye has the fifth largest diplomatic network in the world and has plans to further increase this number.

Türkiye effectively harnesses economic and commercial instruments in its relations within its region and beyond. These instruments include, among others: Free Trade Agreements (FTAs), preferential regimes, incentives and integration of customs. Due to its economic and commercial cooperation with various geographies, Türkiye is a signatory to 26 Free Trade Agreements (FTA), 22 of which are in force, and 4 of which are in the process of being ratified as of December 31, 2021. Türkiye’s FTA negotiations are ongoing with 15 countries and with MERCOSUR. Through these efforts, Türkiye’s exports reached a record high of U.S.$225.2 billion in 2021, while the cumulative amount of foreign direct investment (FDI) in 2003-2020 was U.S.$225 billion.

Being among the top 20 economies in the world in 2021, Türkiye actively contributes to global governance efforts at the Group of Twenty (“G-20”) and other multilateral fora. Türkiye has also been taking on greater responsibility in global humanitarian and development initiatives. According to the Global Humanitarian Assistance Report 2020, Türkiye’s international humanitarian assistance amounted to U.S.$8.036 billion in 2021. This report also notes that in 2020 , Türkiye is the second largest donor country.. Türkiye remains the world’s “most generous” humanitarian donor in terms of the proportion of gross national income (GNI) spent on international humanitarian assistance (0.98% as of December 31, 2021). Simultaneously, Türkiye continues to be the world’s leading refugee hosting country according to UN figures.

Türkiye’s official development assistance (“ODA”) was U.S.$8.6 billion in 2018,U.S.$8.65 billion in 2019 and U.S.$8.1 billion in 2020. These figures also correspond respectively to 1.1% ,1.5% and 1.14% of Türkiye’s GDP, significantly exceeding the UN’s ODA/GNP target of 0.7% for three consecutive years. The Least Developed Countries (“LDCs”) are a priority in Türkiye’s development cooperation. Particularly since the İstanbul Declaration and Plan of Action (2011) the share of Türkiye’s ODA going to the LDCs has increased, amounting to U.S.$255 million on average annually. Türkiye hosts the UN Technology Bank for LDCs, which was inaugurated on June 4, 2018, marking the achievement of the first of the Sustainable Development Goals (“SDG”) target 17.8.

Türkiye plays a prominent role in peace building and conflict prevention efforts, acting as a mediator or facilitator in various conflicts around the world and spearheading multilateral initiatives. In this regard, Türkiye plays a leading role in raising awareness and capacity-building for mediation, by simultaneously co-chairing three distinct mediation-focused initiatives within the UN, Organization for Security and Co-operation in Europe (“OSCE”), Organization of Islamic Cooperation (“OIC”), by organizing annual mediation conferences, and by convening the Mediation for Peace Certificate Training Program. Türkiye is also spearheading new initiatives in the field of diplomacy. During the Ambassadors Conference in August 2019, Foreign Minister Mevlüt Çavuşoğlu announced the Digital Diplomacy Initiative. The initiative aims to capitalize on the potential of big data and artificial intelligence in the making of foreign policy, as well as improving digital literacy of Turkish diplomats and the efficiency of the Turkish diplomatic service.

In order to capitalize on the opportunities and potential brought about by the rise of Asia, Türkiye has also launched the “Asia Anew Initiative”, with a view to refocus on the continent through a long-term perspective.

Ensuring the efficiency of foreign policy requires keeping abreast of change and diversifying policy instruments accordingly. By designing innovative initiatives, Türkiye also intends to shape the diplomacy of today and the future. Similarly, the Antalya Diplomacy Forum (ADF) which was launched in 2019, has become an innovative platform for global diplomacy. The first Forum was held in 2021.

Türkiye has been an EU candidate country since 1999 and its accession negotiations began in 2005. Membership is Türkiye’s strategic priority and Türkiye remains committed to the accession goal. The Türkiye-EU Customs Union has been in effect since 1996. The EU is currently Türkiye’s biggest trading partner. As a candidate country, Türkiye also receives Instrument for Pre-Accession funds from the EU.

Strong commitment to human rights, the rule of law and democracy are the guiding principles advocated by Turkish foreign policy. Türkiye gives its full support to the protection, promotion, and effective implementation of fundamental human rights in its surrounding region and beyond, as well as making significant contributions to the international standard-setting activities with respect to human rights.

Türkiye is party to the core human rights conventions of the UN and cooperates with the international and regional human rights mechanisms. Türkiye is also party to the European Convention on Human Rights and to a large number of protocols and other Council of Europe Conventions, including Protocol 6 and 13, abolishing the death penalty in all circumstances.

Over the last decade, a series of comprehensive reforms have been successfully implemented in line with Türkiye’s international commitments and aspirations to further improve the standards of human rights, the rule of law and democracy. The country transitioned into a presidential system of government in July 2018. This transition aims to restructure the executive in order to make it more effective. Parliamentary elections were also held at the end of June 2018.

International Organizations

Türkiye is a founding member of the UN, the Council of Europe, Organisation for Economic Cooperation and Development (“OECD”), the European Bank for Reconstruction and Development, the Asia Infrastructure Investment Bank (“AIIB”), the Organization for Security and Cooperation in Europe (“OSCE”) and the Organization of the Black Sea Economic Cooperation (“BSEC”), the OIC, the Economic Cooperation Organization (“ECO”) and the Developing Eight (“D-8”) Organization for Economic Cooperation. Türkiye is among the 14 biggest contributors to the UN budget, with a contribution of U.S.$39,656,985 in 2021. Türkiye has been a member of the UN Geneva Group since 2014. Türkiye is also a member of the North Atlantic Treaty Organization (“NATO”), the World Trade Organization, the World Customs Organization (“WCO”), the Islamic Development Bank and the Conference on Interaction and Confidence Building Measures in Asia. Türkiye hosted the 9th D-8 Summit on October 20, 2017 in Istanbul and assumed Chairmanship of the D-8 for the 2018-2020 term. In 2019, Türkiye hosted the 24th Council of Foreign Ministers of ECO and assumed its Chairmanship. In 2021, Türkiye hosted the online 14th ECO Summit and handed over the Chairmanship to Turkmenistan. Türkiye also hosted the 13th Islamic Summit of the OIC from April 14-15, 2016, in Istanbul and held the Summit Chairmanship of the OIC until 2019.

G20 membership is an important component of Türkiye’s soft power. Türkiye assumed the G20 Presidency on December 1, 2014, announcing its priorities as “Inclusiveness, Implementation, and Investment”. Under the theme of “Collective Action for Inclusive and Robust Growth,” Türkiye pursued an ambitious agenda and an intense work plan, which through collective action, paved the way towards achieving the overarching aim of the G20: strong, sustainable, balanced, and inclusive growth. During its G20 Presidency, Türkiye organized 60 official meetings and initiated the Women 20 (W20). Türkiye’s G20 Presidency culminated in the 10th G20 Leaders’ Summit, hosted by the President of the Republic of Türkiye in Antalya, from November 15-16, 2015. Türkiye handed over the G20 Presidency to China on December 1, 2015.

Türkiye is also a member of MIKTA, “a partnership for progress” established by the Foreign Ministers of five G20 countries (Mexico, Indonesia, South Korea, Türkiye and Australia) in September 2013. Since then, MIKTA has held twenty one meetings of Foreign Ministers, several meetings at the levels of senior officials and experts, and carried out exchange programs, workshops, and outreach activities. Türkiye assumed the MIKTA Chairmanship in March 2022 for a term of one year. Türkiye’s Chairmanship priorities are global health, food security and effective migration management. During its Chairmanship, Türkiye plans to build upon previous MIKTA activities and also to introduce new initiatives to strengthen MIKTA’s role as a constructive player in major international fora and to expand its outreach.

Türkiye took over the Chairmanship-in-Office of the BSEC at the 35th Meeting of the Council of Ministers of Foreign Affairs held in Belgrade on December 13, 2016, for the first half of 2017 and hosted the 25th Anniversary Summit of the BSEC at the level of Heads of State and Government in Istanbul on May 22, 2017, among many other meetings at the level of ministers and experts. Türkiye will also hold the BSEC Chairmanship-in-Office in the first half of 2024.

Türkiye emphasizes the need for dialogue, openness, diversity, inclusive policies in international relations. In this regard, Türkiye has assumed leadership roles in endeavors to foster mutual respect and common values among different cultures and religions, including co-sponsoring (with Spain) the UN Alliance of Civilizations.

Türkiye is a member of the Asia Cooperation Dialogue (ACD) since 2013, a continent-wide forum, which aims to consolidate Asia’s strengths and competitiveness by maximizing its diversity and rich resources. As of September 2019, Türkiye was the ACD Chair for the 2019-2020 term. The Chairmanship was handed over to the Kingdom of Bahrain at the ACD Ministerial meeting that was held on November 17, 2021.

Türkiye is also a member of the UN World Tourism Organization (“UNWTO”). During the 64th Meeting of the Commission for Europe of the UNWTO held in Zagreb (27-30 May 2019), Türkiye, has been elected to the Executive Council of UNWTO for the period 2020-2023.

Additionally, Türkiye has “observer” or “partner” status at various regional organizations. Türkiye also participates in the Union for the Mediterranean. Türkiye is a member of the World Bank, the International Monetary Fund, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency, and the Bank for International Settlements and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.

Türkiye is one of the founding members of the International Maritime Organization (“IMO”) and has been a member of its Executive Council since 1999. Türkiye has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis in areas like maritime safety, fisheries, and shipping. Türkiye is also party to major IMO Conventions and Protocols. Türkiye, a founding member of the International Civil Aviation Organization (“ICAO”), was elected to the ICAO Council for the 2016-2019 period. Türkiye’s global flag-carrier, Turkish Airlines, enjoys the largest air transport network in the world, flying to 319 cities in 127 countries as of the end of 2020. Even during the pandemic, Turkish Airlines ranked first in Europe in terms of daily flights and Istanbul Airport (IGA) became the busiest airport in Europe in 2020. In 2021, Turkish Airlines continued to expand its network and reached 328 cities in 128 countries by December 31, 2021. Türkiye became an Associate Member of the European Organization for Nuclear Research (“CERN”), on May 6, 2015, following Türkiye’s ratification of the Associate Member Agreement signed in 2014. Türkiye’s Associate Membership strengthens the long-term partnership between CERN and the Turkish scientific community.

Non-Proliferation and Disarmament

Türkiye’s security policies prohibit the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Türkiye supports their effective implementation in good faith. With the goal of fulfilling the provisions of these instruments and arrangements, Türkiye has an enhanced system of export controls in line with the standards of the European Union.

Türkiye pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Türkiye also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Türkiye supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security, and stability in the region.

Terrorism

Türkiye has been effectively countering terrorism in all forms and manifestations through a multidimensional strategy.

The counter-terrorism measures that Türkiye has put in force have not disrupted its path of embracing a fully-functioning democracy, furnished with human rights and freedoms.

Türkiye’s combat against terrorist elements, the PKK and its affiliates, DAESH and FETO are briefly presented hereinafter.

PKK and its affiliates When civilians are among the victims of a PKK attack, the responsibility is claimed by TAK (Teyrbazen Azadiya Kurdistan, Kurdistan Freedom Hawks) which is an offshoot of PKK.: By 2019, it is estimated that more than half of the PKK’s presence in Türkiye had been eliminated. More importantly, Türkiye has deprived the PKK of its capabilities to stage attacks. Effective measures against PKK culminated in in-fights and the eventual disintegration of the organization. This was best observed in the plummeting numbers of recruits while militants disengaged themselves from the organization.

As far as the PKK is concerned, the efficiency of Türkiye’s counter-terrorism measures becomes more evident once the numbers relating to casualties and attacks in 2021 are taken into account. In 2021, Türkiye conducted 127,577 operations of various scope against PKK. 124,159 of these operations were conducted in rural areas and 3,418 of them were conducted in cities. PKK’s terrorist actions decreased by 51% to 220 in 2021.

Islamic State of Iraq and the Levant (“DAESH”): Terror attacks by DAESH in Türkiye have taken the lives of 312 citizens. Türkiye has long been at the forefront of efforts to counter DAESH, significantly reducing DAESH’s threat, and narrowing down its terrorist activities.

Türkiye continues to be a key stakeholder in the fight against DAESH and foreign terrorist fighters (“FTFs”). To that end, by the end of2021, more than 103,000 people are included in a no-entry list, more than 8,600 foreign nationals suspected of FTF related activity have been deported, and Risk Analysis Units operating at airports have denied entry to more than 12,700 suspected FTFs.

Türkiye is a member of the Global Coalition Against DAESH and is also co-chairing the FTF Working Group (“WG”) within The Global Coalition to Defeat DAESH , along with Kuwait and the Netherlands. In FTF WG Group meetings Türkiye stresses its determination and dedication to cooperate with the international community to bring a solution to the FTF issue following the defeat of DAESH in the battlefield.

Türkiye has played an essential role in the elimination of major DAESH members both within its borders and internationally, including the cooperation it provided in neutralization of the former ringleader of DAESH, Abu Bakr Al Baghdadi.

As a member of the Global Coalition Against DAESH since its inception, Türkiye contributed to the Coalition’s efforts in Syria and Iraq through the use of its own national assets and capabilities. Türkiye is the only NATO member of the Coalition which put its troops on the ground and entered into direct combat against DAESH.

Türkiye’s response to these terror threats has been based on the notion of self-defense, as outlined in Article 51 of the UN Charter. Certain UN Security Council resolutions also attribute responsibility to countries in the fight against terrorism, specifically in countering DAESH.

Türkiye has given its full support to all international efforts to fight DAESH. Türkiye initiated Operation Euphrates Shield (“OES”) as a counter-DAESH initiative on August 24, 2016 with the support of the Global Coalition. OES was successfully concluded on March 29, 2017. Supported by the Turkish military, the Free Syrian Army succeeded in clearing an area of 2,015 square kilometers of DAESH presence, clearing Türkiye’s border area of DAESH presence, and eliminating 2,647 DAESH members.

On January 20, 2018, Türkiye launched Operation Olive Branch (“OOB”) which was conducted in cooperation with the Free Syrian Army as a counter-terrorism operation in Syria’s northern Afrin district, along the Turkish-Syrian border, to clear the region of PKK’s Syrian affiliate “People’s Protection Units” (“YPG”) as well as DAESH elements.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, which operates under the command of the Defense Ministry of Syrian Interim Government, the executive branch of the legitimate Syrian opposition, launched Operation Peace Spring (“OPS”) against PKK/YPG and DAESH terrorists in north east Syria. The goals of OPS were to ensure the security of Türkiye’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. Thanks to the successful conclusion of the operation, Türkiye cleared an area over 4,300 square kilometers between Tel Abyad and Ras al-Ayn of DAESH and PKK/YPG threat.

Fetullahist Terrorist Organization (“FETO”): The fight both within Türkiye and abroad against FETO, which staged the coup attempt of 2016, constitutes one of the main priorities of the Turkish government. Türkiye successfully conducts its fight at home against this organization, in compliance with the principles of the rule of law and fundamental rights and freedoms. It also continues to inform its allies and partners and asks them to take necessary steps against FETO affiliated individuals and entities.

Human Rights

The three fundamental pillars of Türkiye’s reform strategy for setting the necessary basis to ensure full respect for the fundamental rights and freedoms are: (1) adherence to fundamental international human rights conventions, (2) making legislative amendments as necessary, and (3) taking relevant measures for the full implementation of the reforms.

Türkiye is faced with severe and multiple security challenges emanating from various terrorist organizations including FETO, PKK, DHKP-C, and DAESH. Effective measures are deemed indispensable not only for security considerations, but also to protect Türkiye’s democracy and the rights of its citizens. The State of Emergency, which was declared after the coup attempt of July 15 2016, was not extended beyond July 18, 2018.

The Action Plan on Human Rights (the “Plan”), which President Recep Tayyip Erdoğan announced on March 2, 2021, constitutes an important component of Türkiye’s reform agenda. The Plan was prepared with a vision of “Free individuals, stronger communities and a more democratic Türkiye”. It was prepared in broad-based consultation with all relevant stakeholders and in consultation with the Council of Europe and the European Union. The Plan encompasses a wide range of improvements both in law and in practice. It sets out 9 aims, 50 goals and 393 activities.

The Plan’s aims include the following:

•	stronger system for the protection of human rights;

•	strengthening judicial independence and the right to a fair trial;

•	legal foreseeability and transparency;

•	protection and promotion of freedoms of expression, association & religion;

•	strengthening personal liberty and security;

•	safeguarding physical, moral integrity and private life of the individual;

•	a more effective protection of the right to property;

•	protecting vulnerable groups and strengthening social welfare; and

•	high-level administrative and social awareness on human rights.

The Plan’s implementation period is expected to last 2 years. A detailed implementation schedule of the Plan was published, and a Monitoring and Evaluation Board is monitoring its implementation. Significant portions of the Plan have already been implemented.

INTERNATIONAL RELATIONS

The European Union

Türkiye has been linked to the EU by an Association Agreement since 1964 and as contemplated in the Association Agreement, a Customs Union was established in 1995. The European Council granted “candidate country” status to Türkiye in December 1999 and the accession negotiations began in October 2005.

The 35 chapters of the acquis form the basis of Türkiye’s EU accession process, and within the context of the EU’s Negotiation Framework and all decisions of the EU Council must be unanimous. In Türkiye’s EU accession negotiations, 16 chapters are open whereas only one chapter is temporarily closed.

Chapters opened to negotiations:

Chapter 25- Science and Research (provisionally closed) (Austria, December 6, 2006)

Chapter 20- Enterprise and Industrial Policy (Germany, March 29, 2007)

Chapter 18- Statistics (Germany, June 26, 2007)

Chapter 32- Financial Control (Germany, June 26, 2007)

Chapter 21- Trans-European Networks (Portugal, December 19, 2007)

Chapter 28- Consumer and Health Protection (Portugal, December 19, 2007)

Chapter 6- Company Law (Slovenia, June 17, 2008)

Chapter 7- Intellectual Property Law (Slovenia, June 17, 2008)

Chapter 4- Free Movement of Capital (France, December 19, 2008)

Chapter 10- Information Society and Media (France, December 19, 2008)

Chapter 16- Taxation (Czech Republic, June 30, 2009)

Chapter 27- Environment (Sweden, December 21, 2009)

Chapter 12- Food Safety, Veterinary and Phytosanitary Policy (Spain, June 30, 2010)

Chapter 22- Regional Policy and Coordination of Structural Instruments (Lithuania, May 11, 2013)

Chapter 17- Economic and Monetary Policy (Luxembourg, December 14, 2015)

Chapter 33- Financial and Budgetary Provisions (Netherlands, June 30, 2016)

According to the EU General Affairs and External Relations Council Decision of December 11, 2006, fulfilment of Türkiye’s commitments under the Additional Protocol is the opening benchmark for 8 chapters and the closing benchmark for all chapters.

Chapters suspended by the General Affairs and External Relations Council Decision of 11 December 2006 :

Chapter 1 - Free Movement of Goods

Chapter 3 - Right of Establishment and Freedom to Provide Services

Chapter 9 - Financial Services

Chapter 11 - Agriculture and Rural Development

Chapter 13 - Fisheries

Chapter 14 - Transport Policy

Chapter 29 - Customs Union

Chapter 30 - External Relations

Moreover, during the EU General Affairs Council meeting of December 8, 2009, Greek Cypriots declared that the unilateral “normalisation” of relations was set as a precondition for progress in 6 chapters.

Chapters unilaterally blocked by Southern Cyprus :

Chapter 2 - Free Movement of Workers

Chapter 15 - Energy

Chapter 23 - Judiciary and Fundamental Rights

Chapter 24 - Justice, Freedom and Security

Chapter 26 - Education and Culture

Chapter 31 - Foreign, Security and Defence Policy

At the Türkiye-EU Summit of November 29, 2015, Türkiye and the EU agreed to complete the preparatory work for the opening of Chapter 15 - Energy, Chapter 23 - Judiciary and Fundamental Rights, Chapter 24 - Justice, Freedom and Security, Chapter 26 - Education and Culture and Chapter 31—Foreign, Security and Defence Policy and to start the preparations regarding the remaining Chapters. Türkiye’s contribution regarding these chapters was sent to the Commission. However, the EU has not finalized its preparations for the opening of these five chapters.

Türkiye’s accession process has been negatively impacted by the 15th of July 2016 coup attempt and in the Term Presidency Conclusions of December 13, 2016 (which decision could not be adopted due to lack of unanimity) it was stated that “under the currently prevailing circumstances, no new chapters are considered for opening.”

Additionally, the General Affairs Council Conclusions of June 26, 2018 stated that “Türkiye has been moving further away from the EU. Türkiye’s accession negotiations have therefore effectively come to a standstill and no further chapters can be considered for opening or closing”.

European Council still adheres to its earlier decisions with respect to Türkiye’s accession negotiations. General Affairs Council Conclusions released on December 14, 2021 stated that “the Council notes with regret that Türkiye continues to move further away from the European Union, and recalls its previous conclusion which noted that Türkiye’s accession negotiations therefore effectively have come to a standstill and no further chapters can be considered for opening or closing. ”

Important Developments since 2017

Lack of solidarity in the aftermath of July 15, 2016 coup attempt and what Türkiye views as a lack of comprehension on the part of the EU with respect to the scope of threat which Türkiye is facing led to a difficult period in Türkiye-EU relations. However, the meeting between President Erdoğan and EU Presidents Tusk, Juncker, and Tajani, during the NATO Meeting on May 25, 2017 in Brussels, sowed the seeds for constructive political dialogue. A calendar of meetings to be held between the EU and Türkiye was scheduled and corollary Political Dialogue Meetings at the Directors Level were held on June 13, 2017 in Brussels.

A Türkiye-EU Summit was hosted by Bulgaria on March 26, 2018 in Varna, attended by he Bulgarian Prime Minister Borissov, President Erdoğan, and the Presidents of the European Council and the European Commission. At the meeting, Türkiye’s candidacy to join the EU was confirmed by the leaders, and Türkiye set out its expectations from the EU on various issues and reminded the EU of its remaining obligations arising from the March 18, 2016 Statement. Türkiye shared with the EU a roadmap stating concrete actions to be taken to guide the parties towards a constructive dialogue. As a result, the European Commission visited Türkiye in May 2018 to discuss the remaining benchmarks of the visa liberalization process.

A High-Level Political Dialogue meeting between Türkiye and the EU was held on November 22, 2018, in Ankara. The primary issues discussed in detail at the meeting included Türkiye’s relations with the EU, namely the accession process, as well as the economy, trade, financial cooperation, energy, Customs Union, the fight against terrorism, security issues, migration and visa liberalization. Additionally, a series of meetings of Türkiye-EU association organs were held for the purpose enhancing Türkiye-EU relations. A Türkiye-EU Association Committee meeting was held on November 28, 2018 and Joint Parliamentary Committee meetings were held on April 26, 2018 and December 19-20, 2018. An additional Türkiye-EU Association Council meeting was held on March 15, 2019, after an interval of almost four years. By way of taking stock of the accession strategy, the Association Council discussed Türkiye-EU bilateral relations under the Association Agreement and the Customs Union. On June 3, 2019, President Erdoğan received Dimitris Avramopoulos, EU Commissioner for Migration, Home Affairs and Citizenship, in Istanbul. A Türkiye-EU political dialogue meeting was held on September 13, 2019, at the level of political directors.

Although the European Council agreed on July 15, 2019 not to hold the Association Council and further meetings of the EU-Türkiye high-level dialogues, after the new European Commission and the political leadership came into office in December 2019, the high-level contacts between the presidents of the EU institutions and Turkish government were accelerated.

A phone call from the President of the European Commission, Ursula von der Leyen, to President Erdoğan, on her first day of tenure, was an important step in this regard. Furthermore, Vice-President of the European Commission, Margaritis Schinas, and Commissioner of Home Affairs, Ylva Johansson, visited Ankara on December 6, 2019.

President Erdoğan and the Presidents of the European Council and the European Commission met in Brussels on March 9, 2020. At the meeting, the leaders discussed bilateral relations, the implementation of the EU-Türkiye 18th March Statement of Cooperation regarding refugees, and issues regarding security and stability of the region, including the crisis in Syria. On the 18th March Statement, leaders decided to task High Representative Josep Borrell and Foreign Minister Çavuşoğlu with working on clarifying the implementation of the deal between Türkiye and the EU. In this context, Minister Çavuşoğlu established a regular dialogue with HR Borrell. However, it did not yield concrete results.

President of the European Council Charles Michel visited Türkiye on January 11, 2020 and March 4, 2020 and met with President Recep Tayyip Erdoğan. President of the European Council Michel and President of the European Commission Ursula von der Leyen visited Türkiye on April 6, 2021 upon the invitation of President Erdoğan. President Erdoğan held bilateral meetings with Presidents Michel and von der Leyen on the margins of the G20 Summit held in Rome on October 30-31, 2021.

Foreign Minister Mevlüt Çavuşoğlu visited Brussels from January 20-22, 2021 and held talks with high-level officials of the European Council and the European Commission as well as the members of the European Parliament. Foreign Minister Çavuşoğlu met with the EU High Representative for Foreign Affairs and Security Policy of the European Union and Vice-President of the European Commission Josep Borrell on the margins of South European Countries Cooperation Process Summit on June 18, 2021 in Antalya and 76th General Assembly of the United Nations on September 23, 2021, 28th OSCE Ministerial Council on 2 December, 2021 in Stockholm.

EU Commissioner for Home Affairs Ylva Johansson, visited Türkiye on May 7, 2021 and was received by Vice President Fuat Oktay of Türkiye, Foreign Minister Çavuşoğlu and Interior Minister Süleyman Soylu. European Commissioner for Neighborhood and Enlargement Oliver Varhelyi visited Türkiye from September 6-7, 2021 and met with Foreign Minister Çavuşoğlu, Interior Minister Süleyman Soylu and Trade Minister Mehmet Muş. Vice President of the European Commission Margaritis Schinas visited Türkiye from November 18-20, 2021 and met with Vice President Fuat Oktay, Foreign Minister Çavuşoğlu and Interior Minister Süleyman Soylu and had a phone conversation with H.E. Fuat Oktay, Vice President of Türkiye. European Commissioner for Crisis Management Janez Lenarčič visited Türkiye twice, between July 7-9 , 2021 and between December 1-3, 2021.

Throughout the period, numerous phone conversations and VTC meetings were held at Presidential and Ministerial/Commissioner levels.

Türkiye joined the EU Digital COVID Certificate System, which ensures travel to and within the EU, in August 2021.

High Level Dialogue Platforms (HDL)

Both Türkiye and the EU have agreed to have comprehensive regular High Level Political Dialogue meetings at Ministerial/High Representative/Commissioner level in addition to the other regular meetings.

The first Türkiye-EU High Level Political Dialogue meeting between representatives of Türkiye and the EU was held on January 25, 2016, the second meeting was held on September 9, 2016, the third was held on July 25, 2017, and the fourth was held on November 22, 2018. Then Türkiye-EU political dialogue meetings were held at the level of political directors, on September 13, 2019 and May 31, 2022 respectively.

The Türkiye-EU High Level Transport Dialogue meeting was held on November 27, 2017 in Brussels after the dialogue process was revitalized in the official visit of Violeta Bulc, Member of European Commission Responsible for Mobility and Transport, to Türkiye on July 5-6, 2017. On January 15, 2019, a high-level dialogue with a comprehensive agenda was progressed at the Deputy Minister level, and a meeting between Violeta Bulc and Mehmet Cahit Turhan, Minister of Transport and Infrastructure, was held on February 5, 2019 in the framework of Minister Turhan’s visit to Brussels. In these meetings, the parties agreed to make efforts to enhance the cooperation between the parties.

Türkiye and the EU agreed to launch a High Level Economic Dialogue (“HLED”) in the first quarter of 2016. The first meeting was held on April 25-26, 2016 in Türkiye, the second meeting was held in Brussels on December 8, 2017, and the third meeting was held in İstanbul on February 28, 2019.

The HLED aims to further enhance the economic relations, which have been significantly improved as a result of the Customs Union between the EU and Türkiye, through developing a mutual understanding of economic policies and structural reform agendas. In the first part of an HLED meeting, officials from the Commission and Turkish Government and representatives of major Turkish and European business communities come together and focus on how to create a better business environment and deepen bilateral trade and investment links. In the second part of an HLED meeting, ministerial-level discussions are held regarding the outlook for the EU and Turkish economies and the need for an ambitious reform agenda. International financial institutions including the European Investment Bank, the European Bank for Reconstruction and Development, and the Council of Europe Development Bank, also participate in the HLED meetings.

Türkiye is a natural energy hub between the energy resources of the Middle Eastern and Caspian Regions and the EU energy markets. Strengthening Türkiye’s position as an energy trading center would contribute both to Türkiye and the EU’s energy security. To further deepen Türkiye—EU energy cooperation, the “High Level Energy Dialogue” was launched on March 16, 2015. This dialogue covered a wide range of issues including gas and electricity markets and interconnections, energy efficiency, renewable energy, nuclear safety and climate action. Two ministerial level and three technical level meetings have been held within the scope of this dialogue. The last meeting was held at the technical level in Brussels on February 26, 2018.

The Council of Foreign Affairs of the EU held on July 15, 2019, agreed not to hold further meetings of the EU-Türkiye high-level dialogues, referring to Türkiye’s drilling activities in the Eastern Mediterranean.

At the March 25 and June 24, 2021 European Council meetings, the EU proposed a positive agenda for Türkiye and decided to launch high level dialogues on issues of mutual concern, such as public health, climate and counterterrorism as well as regional issues.

Consequently, the following Minister- Commissioner Level High Level Dialogue (HLD) meetings have been held thus far:

I.	On September 16, 2021- HLD on Climate;

II.	On October 12, 2021, HLD on Migration and Security;

III.	On November 30, 2021, HLD on Health.

IV.	On April 20-21, 2022, HLD on Climate;

V.	On May 11-12, 2022, HLD on Agriculture

Türkiye considers these HLDs important and believes that they have a high potential for developing Türkiye-EU cooperation. Türkiye however, is of the opinion that they cannot substitute the established structural mechanisms (Summits, Association Council meetings, High Level Dialogues on political, economic, transport, energy, and agricultural matters) and expects the structural mechanisms to be made operational again.

Political Reforms

Türkiye acceded to the presidential system of government as of July 9, 2018. In this new system, the executive and the legislative bodies are separately elected, which thus envisages a strict separation of powers. There is no longer a dual authority in the executive power and judicial power is exercised by independent courts. Regarding checks and balances, the laws prevail over the presidential decrees in the hierarchy of norms. Furthermore, a presidential decree shall neither regulate fundamental rights; rights and duties of the individual; political rights; or matters explicitly regulated by law. Judicial remedy before the Constitutional Court has also become available for Presidential decrees. Judicial remedies are available against the acts and actions of the President, as compared to the previous system. Contrary to the parliamentary system, the President is now accountable.

The Reform Action Group (formerly named the Reform Monitoring Group) (“RAG”) is an inter-ministerial mechanism which constitutes an important factor of momentum in the political reform process in Türkiye’s EU accession process. The Reform Monitoring Group organized thirty meetings since its establishment in 2003 and restructured as the RAG to reflect its active role in the cycle of the reform agenda, contributing to the preparation, adoption and implementation phases. In the new presidential system, the RAG convened on August 29, 2018 (fourth RAG meeting) and on December 11, 2018 (fifth RAG meeting) after a three-year interval, and agreed on accelerating the political reform process. The sixth meeting of the RAG was held under the chairmanship of the President on May 9, 2019, Europe Day, in Ankara. The conclusions of the RAG meetings delivered a clear message to continue the political reforms. In line with the RAG decisions, the new Judicial Reform Strategy was adopted as of May 30, 2019.

Türkiye continues its political reform process in line with Türkiye’s National Action Plan for the EU Accession (2021-2023), Judicial Reform Strategy, Action Plan on Human Rights and other thematic action plans related to fundamental rights.

Among other items, Türkiye’s National Action Plan for the EU Accession (2021-2023), includes concrete measures on independence of the judiciary, human rights institutions, protection of fundamental rights, in particular freedom of expression and assembly, women’s rights, children’s rights, rights of the disabled, victims’ rights and on enhancing transparency as well as migration and border management.

Regarding civilian oversight, there has been significant progress. With the constitutional amendment in 2017, military courts have been abolished to further enhance the independence of the judiciary and, thus, the dual structure of the judiciary in Türkiye (civil versus military jurisdiction) ended. In June 2018, the European Court of Human Rights gave its decision (Baysal v. Türkiye) on inadmissibility concerning the pending cases before the Court on the independence and impartiality of the Supreme Military Administrative Court. Furthermore, the Gendarmerie General and Coast Guard Commands now report to the Ministry of Interior and the Service Commands report to the Ministry of National Defense. The composition of the Supreme Military Council has changed and now has more civilian members.

In the new system, civilian oversight has been further enforced (Affiliation of Turkish Armed Forces to the Ministry of National Defense, the National Security Council having a further civilian composition).

Regarding the judiciary, as a follow-up to the fourth RAG decision, dated August 29, 2018, Türkiye adopted the new Judicial Reform Strategy document on May 30, 2019, covering the period of 2019-2023. The preparations of the document were carried out in a participatory manner. All relevant national and international stakeholders have participated in the preparation of draft strategies. The Council of Europe and the European Commission were also consulted. The Judicial Reform Strategy plans significant activities regarding independence of judiciary (e.g., introduction of geographical guarantee), protection of fundamental rights (e.g., data protection, reviewing legislation on freedom of expression), efficiency of judiciary, quality of services and human resources, access to justice, criminal justice system and alternative dispute resolution mechanisms.

The Action Plan of the Judicial Reform Strategy, which lists responsible institutions, an implementation schedule, the budget for activities and performance indicators, was adopted on October 5, 2020. In addition, the Judicial Reform Strategy Monitoring and Evaluation Board has been established.

The first meeting of Monitoring and Evaluation Board of Judicial Reform Strategy was held on July 14, 2021. Within the scope of the implementation of the Judicial Reform Strategy, more than half of the256 activities in the Judicial Reform Strategy were realized through the first five judicial packages and administrative regulations adopted as of December 2021. The five judicial Packages entered into force on October 24, 2019, April 15, 2020, July 28, 2020, July 14, 2021 and November 30, 2021 respectively.

The first Judicial Package brought amendments for preventing violations of rights in implementation, protecting the rights of children and victims of crime, ensuring more efficient functioning of the judiciary, increasing the quality of judicial organs and human resources, protecting the right to a fair trial by speeding up criminal proceedings, alleviating the workload of the judiciary and providing more effective protection of freedom of expression. In addition, the Anti-Terror Law was amended to further safeguard freedom of expression and the press, and the appeal mechanism for judgements of regional courts of appeal has been extended, particularly for cases with direct effects on the freedom of expression. A specific provision stating that “the expression of thoughts which do not exceed the limits of reporting or made for the purpose of criticism shall not constitute an offence” was incorporated to the Anti-Terror Law.

With the second Judicial Package, measures were introduced to prevent over-crowding in prisons, in particular during the COVID 19 pandemic. To this end, the periods to be spent in penal institutions were redefined, a provisional arrangement was made regarding the practice of probation; the scope of special execution procedures has been expanded and execution services in general have been improved.

The third Judicial Package brought amendments mainly relating to the simplification and enhancement of civil proceedings and procedural provisions. Comprehensive amendments were made concerning civil disputes and the appeal system (regional courts of appeal). A series of legal amendments were introduced to overcome challenges such as long trial periods, the use of unnecessary effort and time and some uncertainties and hesitation encountered during trials. These amendments contributed especially to the improvement of the efficiency of the judiciary and protection of the right to a fair trial. The “Accelerated Trial Procedure” and the “Simple Trial Procedure”, were introduced by the third judicial package, the implementation of which commenced on January 1, 2020, in order to accelerate judicial services. As of 2021, 274,727 files have been closed via this method.

With the fourth Judicial Package, which was published in the Official Gazette dated July 14, 2021, implemented, among other improvements: a vertical appeal system to decisions of criminal peace judgeships, in line with EU and CoE recommendations; an amendment to the Criminal Procedure Code (CPC) such that the explicit requirement of “concrete evidence” was introduced for pre-trial detention orders in respect of certain listed crimes listed (known as “catalogue crimes”) under Article 100/3 of the Criminal Procedure Code in line with the EU recommendation; with regard to court decisions on arrests, a new requirement was introduced to justify with concrete facts why the judicial control would be insufficient in a specific case; and penalties for certain crimes (killing, wounding, torture, forced detention, etc.) are applied more heavily in the event that they are committed against divorced spouse.

The fifth Judicial Package brought improvements for more simplified and efficient civil and administrative proceedings. Additionally, with the purpose of enhancing protection of rights of children, implementation of court decisions regarding handover of a child or establishing a personal relationship with the child, which was previously dealt with by enforcement offices, will be carried out by the legal support and victim services directorates, free of charge and accompanied by experts.

With regard to enhancing professionalism of judiciary, the Justice Academy of Türkiye was established with its new structure on May 2, 2019.

With regard to the efficiency of the judiciary, the By-law on Determination and Implementation of Targeted Time Periods for Investigation, Prosecution and Trial entered into force on September 1, 2017. As of January 1, 2019, parties to prosecutions and proceedings are notified of the planned time period of such proceedings. Moreover, “Monitoring and Evaluation Board for Target Time Period” was established in 2019. The target deadlines were met in 84.18% of completed cases and investigations in 2021.

A preliminary evaluation process was introduced before the investigation to ensure respect of the presumption of innocence by the Decree Law of August 25, 2017. Thus, the new mechanism protects people from abstract and ill-founded accusations and from being labelled as criminals because of an insignificant denunciation. As of 2021, 462,000 people were safeguarded within this framework of the right not to be so labelled.

As of 2021, the rate of reconciliation in the files resulting from the settlement method in criminal cases is 84.5% and the workload of the criminal courts has been greatly relieved.

With the Law on Labor Courts entering into force on October 25, 2017, mediation for labor disputes became mandatory.

The Law Amending the Criminal Procedure Code and Some Other Laws, entered into force on February 20, 2019. The Law includes provisions with a view towards improving the quality of justice through increasing the threshold in the written exam, prolonging the internships of candidate judges and prosecutors, and increasing efficiency of the judiciary through restructuring the functioning of the regional appeal system.

As of January 2019, the Ministry of Justice concentrated its efforts on the dissemination of the “electronic notice” system. The number of those who indicated their preference for electronic notification increased in 2021. Between January 1 and December 31, 2021, 40,537,191 notifications were sent electronically, saving TL 955,382,018 (the equivalent of 1,418 tons of paper and 24,119 trees).

Specialized courts on tax, cybercrimes, finance, trade union, public works and expropriation were established with the Council decision published in the Official Gazette of November 30, 2021. In December 2021, the Bureau of Efficiency in Judiciary was established in the Council of Judges and Prosecutors with the purpose of preventing neglect and delays in trial proceedings, and focusing on solutions for problems related to the efficiency of the judiciary. Additionally, neglect of trials and lack of reasoning in the appeal proceedings were included among the criteria in promotion and disciplinary matters of judges and prosecutors as per the decision of the Council of Judges and Prosecutors published in the Official Gazette of December 2, 2021. Along with the foregoing, compliance with the Turkish Constitutional Court and ECtHR rulings and compliance with pre-set target time periods are among the objective performance criteria.

Important amendments were brought to the legislation on execution of sentences with respect to the rights of convicts on June 25, 2021. With these amendments, the reports of prison monitoring committees, which are submitted to the Parliament’s committee on human rights, the Ministry of Justice, the relevant office of the chief public prosecutor and the execution judge, will also be shared with the Human Rights and Equality Institution and the Ombudsman Institution.

There has been a significant process in the institutionalization of human rights. Democratic institutions continue to function efficiently. The Ombudsman Institution has functioned effectively and, since its establishment, the compliance rate to its decisions increased steadily and reached 79.05% in 2021. The Human Rights and Equality Institution (“HREI”) operates as both an equality body and as a national preventive mechanism within the framework of the provisions of Optional Protocol to the UN Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment. The HREI continues to receive applications in those areas. HREI submitted an accreditation application to Global Alliance of National Human Rights Institutions on July 28, 2021 to confirm that the Institution complies with UN Principles.

The individual application mechanism to the Constitutional Court has proven useful, as since the introduction of the mechanism, as of December 31, 2021, a total of 361,159 individual applications have been made to the Constitutional Court. The Court has concluded 302,429 of them. Currently, there are 58,730 pending applications at the Constitutional Court, which corresponds to 16.3% of total applications. With the decision of the Plenary of the Constitutional Court dated February 19, 2020, “Unit of Judgements” of the Court was established in order to ensure monitoring of the implementation of the judgements of the Constitutional Court and providing information to the Plenary on that matter in a qualified, effective and efficient manner.

The Personal Data Protection Authority has operated effectively since the adoption of the Law on Personal Data Protection, which established the Personal Data Protection Authority, in 2016.

Following the adoption of the Implementing By-Law regarding the Law on the Establishment of Law Enforcement Commission on August 7, 2019, the Law Enforcement Surveillance Commission became operational to ensure that the law enforcement complaint system operates promptly and effectively.

Competence of the Human Rights Compensation Commission has been expanded. With the transfer of existing individual applications to the Constitutional Court on long trials, and non-execution or delayed/partial execution of court decisions to the Commission, the effectiveness of the Constitutional Court is enhanced.

After the termination of the Action Plan on Enhancing Transparency and Strengthening Fight Against Corruption 2016-2019 a process to update the Action Plan on Enhancing Transparency and Strengthening Fight Against Corruption, which was envisaged in the Action Plan on Human Rights, has been initiated.

In line with GRECO recommendations, the Council of Judges and Prosecutors adopted the Code of Judicial Ethics in March 2019, specifying the principles of ethical behavior for judges and prosecutors.

Following the coup attempt of July 15, 2016 by FETO, the Inquiry Commission on the State of Emergency Measures (the “ICSEM”) was established on January 23, 2017. As of July 17, 2017, the ICSEM started to accept applications regarding the measures taken during the state of emergency. The ICSEM decides on applications in a transparent manner and its decisions are subject to judicial review. The action for annulment against the decisions of the Commission may be filed with the designated administrative courts in Ankara. The European Court of Human Rights (ECtHR) with its decision on Köksal v. Türkiye dated June 12, 2017, has recognized the Inquiry Commission as an effective domestic remedy that should be exhausted before applying to the Court.

The members of the ICSEM have legal, administrative, financial, and criminal immunity in matters related to their duties to ensure that they can fulfill their duties without any interference. As of December 31, 2021, the Commission has delivered 120,703 (16,060 accepted, 104,643 rejected) decisions. 61 of the acceptance decisions are related to the opening of organizations that were shut down (associations, foundations, television channels). Thus, the Commission has rendered decisions about 95% of the applications received since the beginning of the Commission’s decision-making process.

Türkiye has continued its efforts with respect to women’s rights. The Fourth National Action Plan on Combatting Violence against Women covering the period from 2021-2025 was adopted in July 2021. The Monitoring Committee for Violence against Women convenes regularly and its last meeting was held on November 25, 2021.

The Provincial Commission for Coordination, Monitoring and Evaluation for Combating Violence against Women, continues to convene every six months under the chairmanship of the Governor, with the highest level of participation of relevant institutions in 81 provinces. The “Coordination Plan on Combating Violence against Women,” covering 2020 and 2021, was successfully implemented. The Ministry of Justice issued a Circular on “Implementation of the Law on Protection of Family and Prevention of Violence against Women” on December 17, 2019. The Ministry of Interior issued a circular on “Combating Violence against Women” on January 1, 2020, introducing new measures.

The “Strategy Paper and Action Plan for the Empowerment of Women 2018-2023”, as a continuation of the “National Action Plan on Gender Equality”, was adopted and entered into force in 2018. The meetings of the Monitoring and Evaluation Board for the Strategy Paper and Action Plan for the Empowerment of Women are regularly held. The Action Plan includes five main policy pillars (education, economy, health, participation in decision-making mechanisms and media).

The Strategy Paper on Roma People for the years 2016-2021 was successfully implemented and the implementation of the Second Phase Action Plan (2019-2021) of Türkiye’s National Roma Strategy Paper was completed. Türkiye’s new National Roma Strategy Paper is underway. The Türkiye-EU Roma Seminar was held online on September 29, 2020. Following the Presidential Circular dated April 8, 2021, 8 April is now celebrated as the “Romani Day” in Türkiye for the first time. Moreover, the Circular aims at overcoming any problem that Romani citizens encounter, eliminate all forms of discrimination and the protection and promotion of the Romani culture.

With regard to rights of the child, Türkiye ratified the Optional Protocol to the Convention on the Rights of the Child on a Communications Procedure in December 2017. The National Program for the Elimination of Child Labor for the years 2017-2023 was approved by the Minister of Labor and Social Security on March 9, 2017.

In the context of National Program for the Elimination of Child Labor (2017-2023), 2018 has been declared as the “Year of Elimination of Child Labor”. The Program is monitored and evaluated through board meetings held twice a year in June and December. In addition, the “Joint Declaration of the Elimination of Child Labor” was signed with related ministries, NGOs and social partners to ensure joint commitment and cooperation on the elimination of child labor on February 23, 2018.

The Judicial Reform Strategy and First Judicial Package introduce effective mechanisms for women and children who are victims of violence. For example, upon the amendment made to Criminal Procedure Code, interviews and statement-taking in the investigation and prosecution stages concerning children who have fallen victim to the crime of aggravated sexual abuse shall be carried out only in Child Monitoring Centers as a legal obligation.

On November 20, 2021, Türkiye’s first Juvenile Justice Center was opened in Erzurum. The By-law on Probation Services was published on November 10, 2021. With the new By-law, “juvenile services offices” were established in all probation directorates to provide services for juveniles driven to crime within the scope of probation.

With regard to the rights of persons with disabilities, the new Barrier Free Vision was adopted in December 2021 to strengthen rights-based policies and accessibility for persons with disabilities. The structure of the Monitoring and Evaluation Board on the Rights of Persons with disabilities was strengthened by a new Circular numbered 2021/23 dated December 2, 2021.

Regarding civil society, in September 2018, a presidential decree was issued establishing a Directorate General for Relations with Civil Society under the Ministry of Interior, with the aim of improving the civil society environment. The Civil Society Advisory Board, including representatives of the university, public institutions and NGO’s, was also established in order to identify and develop policies and to strengthen coordination and cooperation between NGO’s and public organizations. The Board is chaired by the Minister of Interior.

Freedom of religion and faith is guaranteed within the Constitution of the Republic of Türkiye. Everyone has the freedom of conscience, religious belief and conviction. There has been considerable progress in terms of strengthening the climate of tolerance and mutual understanding in Türkiye.

Significant steps have been taken to enhance the dialogue with different faith groups. Ministers and Government officials have been continuously holding meetings with the representatives of religious communities to address their problems. Representatives of different faith groups in Türkiye stated that they are free to live out their faith and beliefs in Türkiye and worship freely according to their traditions in a joint declaration on July 31, 2018.

Elections for the Armenian Patriarchate of Istanbul were held on December 11, 2019 and Bishop Sahak Maşalyan was elected as the 85th Armenian Patriarch of Istanbul.

Regarding property rights, following the entry into force of the new Foundations Law no. 5737 on February 27, 2008, the legislation on community foundations was updated and an approach towards solving the problems of the community foundations was adopted. With the Decree Law no. 651, the Provisional Article 11 was added to Foundations Law, and within this framework, 333 immovable properties were registered in the names of their owner foundations and the cash value of 21 immovable properties was reimbursed to their previous foundations. Also, a legislative amendment regarding return the immovable properties to Syriac community was adopted by TGNA on March 27, 2018. No problems regarding the usage of the immovable property to the Syriac community were encountered up until their return. Moreover, the groundbreaking ceremony of the Syriac Orthodox Mor Efrem Church in Istanbul took place on August 3, 2019. On December 2, 2020, the implementation period of the provisional Article 6 of the Electricity Market Law, which constitutes the legal ground for funding the electricity bills of places of worship under the budget of the Directorate of Religious Affairs, has been extended until December 31, 2025.

The election of the fifth term members of the Council of Foundations was completed on December 30, 2020.

Regarding migration, Türkiye continues hosting the largest refugee population in the world, with 4 million externally displaced persons, including approximately 3.7 million Syrians under temporary protection. Syrians have access to education, legal and health services. Their access to the labor market is also regulated by a bylaw. Social assistance is provided to vulnerable groups both through Türkiye’s national budget as well as through international projects including but not limited to Facility for Refugees. Türkiye has spent more than U.S.$40 billion to address the needs of Syrians in Türkiye. In addition, relevant ministries continue to work on refugees’ access to public services in an effective and continuous manner. Türkiye also continues its efforts to support self-sustenance of Syrians. Efficient implementation of the EU-Türkiye Statement of March 18, 2016 by Turkish institutions was a significant contribution to managing the migratory crisis towards Europe. The EU High Representative/Vice-President Josep Borrell stated in his report that irregular crossings to Europe have been significantly reduced in 2020 compared to 2015. However the EU failed to honor various commitments stemming from the Statement.

Visa Liberalization Dialogue

The launch of the Visa Liberalization Dialogue on December 16, 2013, was an important point in Türkiye-EU relations. The Readmission Agreement was signed on the same day. Steps towards ensuring timely completion of the Visa Liberalization Dialogue and effective implementation of the Türkiye-EU Readmission Agreement are being taken together with all the relevant Turkish institutions and with the collaboration of the European Commission.

The Visa Liberalization Dialogue is based on a Roadmap towards a visa-free regime with Türkiye setting out the requirements to meet in order to enable the European Parliament and the Council to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) which would allow Turkish citizens holding a biometric passport in line with EU standards to travel for short stays in the Schengen area without a visa. The 72 requirements listed in the Roadmap are organized in five thematic groups: (1) document security, (2) migration management, (3) public order and security, (4) fundamental rights, and (5) readmission of irregular migrants. The European Commission reports regularly to the Council and the Parliament on Türkiye’s progress in fulfilling the Roadmap requirements.

The Commission adopted its Third Report on progress and stated that Türkiye fulfilled 65 out of 72 benchmarks in the Roadmap. The European Commission also presented the proposal to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) to lift the visa requirement for Turkish citizens on the understanding that Türkiye will fulfill outstanding benchmarks of the Roadmap. The fulfillment of the 65 benchmarks has been confirmed at the other regular reports of the Commission. Regarding the remaining benchmarks, Türkiye shared its work plan with the European Commission on February 7, 2018. A meeting was held between Turkish authorities and the European Commission representatives regarding the work plan in Ankara on May 31, 2018. At the meeting, both parties agreed to continue the work on remaining benchmarks.

After the European Commission had confirmed the fulfillment of a benchmark on issuing second-generation passports in line with EU and ICAO standards on December 8, 2018, The European Commission confirmed that the benchmark related to passports had been fulfilled as of December 2018, so there are 6 remaining benchmarks to fulfill. The 2019 Regular Report of the European Commission also confirms that Turkish biometric passports are now compatible with EU standards.

A Presidential Circular on the Visa Liberalization Dialogue was published on September 18, 2019, which instructs relevant institutions to continue their efforts in achieving and maintaining progress. Significant steps were taken to fulfill the other remaining benchmarks.

Türkiye has recorded a significant progress on two of the six remaining benchmarks regarding the Türkiye-EU Readmission Agreement and the Europol agreement. The state of play with regard to the remaining benchmarks are as follows:

Visa liberalization and full implementation of the Türkiye-EU Readmission Agreement will start simultaneously.

Four rounds of negotiations were held to conclude the agreement between Türkiye and the EU concerning exchange of personal data related to the fight against serious crimes and terrorism between the Europol and competent Turkish Authorities. Negotiations have so far been held on November 30, 2018 in Brussels, April 9, 2019 in Ankara, October 10, 2019 in Brussels and April 16, 2021 online. Adoption of the Law on Protection of Personal Data in line with EU acquis is a pre-condition before signature.

The Action Plan on Human Rights envisages that “the Law on Protection of Personal Data will be harmonized with the EU standards”. In this context, the Ministry of Justice established a Scientific Commission including academics to revise the law. Technical consultations with the Commission may be necessary.

The Anti-Terror Law was amended to further safeguard the freedom of expression and of the press by the first Judicial Package, which was published in the Official Gazette dated October 24, 2019. The Article 7 of the Anti-Terror Law was amended to include the following “the expression of thought which do not exceed the limits of reporting or made for the purpose of criticism shall not constitute an offence.” The fourth Judicial Package, which was published in the Official Gazette dated July 14, 2021, amended the Criminal Procedure Code (CPC) with respect to evidentiary standards for “catalogue crimes” in line with the EU recommendation.

The Ministry of Justice continues to coordinate the implementation of GRECO recommendations. The Action Plan on Human Rights envisages the Strategy Paper on increasing transparency and further reinforcing the fight against corruption being updated and its implementation being actively pursued. The Presidency of Strategy and Budget is currently coordinating the drafting process.

As it had been proposed, Türkiye anticipates the proposal of the European Commission that will allow the establishment of judicial cooperation with all member states.

Harmonization with the EU Acquis

The Accession Partnership (“AP”) Document for Türkiye was approved by the Council of the European Union on March 8, 2001. On March 19, 2001 the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”), which enumerates the measures Türkiye would take in order to adopt the AP. The AP was revised in 2003, 2006 and 2008 by the EU, which was followed by the revisions of NPAA by Türkiye. The AP has not been revised by the EU since 2008. Therefore, taking into account the latest developments in the EU acquis, Türkiye prepared its own acquis alignment roadmap called the National Action Plan for the EU Accession (NAP). First Plan was covering the 2016-2019 and then updated in 2020. The new National Action Plan for EU Accession consists of 31 primary, 172 secondary legislation and 128 administrative capacity measures to be realized during the 2021-2023 period.

To ensure that new legislation is drafted in line with the EU acquis, the European Union Coordination Board (“EUCB”) was established by the Presidential Circular No 2019/22 published in the Official Gazette No. 30921 of October 17, 2019.

The EUCB, under the chairmanship of the Deputy Minister of Foreign Affairs and the Director for EU Affairs, has been established to be in charge of the conduct and coordination of the accession negotiations and the work towards alignment with the acquis.

According to the Circular, “EUCB will identify the priority areas and the work to be done with regard to alignment with the EU acquis; steer, monitor and evaluate the work carried out by the public institutions and organizations on the alignment with and implementation of the acquis; analyze and evaluate the proposals of the public institutions and organizations, private sector, civil society organizations and universities on alignment with and implementation of the acquis”.

Moreover, in line with the related Presidential Circular, the principles to be applied when drafting legislation for alignment with the acquis and the procedure to be followed with respect to the references made to the EU legislation will comply with the guidelines issued on the official website of the Directorate for EU Affairs. The draft legislation will be duly sent to the DEUA to obtain its opinion.

In addition to screening the harmonization of the Turkish legislation with that of the EU through NAP, the incorporation of the EU legislation into Turkish legislation and its implementation is done through the work of the Association Council, Association Committee and its sub-committees.

Sub-Committees

In order to follow the developments concerning the alignment of the Turkish legislation with the EU acquis, 8 Subcommittees, serving under the Association Committee, were established pursuant to Decision No. 3/2000 of the EC-Türkiye Association Council, dated April 11, 2000.

Sub-Committees are important platforms to discuss new developments in the EU acquis and to assess Türkiye’s harmonization process.

7 Sub-Committee meetings were held in 2021:

•	Sub-Committee 1—Agriculture and Fisheries (October 19, 20 and 21, 2021, Videoconference)

•	Sub-Committee 3—Trade, Industry and ECSC Products (December 14-15, 2021, videoconference)

•	Sub-Committee 4—Economic and Monetary Issues Capital Movements and Statistics (November 23-24, 2021, videoconference)

•	Sub-Committee 5—Innovation (Telecoms, audiovisual, culture, R&D, education) (September 30 – October 1, 2021, videoconference)

•	Sub-Committee 6—Transport, Environment, Energy, and Trans-European Networks (April 20, 21 and 22, 2021, Videoconference)

•	Sub-Committee 7—Social Policy & Employment, Regional Development (November 9-10, 2021, videoconference )

•	Sub-Committee 8—Customs, Taxation, Drug Trafficking, Money Laundering (Justice and Home affairs) (February 24-25 2021, videoconference)

Türkiye continues its reform process in every field of the acquis and some of the recent significant developments are summarized below.

In order to increase Türkiye’s share in knowledge-intensive and high-value-added investments, which also create high-quality jobs, the Investment Office of the Presidency prepared “Türkiye’s Foreign Direct Investment (FDI) Strategy (2021–2023)” in cooperation with all public and private industry organizations. Additionally, Investment Office prepared guidelines for investment procedures in various sectors in 2020 which include permits, approvals and licenses for investments. All bureaucratic procedures including application documents, designated authority to apply, procedural times, and application costs are clearly declared in the guidelines. These guidelines will increase transparency and predictability in investment procedures and reduce the information asymmetry.

The regulatory and supervisory framework of Türkiye’s banking sector is recognized as third country equivalent to the European Union (EU) legislation in terms of the EU Regulation 575/2013 on Prudential Requirements for Credit Institutions and Investment Firms. Similarly, according to the results of the Regulatory Consistency Assessment Program (RCAP), which was carried out by the Basel Committee, Türkiye’s risk-based capital regulations and liquidity coverage ratio regulation are considered fully in line with international standards, known as Basel III standards.

With the amendments made in the Law No. 6493 in November 2019, all responsibilities regarding licensing and supervision of non-bank payment service providers and regulation of all types of payment services are given to the Central Bank of Türkiye (“CBRT”) from January 1, 2020. Additionally, in line with the Payment Service Directive 2 (PSD2), payment initiation and payment account information services have been included in the Law as payment services. The Payment and E-Money Institutions Association of Türkiye was established on June 28, 2020. The Association maintains a wide range of activities to increase financial inclusiveness and literacy, create and implement a strategy to develop financial technology and innovation specifically in payment services sector.

The immediate payment system, the Instant and Continuous Transfer of Funds (FAST) System, was launched on December 18, 2020, as a pilot run where only bank employees can send payments and put into service to all customers on January 8, 2021.

The Law No. 7222, effective February 2020, amended the Banking Law . The new legislation ensures harmonization with recent changes in the related international standards and principles, and brings new clauses for further development of participation, development and investment banking and further strengthening of corporate structures of factoring companies, and allows imposition of ban on access against unauthorized banking activities, and increases amounts of administrative fines for the sake of increase of deterrence.

In line with the EU Directive 2014/59/EU on Bank Recovery and Resolution, Financial Stability Board’s (“FSB”) Key Attributes of Effective Resolution Regimes for Financial Institutions and the International Association of Deposit Insurers (IADI) Core Principles, the necessary amendments were made in the Banking Law on February 25, 2020 regarding requirements for preparing recovery plans and the submission of these plans to the Banking Regulation and Supervision Agency (“BRSA”) for domestic systemically important banks. The definition of “risk group” has also been expanded to ensure full compliance with Basel standards.

The By-Law on Manipulation and Misleading Transactions in Financial Markets was published in the Official Gazette No.31120 of May 7, 2020 as per the provisions of the EU’s Regulation 596/2014 on market abuse (Market Abuse Regulation-MAR).

The amendments to Law No. 5411, Law No. 5464 and Law No. 6361 were published in Official Gazette No.31167 of June 26, 2020, introducing for banks, leasing companies, factoring companies and financing companies the possibility of identifying customers in long distance through an electronic communication device.

The BRSA shared its roadmap of green banking by publishing the “Sustainable Banking Strategy Document” in December 2021. In addition, the Agency have plans to develop green finance activities in line with international regulations by publishing a guide on climate risk management, reporting, data infrastructure and corporate governance within the scope of 2022-2024 strategic plan.

The Insurance and Private Pension Regulatory and Supervisory Agency was established as a public entity with financial and administrative autonomy by Presidential Decree No. 47, which was published in the Official Gazette No. 30922 on October 18, 2019. The Agency has the authority to regulate the insurance and private pension sectors and to supervise individuals and institutions operating in those sectors.

With regard to savings deposit insurance, the coverage limit was increased from TL 100,000 to TL 150,000 by the By-law Amending the By-law on Deposits and Participation Funds Subject to Insurance and Premiums Collected by The Savings Deposit Insurance Fund, which was published in the Official Gazette No. 30899 on September 25, 2019.

In July 2021, a central platform for the purchase and sale of pension fund units was established. “Private Pension Fund Trading Platform” (BEFAS), operated by Takasbank, enables investors to access pension funds most suitable to their investment objectives, and increase competitiveness and performance in the pension fund industry.

Amendments made to the Capital Markets Law entered into force upon their publication in the Official Gazette No. 31050 on February 25, 2020. The amendments were made with the purpose of resolving existing practical difficulties, simplifying regulation, defining the infrastructure for new capital market instruments and services, and enhancing the efficiency of supervision and monitoring. Following the amendments enabling debt instrument holders to convene a general assembly, the Capital Markets Board (CMB) published the secondary regulation, including implementing measures, in September 2020. The related Communiqué includes regulation on procedures enabling investors to take common action in response to changing conditions and reaching an agreement with issuers with respect to changes in the terms of debt instruments.

An amendment to the CMB Communiqué on Shares was published in July 2020 with the purpose of enhancing disclosures and investor protection, as well as limiting the effects of new sales of shares on market prices.

Law No. 6461 on Liberalization of Turkish Rail Transport Sector entered into force on May 1, 2013. It liberalizes the rail transport market by opening it to competition and separating the functions of infrastructure managers and railway undertakings.

As a result of the decision of the Constitutional Court, on June 11, 2015, related to the Law on Trade Union and Collective Labor Agreement (adopted on November 7, 2012), the activity threshold entitling trade unions to engage in collective labor agreements was set at 1%. Law No. 6356 on Trade Unions and Collective Labor Agreements was amended in 2019, pursuant to which trade unions, that are benefiting from exemption of sector threshold, are exempted from sector threshold for 1 more year. The Constitutional Court (1) on October 22, 2014, removed the precondition of being employed in an establishment with thirty or more workers and having a minimum seniority of six months for workers to apply to the court for termination of the contract because of trade union affiliation, and (2) on October 20, 2015, nullified the provision preventing public employees working in the administrative organization of the Turkish Grand National Assembly from being members of a trade union.

A new Turkish Industrial Strategy Paper, which follows the Industrial Strategy Paper for the years 2015-2018, was launched in September 2019 covering the period 2019-2023. The aim of the Industrial Strategy Paper is to meet the closing benchmark for Chapter 20 (Enterprise and Industrial Policy).

The Additional Protocol to the Council of Europe Convention on the Prevention of Terrorism, which was signed by Türkiye on October 22, 2015, entered into force on June 1, 2018.

With the amendment of the Turkish Criminal Procedure Law and Law on Execution of Penal and Security Measures, as of January 2013, a defendant can opt to make his or her oral defense in his or her preferred language after the indictment is read and the merits on charges are presented. On April 11, 2013, the Law No. 6458 on Foreigners and International Protection entered into force which is the framework legislation on regular and irregular migrants, foreigners, refugees, and asylum seekers in Türkiye and established the Presidency of Migration Management under the Ministry of Interior. Based on this Law, International conventions and the EU acquis, certain By-laws have been adopted and further By-laws continue to be implemented.

There have been significant developments regarding Chapter 24—Justice, Freedom and Security. The National Strategy Document against Drugs and Action Plan (2018-2023) was adopted on May 11, 2018 and the updated Action Plan on Organized Crime (2019-2021) was adopted on May 20, 2019.

Law No. 6892 corresponding to the ratification of the Convention for the Protection and Promotion of the Diversity of Cultural Expressions was adopted and published in the Official Gazette No. 30018 on March 25, 2017.

The Cooperation Plan for 2020-2022, prepared on the basis of the Memorandum of Understanding between Türkiye and Frontex was signed on January 30, 2020.

The Strategy Paper and National Action Plan to Combat Irregular Migration (2021-2025) was adopted on December 18, 2020.

The status of Directorate-General of Migration Management (DGMM) of Ministry of Interior was strengthened via restructuring as the Presidency of Migration Management (PMM) in October 29, 2021.

On March 25, 2018, the Regulation on the Provision of Quality Assurance of Qualifications to be Included in the TQF was published in the Official Gazette No. 30371. Hence, alignment with the EU Recommendation on the establishment of the European Qualifications Framework for lifelong learning (2008/C 111/01) was fulfilled.

On December 9, 2016, the Turkish Statistical Institute (“TURKSTAT”) announced that the national accounts had been revised in accordance with ESA 2010. In accordance with the new ESA 2010 standards, administrative registers were integrated to GDP estimates, previous GDP data was re-calculated, supply and use tables for 2012 were prepared, and regional and institutional sector accounts were revised. Gross National Income (GNI) Inventory and Quarterly National Accounts Inventory, in accordance with ESA 2010, were prepared and submitted to Eurostat in June 2017. Additionally, the new “General Government List “, in line with ESA 2020, was published in the Official Gazette No. 30610 on November 29, 2018. Turkstat also transmits Excessive Deficit Procedure (“EDP”) Notification tables to Eurostat annually via EDAMIS. In that context, latest EDP Notification tables were compiled and transmitted to Eurostat on April 29, 2022.

Law No. 6769 on Industrial Property which replaced the Decree Laws on trademarks, patents, designs, and geographical indications was published in the Official Gazette No. 29944 on January 10, 2017. The Law aims to achieve further alignment with the EU acquis and enhance the institutional capacity of the Turkish Patent and Trademark Institution.

The Convention on Mutual Administrative Assistance in Tax Matters, amended by the 2010 Protocol on November 3, 2011, entered into force on July 1st, 2018 and has been in effect since January 1st, 2019. It allows for the exchange of information, simultaneous tax inspections, cooperation in notifications, and the collection of revenues among signatory states.

Türkiye has joined the commitment process under the Global Forum on Transparency and Exchange of Information in Tax Matters. Türkiye signed Multilateral Competent Authority Agreement on Automatic Exchange of Financial Information (CRS MCAA) on April 21, 2017 and approved it on December 31, 2019. Türkiye put into force the Multilateral Competent Authority Agreement on The Exchange of Country-By-Country Reports (CbC MCAA) on October 1, 2020. For both agreements, Türkiye has started the implementation and exchange relationship with the countries with which it has diplomatic relations.

Law No. 7246 amending the Law on the Protection of Competition published in the Official Gazette No. 31165 of June 24, 2020. The new Law introduces many new provisions to the Competition Act including settlement procedure, commitment procedure, de Minimis procedure, structural remedies, “Significant Lessening of Effective Competition” test for mergers and harmonization with EU regulation with regard to collection of evidence. With the amendments to the Competition Law, it is aimed to increase the effectiveness of the Competition Board, decrease the burden and the cost of the applications and align the Competition Law with the EU antitrust legislation

Law No. 7223 on Product Safety and Technical Regulations (“PSTR”), dated March 5, 2020 repealing the Law No.4703 on The Preparation and Implementation of Technical Legislation on Products was published in the Official Gazette No. 31066 on March 12, 2020 and entered into force on March 12, 2021 in order to comply with the EU’s New Legislative Framework. Like its predecessor, the Law No. 7223 on PSTR requires all products in the Turkish market to be safe and to comply with the requirements of the relevant technical regulations. To this end, the PTSR lays out the obligations of the economic operators and conformity assessment bodies (CABs) and specifies the duties and powers of the competent authorities.

Implementation of the Southeastern Anatolia Project (“GAP”) for development continues. GAP includes a wide array of investment products from agriculture to health, education, and transportation. Within the framework of the GAP Action Plan Phase II for the years 2014-2018, almost TL 26.7 billion (approximately U.S.$12.5 billion) is allocated to the region. Moreover, Konya Plain, Eastern Black Sea, and Eastern Anatolia development action plans were adopted and have been implemented by their respective development administrations.

The Law on the Approval of Türkiye’s Ratification of the Paris Agreement was published in the Official Gazette No. 31621 of October 7, 2021. The ratification process was finalized and Türkiye became a party to the Agreement as of November 10, 2021. In line with the objectives of the Paris Agreement, Türkiye has also announced its “net zero emissions target by 2053” as a part of its “green development revolution”.

Türkiye’s Action Plan for the Green Deal has been prepared under the coordination of Ministry of Trade with the contribution of related public institutions and the private sector. The Action Plan was made public on July 16, 2021. With 81 actions and 32 objectives under 9 priority headings, namely: “Carbon Border Adjustments”, “Green and Circular Economy”, “Green Financing”, “Clean Economic and Secure Energy Supply”, “Sustainable Agriculture, “Sustainable Smart Mobility”, “Combating Climate Change”, “Diplomacy”, “European Green Deal Information and Awareness-raising Activities”, Türkiye’s Green Deal Action Plan is a comprehensive roadmap for transition to a more sustainable and greener economy.

Since 1991, Türkiye has been a member of the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (AML/CFT). To date, Türkiye has been evaluated by the FATF four times. In relation to the 3rd round of mutual evaluation the FATF noted Türkiye’s significant progress in improving its AML/CFT regime in October 2014, and noted that Türkiye has established the requisite legal and regulatory framework to meet its commitments in its action plan regarding certain deficiencies that the FATF had identified previously. At that time, FATF decided that Türkiye was, therefore, no longer subject to the FATF’s monitoring process under its on-going global AML/CFT compliance process.

The Financial Crimes Investigation Board (“MASAK”) launched the National Risk Assessment (“NRA”) Project, which aimed to identify and evaluate money laundering and terrorist financing risks, in late 2016 in preparation for future FATF evaluations. The process was run in collaboration with all stakeholders including the FIU, judicial bodies, regulatory and supervisory agencies, law enforcement agencies and private sector. Relevant data and statistics were gathered from these authorities and the most common risk factors were then identified, analyzed, evaluated and prioritized through a holistic analysis of this data. During this process, Türkiye also took several measures to ensure its compliance with the new FATF standards and passed several legislative amendments. Article 6(1)(5) of the Regulation on Trade of Immovables (Official gazette No. 30422 on June 5, 2018/ Amended: Oct.14, 2020 Official gazette No.31274)) set forth provisions aimed at preventing criminals from holding management positions at real estate agencies. Similar measures have been taken with regards to Authorized Exchange Offices, as required under Article 6(1)(d)(2) of the Communique No. 2018-32/45 (Official Gazette No. 30317, January 30, 2018). In December 2018, Türkiye completed its first NRA report and submitted it to the FATF Secretariat.

The NRA report was a component of the fourth round of the FATF mutual evaluation. Afterwards, Türkiye submitted its contributions with regard to Technical Compliance and Effectiveness to the FATF Secretariat in accordance with the “Procedures for the FATF Fourth Round of AML/CFT Mutual Evaluations”. Accordingly, between March 5, 2019 and March 21, 2019, an onsite visit was made to Türkiye by the assessment team comprised of other FATF member states’ experts and the FATF representatives in charge. Subsequently, draft Technical Compliance and Effectiveness reports, which are confidential, have been prepared by the assessment team, and Türkiye has sent its views back. This process continued until October 2019, when Türkiye’s Mutual Evaluation Report was adopted by the FATF Plenary. The adopted report, which indicated that in regard to the results achieved in relation to the effectiveness (Immediate Outcome or IO), Türkiye has been placed in the observation period by the International Cooperation Review Group (one of the five working groups under FATF), was published on the FATF’s website in December 2019.

At the beginning of Türkiye’s observation period, several high level meetings were held with the participation of representatives from various ministries and a roadmap for Türkiye was formulated. Nevertheless, the 20-month observation period unfortunately coincided to its full extent with the Covid-19 pandemic, which caused a full lockdown and other restrictions throughout the country. This resulted in a delay in the legislation-making process that lasted until the end of 2020. The compliance law no. 7262 was enacted on December 31, 2020.

Pursuant to this law, Türkiye has adopted a mechanism to implement UN Security Council Resolutions on proliferation of financing of weapons of mass destruction. Moreover, the scope of the law is broad enough to address most of the deficiencies which required amendments into the current laws including AML Law, CFT Law, Law on Associations, Law on Collection of Aid, Commercial Law, and Criminal Procedure Law. The relevant secondary legislation has been in force since February 2021.

As a result of this lawmaking process, Türkiye has improved its level of compliance in four essential FATF recommendations (R.6 Targeted Financial Sanctions on Financing of Terrorism, R.7 Targeted Financial Sanctions on Financing of Proliferation of Weapons of Mass Destruction, R.18 Internal Controls, Foreign Branches and Subsidiaries, and R.35 Sanctions) to the “Largely Compliant” level, as noted by the FATF Plenary in June 2021. As a result, Türkiye currently has a high level of compliance (at least “Largely Compliant”) in 31 of 40 FATF recommendations, including all core recommendations.

In addition to efforts made with respect to technical compliance, Türkiye has also implemented several measures to increase effectiveness. The following items have been achieved in this regard:

1.	Meeting the standard of implementation of United Nations Security Council Resolutions without delay,

2.	Implementation of domestic asset freezing regime,

3.	Establishment of specialized courts on ML/TF cases,

4.	Re-structuring of MASAK,

5.	Issuance of circulars and financial investigation guidelines on ML/TF offences,

6.	Risk based auditing of non-profit organizations and obliged parties via separate methodologies,

7.	Preparation of comprehensive risk analysis of legal persons,

8.	Establishment of beneficial ownership registry,

9.	Strengthening of customer due diligence measures via inclusion of lawyers among the obliged parties,

10.	Adoption of financial group wide compliance policies,

11.	Improving judicial statistics, and

12.	Monitoring values of confiscated assets within the state accounting.

Despite all of the steps taken by the Republic, FATF Plenary has concluded that there is further room for improvement and has therefore placed Türkiye on the list of “Jurisdictions under Increased Monitoring”.

At this point of time FATF does not recommend that other jurisdictions take any action against Türkiye, which has provided a high-level commitment to work with the FATF to strengthen the effectiveness of its AML/CFT regime. In this framework, together with Türkiye FATF has provided an “action plan” in the issues of concern. The action plan is to be completed by June 2023.

All relevant agencies have begun working to complete all items listed in the FATF action plan and several working groups on threats, vulnerabilities and monitoring the implementation of sanctions were established. The relevant working groups held their first and second rounds of meetings in September 2021 and November 2021, respectively. Türkiye remains committed to the process and will continue to work diligently to address the remaining deficiencies. In this regard, Türkiye has submitted political commitment letters to both the FATF and the European Commission to further work to improve these remaining items. Türkiye has formulated a strategy which requires the relevant agencies’ full involvement into the process. The working groups on Threat, Vulnerability and Monitoring Sanctions, which were formed by the ML/TF Strategy Document, meet at least once in a month and discuss actions taken in respect of Türkiye’s compliance with the FATF Action Plan. Additionally, law enforcement agencies have been updating their financial investigation guidelines. Türkiye aims to update its current National Risk Assessment in 2022 as a result of this collaborative framework.

In addition, Türkiye has submitted its first progress report to the FATF/ICRG in regard to its action plan. A range of associations’ risk based audit methodologies have been updated in order to take into account the associations’ self-corrective measures. Moreover, the regulation on associations was amended to highlight that all audits shall be conducted in accordance with the risk analyses. Türkiye continues to work with the EU Global Facility and other international institutions such as the Council of Europe’s Horizontal Facility in order to strengthen its AML/CFT framework.

Progress Reports

Since 1998, the European Commission annually publishes its regular Progress Reports on Türkiye, as well as the Enlargement Strategy Paper, which evaluate developments in all candidate and potential candidate countries.

The Commission published the Enlargement Strategy and Progress Report covering the year 2017 (the “Report”) on Türkiye and EU Enlargement Strategy on April 17, 2018. The Report noted that Türkiye was a key partner for the EU and a candidate country, with which dialogue at high level and cooperation in areas of joint interest have continued, including support to Syrian refugees. The Report underlined the high-level visits and Leaders’ meetings in May 2017 and March 2018. It praised the high-level dialogues on foreign and security policy, counter terrorism, energy, transport, and economy. The Report commended that Türkiye made outstanding efforts to provide shelter over 3.5 million refugees from Syria and approximately 365,000 refugees from other countries. The Report underlined that the cooperation with the EU on migration continued to deliver concrete and remarkable results in reducing irregular and dangerous crossings and in saving lives in the Aegean Sea. The Report condemned the attempted coup of July 2016 and acknowledged Türkiye’s need to take swift and proportionate action. The Report noted that Turkish economy was well advanced and considered Türkiye to be a functioning market economy. Türkiye remains the fifth largest trade partner of the EU and the EU is the first largest trade partner of Türkiye. It stated that the economy, supported by government stimulus measures, achieved strong growth in 2017, however, remained vulnerable unless Türkiye would address macro-economic imbalances, conduct further structural reforms and improve the business environment. The Report confirmed that Türkiye has made progress and has a good level of preparation to cope with the competitive measures and market forces within the EU. It underlined that Türkiye’s economy was well-integrated with the EU market in terms of both trade and investment. The Report underlined the importance of the Commission’s proposal to the Council for an extension and the modernization of the EU-Türkiye Customs Union, which would be mutually beneficial. Regarding Türkiye’s ability to assume the obligations of membership in the EU, the Report noted that Türkiye continued to align with the acquis albeit in a limited pace. The Report confirmed that progress has been achieved in 20 chapters and further indicated that in 22 chapters, Türkiye’s alignment with the acquis was good.

The European Commission published the 2019 Enlargement Package, including Country Reports of all candidate and potential candidate countries on May 29, 2019. The 2019 Türkiye Report was in line with the previous year’s Report in almost all areas, from political to economic criteria as well as the acquis alignment. The European Commission welcomed that the state of emergency introduced on July 15, 2016 in the aftermath of the attempted coup ended on July 18, 2018. The EU also acknowledged the existence of threats Türkiye has faced since then. However, the Report criticized some measures which had to be taken by Türkiye in line with the European Conventions in the aftermath of the coup attempt. The Republic’s Ministry of Foreign Affairs underlines that the Report did not adequately highlight Türkiye’s efforts to continue with the political reform process and the steps taken in this context.

On the other hand, the 2019 Country Report on Türkiye noted that Türkiye is a key partner for the EU and a candidate country. The Report underlined that the EU and Türkiye continued their dialogue and cooperation in the areas of joint interest including a leaders meeting between Presidents Juncker and Tusk and President Erdoğan in Bulgaria in March 2018 and a High Level Political Dialogue in November 2018. Additionally, the Report stated that Türkiye and the EU further developed their cooperation in the areas of energy, transport, economy and trade, and further noted that a High Level Transport Dialogue in January 2019 and a High Level Economic

Dialogue in February 2019. The Report emphasized that the March 2016 EU-Türkiye Statement continued to deliver results, with both parties committed to its effective implementation. Furthermore, the Report underlined that Türkiye sustained its outstanding efforts to host more than 3.6 million registered Syrians under temporary protection and around 370,000 registered non-Syrians under international protection, which is the largest refugee community in the world.

With regard to economic criteria, the Report acknowledged that Türkiye was well-integrated with the EU market in terms of both trade and investment based on the fact that the EU was Türkiye’s largest trade partner while Türkiye ranks fifth in the EU’s external trade. The Report emphasized that Türkiye’s economy had sufficient capacity to cope with the competitive pressures and market forces within the EU. It also noted that certain improvements were achieved in the energy sector, along with an advancement in spending on research and development, education and physical capital.

With respect to acquis alignment, the Report confirmed that Türkiye has achieved a strong level of general alignment in 22 Chapters and yearly progress at various levels in 20 Chapters.

The European Commission published the 2020 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 6, 2020. The 2020 Country Report on Türkiye noted that Türkiye is a candidate country and remains a key partner for the EU.

The 2020 Türkiye Report summarized European Council decisions and referred to the positive agenda and potential areas of cooperation between Türkiye and the EU with a specific emphasis on the modernization of the Customs Union and trade facilitation, people to people contacts, high-level dialogues, continued cooperation on migration issues, in line with the 2016 EU-Türkiye Statement.

However, in the Report, the Political Criteria section and the Chapter on the Judiciary and Fundamental Rights in particular were written from a position that undervalues certain challenges faced by Türkiye specifically, including but not limited to the threats posed by terrorist organizations, such as PKK/PYD/YPG, FETO and DAESH. Moreover, representatives of Türkiye maintain the Report did not adequately highlight Türkiye’s efforts to continue the political reform process and the steps Türkiye has taken in this direction. Of note, the section on Political Criteria failed to accurately recount the current political situation in Türkiye.

The 2021 Country Report emphasized that Türkiye continued its enormous efforts to host the largest refugee population in the world with around 3.7 million Syrians under temporary protection and more than 320,000 non-Syrians, including those who hold or have applied for international protection status.

With regard to economic criteria, the Report acknowledged that Türkiye’s economy is well-advanced, and Türkiye is well-integrated with the EU market in terms of both trade and investment. The Report emphasized that Türkiye’s economy has a good level of preparation in achieving the capacity to cope with the competitive pressure and market forces within the EU.

With respect to acquis alignment, the Report indicated that Türkiye has reached a good level of alignment in 21 Chapters and also various levels of progress have been achieved in 17 Chapters.

The European Commission published the 2021 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 19, 2021. The 2021 Country Report on Türkiye noted that Türkiye is a candidate country and remains a key partner for the EU. The Report highlighted important developments in the reporting period like High Level Dialogue Meetings on Climate; Migration and Security; and Health, and approval of Paris Agreement. Moreover, the Report noted that in the European Council of March and June 2021, leaders expressed readiness to engage with Türkiye in a phased, proportionate and reversible manner in a number of areas of common interest, subject to Türkiye meeting the established conditionalities set out in previous European Council conclusions, and provided that the de-escalation in the Eastern Mediterranean is sustained. Instead of “positive agenda” the Report stated that the leaders offered to nurture a more “positive dynamic in EU-Türkiye relations”.

However, the political criteria and the Chapter on Judiciary and Fundamental Rights sections of the Report the contained assessments of Türkiye’s governmental and political system, fundamental rights, certain court rulings/administrative decisions and fight against terrorism which Türkiye feel were unjust and disproportionate. In the Republic’s view, Report disregarded the challenges faced by Türkiye and threats posed by terrorist organizations such as PKK/PYD/YPG, FETO and DAESH and, despite Türkiye’s calls for updating the March 18 Türkiye-EU Statement in all its aspects, the EU mentioned only the migration aspect of the Statement and praised Türkiye while not referring to its own obligations.

With regard to economic criteria, the Report noted that the economic revival has reached pre-crisis levels thanks to the measures taken in response to the COVID-19 pandemic and that the economic recovery still continues, while stressing the advanced level of development of Türkiye’s economy. It stated that the authorities delivered a sizeable and wide-ranging set of measures to boost domestic demand and soften the economic repercussions of the COVID-19 pandemic. As a result, the economy rebounded quickly from the crisis. The Report underlined that the banking sector remained well capitalized, benefiting from regulatory forbearance and other crisis-mitigation measures. Moreover, it emphasized that progress was made with regard to the diversification of energy supplies and the development of the renewable energy sector. Supported by favorable financing conditions and concessional lending, investment activity rebounded in 2020. Besides the Report stated that Türkiye made limited progress and has a good level of preparation in achieving the capacity to cope with the competitive pressure and market forces within the EU.

The Report confirmed that Türkiye has reached, in general, a good level of alignment in 20 Chapters and achieved progress at various levels in 20 Chapters during the past year.

Economic Criteria

The European Commission has considered Türkiye a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted Türkiye’s robust financial sector, public finances, and resilience of the Turkish economy, with a special emphasis on its sustained growth rate despite a difficult international economic environment.

Since 2001, Türkiye has been annually submitting the Pre-Accession Economic Programs (“PEP”) and the Fiscal Notifications to the EU. As of 2015, the Pre-Accession National Economic Reform Program (“ERP”) has replaced the PEP. In addition, since 2001, the economic performance of Türkiye has been monitored by the European Commission in the context of annual sub-committee meetings on economic and financial affairs. Türkiye participates in the pre-accession economic policy coordination and surveillance procedures and will continue to do so in the accession process. The ERP for the 2021-2023 period was submitted in February 2020.

The Turkish economy grew by 7.4% in 2017, 2.8% in 2018, 0.9% in 2019, 1.8% in 2020 and 11% in 2021. According to the ERP, Türkiye’s economy is expected to grow by 5.0% in 2022 and 5.5% in each of 2023 and 2024. The year-end consumer price inflation rate was 11.9% in 2017, 20.3% in 2018, 11.8% in 2019, 14.6% in 2020 and 36.08% in 2021. According to the ERP, inflation rate is expected to be 12.2% in 2022, 8.4% in 2023 and 7.6% in 2024. Türkiye’s unemployment rates were 10.9% 2017, 11% in 2018, 13.7% in 2019, 13.2% in 2020 and 12% in 2021. The unemployment rate is expected to be 12 % in 2022, 11.4% in 2023 and 10.9% in 2024. Current account deficit/GDP ratio figures were 5.6% in 2017, and 2.6% in 2018. In 2019, Türkiye generated a current account surplus of 0.1% of GDP. The current account deficit/GDP ratio was 5% in 2020 and 2.6% in 2021. ERP forecasts the current account balance/GDP ratio as -2.2%, -1.5% and 1% in 2022, 2023 and 2024, respectively.

Updating of the Customs Union

For Türkiye, the Customs Union is considered a stepping stone supporting and complimenting the accession process, rather than an alternate path to Türkiye’s EU membership. The reason Türkiye entered into such an asymmetric structure was that there was an expectation of EU membership within a foreseeable period of time. Because Türkiye has yet to achieve EU membership and the systemic problems within the Customs Union continue to exist, Türkiye and the EU have agreed to update the Customs Union.

With the updated package, Türkiye expects sound and sustainable solutions to the structural problems due to the asymmetries of the Customs Union and an extension of trade relations to new areas which will boost bilateral trade relations. Türkiye’s main expectations are the removal of existing barriers hindering free movements of goods such as road quotas and inclusion of Türkiye in EU’s policymaking mechanisms in areas directly related with the Customs Union which would enable Türkiye to benefit simultaneously from the Free Trade Agreements concluded by the EU with other countries.

The European Commission asked the Council for a mandate to launch negotiations regarding the modernization of Türkiye-EU Customs Union on December 21, 2016. At the moment, the process of updating of the Customs Union is pending.

EU Summit Conclusions (March 25-26, 2021) invited the Commission to intensify talks with Türkiye to address current difficulties in the implementation of the Customs Union, ensuring its effective application to all Member States, and invited the Council to work in parallel on a mandate for the modernization of the Customs Union.

Following the March Summit, Türkiye engaged with the Commission both at the technical and political level in order to establish a closer cooperation with the Commission on the functioning of the Customs Union.

However, the steps taken by Türkiye were not reflected to the conclusions of Leaders’ Summit held on June 2021. At the moment, the process of modernization of the Customs Union is pending.

Financial Assistance

The Instrument for Pre-Accession Assistance (“IPA”) is the main financial instrument for providing EU support in implementing reforms to move towards EU membership.

The pre-accession funds allocated to Türkiye between the years 2014-2020 amount to 4.45 billion Euros. As a result of the recent cuts, the total support provided has been reduced to 3.2 billion Euros.

In order to use these funds, financing agreements between the European Commission and Türkiye are required to be signed. The Financing Agreements of the Programs for all the years of the IPA period (2014-2020) have been signed and entered into force.

The total amount of funds for all EU candidate countries for the period 2021-2027 of IPA are increased from 12.8 billion to 14.5 billion Euros in comparison with the previous period. In the new IPA period there will be no fund allocations for countries.

Based on the Programming Framework document, which was adopted by a European Commission Implementing decision of December 10, 2021, there are 5 priority windows for the period 2021-2027:

a) Rule of Law, Fundamental Rights and Democracy,

b) Good Governance, Acquis Alignment, Strategic Communication and Good Neighborly Relations

c) Green Agenda and sustainable connectivity

d) Competitiveness and inclusive growth

e) Territorial and Cross Border Cooperation.

These priorities are the basis for sector programs promoting not only political but also structural reforms, allowing more targeted assistance and improving the impact of financial assistance.

Following the release of strategy and programming documents of the new IPA period, studies on sectoral priorities will be completed.

Civil Society Sub-Sector

In the IPA II (2014-2020) period, the European Commission (EC) and Government of Türkiye agreed that Civil Society would make up a specific sub-sector, under the overall sector of ‘Governance and Democracy’. Support to civil society does also cross-over into some of the other sectors, where, for example, through grant schemes, Civil Society Organizations (CSO) may contribute to achieving sector objectives in Rule of Law and Fundamental Rights, Educational, Employment, Social or Sectoral Policies.

Objectives under the Civil Society Sub-sector are to support the development of civil society through more active democratic participation in policy and decision making processes, to promote a culture of fundamental rights and dialogue, to enhance civil society dialogue and intercultural exchange between civil societies in Türkiye and Europe.

Expected results from this sub-sector are:

•	Improved enabling environment, allowing for regular civil society consultation and active participation of civil society in policy processes,

•	Increased capacity, outreach, representativeness and networking of civil society, especially of rights-based organisations, and

•	People-to-people exchange between Türkiye and the European Union (EU) sustained at a higher level.

It is believed that especially Civil Society Dialogue and Civil Society Support and grant scheme programs implemented by Directorate for EU Affairs are highly crucial. Successful implementation of these projects plays an important role in Türkiye-EU relations. These grants are utilized by various CSOs representing almost all segments of society, including women, minorities, journalists, disabled people, environmental activists etc. Hundreds of applications are received for the grant schemes directly implemented by Directorate for EU Affairs with the IPA funds. The breadth of the outreach from these funds is continuously increasing. This is an important indicator of dynamic Turkish civil society.

For the IPA III (2021-2027) period, “civil society” remains a priority under Window 1 of the IPA Programming Framework Document called “Rule of Law, Fundamental Rights and Democracy. The set of objectives, results, and indicators set forth in EC DG NEAR’s Guidelines for EU Support to Civil Society in Enlargement Countries 2021-2027 will continued to be used for programming and monitoring of the civil society actions for the measurement of progress at the country level.

In the first year (2021) of IPA III, the target groups of the civil society actions are mainly composed of women, chambers and exchange commodities and CSOs. The actions will address enhancement of civil society dialogue between Turkish and European business worlds and strengthening the environment for women-friendly cities and the equality of men and women at the local level by encouraging partnerships between CSOs and local authorities.

In the 11th National Development Plan (NDP) , a separate sub-chapter is dedicated to civil society, thanks to the capacity already established within the relevant public institutions by the EU funds.

The NDPis the key document that sets out the national strategic priorities, objectives and measures at the policy level. Civil society was addressed, for the first time, as a separate field during the preparations of the 11th NDP of Türkiye that covers the period 2019-2023. Accordingly, a specialization commission has been established for the sector with representatives from the public sector, civil society and universities. In this manner, all needs and problems of the sector have been addressed with a holistic approach, gathering relevant parties on the same platform and enabling them to work on the solutions together. The targets defined in the 11th NDP are mostly in line with the findings of the EU in the Country Reports.

Furthermore, the Department of Associations within the Ministry of Interior, as well as the provincial directorates of associations in provinces, were abolished with the Decree of the Presidency Nr.17 published in the Official Gazette on September 13, 2018, and the Directorate General for Relations with Civil Society (DGRCS) was established within the Ministry of Interior on October 9, 2018. DGRCS, among other mandates, is entrusted with the following tasks: developing medium and long term policies and strategies for civil society in accordance with national development plans; developing solutions for the problems of CSOs; cooperating with universities, relevant institutions and CSOs in order to improve the institutional structures and activities of CSOs; and preparing and monitoring action plans for civil society policies by conducting research & development activities.

Measure 778 of the 11th NDP states that “Civil society-public cooperation will be strengthened and the capacities of the public and CSOs will be improved.” To this end, the Civil Society Consultation Board has been established as per Article 6 of the Regulation on the Organization and Duties of the DGRS. The Board is responsible for identifying and developing policies related to civil society activities; ensuring coordination and cooperation among public bodies and CSOs; increasing the effectiveness of CSOs; and enhancing the service quality, trust building, transparency and accountability in the sector. The Board has conducted two consultation meetings with the participation of civil society on “Volunteerism”, “Aid Collection and Civil Society Strategy Paper and Action Plan”

DGRS has drafted a Civil Society Strategy Paper and Action Plan in 2021 in consultation with relevant stakeholders which is constituted of 10 objectives, in particular: 1) updating civil society legislation, 2) development of digitalization in civil society, 3) establishment of transparent and accountable civil society, 4) enhancement of public-CSO cooperation, 5) promotion of volunteerism, 6) strengthening capacity of CSOs, 7) development of social entrepreneurship, 8) increasing visibility of CSOs, 9) establishing a conducive environment for participation in decision-making processes, and 10) encouraging philanthropy and donation-giving.

DGRS has conducted a project (2020-2021) on digitalization in order to identify the expectations and needs of CSOs to provide them effective and low-cost services through digital tools and applications. The Civil Society Digitalization Report prepared as an outcome of the project is expected to be a guide for the public institutions while designing their digitalization strategies towards civil society.

DGRS has also implemented a project named Legal Framework and Capacity Development Project during 2020-2021. Five working groups were established in the areas of Legislation on Associations, Aid Collection, Volunteerism, Participation of CSOs in Decision-Making Processes and Tax Issues for CSOs. “Civil Society Workshops” were held in three pilot provinces with the participation of representatives of the public, universities and CSOs and a report was published on “Current State of Affairs, Road Map and Legislation Proposal” based on the project’s findings.

The Ministry of Family and Social Services has established a new unit named “Department for Cooperation with Civil Society and Project” and started to work on a “Civil Society Vision Document and 2022-2023 Action Plan” in order to better cooperate with its partner CSOs.

EU Process at the Local Level

In accordance with the Ministry of Interior Circular No. 2010/6 of January 26, 2010, the EU Provincial Advisory and Steering Committees were formed. In this context, one Deputy Governor was appointed as the Provincial EU Permanent Contact Point, and EU Offices were established in 81 provinces.

Contact points of the Directorate for EU Affairs in Istanbul, İzmir, and Antalya work closely with the EU Offices of the Governorates, local authorities and other actors such as CSOs and universities. Contact points act as a guide through harmonization and implementation of the EU acquis at the local level by both implementing EU projects and carrying out different activities targeting public institutions, local administrations, universities and CSOs. Tasks carried out by these contact points include training on EU Financial Assistance and Project Cycle Management, monitoring visits and providing technical assistance to grant beneficiaries under IPA. Furthermore, opportunities with regard to education and volunteering facilities are promoted among youth by the EU Affairs Experts working at contact points.

The Ministry of Foreign Affairs Directorate for EU Affairs launched the meeting series of “EU Membership Process at Provinces” in June 2021, with a view to increase the support and the contribution of local stakeholders to Türkiye’s EU membership process within the scope of the European Union Communication Strategy (EUIS). Through meetings based on the principal that “EU Arises from the Local”, the Directorate meets representatives from public institutions, local administrations and civil society acting in different cities in Türkiye, and informs them of current developments in Türkiye-EU relations and EU projects, grants and training opportunities in their regions. Four meetings were held in Osmaniye, İzmir, Manisa and Trabzon in 2021. The Deputy Minister of Foreign Affairs & Director for EU Affairs has chaired these meetings.

The Civil Society Support Program (CSSP) commenced in 2018. The objective of the Program is to support the development of civil society through more active democratic participation in policy and decision making processes. It’s funded by IPA-II, and the Directorate for EU Affairs is the beneficiary institution. In 2020 two phases of CSSP were implemented. In the first phase, 10 grant contracts for CSOs were implemented in the context of CSO Partnerships and Networks on Strengthening Cooperation between Public Sector and CSOs Grant Scheme (CSPN). A sum of €4.3 million has been allocated to CSPN. With respect to CSSP-II, 29 grant contracts have been implemented as of 2020, and most of them have concluded. A sum of €3.7 million in grant funds has been allocated to CSSP-II.

The first phase of the Civil Society Support Program (CSSP I) was implemented between 2018-2021 in the scope of the Civil Society sub-sector, and aimed at more effective participation of CSOs in decision-making processes, strengthening public sector—civil society relations at local and national levels, and supporting the management, advocacy and communication skills of the CSOs. The First Phase of the Civil Society Support Program, consisting of two components, has been implemented:

1. CSO Partnerships and Networks on Strengthening Cooperation between Public Sector and CSOs Grant Scheme:

The grant scheme aimed to support partnerships and networks developed by financially and administratively strong CSOs that were experienced in project management, and thus strengthen the cooperation between public institutions and CSOs and enhance the capacity of CSOs through these partnerships and networks. Within the scope of the program, 10 CSOs were supported through a total grant of 4.3 million euros.

2. Grant Scheme for Grassroots Civil Society Organizations:

The Grant Scheme for Grassroots CSOs with an approximate budget of 2.1 million euros aimed to strengthen the institutional capacities of CSOs, to support lobbying and advocacy activities, and to improve communication skills. The program supported 38 projects from 15 different provinces of Türkiye.

Following the implementation of the first phase, the second phase of the Civil Society Support Program was carried out with a budget of 3.7 million euro between 2019-2021. The second phase is aimed at enhancing the capacities of CSOs for more robust civil society dialogue and participation. In the second phase, the following priorities were supported: ensuring administrative and financial sustainability, enhancing communication and advocacy skills, improving participation in decision-making processes at local, national and international levels, strengthening transparency and accountability, increasing the role of active citizenship.

The program has reached out to various target groups such as women, children, young people and disadvantaged groups through CSOs working on a wide range of fields such as health, agriculture, education, environment, food, and media. Within the scope of the Civil Society Support Program II, a grant of 3.7 million euro was provided to 29 projects from 10 provinces of Türkiye.

Third phase of the program is continuation of the previous CSSP programs focusing on the same priority areas and specific objectives but with a wider scope including CSOs from the EU as well as those from candidate countries. In the scope of CSSP III 3.2 million euro of grant has been allocated to 34 projects aiming to increase the institutional capacity of CSOs, promote partnerships between CSOs, support active citizenship and participation of CSOs in decision-making processes, and develop the legal framework for active citizenship. The Third Phase of the Civil Society Support Program began in April 2021 and the projects are expected to be completed in 2022.

In 2019, the fifth phase of Civil Society Dialogue Grant Scheme (CSD-V) was commenced. A total of 7 million euro was provided for 40 dialogue projects to be implemented jointly by CSOs from Türkiye and EU member states/EU candidate countries. The projects that received grants focused on dialogue development and cooperation, while also working on social issues for disadvantaged groups such as the disabled, the elderly and the refugees. The projects have been implemented in fields such as gender equality, education, health, agriculture, food and environment. The projects were implemented between 2019-2020.

The sixth phase of the program (CSD-VI) began in April 2021. Approximately 4.7 million euro grant support is provided to 33 projects to be carried out by civil society organizations from Türkiye and the EU on activities organized for awareness-raising on Türkiye and the EU accession process as well as cooperation, partnership, and networking in fields relevant to the EU acquis. The projects are expected to be completed in early 2022.

The EU-funded project “Town Twinning between Türkiye and the EU” got off the ground in 2018 with the participation of the Union of Provinces, the Union of Municipalities of Türkiye and the Ministry of Environment and Urbanization Directorate General of Local Authorities. The overall objective of the project is to increase administrative capacity at a local level in Türkiye’s EU accession process by establishing town-twinning relations. The project has two components: technical assistance and a grant scheme. A significant number of capacity building trainings for local authorities were carried out under the technical assistance component and nearly 2.6 million Euros were allocated to 23 grant projects under the grant component. The project concluded in December 2020. Owing to this success, TT-II (Twinning for a Green Future), which will be financed under IPA-II in the 2020 programming year, was designed to support local authorities in Türkiye in the establishment of effective and long-lasting relations with their EU peers to promote environmental protection and fight climate change in Türkiye. The core component will be a grant scheme for small-scale town-twinning activities between Turkish and EU local authorities, which will improve the capacity of local authorities in Türkiye to align with EU climate policy. The budget allocation for this component is € 2,500,000. Terms of Reference for the technical assistance component and guidelines for the grant scheme were prepared in 2021. It is planned that the call of proposal for the TT-II Grant Scheme will be published in early 2022.

Structural Changes at the Ministry of EU Affairs/Directorate for EU Affairs

On July 15, 2018, the “Ministry of EU Affairs” was restructured and reorganized by Presidency Decree No 4 published in the Official Gazette No. 30479 and affiliated with the Ministry of Foreign Affairs as “the Directorate for EU Affairs”. This is a part of decision to reduce the number of Ministries from 25 to 16. However, the functions and mission of the Directorate remain the same.

The United States

The Turkish-American alliance continues to be a linchpin of the security and stability of the Euro-Atlantic political landscape. Both countries have overlapping interests on many regional and global issues, such as Ukraine, Syria, Libya, Africa, Afghanistan, the Balkans, the Caucasus, anti-terrorism, energy/food security and post-pandemic global economic recovery. Yet, some serious bilateral issues directly related to Türkiye’s national security (PKK/PYD/YPG, FETÖ, unilateral sanctions) continue to affect the relationship.

The current regional and global environment – including the developments in Ukraine – has once again highlighted the relevance and importance of Turkish-U.S. relations. Accordingly, there has been a marked increase in the level and frequency of bilateral contacts, which has helped create and bolster the current positive momentum in the relations between the two countries.

In view of the evolving security environment with manifold challenges, Türkiye remains committed to further deepen the dialogue with the U.S. on issues of mutual interests, while working to resolve bilateral differences through effective dialogue.

The U.S. is one of the major trade partners of Türkiye. The bilateral trade volume between Türkiye and the U.S. was U.S.$20.8 billion in 2019 and U.S.$21.7 billion in 2020. It reached a record level, U.S.$27.8 billion, in 2021. Turkish exports to the U.S. were U.S.$10.2 billion in 2020 (compared with U.S.$9 billion in 2019) and increased to U.S.$14.7 in 2021. The total import volume was U.S.$11.5 billion in 2020 (compared with U.S.$11.8 billion in 2019) and increased to U.S.$13.1 in 2021. Moreover, the two countries set out a U.S.$100 billion trade volume target in 2019, which appears more achievable in light of the upward trends in economic and trade figures. However, trade barriers such as anti-dumping and countervailing measures hinder the trade partnership. Türkiye expects the U.S. to lift those trade measures as well as to revert additional tariffs on steel (25%) and aluminum (10%) which were introduced in 2018. Furthermore, Türkiye is one of the largest importers of U.S. liquefied natural gas (“LNG”) in Europe. U.S. LNG constituted almost 25% of Türkiye’s total LNG imports in 2019. The U.S was the fifth biggest gas supplier of Türkiye with a share of 8% in 2021. Likewise, Türkiye was the sixth biggest export market for US LNG. Türkiye imported approximately 5 bcm of U.S. LNG in 2021.

As of December 31, 2021, there are 1,971 U.S. companies in Türkiye with a total investment value of U.S.$14 billion in total. Turkish firms’ investments in the U.S. have reached U.S.$8 billion.

Military and technical consultations regarding Türkiye’s F-16 modernization and procurement request are advancing in a constructive atmosphere. Türkiye is one of the world’s largest F-16 operators and the modernization of its fleet will enhance NATO’s deterrence and defense capabilities and mark a significant contribution to European security.

The U.S. Administration withdrew from the Joint Comprehensive Action Plan on May 8, 2018 and re-started imposing sanctions on Iran as of August 7, 2018 in some sectors. The second batch of sanctions in the energy sector entered into force on November 4, 2018. Türkiye had officially requested exemptions from the U.S. Administration regarding the sanctions to be imposed on Iran. Tüpraş, Türkiye’s sole oil importer, reduced its oil imports from Iran radically, starting in May 2018. After extensive bilateral talks, the U.S. approved granting a Significant Reduction Exception (“SRE”) to Türkiye, alongside other seven large buyers of Iranian oil, until May 2, 2019. Tüpraş ceased its imports from Iran as of May 2, 2019.

Russia

While Türkiye and Russia differ on a number of international issues, the two countries keep their channels of dialogue open and cooperate where possible.

On January 8, 2020, President Putin paid a visit to Türkiye on the occasion of the opening of the TurkStream Gas Pipeline. On September 29, 2021 , President Erdogan met with Putin in Sochi. On the margins of the meeting, the two leaders exchanged views on regional and international issues, including the joint fight against terrorism and the situation in Syria. Because of COVID-19 restrictions, the number of face-to-face contacts have decreased in the following period. However, the two leaders maintained their regular contact through telephone conversations.

Economy, trade, and energy relations are the driving force of Turkish-Russian relations. Bilateral trade was U.S.$ 34.73 billion by the end of 2021. The share of Türkiye’s natural gas import from Russia in 2020 was nearly 34% (down from 48% in 2018) and the share of Türkiye’s crude oil import from Russia was 11% in 2020. In 2021, the share of Türkiye’s natural gas import from Russia was 44% (26 bcm) and the share of Türkiye’s crude oil import from Russia was 17.3% (5.4 mt).

Reciprocal investments have exceeded U.S.$10 billion each by the end of 2020. This excludes the Akkuyu nuclear power plant project being built in Türkiye, valued at approximately U.S.$20 billion.

The Intergovernmental Agreement between Türkiye and the Russian Federation concerning the TurkStream Pipeline Project was signed on October 10, 2016 and came into force on February 21, 2017. The Agreement provides the construction of two parallel pipelines, each 15.75 bcm/a capacity. The construction of the offshore part of the project was completed in November 2018. The pipeline became operational as of January 1, 2020. TurkStream-1 supplies Russian gas to the Turkish market, while Turkstream-2 supplies gas to Europe. The supply of Russian gas to Serbia via TurkStream-2 started as of January 2021 and to Hungary as of October 1, 2021.

Work related to the Akkuyu Nuclear Power Plant project is ongoing in accordance with the contractual commitments inscribed in the Intergovernmental Agreement signed on May 12, 2010. The groundbreaking ceremony to mark the start of construction on the nuclear power plant was held in Ankara on April 3, 2018 during President Putin’s visit. Construction permits for all four reactors were issued and construction work for the first three reactors is currently underway. The first reactor of the power plant is scheduled for commissioning before the end of 2023.

Tourism constitutes another important aspect of Turkish-Russian bilateral relations. Even during the COVID-19 pandemic 4,694,422 Russian tourists visited Türkiye in 2021.

Another field of economic cooperation is the construction sector. Turkish construction companies have completed projects in Russia, the total value of which has reached U.S.$95 billion as of the end of 2021.

Ukraine

Ukraine is a strategic partner of Türkiye. Trade and economic cooperation constitutes an important aspect of Turkish-Ukrainian relations. Bilateral trade volume was U.S.$ 7.42 billion in 2021. The common goal is to increase this figure to U.S.$10 billion with the help of the Free Trade Agreement (FTA) which was concluded between the two countries during President Erdogan’s visit to Kyiv on February 3, 2022.

Investments by approximately 600 Turkish firms operating in Ukraine stands at around U.S.$3 billion (including investments through third countries). The total value of projects undertaken by Turkish construction firms is worth U.S.$8.7 billion. The Ukrainian side also shows interest in making use of Turkish experience in the “Public Private Partnership” model.

Defense industry cooperation has also intensified in recent years.

Passport-free travel has been enabled between Türkiye and Ukraine since 2017, which has significantly contributed to tourism relations. Türkiye hosted 2 million Ukrainian tourists in 2021 and almost 1 million Ukrainian tourists in 2020 despite the pandemic. Türkiye was the most popular destination for Ukrainians in 2021.

Support for Ukraine’s territorial integrity and sovereignty has been among the priorities of Turkish foreign policy since 2014. Türkiye does not recognize the illegal annexation of Crimea.

Türkiye believes that a just and sustainable peace can be reached through diplomacy only and accordingly will continue its efforts for a diplomatic settlement, the end goal of which is an independent, sovereign Ukraine which preserves its territorial integrity.

The Balkans

Türkiye’s policy towards the Balkans aims for a peaceful, stable and prosperous region and is based on four main pillars: security for all, high-level political dialogue, economic interdependence, and the preservation of the multi-ethnic, multi-cultural, and multi-religious social fabric of the region. In addition to having a shared geography, history and culture, Türkiye has a joint vision with the Balkan countries based on common goals and integration with Euro and Euro-Atlantic institutions.

Apart from political support, Türkiye also provides assistance to the countries of the region in various areas including economy, energy, culture, education, health, military, and security through its relevant public institutions, municipalities, non-governmental organizations (“NGOs”), and universities.

Türkiye has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (“SEECP”), the only major initiative started within the region, its operational arm, the Regional Cooperation Council, and the Multinational Peace Force Southeast Europe/South-Eastern Europe Brigade. Türkiye held the Chairmanship of the SEECP between July 2020 and July 2021 for the third time. Türkiye also assumed the Chairmanship for the period of 2015-2017 within the Southeastern Europe Defense Ministerial Process. Türkiye continues to be active within the Southeast European Law Enforcement Center as well.

Türkiye encourages regional cooperation and promotes the principles of ‘regional ownership’ and ‘inclusiveness’. The trilateral mechanisms pioneered by Türkiye between Türkiye-Bosnia and Herzegovina-Serbia and Türkiye-Bosnia and Herzegovina-Croatia are significant consultation platforms in this regard.

During 2021, several mutual high-level visits took place, including visits to Türkiye by the Prime Minister of Albania, Speaker of the Parliament of Albania, , Presidency Members of Bosnia and Herzegovina, Prime Minister of North Macedonia, Minister of Foreign Affairs of North Macedonia, Deputy Prime Minister of Montenegro, Deputy Prime Minister of Kosovo, Minister of Justice of Kosovo, Speaker of the National Assembly of Serbia and President of Serbia. President Recep Tayyip Erdoğan visited Bosnia and Herzegovina and Montenegro. Foreign Minister Çavuşoğlu visited Bosnia and Herzegovina, Croatia and Serbia. Speaker of Parliament Prof. Dr. Mustafa Şentop visited Serbia and Albania. Türkiye also held SEECP Summit on June 17, 2021, in Antalya.

Türkiye’s overall trade volume with the countries of this region (Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, North Macedonia, Montenegro, Romania, Serbia, and Slovenia) surpassed U.S.$23.4 billion in 2021. The top three countries in 2021 are Romania (U.S.$8.6 billion), Bulgaria (U.S.$6.5 billion), and Slovenia (U.S.$2.3 billion).

Located on the transit route between Türkiye and the Western European countries, the Balkans offer significant opportunities for Turkish investors. Turkish companies’ interest towards the region continues to grow.

Tourism constitutes an important dimension of the countries’ economic-commercial relations. Türkiye is one of the most favored destinations for the tourists from the Balkan countries and received 2.76 million tourists from the region in 2021 despite the pandemic. Additionally, increasing social contacts have positive effects on the countries’ economic relations.

The Turkish Cooperation and Coordination Agency (“TİKA”) has implemented more than 3,000 projects in order to contribute to the development of the Balkan countries. The total value of TİKA projects in the region is over€2.0 billion.

Greece

High-level visits between Türkiye and Greece picked up momentum over the last couple of years. President Erdoğan paid an official visit to Greece, including Athens and Komotini, on December 7 and 8, 2017. This was the first official visit at the head of state level between Türkiye and Greece since 1952.

In 2018, meetings between the Ministers of Foreign Affairs and other Ministers of both countries took place during official visits and on the margins of international events. President Erdoğan received former Greek Prime Minister Alexis Tsipras in the margins of the NATO Summit held on July 11-12, 2018 UN General Assembly on September 25, 2018, and in Istanbul on February 5-6, 2019.

The first high-level contact with the new Greek government which came to power on July 8, 2019 was the meeting between President Erdoğan and the Greek Prime Minister Kyriakos Mitsotakis on the margins of UN General Assembly meetings on September 25, 2019. The leaders also met on December 4, 2019 on the sidelines of the NATO Summit in London, and on June 14, 2021 in the margins of the NATO Summit in Brussels.

Foreign Minister Çavuşoğlu and Minister Dendias met in New York on September 26, 2019, on the margins of UN General Assembly meetings, and on November 8, 2019, on the margins of Western Balkans Forum held in Geneva. Minister Dendias paid a working visit to Türkiye on April 15, 2021 and Minister Çavuşoğlu visited Greece on May 30-31, 2021.

Furthermore, political consultations are held twice yearly, last of which was held in Athens on March 17, 2021 between the Deputy Minister and the Secretary General of the respective Foreign Ministries.

Confidence building measures (“CBM”) between the Ministries of Defense of both countries constitutes another dialogue channel for the Aegean Sea. The first CBM was held on May 21-25, 2019, followed by the second CBM meeting on June 17-20, 2019 and the third CBM meeting on February 7-21, 2020. The 4th meeting of the CBM talks was held on May 26-27, 2021.

The countries’ mutual desire to bridge differences through dialogue and promote cooperation has had a positive impact on other dimensions of bilateral relations, such as trade, economy, and tourism. In 2021, Türkiye and Greece launched a “Joint Action Plan” comprised of 25 articles to promote bilateral economic and trade ties. There has been concrete progress on 25 articles in areas consisting of tourism, environment, trade and energy. Three meetings were held within the scope of the Joint Action Plan at the level of Deputy Ministries of Foreign Affairs. The bilateral trade volume gained momentum in 2017 (U.S.$3.6 billion), reaching U.S.$4.36 billion in 2018. However, in 2019, trade volume started to decrease below the level of 2017 and reached U.S.$3.1 billion in 2020, due to the overall fall in imports in Türkiye and global trade disruptions by the COVID-19 pandemic. In 2021, trade volume between Türkiye and Greece increased by 69.2% compared to 2020 and registered at U.S.$5.3 billion. In 2021, Türkiye’s exports to Greece amounted to U.S.$3.1 billion, while its imports reached U.S.$2.2 billion.

Greek foreign direct investment (flow) in Türkiye was U.S.$148 million in 2017, U.S.$51 million in 2018, U.S.$48 million in 2019, U.S.$57 million in 2020, and U.S.$2 million in 2021. The amount of Turkish residents’ foreign direct investment in Greece was U.S.$19 million in 2017, U.S.$20 million in 2018, U.S.$12 million in 2019, U.S.$11 million in 2020 and U.S $28 million in 2021.

In the field of energy, the Trans-Anatolian Natural Gas Pipeline (“TANAP”) and Trans Adriatic Pipeline (“TAP”) are major chains of the Southern Gas Corridor that the EU and Türkiye have been strongly supporting. These projects are key contributors to the energy security of the EU and Türkiye. TANAP was inaugurated in Eskişehir on June 12, 2018 and was connected to TAP in November 2018. TANAP was completed as of July 1, 2019 and is currently delivering gas to Europe. The TANAP Inauguration Ceremony for European Connection was held on November 30, 2019 Gas supply to Europe started as of early 2021 following the completion of TAP. The total volume of gas delivered to Türkiye reached 14 bcm by the end of 2021.The current delivery capacity of TANAP to Türkiye and Europe is 16 bcm and is intended to increase to 23 bcm by 2023 and 31 bcm by 2026. TAP started its commercial operation as of November 15, 2020. The total volume of gas delivered to Europe via TANAP and TAP reached 8.1 bcm by the end of 2021.

In 2017, around 921,000 tourists from Türkiye visited Greece. In the same year, Türkiye attracted almost 595,000 tourists from Greece. In 2018, around 781,000 tourists from Türkiye visited Greece, whereas Türkiye received about 665,000 Greek tourists. In 2019, Türkiye attracted 820,142 tourists from Greece, while 789,315 tourists from Türkiye visited Greece. In 2020, about 136,000 tourists from Türkiye visited Greece and Türkiye received 135,000 tourists from Greece. In 2021, about 144,000 tourists from Türkiye visited Greece and Türkiye received 134,000 tourists from Greece.

The Aegean Sea

There are a number of closely linked and interrelated disputes in the Aegean between Türkiye and Greece, which include: the breadth of territorial sea and national airspace, delimitation of territorial sea and continental shelf, sovereignty of small islands & islets, violation of Eastern Aegean demilitarized status of islands and service areas FIR, SAR, NAVTEX. Türkiye is in favor of achieving a comprehensive, fair and lasting solution to all Aegean disputes in accordance with international law.

Firstly, the breadth of territorial waters in the Aegean are currently at 6 nautical miles for both Türkiye and Greece. Greece’s efforts to extend the breadth of territorial waters is one of the major disputes in the Aegean Sea. Any further extension of Greek territorial waters beyond 6 nautical miles will block Türkiye’s access to international waters and severely hinder freedom of navigation in the Aegean Sea.

Secondly, continental shelf boundary between two countries is yet to be delimited. The main reason distorting the equity and complicating the delimitation of continental shelf are the Greek islands located in the close vicinity of Turkish mainland. Türkiye aims for an equitable delimitation of continental shelf in the Aegean Sea, where special geographical circumstances prevail.

Thirdly, Greece claims that her national airspace is 10 nautical miles, despite her breadth of territorial waters being only 6 nautical miles. This is in contravention of international law. A US State Department report to the Congress in 2020 confirmed that Greece is the only country in the world with unmatching territorial sea and airspace claims. In this framework, Greek claims on the so-called airspace violations of Türkiye are baseless. Greek military aircraft conduct flights close to Turkish mainland, violate Turkish airspace even on Turkish land territory and harass Turkish aircraft flying in the Turkish and international airspace.

Fourthly, there is also the dispute of certain insular formations in the Aegean Sea, which were not ceded to Greece through valid international treaties. The dispute is closely related to a lack of territorial sea delimitation agreement between the two countries.

Violation of the demilitarized status of Eastern Aegean Islands by Greece in violation of international treaties is the fifth dispute in the Aegean. The sovereignty of those islands were ceded to Greece by 1923 Lausanne and 1947 Paris Peace Treaties with the condition that they would be kept demilitarized. Greece has been in material breach of her legal obligations of 1923 Lausanne and 1947 Paris Peace Treaties since 1960s, through troop concentrations, establishing permanent military installations and conducting military activities in the Eastern Aegean Islands. Those islands are in close proximity to the Turkish mainland. Their location and status have had implications for Türkiye’s national security perceptions. Türkiye rejected and protested these violations from the very outset, both at bilateral level and at the UN and NATO. Türkiye sent two letters in 2021 to the UN and urged Greece to reinstate the demilitarized status of the Aegean islands. Türkiye pointed out the legal consequences of illegal Greek actions. One of which is that these militarized Greek islands shall be disregarded in maritime boundary delimitation (nonopposability in maritime boundary delimitation of sovereign title owing to material breach of treaty obligations on which sovereign title is based). Greece tries to avoid taking up this dispute in bilateral negotiations and referring it to the ICJ. Instead of correcting its illegal conduct, Greece chose to distort Türkiye’s messages and present them as provocations in order to mislead international public opinion.

Lastly, the dispute of service areas is another source of dispute in the Aegean. Flight Information Region (FIR) is an area defined for providing air navigation services. Greece has been attempting to impose FIR as an area of sovereignty and labels the use of international airspace over the Aegean by Turkish military aircraft without prior notification as violations. This interpretation of FIR has no legal basis. Also, Turkish and Greek search and rescue regions are overlapping in the Aegean Sea. The cooperation and coordination is essential and the foremost concern in SAR operations is the safety of human life, however Greece strongly objects to coordination for that purpose. Türkiye is ready to engage in discussions to establish the required arrangements on search and rescue services as stipulated in the Articles 2.1.4 and 2.1.5 in the Annex to 1979 Hamburg Convention, in order to ensure the safety of human life in the region.

Türkiye and Greece have established multiple dialogue mechanisms to address the Aegean disputes. Türkiye is fully committed to the peaceful settlement of these disputes through sincere dialogue and meaningful negotiations in a spirit of mutual understanding. It would serve the interests of both countries and the whole region to defuse tensions and create conditions that would ensure the development of friendship. In this regard, Türkiye expects Greece to adhere to good neighborly relations and believes in the utmost necessity of engaging in bilateral contacts to resolve the outstanding disputes in the Aegean and the Mediterranean.

Cyprus

Developments in the Cyprus Settlement Process

Following the inconclusive closing of the Conference on Cyprus convened in Crans-Montana in July 2017 after the sides failed to reach an agreement, the UN Secretary-General called on the two sides, as well as the Guarantors, to reflect on the shortcomings of the Conference and steps to be taken to foster a meaningful process in the future. Türkiye has been engaged in such a process in close consultation with the Turkish Cypriot authorities.

In early July 2018, the UN Secretary-General appointed Ms. Jane Holl Lute, a senior UN official, to consult with the parties of the Conference to help determine whether there was a common ground and vision for a meaningful process.

Türkiye shared with Ms. Lute that it is not excluding any ideas, being that current parameters have not yielded positive results in the last 50 years. On the other hand, before starting any new process, all sides need to agree on what principles the new process will be built upon.

The UN Secretary-General, in his report on his Good Offices Mission dated October 15, 2018, pointed out the need to find new ideas and called on all parties to agree on “terms of reference” that would constitute the consensus starting point for a possible negotiated conclusion.

In the course of 2019, Ms. Lute has met several times with the Turkish and Greek Cypriot leaders as well as the guarantor states in an effort to finalize a “terms of reference”.

The UN Secretary-General met informally with the Turkish and Greek Cypriot leaders on November 25, 2019. In his statement following the meeting, he underlined that he has agreed to extend his efforts to achieve terms of reference to serve as a consensus starting point for phased, meaningful, and results-oriented negotiations at the earliest feasible opportunity and he committed to explore with the Turkish Cypriot leader and the Greek Cypriot leader and with the guarantor states the possibility to convene an informal five-plus-UN meeting at an appropriate stage.

The UN Secretary General has paused his efforts towards a settlement until the end of the Presidential elections in North Cyprus.

The Turkish Cypriot Presidential elections, which was scheduled to be held in April 2020, was postponed due to the COVID-19 pandemic. The leader of the National Unity Party and Prime Minister Ersin Tatar, who advocated a two-state settlement won the elections held on October 18, 2020.

Following the elections, Ms. Lute has resumed her contacts with the two sides on the Island and the guarantor states with a view to holding the informal five-plus-UN meeting.

UN Secretary General, in his letter dated October 26, 2020, proposed to convene an informal meeting, in line with our Minister H.E. Mevlüt Çavuşoğlu’s previous offer, to determine if there is a common ground between the two sides on the Island with a view to launching formal negotiations. The Turkish and Greek Cypriot sides both indicated their readiness for the meeting.

This informal 5+UN meeting, hosted by the UN Secretary General, was held between April 27-29, 2021 in Geneva with the participation of the Turkish and Greek Cypriot sides as well as the guarantor countries Türkiye, Greece, and the UK. The meeting aimed at finding whether common ground exists to start a new negotiation process.

During the meeting, TRNC President Ersin Tatar explained in detail why the federation model failed to provide any solution to the Cyprus issue in the last 50 years. He stated that sovereign equality and equal international status of the Turkish Cypriot people should be reaffirmed first, and then two States can launch negotiations in order to establish a cooperative relationship. Accordingly, he submitted a written, six point proposal, which was comprised of the following six items: 1. UN Security Council’s adoption of a new Resolution that guarantees sovereign equality and equal international status of Turkish Cypriot people; 2. Launching negotiations towards a cooperative relationship on this new basis; 3. Negotiations on the bilateral relations as well as the issues of property, security, border arrangements, and relations with the EU; 4. Negotiations to be supported by the guarantor countries and the EU as an observer when necessary; 5. Two states’ recognition of each other within the framework of a reached agreement; and 6. Holding separate referenda.

On the other hand, the Greek Cypriot side insisted on the resumption of the negotiations from where they were “left off” in Crans-Montana in July 2017, and supported the bi-zonal, bi-communal federation model, efforts for which Türkiye has contended are exhausted.

Following the meeting, the UN Secretary General expressed that “sufficient common ground could not be found” to launch formal negotiations between the parties, however, he indicated that he would continue his efforts and another meeting would be held in the near future.

UN senior official Jane Holl Lute, who was appointed by the UN Secretary-General to consult with the parties, left her post at the end of August 2021.

The UN Secretary General hosted an unofficial lunch with the participation of both leaders in September 2021, on the margins of UN General Assembly. No press statements were made after the meeting.

The Greek Cypriots’ Unilateral Hydrocarbon-related Activities in the Eastern Mediterranean

In the past decade, the Greek Cypriots’ hydrocarbon-related activities in the Eastern Mediterranean have become a primary destabilizing factor for the region. Following the Greek Cypriots’ unilateral declaration of claimed licensing blocks and the beginning of the Greek Cypriots’ first offshore drilling activities in September 2011, a continental shelf delimitation agreement was signed between Türkiye and the Turkish Republic of Northern Cyprus. This was a necessary counter-step to the Greek Cypriots’ unilateral offshore drilling activities, even though the Turkish side was, in principle, opposed to such undertakings in the absence of a comprehensive settlement. The Government of the TRNC subsequently issued licenses for the exploration and exploitation of oil and gas reserves around the Island to the Turkish Petroleum Corporation and signed an Oil Field Services and Production Sharing Agreement with the Corporation.

The Greek Cypriot side continued its unilateral offshore activities throughout the remainder of the 2008-2017 negotiation process. In the interim between the Geneva and Crans-Montana sessions of the Conference on Cyprus, the Greek Cypriots signed exploration and exploitation contracts with several international hydrocarbon companies and consortiums in April 2017.

Both the Turkish Republic of Northern Cyprus and Türkiye protested, drawing attention to the problematic nature of activities carried out by hydrocarbon companies in maritime areas over which the Turkish Cypriots have rights. Türkiye also emphasized yet again that a significant segment of blocs number 1, 4, 5, 6 and 7 fall within Türkiye’s continental shelf and that foreign companies shall not be permitted to carry out unauthorized hydrocarbon exploration and exploitation activities in Türkiye’s maritime jurisdiction areas. Türkiye reiterated its call on the Greek Cypriot side to take into consideration the inalienable rights of the Turkish Cypriot people on the Island’s natural resources. Türkiye also emphasized that it would continue to take all necessary measures to protect its rights and interests in its continental shelf as well as the rights and interests of the Turkish Republic of Northern Cyprus.

Similar warnings regarding the actions being taken by the Greek Cypriot Administration were issued by Türkiye when a drilling vessel arrived in the region in July 2017 as well as in December 2017. Türkiye finds it unfortunate that despite all the cautionary messages given by the Turkish and Turkish Cypriot sides, the Greek Cypriots insist on carrying unilateral activities related to hydrocarbon resources. For instance, in February 2018, when a drilling vessel arrived in the so-called block number 3, which falls within the area licensed to the Turkish Petroleum by the TRNC.

In this vein, Turkish flagged drilling ships Fatih and Yavuz have launched offshore drilling operations between 2018 and 2020, Barbaros Hayreddin Paşa and Oruç Reis ships conducted seismic survey operations between 2017 and 2020 within the Turkish continental shelf that has been declared to the UN on March 18, 2020 and in the licensed areas granted to Turkish Petroleum by the TRNC Government on behalf of TRNC.

Turkish Cypriot authorities presented an official proposal concerning the hydrocarbon resources of the Island on July 13, 2019. The proposal, which Türkiye fully supports, envisages that Turkish Cypriots and Greek Cypriots, as the co-owners of the Island, cooperate on hydrocarbon resources over which they have equal rights (including revenue sharing) and benefit from these resources simultaneously. The Greek Cypriot side has rejected the proposal thus far, but, it is still on the table and workable.

Türkiye continues to emphasize that the Island’s natural resources do not belong only to the Greek Cypriots because the rights of the Turkish Cypriots are inherent and push for a mechanism that will allow the Turkish Cypriots to participate equally in decision-making from the initial stage with regard to hydrocarbon exploration and exploitation is necessary.

Türkiye stands committed to protecting its, as well as the Turkish Cypriots’ legitimate rights and interests in the Eastern Mediterranean and taking all necessary steps to this end.

On the other hand, the issue of hydrocarbons should be taken up independently of the Cyprus settlement process, irrespective of the direction the settlement process might take in the future.

In order to facilitate dialogue and cooperation in the Eastern Mediterranean, Türkiye has called for a regional conference on the Eastern Mediterranean that could be an opportunity to generate an inclusive cooperation mechanism.

Iraq

Türkiye wishes to see a secure, stable, democratic, and prosperous Iraq. Turkish-Iraqi relations are characterized by the principle of indivisibility of security, geographical continuity, and complementarity in economic, commercial and transportation fields as well as cultural and demographic affinities. These strong bonds offer a tremendous potential to develop political, security, and economic cooperation between Iraq and Türkiye in the region.

Türkiye seeks enduring stability in Iraq while strongly supporting Iraq’s political unity and territorial integrity. Türkiye is promoting social cohesion and an inclusive approach in Iraq as it reaches out to all segments of Iraqi society.

Türkiye continues working on efforts to enhance its cooperation with Iraq especially in the fields of security, reconstruction, energy, transportation and investment. Türkiye offers a safe and secure transit alternative for Iraqi oil and gas exports.

Iraq was the fifth largest export destination of Türkiye in 2021. Turkish bilateral trade volume with Iraq was U.S.$19.5 billion in 2021 (exports: U.S.$11.1 billion; imports: U.S.$8.4 billion). Türkiye is determined to further increase this figure by contributing to Iraq’s reconstruction process.

The field of energy is one of the main pillars of bilateral relations between Türkiye and Iraq. Iraq has become the largest supplier of crude oil to Türkiye, with Iraqi crude oil constituting around 40% of Turkish crude oil imports in 2020 and 42.5% in 2021.

The Türkiye-Iraq High Level Strategic Cooperation Council (“HLSCC”), established in 2008, provides the legal framework to enhance bilateral cooperation between the two countries in a more structured fashion. The purpose of the HLSCC is to achieve economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health, transportation and water. The second meeting of the HLSCC was held in December 2014 in Ankara and the third meeting was held in January 2017 in Baghdad. The fourth meeting is planned to take place in Baghdad, during the prospective visit of President Erdoğan to Iraq. The 18th session of the Joint Economic Commission between Türkiye and Iraq held in Ankara on May 3-4, 2018, provided the opportunity to address key issues in the countries’ economic relations and to overcome obstacles to free trade. Türkiye-Iraq Business, Investment and Contracting Forum, organized in İstanbul under the auspices of Türkiye-Iraq Business Council on November 19, 2021 was also an occasion in which business people, contractors and sector representatives from both countries gathered to discuss pressing issues related to economy and trade. Preparations of the next session of this Council are underway.

Türkiye announced a U.S.$5 billion credit line and U.S.$50 million project-based assistance at the Kuwait Conference for Iraq’s Reconstruction on February 12-14, 2018. Submitting the highest amount among all participant donors, Türkiye emphasized the importance it attaches to the reconstruction efforts and stability of Iraq as it demonstrated its solidarity with the Iraqi people.

Türkiye is planning to implement its pledge by accomplishing various projects of strategic significance. Türkiye has proposed a project for opening a third border gate with Iraq, which will create enhanced connectivity between Türkiye and Iraq and help the Iraqi people rebuild their critical infrastructure, provide basic services, health and education, as well as generate income, particularly in the most DAESH -affected regions.

Türkiye believes Iraq harbors many opportunities with its young and dynamic population and economic potential. Türkiye is convinced that eradicating all forms of terrorism, including PKK, from the Iraqi soil will create the necessary environment to tap this potential. Türkiye prefers the PKK presence in Iraq to be eradicated by Iraqi authorities and declared its readiness to cooperate with Iraq to this end.

Iran

Turkish-Iranian bilateral relations are evolving based on the principles of non-interference in domestic affairs, mutual respect, and good neighborliness. Efforts are made to further enhance the political dialogue both on bilateral and regional issues, through reciprocal visits and mechanisms such as the High Level Cooperation Council (the “HLCC”), and joint commissions in different sectors. Since the formation of the HLCC in 2014, Turkish-Iranian relations have been carried out in a structural framework. So far, six HLCC meetings were co-chaired by Turkish and Iranian Presidents. Türkiye has continually sought to engage Iran in efforts to improve regional stability. Therefore, Türkiye’s relationship with Iran is an asset not only for Türkiye but also for the international community.

Given the already volatile and unstable security environment, Türkiye believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Türkiye is of the view that diplomacy and dialogue should be the basis of resolving international issues. Türkiye attaches importance to the preservation and full implementation of the Joint Comprehensive Plan of Action (JCPOA) by all Parties. Türkiye supports the International Atomic Energy Agency’s (IAEA) role in monitoring and verifying the implementation of the JCPoA.

Iran is an important trading partner of Türkiye. The volume of trade between Türkiye and Iran was U.S.$10.76 billion in 2017 and U.S.$9.3 billion in 2018. COVID-19 pandemic and U.S. sanctions negatively affected the volume of trade in 2019 (U.S.$6.33 billion) and 2020 (U.S.$3.44 billion). In 2021 bilateral trade volume rose again, reaching U.S.$5.59 billion (62.5% compared to the prior year). Türkiye’s major products exported to Iran are textile products, land transportation vehicles, electrical machinery and equipment, wood, and metal products. Türkiye’s major import products from Iran are hydrocarbon resources, steel and other metal products, fertilizers, and plastics.

The tourism sector constitutes a major part of services and goods traded between the two countries. 2.1 million Iranian citizens visited Türkiye in 2019. 1.5 million Iranian citizens visited Türkiye in 2021. As such, Iranians constituted the 6th highest number of tourists visiting Türkiye. 106,315 Turkish citizens visited Iran in 2021.

As a matter of geopolitical necessity and good neighborly relations, Türkiye aims to develop its economic and trade relations with Iran. Türkiye believes that increased trade would further the well-being of the people of the region and contribute to the improvement of regional stability. In this regard, the Preferential Trade Agreement between Türkiye and Iran, which came into effect in 2015, was instrumental in increasing bilateral trade.

Syria

Türkiye has invested substantial resources, politically, economically and otherwise, in its relations with Syria in the last ten years. Prior to the conflict that began in March 2011, the thriving relations between Türkiye and Syria had contributed positively to regional security and stability as well as bilateral trade, investment, and tourism until the conflict erupted.

The regime’s aggression and the growing presence of extremist and terror elements (particularly in the northern parts of Syria) constitute a deep and increasing concern for Türkiye’s national security. This threat became more acute and manifold with the emergence of DAESH in Syria in the beginning of 2014. DAESH terrorism quickly became a threat to regional security and had a direct impact on Türkiye’s national security. (See “Description of the Republic—Foreign Policy—Terrorism” for more information on Türkiye’s fight against DAESH.)

Following the announcement on December 19, 2018 of the U.S. Administration’s decision to withdraw its forces from Syria, Türkiye and the U.S. held talks in relation to the implementation of the decision in close coordination and cooperation between the two countries, as well as on the details of the establishment of a possible “safe zone” against the emergence of any power vacuum which could be exploited by terrorist organizations, particularly DAESH and PKK/YPG, or the regime and its supporters.

Despite a preliminary understanding reached between the two countries in early August 2019 towards jointly establishing in north east Syria a safe zone from which PKK/YPG elements were to be removed, PKK/YPG presence in areas that were to be declared as safe zones remained intact. Türkiye-U.S. joint land patrols and reconnaissance flights, which were conducted on the basis of the said preliminary understanding, verified continued PKK/YPG presence on the ground.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched “Operation Peace Spring” (“OPS”) against PKK/YPG and DAESH terrorists in northeast Syria. The goals of OPS were announced as to ensure the security of Türkiye’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. OPS was conducted on the basis of international law, in accordance with Türkiye’s right of self-defense under Article 51 of the UN Charter and the relevant resolutions of the UN Security Council on the fight against terrorism. Türkiye has paused OPS after a joint statement was announced with the U.S. on October 17, 2019. Nearly a 145-kilometer-wide area between Tal Abyad and Ras al-Ayn has been cleared of terrorist elements to a depth of 30 kilometers. On October 22, 2019, Türkiye concluded with Russia a Memorandum of Understanding by which the latter committed to remove PKK/YPG from territories to the west and east of the OPS area as well as from Manbij and Tal Rifat.

The situation in Syria deteriorated from 2016-2020, with attacks against innocent civilians and continued use of heavy bombardment (ballistic missiles and barrel bombs) as well as chemical weapons. By the end of 2020, the number of Syrians who sought refuge in neighboring countries reached approximately 5.6 million and the death toll surpassed 500,000. The number of those in need of assistance inside Syria is approximately 14.6 million. Türkiye is continuing her humanitarian efforts to provide shelter and other basic needs of those affected by the protracted conflict in Syria. By the end of 2020, 55,743 Syrians were hosted in 7 temporary accommodation centers in 5 different provinces Türkiye, and the total number of Syrians under temporary protection in Türkiye was 3,655,067.

Further, the Turkish Government as of December 2020 has spent more than U.S.$40 billion (inclusive of NGOs and municipalities), whereas the total contribution Türkiye has received from the international community has not met Türkiye’s expectations. Türkiye continues to be the biggest host country in the world according to the UN figures.

On October 6, 2015, a draft action plan (the “Action Plan”) was published reflecting an agreement between the EU and the Republic of Türkiye to cooperate on support of Syrians and migration management to address the unprecedented refugee crisis created by the situation in Syria. The Action Plan identified collaborative actions to be implemented as a matter of urgency by the EU and Türkiye with the objective to manage the massive influx of refugees and prevent uncontrolled migratory flows from the Aegean Sea to the EU. The Action Plan contemplated immediate implementation, jointly steered and monitored by the European Commission and the High Representative / Vice President and Türkiye through the establishment of the EU-Türkiye high-level dialogue on migration. On November 29, 2015, the leaders of the European Union met in Brussels with their Turkish counterparts. In this meeting, the European Union declared that it is committed to provide an initial 3.0 billion Euros of resources for Syrians under temporary protection in Türkiye. On March 18, 2016, the EU agreed on a wide range of proposals with Türkiye to manage the migration crisis, including the return of irregular migrants, accelerating the visa-liberalization process for Turkish citizens and responsibility and burden sharing regarding Syrians. According to the agreement, the EU allocated 3.0 billion Euros to Syrians in Türkiye in response to the efforts for reducing irregular migration and making passage to Europe safe. The EU further committed to allocate an additional 3.0 billion Euros by the end of 2018. As of the end of December 2018, only 1.7 billion Euros of these allocated funds have been disbursed to Türkiye. (As of June 2019, only 2.19 billion Euros of the first 3.0 billion and 152 million Euros of the second tranche have been disbursed to Türkiye.) As of December 2019, Türkiye has taken 2,000 irregular migrants back and 25,276 Syrians were resettled in EU Member States.

As a response to the shattering infrastructure and lack of services within Syria, Türkiye mobilized its own resources to address and alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was approximately U.S.$1,153 million as of December 2021. Since July 2014, Türkiye has also been cooperating closely with the UN to enable UN cross-border humanitarian operations into northern Syria within the framework of UN Security Council Resolution 2165 (2585). As of December 31, 2021, a total of 48,160 trucks of UN humanitarian shipments have been sent to Syria through Turkish border gates. 100% of all cross border humanitarian operations to Syria is conducted via Türkiye. As things stand, Cilvegözü border-crossing Türkiye is currently the only corridor for cross-border delivery of UN humanitarian aid.

On December 18, 2015, the United Nations Security Council unanimously adopted the Resolution 2254 endorsing an international roadmap for a Syrian peace process. In order to contribute to international efforts to achieve lasting peace in Syria in line with Resolution 2254, Türkiye started with Russia and Iran the “Astana-format” meetings.

Since its first meeting from January 23-24, 2017, high-level Astana meetings between the two conflicting parties, the guarantors of the ceasefire regime (Türkiye, Russia, and Iran) and observers, namely the UN, the U.S., Jordan, Iraq and Lebanon have been regularly held. The aim of the Astana meetings has been to reduce violence on the ground, adopt measures to build confidence between the conflicting parties and revitalize the political process. In addition to regular “Astana-format” meetings, the guarantor states also meet at the Presidential and Ministerial levels. In order to create a synergy between the Astana countries and the “Small Group” countries and to converge their positions on Syria, the leaders of Türkiye, Russia, France and Germany came together at the Quadrilateral Summit held on October 27, 2018 in Istanbul. As a follow up, two Quadrilateral Summits were held with a special focus on Syria, involving Türkiye, France, Germany and the UK, in London on the sidelines of the NATO Leaders’ Meeting on December 3, 2019 and via videoconference on March 17, 2020. Lastly, a Quadrilateral Meeting of the Foreign Ministers of Türkiye, the United Kingdom, Germany and France was held on May 19, 2020 via videoconference.

Idlib continues to be another flashpoint due to the regime’s and its backers’ indiscriminate attacks against civilians and civilian structure, especially since May, 2019. Idlib had been declared as a “de-escalation area” by the Astana guarantors in September 2017, as part of the implementation of the De-Escalation Memorandum signed by the said guarantors in Nur-Sultan (formerly Astana) in May 2017. At the Sochi Summit (September 17, 2018), Türkiye and the Russian Federation signed an additional Memorandum, in support of the De-Escalation Memorandum, with an aim to stabilize the situation in Idlib and to preserve Idlib’s de-escalation area status. The regime’s ceasefire violations throughout 2019 and early 2020 impeded efforts to fully implement the Memorandum. From May 2019 until February 2020, when Türkiye launched “Operation Spring Shield” to protect civilians in the region, more than 2,000 civilians were killed and more than 1.5 million people were displaced towards the Turkish border due to the regime’s air and land attacks. More than 300 civilian facilities, including schools and hospitals, were destroyed. Turkish observation posts established in line with the De-Escalation Memorandum were targeted and some were encircled. In its attacks, the regime used the pretext of combatting terrorism. However, its deliberate targeting of civilians only fueled further radicalization. This aggression triggered a new humanitarian catastrophe, a mass migration flux towards Türkiye and beyond, and risked the collapse of the political process.

In response to the regime’s increasing ceasefire violations in Idlib and following its deliberate targeting of a Turkish military convoy on February 27, 2020, Türkiye launched “Operation Spring Shield” on the same day on the basis of her right of self-defense. The operation was conducted with the aims of protecting civilians by ending the regime’s aggression and preventing a new humanitarian crisis as well as mass displacement movements into Türkiye. Following Operation Spring Shield, Türkiye and Russia signed an Additional Protocol to the 2018 Sochi Memorandum on March 5, 2020 in Moscow . The Additional Protocol re-established ceasefire in Idlib. Thanks to the ceasefire in Idlib, more than 560,000 internally displaced people have returned to their homes.

The positive momentum achieved in the Syrian theater, thanks to the Astana meetings, paved the way for the resumption of the UN-mediated political process in Geneva, making it possible to hold six new rounds from February 2017 to January 2018. At the Syrian National Dialogue Congress of January 30, 2018 held in Sochi, the delegates called for the establishment of a Constitutional Committee to advance the political process and pave the way for free and fair elections in Syria.

At their 5th Tripartite Summit, held on September 16, 2019 in Ankara, the Astana guarantors reached an understanding on the composition of the Constitutional Committee. The Committee was established as a result of UN’s and Türkiye’s intense efforts, and, following the announcement of its establishment by UN Secretary-General on September 23, 2019, it officially started its work on October 30, 2019 in Geneva. This step has been a milestone contributing to the revitalization and advancement of the political process. The first round of the meetings of the Committee’s Drafting Body were held in Geneva on November 4-8, 2019. It was noted as a positive development that the regime recognized the opposition for the first time as a direct interlocutor in the political track. As of December 2021, six rounds of meetings have been held by the Committee’s Drafting Body in Geneva. However, meetings yielded no tangible result regarding constitutional matters due to intransigent and provocative attitude of the regime.

Türkiye continues to cooperate with its regional and international partners in order to end the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. Türkiye remains fully committed to a political solution in Syria and will continue to support all efforts for a genuine political transition based on the principles of the Geneva Communique and the UN Security Council Resolution 2254.

Palestine & Israel

In light of fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting, and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Türkiye supports all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict, through a two-state solution based on 1967 borders that would lead to the establishment of an independent, sovereign and contiguous State of Palestine with East Jerusalem as its capital, to live in peace and security side by side with the State of Israel.

Following the decision of the U.S. (Trump) Administration to recognize Jerusalem as the capital of Israel on December 6, 2017, the Extraordinary Session of the Organization of Islamic Cooperation (“OIC”) Islamic Summit Conference was held in Istanbul on December 13, 2017, at the invitation of President Erdoğan, the Chair of the Islamic Summit. Furthermore, the UN General Assembly

adopted the Resolution “Status of Jerusalem,” submitted by Türkiye and Yemen, by which it declared “null and void” any actions intended to alter Jerusalem’s character, status, or demographic composition on December 21, 2017. Foreign Minister Çavuşoğlu participated in the UN General Assembly vote with his Palestinian counterpart Minister Riad Malki.

Türkiye has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine. Türkiye carries out projects relating to health, education, technical assistance, protection of cultural heritage, and water supply in the Palestinian territory through the Turkish Cooperation and Coordination Agency (“TIKA”), the Turkish Disaster and Emergency Management Authority, and the Turkish Red Crescent. A Grant Agreement worth U.S.$10 million was signed between Türkiye and Palestine on September 15, 2017, aiming to contribute to the socio-economic development of Palestine. The third and last installment of the grant, amounting to U.S.$3.5 million, has been disbursed on May 24, 2019. Türkiye granted tons of medical supplies and U.S.$5 million of direct budget assistance to Palestine in 2020. Türkiye also completed the transfer of the Turkish-Palestinian Friendship Hospital, to the Islamic University of Gaza, to be used as a quarantine center. The Turkish Red Crescent’s humanitarian aid consisting of food, hygiene and medical supplies (worth U.S.$175,000) was delivered to Gaza on July 18, 2021.

Türkiye contributed U.S.$10 million to UNRWA in 2020 and U.S.$1 million to the Development Waqf Fund for Palestine Refugees, established under the Organization for Islamic Cooperation (“OIC”), in addition to the in-kind contributions composed of 26,000 tons of flour and 1200 tons of chickpeas. In 2021, Türkiye contributed U.S.$10 million to the Agency, along with in-kind contributions composed of 26,000 tons of flour (last shipment was delivered in January 2022) and 3772 tons of chickpeas. Türkiye will continue its contribution for urgent needs and the sustainable development of the Palestinian economy.

Türkiye’s bilateral trade volume with Palestine declined to U.S.$111,12 million in 2021, from U.S.$123.06 million in 2020.

Turkish-Israeli relations have entered into a new era starting with the new coalition government in Israel and positive contacts between Turkish President Erdoğan and the newly elected Israeli President Herzog. Both sides stated their willingness to continue dialogue and cooperation, as well as their readiness to develop relations on the basis of mutual interests and that Türkiye-Israeli relations are important for the security and stability of the region. In terms of economic and commercial relations, Türkiye and Israel are natural partners in the region; both economies complement each other and the countries are geographically close.

Türkiye is among the top countries with respect to trade with Israel. In 2019, bilateral trade volume with Israel reached U.S.$6.09 billion. In 2020, bilateral trade volume with Israel reached U.S.$6.2 billion. In 2021, bilateral trade volume increased to U.S.$8.4 billion. There are opportunities to deepen economic and commercial relations with Israel in sectors where the possibility of cooperation is strong including trade, energy, tourism, finance, high-tech, infrastructure, maritime and land transportation, construction and agriculture. In the energy sector, there are opportunities for cooperation, particularly in natural gas imports from Israel to Türkiye. The new gas discoveries in the Eastern Mediterranean made the region an important potential natural gas supplier. Various studies point to Türkiye as Israel’s most viable and profitable market for oil and gas resources as well as the most economical route for their transportation to other markets.

In 2019, the number of Israeli tourists coming to Türkiye increased by 28.53%, reaching 569,368. Turkish Airlines is one of the biggest airlines operating from Israel, carrying more than 1 million passengers from the Tel Aviv airport in 2019. Before COVID-19 there were more than 106 weekly flights between Türkiye and Israel. During the pandemic, Turkish airline companies conducted 38 weekly flights from Israel to Türkiye in 2020 and 129,677 Israeli tourists visited Türkiye. In 2021, 225,238 tourists visited Türkiye from Israel. By the end of 2021, Turkish Airlines operations reached 70 weekly flights to Israel.

Tunisia

Türkiye emphasizes the potential of Tunisia as an important trade partner and a commercial hub not only for North Africa but also for the whole continent. During President Erdoğan’s visit to Tunisia in December 2019, Türkiye and Tunisia agreed to further economic and commercial relations and to identify new areas of cooperation among the business circles. The trade volume between the two countries was approximately U.S.$1.7 billion for 2021. In addition, Türkiye and Tunisia cooperate closely with respect to their defense industries. Over the years Türkiye has provided Tunisia with approximately U.S.$500 million in grants and Türkiye has always expressed its readiness to increase bilateral trade volume between the two countries in a mutually beneficial way.

Libya

The signing of the “Libyan Political Agreement” on December 17, 2015 in Morocco opened the door for a new push in Libya towards re-establishing peace and stability. Since then, Türkiye has actively supported the political process based on the Libya Political Agreement. Türkiye has also given full support to the UN efforts and encouraged all stakeholders in Libya to act in a spirit of dialogue, compromise, and reconciliation.

The Turkish Embassy in Tripoli was reopened at the beginning of 2017. Trade volume between Türkiye and Libya reached U.S.$4.6 billion in 2021, demonstrating the close economic relations between the two countries, which have the potential for further development.

From the very beginning of the aggression of Haftar’s “Libyan National Army” against the legitimate UN-recognized government in Libya, Türkiye has tried to create a conducive atmosphere to revitalize a Libyan-led, Libyan-owned political process under the United Nations’ auspices. To this end, Türkiye consistently played an active role in convening the First Berlin Conference on January 19, 2020 and later attended the Second Berlin Conference on June 23, 2021. Türkiye has also been an active party to regional and international activities resulting from the Conference. On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord signed the “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” and the “Memorandum of Understanding on Security and Military Cooperation.” The “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” was ratified in the Parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019. The Memorandum of Understanding entered into force on December 8, 2019. The “Memorandum of Understanding on Security and Military Cooperation” is based on the Memorandum of Understanding Regarding Military Training Cooperation between Türkiye and Libya dated April 4, 2012. The Memorandum provides legal ground to develop cooperation between the two countries in the security and military fields.

Türkiye-Libya bilateral relations continued to develop after handover of power took place from the former Presidency Council (PC) to the new one, and during the transition from Government of National Accord (GNA) to the Government of National Unity (GNU) in March 2021. The first High-Level Strategic Cooperation Council (HLSCC) meeting between Türkiye and Libya took place on April 12, 2021 in Ankara. Prime Minister Dbaiba and 13 ministers from GNU have participated to the HLSCC meeting. At the meeting, President Erdogan and Prime Minister Dbaiba signed a joint declaration in which they emphasized their commitments to the Memoranda of Understanding and strengthening bilateral ties. Türkiye continues to support PC and GNU in reforming Libya’s security sector with its training and counseling activities, delivering public services and holding elections in a timely manner.

Türkiye follows a principled-based approach towards Libya and always stands by legitimacy. Legitimacy should be built by the Libyan people through free and fair nationwide elections. To this end, the necessity of establishing a solid legal basis for elections in Libya with a broad consensus is considered to be of the utmost importance. Türkiye maintains an inclusive and comprehensive approach towards Libya and continues to contribute to the Libyan-led, Libyan-owned political process under UN auspices.

Egypt

Since 2013, the diplomatic relations between Türkiye and Egypt are at the level of Chargé d’affaires.

Egypt is an important trade and investment partner for Türkiye. The trade volume of U.S.$8.2 billion in 2021, which has a balanced nature and could still be improved, demonstrates that both countries benefit from the existing Free Trade Agreement between them. Furthermore, Turkish investments of nearly U.S.$2.0 billion in Egypt and around 200 Turkish companies with more than 70,000 Egyptian employees contribute to closer economic relations, as well as both countries’ economic prosperity.

Political consultations towards the normalization of the relations between Türkiye and Egypt were held at the level of Deputy Ministers of Foreign Affairs in Cairo between May 5-6, 2021 and in Ankara between September 7-8, 2021 . During the consultations, two sides addressed bilateral issues as well as a number of regional issues, in particular the situation in Libya, Syria, Iraq, and the need to achieve peace and security in the Eastern Mediterranean region. The normalization process is ongoing with certain progress.

Yemen

Türkiye supports the resolution of the conflict in Yemen on the basis of international law, UN Security Council Resolutions and the political and territorial integrity of Yemen. Following forceful seizure of power in Yemen by the Houthis in February 2015, Türkiye has supported the constitutional legitimacy in Yemen represented by President Abd Rabbu Mansour Hadi and later on by the Presidential Leadership Council.

Gulf Cooperation Council

Türkiye has strong political, economic, commercial, and cultural ties with the Gulf countries, Türkiye views its relations with the Gulf countries from a strategic perspective and wishes to boost them further. In this regard, high-level visits and bilateral institutional mechanisms represent important tools to strengthen Türkiye’s relations with the Gulf countries.

High-level bilateral visits are frequently held between Türkiye and the Gulf countries and numerous agreements have been signed, contributing to the expansion of relations in all fields A visit in November 2021 by the then-Crown Prince of the United Arab Emirates Sheikh Mohammed bin Zayed marked the beginning of the new era in bilateral relations.

Additionally, institutional mechanisms were established with certain Gulf countries, in order to strengthen the basis of bilateral diplomatic relations. In this regard, Türkiye and Qatar established the Supreme Strategic Committee (“SSC”) in December 2014. The Committee has held seven meetings so far at the level of Heads of State. The seventh session of the SSC was held in Doha on December 7 2021, chaired by President Erdoğan and Sheikh Tamim Bin Hamad Al Thani, Amir of Qatar, with the participation of the relevant Ministers. A similar mechanism also established with Saudi Arabia, namely the Turkish-Saudi Coordination Council, was convened for the first time from February 7-8, 2017 at the level of Foreign Ministers. The Türkiye-Kuwait Joint Committee for Partnership held its Second Meeting on April 8, 2021 in Ankara.

Türkiye also places an emphasis on improving its ties with the Gulf Cooperation Council (“GCC”), an umbrella organization consisting of Saudi Arabia, the UAE, Bahrain, Kuwait, Oman, and Qatar. Türkiye-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs has held five meetings since its founding.

As a strategic partner of the GCC and a founding member of the Organization of Islamic Cooperation (“OIC”), Türkiye supported the mediation efforts between the Gulf countries and contributed substantially to the resolution of the Qatar crisis.

Türkiye continues to emphasize the importance of the stability and security of the Gulf for its own security.

Economic and trade relations are an important component of Turkish-GCC relations. Türkiye’s economic and trade relations are on a steadily growing track. With the involvement of its private sector, Türkiye is carrying out many projects to enhance these bilateral economic relations in a wide range of potential areas of cooperation with a view to supporting regional development and stability. Hence, Türkiye’s bilateral trade with the Gulf countries reached U.S.$23 billion in 2019. Türkiye’s bilateral trade with the Gulf countries decreased to U.S.$16 billion in 2020 and to U.S.$15 billion in 2021 due primarily to the COVID-19 pandemic.

Energy constitutes an essential dimension of the relations between Türkiye and the region. In line with its developing economy and thus increasing energy demand, Türkiye’s energy imports from the Gulf countries, especially Qatar, Saudi Arabia, and Kuwait have been important in recent years. The share of Saudi Arabia in Türkiye’s crude oil import in 2020 was 11% % and 5.3% in 2021.

South Caucasus

Azerbaijan regained its occupied territories and established its territorial integrity with the Second Karabakh War. The new facts on the ground now present a new and palpable opportunity to achieve peace and stability in the region.

Türkiye’s enduring vision for this region is to create an inclusive space of cooperation and shared prosperity. To this end, it is essential to preserve the ceasefire, reconstruct the infrastructure, and remove all barriers to the resumption of economic activity and transportation across the region. In addition, a peace agreement between Azerbaijan and Armenia is also vital for the stability of the region.

In order to build peace and stability in the region, Türkiye will continue to support Azerbaijan as it began reconstruction efforts for the liberated territories. Türkiye and Azerbaijan upgraded their relationship to the level of alliance with the Shusha Declaration signed by Presidents of both countries in Shusha on June 15, 2021.

As part of its vision for a durable peace, stability and welfare in the region, Türkiye also initiated a normalization pro cess with Armenia, and to this end Special Representatives were reciprocally appointed. Türkiye advocates the participation of Armenia, as well as Georgia, in regional cooperation initiatives to tap the true economic potential of the South Caucasus on the basis of regional ownership. In this context, 3+3 regional cooperation platform (Azerbaijan, Armenia, Georgia—Russia, Türkiye, Iran) was proposed by Türkiye and Azerbaijan to forge a spirit of regional cooperation on mainly economic and transportation issues. The first meeting of the 3+3 platform was held in Moscow on December 10, 2021 at the level of Deputy Ministers.

Georgia is a close neighbor and a strategic partner for Türkiye. Türkiye firmly supports the peaceful resolution of the Abkhazia and South Ossetia conflicts within the territorial integrity and sovereignty of Georgia, as well as Georgia’s closer integration with Euro-Atlantic institutions.

Türkiye’s relations with Georgia are also reinforced by extensive trilateral cooperation mechanisms in economy, trade, energy and transportation. As solid outcomes of Türkiye’s strategic vision, Baku-Tbilisi-Ceyhan oil pipeline, Baku-Tbilisi-Kars railway, Southern Gas Corridor with Baku-Tbilisi-Erzurum, Trans-Anatolian (TANAP) and Trans-Adriatic (TAP) natural gas pipelines, which offer safe and secure energy and transport connectivity with Europe. These strategic projects not only bolster Türkiye’s role as a regional hub, but also contribute to the energy security and project stability beyond the region.

Türkiye’s annual trade volume with the countries of the region was U.S.$7.2 billion in 2021.

Central Asia

Central Asia constitutes a strategic aspect of Türkiye’s multi-dimensional foreign policy. Türkiye shares common historical, linguistic and cultural ties with the Central Asian Republics. Türkiye believes that a secure, stable and prosperous Central Asia will be in the interest of wider region and the world.

Türkiye has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan, Kazakhstan and Uzbekistan in areas ranging from energy to trade. Türkiye’s trade volume with the countries of the region was U.S.$12.3 billion at the end of 2021. In addition, Turkish construction companies have completed more than U.S.$80 billion worth of projects in Central Asia whereTurkish direct investments amounted to U.S.$ 9.6 billion as of the end of 2021. More than 3,000 Turkish companies are operating in the region.

The Summits of Turkic Speaking Countries, initiated by Türkiye in 1992 with a view to increasing solidarity and cooperation among the Central Asian Republics, gained an institutional structure by the establishment of the Organization of Turkic States (then called the Cooperation Council of Turkic Speaking States by Türkiye, Kazakhstan, Azerbaijan, and Kyrgyzstan in 2009. Currently, the Organization of Turkic States’ member states include Türkiye, Azerbaijan, Kazakhstan, Kyrgyzstan and Uzbekistan, with Hungary and Turkmenistan as observers. . The Organization of Turkic States provides a multilateral platform for enhanced cooperation between the member states in economy, trade, transportation, customs, energy security, health, culture and tourism.

Afghanistan

Having strong historical and cultural bonds with Afghan people, Türkiye has unique relations with Afghanistan and actively contributes to international efforts to establish lasting stability in the country.

Türkiye has been active in supporting security of Afghanistan since 2001 and is committed to helping the Afghan people in the path towards a peaceful, stable, and prosperous Afghanistan.

The total amount of Official Development Aid (“ODA”) of Türkiye to Afghanistan between 2004 and 2021 exceeded U.S.$1.1 billion. This has been one of Türkiye’s most significant foreign development assistance programs.

ODA towards Afghanistan mainly focused on education, health, water and water sanitation, and transportation. Türkiye has built more than 100 schools in Afghanistan and over 130,000 Afghan citizens received education in these schools. Türkiye has also granted medical assistance to more than 10 million Afghan citizens since 2005.

As part of the efforts to reach out to different parts of Afghanistan, Türkiye opened her second Consulate General in Herat in June 2020.

Türkiye was a “framework nation”, along with the U.S., Germany, and Italy, in the Resolute Support Mission (RSM), which was launched by NATO on January 1, 2015 and terminated early September 2021. Türkiye had carried out the task of providing safety and ensuring operations of the Kabul International Airport between 2015 and 2021 as part of the NATO’s RSM. As a NATO member which had made significant contributions to the NATO’s RSM in Afghanistan, Türkiye remains committed to playing a stabilizing role in Afghanistan—primarily through non-military means, following the Taliban takeover in August 2021.Türkiye also encouraged regional cooperation through the Heart of Asia-Istanbul Process. This Process, which was initiated by Türkiye and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, served as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (“CBMs”). The Ninth and the last Ministerial Conference of the Heart of Asia-Istanbul Process was held in Dushanbe on 30 March 2021.

Türkiye particularly supports regional efforts focusing on enhancing economic and infrastructure connectivity, to boost trade, transport, transit, energy and cultural cooperation. In line with this, Türkiye participated in the Regional Economic Cooperation Conference on Afghanistan (RECCA). The last RECCA meeting was held on November 14-15, 2017. Since its inception in 2005, RECCA has been instrumental in promoting regional economic cooperation in the wider Central, South and Southwest Asia and beyond.

Recognizing the importance of a conducive regional cooperation in support of peace, Türkiye has also taken several initiatives to build confidence between Afghanistan and its neighbors, and in this framework encouraged constructive and result oriented dialogue. In that vein, Türkiye held trilateral meetings, with Afghanistan’s key neighbors, namely Pakistan and Iran. Ministers of Foreign Affairs of Türkiye, Afghanistan and Pakistan met in Istanbul on April 23, 2021, followed by the Trilateral Meeting between the Foreign Ministers of Türkiye, Afghanistan and Iran in Antalya on June 20, 2021 at the margins of Antalya Diplomacy Forum.

Türkiye, along with Qatar and the United Nations, had planned to co-convene a high-level conference in Istanbul from April 24 to May 4, 2021, with the participation of the representatives of the Islamic Republic of Afghanistan and the Taliban, with the aim of giving momentum to the ongoing Afghanistan peace negotiations for ending violence, and to help achieving an inclusive negotiated settlement leading to lasting peace in Afghanistan. Nonetheless, in view of the developments and after extensive consultations with the parties, it was agreed to hold off the preparations for the conference.

After the Taliban entered Kabul and seized de facto control of Afghanistan on August 15, 2021, Türkiye has played a key role in facilitating access to Kabul International Airport for evacuation of many foreign people thanks to her continued engagement with the Taliban.

Türkiye has been the only NATO member country which has kept its Embassy open after the Taliban took control in Afghanistan.

As the Afghan people face a devastating humanitarian and economic crisis following the Taliban takeover in August 2021, Türkiye has been supporting efforts to mitigate this humanitarian crisis in Afghanistan both on a bilateral level and through the UN and other international organizations.

Turkish aid agencies and NGO’s have continued to provide essential assistance, including urgent food relief, to Afghan people after August 2021.

Türkiye also contributed U.S.$3 million to the UNDP-led Afghanistan Special Trust Fund in December 2021 and supported the establishment of the Afghanistan Humanitarian Trust Fund under the aegis of the Islamic Development Bank, during the 17th Extraordinary Session of the OIC Council of Foreign Ministers, held in Islamabad on December 19, 2021.

Asia

In view of the growing economic and political significance of Asia, Türkiye has adopted reinvigorated policies for a more dynamic relationship with the region under the “Asia Anew Initiative” The main elements of the policy include fostering economic and trade relations, enhancing political dialogue, establishing necessary legal frameworks, and strengthening cultural ties both at bilateral and regional levels.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and the Republic of Korea remain strong. Since 2010, Türkiye has successfully developed its relations with China, Japan, Indonesia, Korea, Malaysia and Singapore.

Türkiye’s economic relations with the Asia-Pacific region followed global trends towards increased trade and investment with the countries in the region. The total trade between Türkiye and the East Asian countries (China, Japan, and Korea) was U.S.$49.3 billion in 2021. Trade volume with ten ASEAN members was around U.S.$11.2 billion in 2021.

The Türkiye-Malaysia FTA came into force in August 2015 and is the first FTA with an ASEAN member. Türkiye-Singapore FTA was signed in November 2015 and entered into force in October 2017. As of 2020, Türkiye’s negotiations for signing a Comprehensive Economic Partnership Agreement with Indonesia, an Economic Partnership Agreement with Japan, and a Free Trade Agreement with Thailand are underway.

Türkiye’s Dialogue Partnership with the Shanghai Cooperation Organization in June 2012, Sectoral Dialogue Partnership with ASEAN in August 2017 and its participation in the Pacific Islands Forum as a Forum Dialogue Partner since 2014 are examples of its opening to the Asia-Pacific region.

Türkiye regards ASEAN as the key organization in Southeast Asia and continues to develop new partnerships with all its members. The Turkish Embassy in Jakarta is currently accredited to ASEAN. With the opening of the Turkish Embassy in Vientiane in December 2017, Türkiye is now represented in all ASEAN capitals. Türkiye will continue its engagement with the ASEAN Economic Community in various sectors. Türkiye’s Sectoral Dialogue Partnership (SDP) with ASEAN, approved in August 2017, will lead to a stronger dialogue and sectoral cooperation. The SDP with ASEAN includes several sectors: e-commerce, tourism and transportation, public-private partnership, minerals, mines, research and development, small and medium enterprises, natural disaster management, food security, energy security, human resources, construction and health. The first ASEAN-Türkiye Joint Sectoral Cooperation Committee meeting was held in Jakarta on May 30, 2018. The first ASEAN-Türkiye Trilateral Ministerial Meeting was held from July 31, 2018 to August 3, 2018 in Singapore, within the margins of the 51st ASEAN Foreign Ministers’ Meeting (“AMM”). The Second ASEAN-Türkiye Trilateral Ministerial Meeting was held from July 31 through -August 1, 2019 in Bangkok, within the margins of the 52nd AMM. The Third ASEAN-Türkiye Trilateral Ministerial Meeting was held on August 19, 2021 via videoconference.

Türkiye’s involvement in development aid in the Asia-Pacific region is relatively new. In addition to TİKA’s activities over the past decade, Turkish Red Crescent also opened an office in Yangon in June 2019.

Turkish Airlines flies to all major capitals in the Asia-Pacific region and expanded its flight network in the region by adding Cebu, Turkistan, Aktau, Samarkand, Bukhara, Ferghana, Urgench, Phuket, Tokyo-Haneda, Xi’an and Denpasar to its existing destinations. The number of tourist arrivals to Türkiye from the Asia-Pacific countries reached 214,187 people in 2021.

China

Türkiye-China bilateral relations have developed in recent years on the basis of mutual respect and cooperation. The year 2021 marked the 50th anniversary of the establishment of diplomatic relations between the two countries. Over the years, a number of consultation mechanisms have been established at different levels with China.

In 2019, President Erdoğan met President Xi on the sidelines of the CICA Summit in Dushanbe, and paid an official visit to China on 2 July 2019. State Councilor and Foreign Minister of the People’s Republic of China Wang Yi paid a visit to Türkiye on 25 March 2021 as part of a regional tour.

China is Türkiye’s 2nd largest trade partner. In 2021, total trade volume was U.S.$35.9 billion (exports to China: U.S.$3.66 billion, imports from China: U.S.$32.24 billion.) Chinese investments in Türkiye are approximately U.S.$2 billion in total.

Türkiye closely follows the human rights situation in the Xinjiang Uyghur Autonomous Region. It expresses its views and expectations on the matter with the Chinese authorities as well as at multilateral platforms. The fundamental rights, religious freedoms and cultural identities of the Uyghur Turks and other Muslim minorities must be respected and guaranteed by the Chinese authorities. Türkiye expects increased transparency on the situation in the region.

Middle Corridor/Silk Road/Belt and Road

Türkiye signed the Memorandum of Understanding on Aligning the Silk Road and the 21st Century Maritime Silk Road and the Middle Corridor Initiative between the Government of the Republic of Türkiye and the Government of the People’s Republic of China on November 14, 2015, in Antalya, during the G-20 Summit.

The Trans-Caspian East-West Middle Corridor Initiative provides an additional and complementary multi-pillar connectivity route between China and Europe. Crossing Turkmenistan, Kazakhstan, the Caspian Sea, Azerbaijan, Georgia, and Türkiye, the Middle Corridor proposes an uninterrupted connection perspective to reach Europe.

Two tubes crossing the Istanbul Strait have already been built and links Europe and Asia. The third tube link, 3 Level Tunnel, is at the project stage. The inauguration ceremony of Istanbul Airport was held on October, 29 2018. The 1915 Çanakkale Bridge was inaugurated on March 18, 2022. The Baku-Tbilisi-Kars railway project (operational since October 30, 2017) has created an uninterrupted railway line between Beijing and London through the Caspian Sea and the Istanbul Strait. The large-scale transport projects, both completed and ongoing, will be part of an intermodal transport linkage between Europe and Asia.

First cargo train from Türkiye to China departed Istanbul on December 4, loaded with white goods, passed through the Middle Corridor/Belt and Road, and reached Xi’an on December 23, 2020.

Türkiye was represented by a delegation led by President Erdoğan at the Belt and Road Forum (“BRF”) For International Cooperation held in Beijing from May 14-15, 2017. The Second BRF was attended by the then Minister of Transport and Infrastructure, Mehmet Cahit Turhan on April 25-27, 2019.

Türkiye believes that the alignment of the Middle Corridor Initiative and the Belt and Road Initiative will contribute to regional development, prosperity, and stability, as well as cultural exchange, enhancing people-to-people contacts between Türkiye and the countries along the route. It will also provide new employment opportunities and energy security. Thus, Türkiye supports investment projects in the fields of transportation, logistics, infrastructure development, energy, and trade that would contribute to the realization of the “Modern Silk Road”.

Africa

Relations with Africa are one of the key focuses of Turkish foreign policy. In recent years, Türkiye’s relations with the region have been transformed into a comprehensive and mutually reinforced political-economic partnership. Türkiye envisions to develop an institutionalized and sustainable framework with Africa at both bilateral and multilateral levels.

Türkiye was declared a strategic partner by the African Union in January 2008. As a strategic partner, three Summits at the level of Heads of State and Government were organized with the African Union in the most recent of which took place in Istanbul in 2021. The Implementation Plan for Türkiye-Africa Partnership for 2014-2019, which was adopted at the second Summit, was updated and strengthened at the Second Türkiye-Africa Partnership Ministerial Review Conference held on February 11-12, 2018, in Istanbul. The Third Summit, convened on December 16-18, 2021 provided a special opportunity to show the determination of the Parties to further develop relations under the guidance of the Summit Declaration and Joint Action Plan 2022-2026Türkiye

Türkiye pursues a multilayered policy in Africa, aimed at establishing close political relations by further intensifying bilateral high level visits and promoting reinforced cooperation with African nations, assisting African countries to overcome economic difficulties through trade, investment, humanitarian assistance, diplomacy in the settlement of conflicts and disputes when requested, supporting progress in the areas of democracy and good governance, supporting international and regional organizations in their efforts towards peace and stability, and participating in peacekeeping missions on the Continent.

There are 44 Turkish Embassies in Africa. Currently, 38 African countries have Embassies in Ankara. Türkiye is planning to open 6 more Embassies in Africa in the near future. President Erdoğan, during his Presidency and in his previous tenure as Prime Minister, has paid official visits to 31 African countries thus far.

On September 30, 2017, Türkiye opened its biggest overseas military training center in Mogadishu.

Türkiye’s trade volume with Sub-Saharan Africa shows a steady increase, amounting toU.S.$7.2 billion in 2017 U.S.$7.4 billion in 2018, U.S.$9.2 billion in 2019, U.S.$9.8 billion in 2020 and U.S.$11.65 billion in 2021. Overall trade volume with the African Continent as a whole almost doubled within the last five years, amounting to U.S.$18.9 billion in 2017, U.S.$21.5 billion in 2018, U.S.$26.2billion in 2019,U.S.$25.3 billion in 2020 and U.S.$34.53 billion in 2021.

By the end of 2021Türkiye has signed Trade and Economic Cooperation Agreements with 48 African countries, Reciprocal Promotion and Protection of Investment Agreements with 32 African countries, and Elimination of Double Taxation Agreements with 17 African countries. Türkiye has also held Joint Economic Commission meetings with 44 countries from Africa. The Foreign Economic Relations Board of Türkiye has established Business Councils with 45 African countries.

The value of Turkish direct investment in Sub-Saharan African countries is also steadily increasing. As of July 2021, the estimated total value of Turkish direct investments in Africa is more than U.S.$6 billion.

The share of African countries in the overall international business volume of Turkish contractors is 21%. As of December 2022, Turkish contractors have undertaken over 1,600 projects worth more than U.S.$77 billion. In Sub-Saharan Africa, Turkish contractors have invested in large-scale projects, such as highways and railways (in Ethiopia, Tanzania, Senegal and Somalia), bridges and sewage systems (in Sudan), airports (in Ghana, Senegal, Niger, Sierra Leone and Somalia), ports (in Somalia and Guinea), water management systems (in Ghana), conference centers (in Equatorial Guinea, Senegal, Rwanda and Congo), mining activities (in Angola and Liberia), electricity generation (in Sierra Leone and the Gambia), shopping centers (in Equatorial Guinea), hotel constructions (in Benin, Niger, Senegal, Congo, Mali, Somalia and Guinea) and stadiums (in Cameroon, Comoros and Senegal). There are also various other projects in the pipeline that are currently under review.

Turkish Airlines has become a major international airline connecting the continent to the world with flights from Istanbul to 61 destinations in 40 African countries by the end of 2021.Recently, Turkish Airlines has expanded its flight network, adding Luanda, Angola to its existing destinations.

Türkiye, under various cooperation mechanisms, has been trying to share its experience in the fields of agriculture, health, education, energy, tourism and environment, as well as supporting small and medium size enterprises.

In collaboration with the African Union, Türkiye hosted the first Türkiye-Africa Economy and Business Forum in 2016 with high level participation of 46 African countries and regional organizations. The second Forum was held on October 10-11, 2018 the Third Türkiye-Africa Economy and Business Forum on October 21 -22, 2021 in Türkiye.

Türkiye also hosted the first Türkiye-Africa Agriculture Ministers Meeting and Agribusiness Forum on April 27-28, 2017 in Antalya in cooperation with the African Union. Türkiye also hosted the first International Africa Health Congress on July 20-21, 2017. The first Türkiye-Africa Education Ministers Conference was also held in Istanbul on October 19-21, 2017.

TIKA, with its 22 program coordination offices across the Continent, is the key government agency carrying out humanitarian and development assistance in most African countries. Türkiye has substantially increased its official development assistance to Africa. Turkish official development assistance to Sub-Saharan Africa reached U.S.$478.22 million in 2019. In Somalia alone, Türkiye has spent more than U.S.$1 billion from the national budget to provide humanitarian and development assistance.

As a way of enhancing cooperation in education, Türkiye has been providing scholarships to more than 15,000 African students since 1992.

Latin America and the Caribbean

Türkiye has been pursuing an outreach policy towards Latin America and the Caribbean (“LAC”) region since 1998 to expand the network of its cooperation at the bilateral and regional levels. In this framework, mutual high-level visits between Türkiye and the countries of the region have gained momentum. President Erdoğan visited Paraguay and Venezuela from December 2-3, 2018. These were the first presidential visits from Türkiye to Paraguay and Venezuela.

Türkiye has 17 Embassies in the LAC region. Türkiye opened embassies in La Paz, Port of Spain, Asuncion in 2018 and in Montevideo in 2021. Türkiye is also planning to further expand its diplomatic network in LAC by opening an Embassy in San Salvador. Latin American countries also increased their representation in Türkiye. Currently LAC countries have 16 Embassies in Ankara. Moreover, TIKA has Coordination Offices in Mexico City and Bogota and Anadolu Agency opened its Latin America regional office in Bogota in 2017. Through such enhanced representation, Türkiye is better equipped to further its relations and cooperation in the region.

Turkish Airlines has expanded its flight network in Latin America, adding Mexico City and Cancun to its existing destinations of Buenos Aires, Sao Paulo, Bogota, Panama City, Havana, and Caracas in 2019, which also contributes to strengthening the relations in the fields of tourism, culture, economy and trade.

Türkiye’s economic and commercial relations with the region increased in recent years. Trade volume between Türkiye and the LAC region amounted to U.S.$9.2 billion (export U.S.$2.4 billion, import U.S.$6.8 billion) in 2017, U.S.$11.7 billion (export U.S.$3.2 billion, import U.S.$8.5 billion) in 2018, U.S.$9.4 billion (export U.S.$3.4 billion, import U.S.$6 billion) in 2019, U.S.$10.4 billion (export U.S.$3 billion, import U.S.$7 billion) in 2020 and U.S.$14.9 billion (export U.S.$6 billion, import U.S.$8.9 billion) in 2021. Chile became the first country in the region with which Türkiye has a Free Trade Agreement. Türkiye is currently negotiating similar agreements with Mexico, Colombia, Peru, and Ecuador.

While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Türkiye has also sought to strengthen its cooperation with regional organizations. Türkiye enjoys permanent observer status in the Organization of American States, the Association of Caribbean States, the Pacific Alliance, the Central American Integration System and the Andean Parliament. In addition, Türkiye became a member of the UN Economic Commission for Latin America and the Caribbean in 2017. Furthermore, Türkiye established a Cooperation and Consultation Mechanism with the Caribbean Community, a Political Dialogue and Cooperation Mechanism with MERCOSUR, and a Consultation Mechanism with the Community of Latin American and Caribbean States Quartet.

ECONOMY

After the 1980s, significant progress was made in Türkiye towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, capital account was entirely liberalized in 1989. In addition, a Customs Union covering Türkiye’s industrial product and the last stage of the association agreement between Türkiye and the European community both began in 1996. Public sector share in production decreased via privatization, which amounted to U.S.$61.6 billion for 2003-2018. Furthermore, the regulatory role of government increased and improved in liberalized sectors, particularly for sectors such as banking, energy, and telecommunication. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Türkiye resulted in a strong performance in terms of productivity, investments and employment in the Turkish economy in the last decade. Following these reforms and political stability, a rather strong economic performance was experienced with maintained stability, since 2002.

Türkiye’s real GDP annual growth rate averaged 4.8% during the period from 2017 to 2021. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Türkiye’s long-term gross external debt levels decreased in absolute terms from U.S.$340.9 billion in 2017 to approximately U.S.$320.8 billion in 2021. See “Debt-External Debt and Debt Management” for details.

In 2021, growth was mainly driven by increases in both domestic demand and external demand in a balanced manner. There are several reasons that Türkiye faced robust economic growth. The carry-over effect which started in 2020 and continued in 2021. COVID-19 vaccinations, which the Republic began administering in 2021, resulted in low fatality rates from COVID-19 and enabled the removal of most restrictions by the middle of 2021. The loosening of Türkiye’s monetary policy stance in the fourth quarter of 2021 led households to bring their consumption forward to the last quarter of the year. Besides the foregoing, there was also a strong base effect in the first half of 2021. Therefore, the economy successfully maintained its strong growth momentum. The unemployment rate fell to 12% in 2021. The inflation rate increased in 2021 as well due primarily to rising global commodity prices and interest rate cuts in the last quarter of the year. The current account deficit has improved in 2021, largely due to revived foreign demand in the post-Covid period. Additionally, it has been observed that there has been significant decline in gold imports and rise in travel revenues.

ECONOMIC STIMULUS EFFORTS

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL 1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The investment incentives program was renewed in 2012 with Decree No 2012/3305 and is still being implemented.

The main objective of the Business and Investment Climate section of the 11th Development Plan (2019-2023) is to improve the competitive environment in the markets by ensuring transparency, stability, reliability and predictability in business and investment climate reforms and public policies and regulations, to strengthen the production structure by instituting effective incentive programs, and to make Türkiye a regional manufacturing hub by increasing foreign direct investments that will foster technological transformation in the economy. This section has policies and measures that are collected under 3 subtitles, namely: Enhancing Bureaucratic and Legal Predictability, Effective Use of Incentives and Supports and Increasing Foreign Direct Investments. The plan targets (i) ranking among the top 30 countries in the Ease of Doing Business Index, (ii) increasing Türkiye’s share in global FDI to 1.5% and increasing the ratio of Planned Industrial Areas (IZ, OIZ, SIZ) to total surface area of country to 0.20%. Türkiye’s ranking was 43th in the Doing Business 2019 report and increased to 33th in the Doing Business 2020 report. In 2018, Türkiye’s share in global FDI was 1% and the ratio of Planned Industrial Areas (IZ, OIZ, SIZ) to the total surface area of country was 0.15%.

On July 4, 2016, the Government announced measures designed to boost economic activity. Among other things, these new measures simplify stamp tax regulation, provide tax exemption for international firms, and ease access to loans for Turkish companies.

On December 8, 2016, the Government revealed extraordinary measures to revive Türkiye’s economy. According to these measures, the Government would establish a loan volume of TL 250 billion (U.S.$73 billion) with the Credit Guarantee Fund and would also give additional support to projects investing in the manufacturing industry in an effort to encourage and increase private sector investments in 2017. Additionally, value added tax (“VAT”) for construction investments would be refunded for 2017. The Government also announced that social security premiums in the first quarter of 2017 would be postponed for nine months without interest. On February 3, 2017, the Government removed special consumption taxes on a number of electronic home appliances, cut VAT on furniture, and extended VAT cuts on property acquisitions, in a bid to support domestic demand. On April 29, 2017, the Government extended tax cuts on home appliances and furniture for a further five-month period in a bid to stir sluggish consumer demand.

On January 22, 2018, the Government announced an extension to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s Fund scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards export companies. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Credit Guarantee Fund introduced a new loan guarantee package of TL 35 billion. This package is allocated for use by enterprises with export operations and foreign exchange earning activities, together with use in business financing. On October 11, 2018, the Government announced that creditors will be able to restructure loans more than once and change the maturity of loans for credits pledged by the Credit Guarantee Fund, provided that after the opening date of the loans, their maturity will not exceed 96 months for business loans and 156 months for investment loans. The restructuring is expected to be implemented in a way that will not impose any additional burden on the Ministry of Treasury and Finance. In order to support SMEs, in early 2019, two Credit Guarantee Fund schemes, total of TL 50 billion, have been announced. The first scheme provided 80,269 SMEs with about TL 25 billion in two months, January-February 2019. The second scheme has been initiated in March 2019.

On April 9, 2018, a new set of economic incentives worth TL 135 billion (U.S.$33 billion) was announced to support 23 projects by 19 Turkish firms. The new incentives system aims to help manufacture high and medium scale value-added products, narrow the current account deficit and increase the share of value-added products in exports. It is estimated that these incentives will add 169,000 jobs to the Turkish economy.

As of October 31, 2018, SCT and VAT reductions covering automotive, white goods, furniture and housing were implemented until the end of the year in order to support the collective inflation reduction program, to balance the economy and to support employment.

In 2019, SCT and VAT reductions for automotive, furniture and white goods were extended to June 2019. For housing, reductions for VAT and title deed fees were extended to December 31, 2019. Additionally, to combat the adverse effects of inflation on consumers, the Republic established temporary foodstuff sale spots which offered subsidized prices to consumers. The Republic announced the Economy Value Credit Package, in the amount of TL 25 billion, which is aimed at mitigating the financial burden on SMEs. The Republic also announced the IVME (Advanced, Efficient, National Industry) Package in the amount of TL 30 billion, which is aimed at supporting investments in the agriculture, intermediate goods’, raw material and machinery production sectors.

With the decision published in the Official Gazette, some regulations have been amended to grant Turkish citizenship to foreigners. According to the new regulations, a fixed amount of capital provided for Türkiye to qualify for citizenship was reduced from U.S.$2 million U.S.$500 thousand. In addition, the minimum immovable property required to acquire citizenship was reduced from U.S.$1 million to U.S.$250 thousand.

In 2020, in order to mitigate the devastating effects of the COVID-19 pandemic, a comprehensive series of measures were implemented under a program named the “Economic Stability Shield”, including short-time working allowance, layoff bans, supports for SME’s which were forced to shut down due to lockdowns and/or were facing revenue losses due to the pandemic, extraordinary interest rate cuts on consumer loans, tax cancellations, etc. As of April 2021, the total amount of support from the Economic Stability Shield has exceeded TL 60 billion.

In 2021, support provided to firms and households continued to ensure that the economy continued to function properly in the face of COVID-19. Short-time working payments, tax rate cuts in some sectors, postponement of Social Security Institution premium payments and grant supports to businesses and SME’s were the main tools used for the advancement and preservation of the economy. According to the decision published in the Official Gazette, grants of 3,000 TL and 5,000 TL were given to tradesmen and craftsmen who were income taxpayers and real traders, as determined by the Ministry of Commerce. Moreover, there have still been credit rate cuts and financing supports to maintain consumption and investment. At the end of the third quarter, the Republic began to implement expansionary monetary policy through a series of policy interest rate cuts. Since this policy stance led to increases in inflation and exchange rates, the Government introduced a new financial instrument in December 2021 called as “Exchange Rate-Protected Deposit Accounts” in order to prevent the economy from negative effects of rising exchange rate.

GROSS DOMESTIC PRODUCT

Table 2

	2017	2018	2019	2020	2021
Real GDP (millions of TL)	1,705,666	1,756,493	1,772,118	1,803,902	2,002,082
Nominal GDP (millions of TL)	3,133,704	3,758,773	4,317,786	5,046,883	7,209,040
Turkish Lira/US dollar (annual average)	3.648	4.813	5.671	7.009	8.885
Nominal GDP (millions of U.S. Dollars)	859,055	797,124	760,778	716,902	802,678
Population (mid-year, in thousands)	80,313	81,407	82,579	83,385	84,147
Per capita GDP (at current prices, in U.S. Dollars)	10,696	9,793	9,208	8,597	9,539

Source: TURKSTAT

In 2017, the Turkish economy recovered rapidly thanks to certain measures including implementation of the Credit Guarantee Fund and tax cuts in certain sectors. GDP increased by 7.5%, mainly driven by domestic demand, while net exports’ contribution was minimal. Total consumption expenditures grew by 5.8%, while the increase in total investment expenditures was 8.3%. On the production side, through base effect, agricultural sector grew by 4.9%. The industrial sector and the services sector recorded high growth rates, at 9.3% and 7.8%, respectively. The agriculture, industrial sector, and services sectors accounted for 6%, 20.6% and 62% of GDP, respectively.

In 2018, economic activity has declined remarkably due to sharp depreciation of Turkish Lira as of the second half of the year. In this period, domestic demand shrank and growth in industrial production harshly deteriorated. GDP increased by only 3%, mainly driven by net exports thanks to the weak Turkish Lira. Total consumption expenditures grew by 1.6%, while total investment expenditures decreased by 0.3%. On the production side, the agricultural sector grew by 2.1%. The industrial sector and the services sector recorded modest growth rates, at 1.3% and 4.1%, respectively. The agriculture sector, industrial sector, and services sectors accounted for 5.8%, 22.3% and 61.6% of GDP, respectively.

In 2019, the decline in economic activity continued, albeit at a declining rate. GDP growth rate was 0.9% over the period. In the first half, the contraction in GDP continued, then it turned to positive rates as of third quarter. In this year, due to the weakness in Turkish Lira, net exports continued to contribute to GDP growth rate, while domestic demand remained subdued. Total consumption expenditures increased by 2.1% while total investment expenditures declined by 12.4%, which was the sharpest fall since the global financial crisis period. On the production side, the agricultural sector grew by 3.7%. The industrial sector shrank by 1% while services sector recorded a weak growth rate of 1.4%. The agriculture, industrial, and services sectors accounted for 6.4%, 21.8% and 61.9% of GDP, respectively.

In 2020, the COVID-19 pandemic severely impacted the Turkish economy, as it did many other countries. However, thanks to effective measures against the spread of the disease and support programs for households and firms, Türkiye was among the few countries that recorded economic growth in 2020. In this period, the Turkish economy grew by 1.8%. Since the first Covid-19 case was observed in mid-March, the primary detrimental effects of the pandemic were seen during the second quarter of 2020. In the second half of the year GDP growth was robust thanks to industrial production, while growth in the services sector was weak due to the restrictions that mainly hit accommodation-food services and transportation. In 2020, the ongoing depreciation of the Turkish Lira carried on to affect net exports negatively while domestic demand uplifted GDP growth. Total consumption expenditures increased by 3% while total investment expenditures rose by 6.5%, which was the first such increase in two years. On the production side, the agricultural sector grew by 4.8%, while the industrial sector and the services sector recorded relatively weak growth rates, at 2% and 0%, respectively. The agriculture, industrial, and services sectors accounted for 6.6%, 22.4% and 60% of GDP, respectively.

In 2021, Turkish economy experienced robust economic growth as vaccination process accelerated and most COVID-19 restrictions were lifted by the middle of the year. GDP increased by 11%, the strongest rate of year-over-year growth within the last ten years, primarily in the industrial and services sectors on the production side. These sectors grew by 16.6% and 12.6%, respectively, in 2021. Thanks in part to the removal of COVID-19-related restrictions and the gradual normalization process, the services sector contributed more in the second half of the year than it did in the first half. The services sector contributed 7.8% of GDP growth in 2021, and the industrial sector contributed 3.3%. Both strong foreign and domestic demand supported the industrial sectors’ performance. On the other hand, the agricultural sector shrank by 2.2% due to the adverse outlook for crop production. On the expenditure side, private consumption contributed 9% to growth, while public consumption’s contribution was relatively limited. Private consumption grew by 12.6% in 2021, based in part on loose monetary policy practices and interest rate cuts applied at the end of the third quarter which caused high inflationary expectations of consumers.

Table 3

Gross Domestic Product

Years	GDP at Current prices (in millions of Turkish Lira)	Percentage change from prior year (%)	GDP at Current prices (in millions of U.S. Dollars)	Percentage change from prior year (%)	Real GDP (in millions of Turkish Lira, Chained Volume)	Percentage change from prior year (%)
2017	3,133,704	19.3	859,055	-1.2	1,705,666	7.5
2018	3,758,773	19.9	797,124	-7.2	1,756,493	3.0
2019	4,317,786	14.9	760,778	-4.6	1,772,118	0.9
2020	5,046,883	16.9	716,902	-5.8	1,803,902	1.8
2021	7,209,040	42.8	802,678	12.0	2,002,082	11.0

Source: TURKSTAT

The following table presents the composition of GDP at current prices for the periods indicated:

Table 4

Composition of GDP by Sectors (%)	2017	2018	2019	2020	2021
Agriculture	6.0	5.8	6.4	6.7	5.6
Industry	20.6	22.3	21.8	22.8	26.0
Manufacturing	17.6	19.0	18.3	19.1	22.0
Services
Construction	8.5	7.1	5.4	5.2	5.1
Trade, Transport, Accommodation	22.7	23.8	24.4	22.3	24.6
Information and Communication Technologies	2.5	2.5	2.6	2.7	2.7
Financial Services	3.2	3.0	3.1	3.7	2.8
Real Estate	7.1	6.7	6.5	6.3	5.0
Professional, Administrative and Supportive Services	5.4	5.2	5.3	4.8	4.8
Taxes-Subsidies	11.3	10.4	10.0	11.1	10.5
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table presents real growth in output for GDP for the periods indicated:

Table 5

Real growth in output for GDP (% change)	2017	2018	2019	2020	2021
Agriculture	4.9	2.1	3.3	5.9	-2.2
Industry	9.3	1.4	-0.9	3.1	16.6
Manufacturing	9.3	1.2	-2.4	3.2	17.2
Services
Construction	9.4	-1.9	-8.6	-5.5	-0.9
Trade, Transport, Accommodation	11.0	5.3	1.4	-5.9	21.1

Real growth in output for GDP (% change)	2017	2018	2019	2020	2021
Information and Communication Technologies	13.3	6.2	5.1	14.4	20.2
Financial Services	3.1	1.0	5.1	23.4	-9.0
Real Estate	2.2	2.9	1.9	2.8	3.5
Professional, Administrative and Supportive Services	10.4	-1.6	-0.9	-5.3	17.3
Taxes-Subsidies	4.2	0.3	0.3	10.4	0.9
GDP Total	7.5	3.0	0.9	1.8	11.0

Source: TURKSTAT

PRINCIPAL INDUSTRIES

Türkiye has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

The manufacturing sector has undergone an important transformation after 2001. As a result of restructuring in the economy, investment rates increased significantly and the share of low technology sectors in production decreased whereas the share of medium-high technology sectors in production increased.

In 2017, industrial production and value added recovered rapidly thanks to proactive measures taken by the Government, grew by 9.1% and 9.2% respectively. Further, the capacity utilization rate was 78.5%, which is the highest level of last 9 years.

In 2018, industrial production declined to modest levels due to notable depreciation in the Turkish Lira, and a resultant decline in domestic demand. The industrial production index grew by 1.1% in 2018 while value added grew by only 1.3%. The capacity utilization rate was 76.8% in 2018.

In 2019, the contraction in the industrial production continued through the first half of the year. Industrial production began to recover as of the third quarter. As a result, the industrial production shrank 0.6% throughout the year. Industrial value added grew by only 0.2% while the capacity utilization rate declined to 75.9%.

In 2020, in spite of the COVID-19 pandemic, industrial production recorded growth over the period. After a significant collapse in the second quarter, industrial production began to recover rapidly as of the third quarter. As a result, industrial production grew 2.2% over the course of the year. Industrial value added grew by 2% while the capacity utilization rate declined to 71.9%.

In 2021, in large part due to a 42.8% growth performance in the second quarter, industrial production grew 16.5% over the course of the year. This performance is one of the most significant annual increases in recent years. Capacity utilization rate was 76.6%.

The following table presents industrial output value for products for the periods indicated:

Table 6

	Annual (in thousands of tons)					Percentage Change (%)
	2017	2018	2019	2020	2021	17/16	18/17	19/18	20/19	21/20
Hard Coal	604	614	857	800	1.398	9.7	1.8	39.6	-6.7	74.7
Lignite	8,887	7,875	12,533	10,368	15,891	29.6	-11.4	59.2	-17.3	53.3
Natural Gas	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Iron Ores	1,743	2,527	4,137	5,449	13,013	48.4	45.0	63.7	31.7	138.8
Lead, Zink, Tin Ores	1,247	2,855	2,091	2,099	4,249	69.8	129.0	-26.8	0.4	10.5
Other Non-Iron Metal Ores	2,250	3,414	4,301	2,240	4,747	122.7	51.7	26.0	-47.9	111.9
Marble and Building Stones	4,107	4,681	5,057	5,422	8.538	44.4	14.0	8.0	7.2	57.5
Limestone and Gypsum	945	859	670	1.217	1,942	22.1	-9.2	-22.0	81.7	59.5
Granules and Pebble Stones	3,830	4,258	3,311	4,452	5,933	15.7	11.2	-22.2	34.5	33.3
Other Minerals	36	50	3,766	5,051	8,504	50.5	37.8	7478.9	34.1	68.3

	Annual (in thousands of tons)					Percentage Change (%)
	2017	2018	2019	2020	2021	17/16**	18/17**	19/18**	20/19**	21/20**
Meat of Bovine Animals (Fresh or Cooled)	5,675	8,565	5,451	5,088	8.167	20.0	50.9	-36.4	-6.7	60.5
Poultry (Fresh or Cooled)	11,871	13,358	8,420	7,956	16.505	28.1	12.5	-37.0	-5.5	107.5
Cigarette	n/a	8,088	9,164	8,850	n/a	n/a	n/a	13.3	-3.4	n/a
Cotton Yarn	13,912	20,048	2,303	2,851	5.622	32.3	44,1	-88.5	23.8	97.2
Woven Fabrics of Cotton	n/a	n/a	18,199	19,763	35.048	n/a	n/a	n/a	8.6	77.3
Aluminum (unwrought)	2,840	4,652	3,956	4,407	11.647	55.9	63.8	-15.0	11.4	164.3
Tractor (37 kw < engine power < 59 kw)	n/a	n/a	461	602	n/a	n/a	n/a	n/a	30.7	n/a
Automobile (1500 cm3 cylinder volume 3000 cm3	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Tankers	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Source: TURKSTAT

ENERGY

Geographically, Türkiye is in close proximity to 72% of the world’s energy resources and forms a natural energy center between source exporting countries and energy consumer markets.

Türkiye imported 75.7% of its total energy consumption in 2017, 72.4% in 2018, 68.9% in 2019 and 70.1% in 2020.

Türkiye imported 31.4 million metric tons of crude oil in 2021, 29.4 million metric tons of crude oil in 2020, 31.1 million metric tons of crude oil in 2019, 20.97 million metric tons of crude oil in 2018 and 25.8 million metric tons of crude oil in 2017, marking a 21.7% increase measured over the last five years. Türkiye imported 58.7 billion cubic meters (“bcm”) of natural gas in 2021, 48.1 bcm of natural gas in 2020, 45.2 bcm in 2019, 50.3 bcm in 2018 and 55.2 bcm in 2017, marking a 6.3% increase measured over the last five years. Türkiye imported 25.4 million metric tons of oil equivalent (“mtoe”) in coal in 2020, 24.3 mtoe in coal in 2019, 24.5 mtoe in coal in 2018 and 24.9 mtoe in coal in 2017.

The following table presents Türkiye’s oil imports by source country for the years indicated:

Table 7

Oil Imports (million tons)	2017		2018		2019		2020		2021
Angola	0.0		0.0		0.1		0.0		0.0
Azerbaijan	—		0.0	*	0.4		0.2		0.0
Iraq	7.1		6.5		9.5		11.8		0.5
Iran	11.5		6.6		2.1		0.0		13.3
Italy	0.1		0.0	*	0.0		0.0		0.0
Canada	0.0	*	0.0		0.0		0.0		0.2
Kazakhstan	0.5		1.2		3.2		3.3		0.0
Colombia	0.3		0.0	*	0.0	*	0.0		4.5
Kuwait	1.7		1.3		0.0	*	0.0		0.0
Libya	0.2		0.2		1.1		0.0	*	0.0
Egypt	0.2		0.0		0.0		0.2		2.0
Nigeria	0.1		0.5		1.8		2.5		0.1
Norway	0.0		0.0		2.8		1.7		1.1
Russia	2.1		1.9		10.4		3.3		1.7
Saudi Arabia	1.8		1.8		1.9		3.2		5.4
Tunisia	0.0		0,0		0.1		0.2		1.7
Turkmenistan	0.0		0.5		0.9		0.7		0.2

Oil Imports (million tons)	2017	2018	2019	2020	2021
Angola	0.0	0.0	0.1	0.0	0.0
Greece	0.1	0.0	0.0	0.1	0.7
					0.1
Total Crude Oil Imports	25.8	20.2	31.1	29.4	31.4
Total Crude Oil and Petroleum Products Imports	42.7	38.0	44.8	40.5	44.3

*	less than 100,000 tons

Source: Energy Market Regulatory Authority

In 2017, Türkiye announced the National Energy and Mining Strategy, which entails three pillars: ensuring energy supply security, localization (i.e. increasing use of indigenous resources) and ensuring predictable market conditions.

To ensure energy supply security, Türkiye is enhancing the natural gas infrastructure through investments in new pipeline projects, floating storage regasification units (“FSRU”), liquefied natural gas, and storage facilities. Türkiye’s first and second FSRUs became operational in 2017 and February 2018, respectively. A new FSRU vessel named “Ertugrul Gazi”, which is owned by BOTAŞ and is registered to the Turkish International Ship Registry became operational on June 2021. The first gas delivery from TANAP to Türkiye occurred in June 2018, which also contributes to Türkiye’s diversification efforts, ensuring the security of Türkiye’s energy supply, and the first gas delivery via TANAP to Europe occurred in 2020.

The initial capacity of the TANAP line to be delivered to Türkiye is 6 bcm, and to be delivered to Europe is 10 bcm. Türkiye has also invested in exploration and drilling activities, and to that end has acquired four drilling ships.

Regarding the goal of localization, Türkiye aims to increase the share of the domestic and renewable energy to two thirds of electricity production by 2023, adding 10 GW each of solar and wind energies to Türkiye’s current –power mix from 2017 to 2027. To this end, an auction for a 1 GW wind energy project and an auction for a 1 GW solar energy project were held in 2017. The lowest bidders proposed 6.99 cents/kWh in the solar auction and 3.48 cents/kWh in the wind energy auction. 1 GW onshore wind tender covering 4 regions (Aydin, Balikesir, Çanakkale and Muğla) was completed in 2019. The lowest bidders proposed 4.56 cents/kWh for Aydin, 3.53 cents/kWh for Balikesir, 3.67 cents/kWh for Çanakkale and 4 cents/kWh for Muğla. The solar Renewable Energy Zone (REZ) tenders were announced in the Official Gazette dated July 3, 2020. The total capacity of tenders is 1 GW for 74 projects in 36 cities and projects installed capacities consist of 10, 15 and 20 MW. The tenders were held in April and June 2021. The lowest proposed bid was TL 18.2 kuruş/kWh for 15 MW in Osmaniye province and the average bid of all tenders was TL 21.52 kuruş/kWh.

The last pillar of Türkiye’s strategy is ensuring predictable market conditions. The liberalization process of Turkish electricity and gas markets dates back to 2001 when electricity and gas markets laws were published in line with EU alignment efforts. In the electricity sector, as of the end of 2021, 83.9 % of the electricity generation comes from the private sector, compared to 72.0% in 2014. The major achievements in the gas sector include the expansion of the distribution system by private distribution companies through auctions held by the Energy Market Regulatory Authority (“EMRA”), the establishment of wholesale companies that sell natural gas to eligible consumers, a gas release process which enables the transfer of certain contracts of the Petroleum Pipeline Corporation of Türkiye (“BOTAŞ”) to new private import companies. In 2015, Energy Exchange Istanbul was established to contribute to the development of the energy market by providing reliable reference price formation for market players. The electricity wholesale market has been operational since 2015 and wholesale gas trading activities started on September 2018. “Power Futures Market” By-law was opened on June 1, 2021 under the operation of Energy Exchange Istanbul (EPİAŞ), the market operator. “Natural Gas Futures Market” entered into force following its publication in the Official Gazette dated March 12, 2021. The implementation and testing of the software for the Natural Gas Futures Market was completed in the third quarter of 2021 and futures products have been trading on available in the organized market since October 1, 2021.

Energy development and power generation were priority areas for public investment. In particular, in the second half of the 1970s, Türkiye embarked on a power and irrigation project (“GAP”) in Southeastern Anatolia. The power and irrigation project in Southeastern Anatolia (“GAP”) region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Türkiye. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. As of December 31, 2017, the installed capacity of GAP hydropower plants in operation was 7,383 MW. In addition, as of December 31, 2017, 47.4% of the total irrigation was completed, 15.2% was under construction, and 37.4% was at the planning and final design level. At the end of 2019, 14 hydroelectric power plants were completed and 91.2% physical realization was achieved in GAP energy investments. With the HEPPs put into operation, an annual electricity generation capacity of 20.6 billion kilowatt-hours has been created in the Region. The total cost of GAP is expected to be U.S.$25.0 billion (excluding expropriation and overhead costs).

Pursuant to the Law No. 7346 amending the Electricity Market Law No. 6446, which was published in the Official Gazette No. 31700 of December 25, 2021, the Ministry of Energy and Natural Resources is obligated to prepare a long-term National Energy Plan in every 5 years. The first National Energy Plan will be published in 2022. This plan will also constitute a base for the net-zero target of Türkiye by 2053. These modeling studies will provide a scientific baseline to analyze the place of all energy sources (renewables, fossil fuels and other alternative fuels) in our primary energy supply and also in power generation.

Türkiye ratified the Paris Agreement on October 6, 2021. By doing so, Türkiye has set a net-zero carbon target by 2053.

Natural Gas

Natural gas has been used extensively for power generation in Türkiye since the late 1980s. Türkiye is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Iran and Azerbaijan and also buys spot liquefied natural gas (“LNG”) from the market in order to maintain a supply-demand balance. Türkiye has very limited domestic gas reserves and national gas production represents less than 1% of the total domestic demand. After the Black Sea natural gas discovery, Türkiye aims to increase domestic production. Consequently, nearly 99% of natural gas demand is satisfied by import. BOTAŞ is the state-owned crude oil and natural gas pipeline operator and gas trader. At present, BOTAŞ has five long-term sale and purchase contracts in effect (four of which are via pipelines and one is in LNG form). In 2021, primary natural gas supply into National Transmission System amounted to 61.77bcm, including the local production. 44.60bcm has been imported via pipeline, 91.34% of which was imported by BOTAŞ, 8.66% of which was imported by the private sector, and 0.39 bcm was produced by producer wholesale companies. By the end of 2021, the breakdown of consumption, which totaled 59.85 bcm, was 34.8% transformation (electricity generation, refineries, etc.) 25.5% industry, 27.9% households, and 8.0% service sector. Distribution is carried out by local distribution companies. As of the end of 2021, 72 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand.

In 2021, Türkiye imported 26.3 bcm of natural gas from the Russian Federation, 9.4bcm of natural gas from Iran and 8.8bcm of natural gas from Azerbaijan. Türkiye also imported 6.0bcm and 1.4 bcm of natural gas in LNG form from Algeria and Nigeria, respectively. On the other hand, in 2021Türkiye also imported spot LNG from the USA, Spain, Qatar, Egypt, Nigeria, and Trinidad and Tobago.

Türkiye’s domestic natural gas transmission system exceeds18,500 km in length. In 2021, as it was in 2020, the number of active Distribution System Operator was 72.

In December 2012, the EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision taken in December 2014 decreasing the eligibility threshold for the household customers to 75,000 cubic meters. In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development provided transparency to supplier switching process and functioning of the market.

The Organized Natural Gas Wholesale Market By-law aims to let the market players trade natural gas anonymously in an organized liberal market operating by continuous trade principles, as well as let the transmission system operator balance the system by entering the Continuous Trade Platform (“CTP”) when needed and was published in the Official Gazette dated March 31, 2017. Market Usage Procedures and Principles, which aim to provide detailed rules about the market, were published in the Official Gazette dated September 23, 2017. Market simulations on the CTP began in April 1, 2018 and the market started operation on September 1, 2018, with transactions posing financial and delivery obligations according to the By-law. The foundation of the Organized Natural Gas Wholesale Market is an important step towards establishing Türkiye as an international gas trade center allowing the trade of gas from different sources. EMRA Board Decision No.9138 (published in the Official Gazette No. 31023 of January 23, 2020) amending the Organized Natural Gas Wholesale Market Operation Procedures and Principles (PUE), launched the physically delivered natural gas weekly products on June 1, 2020. In line with the EMRA Board Decision, EPİAŞ introduced the physically delivered natural gas weekly products to the market on June 1, 2020. The Natural Gas Market Weekly Products offers natural gas market participants up to 7 days of delivery options and flexible imbalance management. Natural Gas Market participants are offered the opportunity to trade for HS—weekend (2 days), HI—weekdays (5 days) and HT—whole week (7 days), with which they can trade similar to daily spot transactions.

The legislation on Natural Gas Futures Market was finalized by EMRA in December 2020 and entered into force following its publication in the Official Gazette No. 31421 of March 12, 2021. The implementation and testing of the software for the Natural Gas Futures Market was completed in the third quarter of 2021 and futures products became available in the organized market on October 1, 2021. The newly-founded market is the first natural gas future market in the region, and it is expected to contribute considerably to the price discovery for the gas markets of the region. It is expected that this market will enable natural gas trade in Türkiye to be carried out under more competitive conditions and increase market depth and market transparency.

The regasification capacity of the LNG terminals is 133 mcm/day as a result of the upgrades to the terminals and the new FSRUs , are another step towards liberalization in the natural gas market. Tariffs on LNG terminals including FSRUs have been liberalized as of the end of 2017, in line with the Natural Gas Market Law articles dictating that such storage tariffs should be freely set between parties provided that there is sufficient capacity.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law (No. 6446) (the “Electricity Market Law”), which became effective in March 2013, includes rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows the Ministry of Energy and Natural Resources (“MENR”) to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities, and municipal institutions to generate their own electricity. With the passing of amendments to the Electricity Market Law in 2014, the auto-production license was abolished and, accordingly, all such licenses have been changed into generation licenses. As of the end of 2021, Independent Power Producers generated 258.98 Terawatt-hour (“TWh”), which constituted approximately 78.1 % of Türkiye’s total electricity generation. As of the end of 2021, the share of private sector in electricity generation is approximately 83.9%, taking into account the licensed power producers, unlicensed power units, BOO, BOT, and TOOR power plants.

Türkiye consumed 329.63 TWh of electricity in 2021. As of the end of 2021, installed capacity has reached 99,820 MW. By the Presidential Decree No. 2949, which was published in the Official Gazette No. 31248 of September 18, 2020, the current renewable energy support mechanism’s duration was extended from December 31, 2020 to June 30th, 2021.

By the Law No. 7257 amending the Renewable Energy Law No. 5346, which was published in the Official Gazette No. 3122 of December 2, 2020, a new renewable energy support mechanism which will be implemented on July 1, 2021, was formed and by the Presidential Decree No. 3453 was published in the Official Gazette No. 31380 of January 30, 2021, new renewable energy support mechanism’s details were announced.

The prices given below are applied for the periods specified afront side, for electricity generation facilities based on renewable energy resources with RES Certificate which will be commissioned from July 1, 2021 until December 31, 2025.

Table 8

Type of Production Facility Based on Renewable Energy Source		RES Support Mechanism Price (Turkish Lira kurus / kWh)	Implementation Period of RES Support Mechanism Price (year)	Domestic Contribution Price (Turkish Lira kurus / kWh)	Domestic Contribution Price Application Period (year)
a. Hydroelectric production facility		40,00	10	8,00	5
b. Wind power based production facility		32,00	10	8,00	5
c. Production facility based on geothermal energy		54,00	10	8,00	5
d. Biomass based production facility	Landfill Gas / Sources from by products from the processing of waste tires	32,00	10	8,00	5
	Biomethanization	54,00	10	8,00	5
	Thermal Treatment ( Municipal waste, vegetable waste oil, agricultural waste without food and feed value, forest products other than industrial wood, industrial waste sludge and treatment sludge)	50,00	10	8,00	5
e. Solar energy based production facility		32,00	10	8,00	5

These prices are escalated on the basis of source within a period of 3 months each year, according to Domestic Producer Price Index, Consumer Price Index, the average daily US dollar and Euro forex buying rates.

The By-law on Competition for the Pre-License Applications of the Wind and Solar Power Plant Projects published in the Official Gazette dated May 13, 2017 (No. 30065) outlines the principles and procedures related to applications for projects to be connected to the grid. The By-law requires that eligibility criteria be determined by the lowest bidding price to be paid per kWh.

EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources published in the Official Gazette dated October 1, 2013 (No. 28782), which identifies the methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities.

With the amendment in Regulation on Documentation and Support of Renewable Energy, which was published in the Official Gazette on April 29, 2016, participants in the renewable energy support mechanism have the responsibility for electricity sales and imbalances. They can sell to the day-ahead market, intraday market, and through bilateral contracts. The support amount is determined by feed-in-tariff plus the difference between the sales and the produced amount multiplied by a different coefficient for each resource type of the Day Ahead Market price.

The Regulation on Renewable Energy Source Zones was published in the Official Gazette on October 9, 2016. It is a new investment model for the construction of large capacity solar energy zones, wind energy zones.

By the end of 2021, the share of renewable energy sources in total electricity generation was 35.8% due to the relatively low hydropower output caused by seasonal effects and total wind capacity reached 10,607 MW.

There are two main state-owned companies in the electricity sector of Türkiye, covering generation, trading, and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”) and Electricity Generation Corp. (“EÜAŞ”). Within the context of the Decree Law No. 703 published in the Official Gazette No. 30473 (bis) of July 9, 2018, Turkish Electricity Trading and Contracting Co. (TETAŞ) and Electricity Generation Company (EÜAŞ) were unified under the structure of EÜAŞ and duties, authorities and responsibilities of former TETAŞ are now being performed by EÜAŞ. As of end of 2015, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. In 2020 and 2021, 81.9% and 83.9% of electricity generation was held by the private sector, respectively. Seventeen hydro power plants with a total installed capacity of 63.27 MW and three thermal power plants (Kangal, Seyitömer, Hamitabat) with a total installed capacity of 2,213 MW were privatized in 2013. Five hydro power plants with a total installed capacity of 5.54 MW and four thermal power plants (Kemerköy, Yeniköy, Yatağan, Çatalağzi) with a total installed capacity of 1,980 MW were privatized in 2014. Three thermal power plants (Orhaneli, Tunçbilek, Soma B) with a total installed capacity of 1,565.0 MW were privatized in 2015. Nine hydro power plants were privatized with a total capacity of 531.6 MW in 2016. Ten hydro power plants were privatized with a total capacity 324.06 MW in 2017. Ten hydro power plants with a total installed capacity of 213.92 MW were privatized in 2018. Afşin-Elbistan A Thermal Power Plant with installed capacity of 1355 MW and its coal supply area Afşin Elbistan Lignites were privatized in 2018. Three hydroelectric power plants with a total installed capacity of 61.5 MW were privatized in 2019. Two hydro power plants with a total installed capacity of 4.4 MW were privatized in 2020. Four hydro power plants with a total installed capacity of 174.9 MW were privatized in 2021. Eleven hydro power plants with a total installed capacity of 340 MW are in the privatization program and tender preparations are still in progress.

While EÜAŞ, a state-owned company, held 31.5% of all installed capacity in 2014, its share in total installed capacity had been reduced to 21.4% by the end of 2021. The total installed capacity of EÜAŞ by the end of 2021 was 21,318 MW. Independent power producers owned 68% of total capacity in 2021. Unlicensed power units, BOO, BOT and TOOR power plants had 10.6% of capacity.

To ensure a stable supply of energy, the Ministry of Energy and Natural Resources (“Ministry of Energy”) is responsible for monitoring the security of the electricity supply and adopting measures concerning supply security. According to the amendment made on December 21, 2021, the following provisions have been introduced:

•

All licensed legal entities operating in the electricity market are obliged to comply with the measures specified by the Ministry of Energy regarding the security of the electricity supply, to contribute to the transactions to be made, and to submit necessary information and documents within the specified time.

•	A long-term Türkiye National Energy Plan will be prepared by the Ministry of Energy every five years, the first of which is within one year from December 25, 2021.

•	The Ministry of Energy may organize capacity allocation competitions in order to ensure supply security in the medium-to-long term, taking into account the Turkish National Energy Plan.

•

For the power generation facilities to be established within the scope of capacity allocation competitions, the lowest price to be offered will be applied within the Renewable Energy Resources Support Mechanism (“YEKDEM”) for a period to be determined by the Ministry of Energy.

•

Turkish Electricity Transmission Company (“TEİAŞ”) may lodge a tender to establish a new power generation facility or lease the capacities of existing production facilities under ancillary services agreements to maintain system reliability and meet regional system needs that may occur due to insufficient capacity.

The issue of “EVs and charging stations” under the Electricity Market Law No. 6446 (“Law No. 6446”) was regulated with the amendment made in December 2021. Pursuant to this amendment, the definitions of EVs and charging stations were added to Law No. 6446, and the term “charging service” was regulated.

Under the Electricity Market Law, EMRA is permitted to differentiate consumer groups are based on consumer characteristics or separate tariffs to support renewable energy sources. Consumers, upon their demand, can benefit from the tariffs set to support renewable energy sources. On December 21, 2021, the relevant provision in the Electricity Market Law was amended to introduce additional criteria for separate tariffs. Accordingly, EMRA can introduce different tariffs for consumer according to their respective levels of electricity consumption (based on whether they are below or above the set energy consumption limit).

Türkiye is planning to install three nuclear power plants (NPP) over the long term. The Republic signed an IGA with the Russian Federation on May 12, 2010 for the installation of the first nuclear power plant, which is comprised of four units of VVER-1200 reactors at Akkuyu site in Mersin province. The construction of the first, second and third units of the Akkuyu NPP formally started in April of 2018, April of 2020 and March of 2021 respectively. It is expected to start to generating electricity for the first unit by the end of 2023.

An IGA with Japan was signed on May 3, 2013 for the installation of the second NPP, with an installed capacity of 4.480 MWe and that consists of 4 units, each of which has an installed capacity of 1.120 MWe in Sinop province. However, both sides agreed to cease further cooperation on the NPP project. Studies, including site characterization studies, are ongoing to license the NPP project site. Pursuant to these studies, a positive environmental impact assessment decision was made on September 2020 regarding the NPP project.

The site selection process for Türkiye’s third NPP project is ongoing.

On the other hand, watching closely the new developments throughout the world, EMRA has released the legislation for the novel national renewable energy certificate system (aka YEK-G system), which is considered as a first step for entering the EU’s Guarantees of Origin certificate system. The system enables the trade of YEK-G certificates issued for each megawatt-hour green energy generation from renewable energy power plants. YEK-G certificates are tradeable between licenced market players via bilateral agreements, and also at the organized wholesale YEK-G market for the time being (unlicensed power producers will be granted access the system at phase-2). The system framework and certificate properties were designed similar to the GO system. The system has been operated by EPİAŞ (the energy market operator of Türkiye) since June 2021. EMRA anticipates that the YEK-G system will widely be used for compliance with future green energy compliances and carbon footprint reduction initiatives.

Türkiye acknowledges the need to reduce energy dependency and to improve energy efficiency. The Department of Energy Efficiency and Environment (DEEE), a distinct department under the Ministry of Energy and Natural Resources (MENR), was established in January of 2019. The DEEE is directly linked to the Deputy Minister and carries out studies on energy efficiency and climate policy and programs.

The Republic commenced efforts to enact energy efficiency legislation and to pursue EU alignment process with the adoption of the Energy Efficiency Law No. 5627 (EE Law) in 2007 which targets industrial facilities, the building, service and transport sectors, and also power plants; generation, transmission and distribution networks. The EE Law introduced, among other measures, energy audits, an energy management program, the establishment of EE companies and financial support schemes. The Regulation on Energy Performance of Buildings (EPB), Energy Performance Certificates, the Regulation on Energy Efficiency of the Utilization of Energy Resources and Energy, the Regulation for Supporting Energy Efficiency in SMEs, the Regulation for Efficiency Calculation for Cogeneration and Micro-cogeneration were issued in accordance with the EE Law.

Türkiye is the fourth largest white goods exporter in the world and has adopted the EU Eco-Design Framework Directive (2009/125/EU) and Framework Labelling Directive (2017/1369/EU).

In January 2018, the government issued the National Energy Efficiency Action Plan (NEEAP1) for the period of 2017-2023, which is in line with EU Directive 2012/27/EU. The NEEAP has targets such as reducing the primary energy consumption of Türkiye by 14% by 2023 through 55 actions defined in 6 categories (namely buildings and services, energy, transport, industry and technology, agriculture and cross-cutting (horizontal) areas); achieving cumulative savings of 23.9 mtoe by 2023, with an investment of U.S.$10.9 billion; and realizing U.S.$30.2 billion worth of cumulative savings by 2033 at 2017 prices.

In the monitoring of NEEAP for the last five years (2017-2021), a cumulative 4,445 ktoe energy savings having a monetary value of U.S.$1,556 million have been achieved through a total investment of U.S.$6,364 million. Under the framework of NEEAP, the targets of 2017-2021 period were realized as 109%. Analysis showed that a total of U.S.$1,280 million was invested in energy efficiency in 2021 and as a result of this investment 1,058 ktoe primary energy savings and U.S.$370 million monetary savings were achieved.

A legal obligation was introduced by a decree requiring public buildings to save at least 15% of their energy bill compared to the building’s calculated average consumption between 2000 and 2023. During the period from 2019-2021, a total of 31,855 toe energy savings have been achieved by public organizations.

With respect to the grant programs of MENR, in the EE Improvement Projects (EIP), support is provided to industrial establishments with an annual energy consumption of 500 toe or more to encourage energy efficiency investments for heat and electricity projects up to TL 1.5 million, corresponding to 30% of a maximum investment amount of TL 5 million. In the context of Voluntary Agreements (VA) industrial establishments that have an annual energy consumption of 500 toe or more, should apply to MENR to sign conditions and commitments to decrease their energy intensity at least 10% on average or more in the three year monitoring period and if the commitment is realized at the end of the 3-year period, a support amount of maximum TL 1 million, corresponding to the energy consumption value of the application year, will be provided. In addition, in the Fifth Regional Incentive, investments of industrial enterprises that save at least 15% energy, benefit from regional incentives such as VAT reduction, customs tax exemption, interest support given in the Fifth Region.

Between 2017-2021, within the scope of the Energy Efficiency Improvement Projects (EEIPs), MENR have provided a total of TL 41,60 million in grant money, corresponding to energy savings 37.31 toe/year, to 281 industrial enterprises that invested a total of TL 161.50 million.

Within the scope of Voluntary Agreements (VAs) between 2017-2021, one industrial enterprise has completed a project with a total of TL 3 million investment of which TL 0.2 million was been granted by MENR. Energy savings from this agreement is 934 toe/year and the monetary saving is TL 16 million.

As a new obligation; Thermal Plants having an installed power capacity of greater than or equal to 20 MW will conduct energy audits mandatorily for using their waste heat potential (in buildings for heating and cooling purposes and also in industry, agricultural production, aquaculturing, cold storage and fresh water production). For EE in public lighting, procedures and principles using LED luminaires in the General Lighting Facilities has been published and applications has been applied with respect to new facilities in 2021.

In 2018, Türkiye adopted an article related to energy performance contracts (EPC), which allow energy efficiency implementations in public buildings and facilities through energy service companies, which article was added into the EE Law. Pursuant to this article, public buildings which have a total construction area of over 10,000 square meters or total annual energy consumption over 250 toe would contract to lower their energy consumption or expenditures through EPCs , not exceeding 15 years.

The Presidential Decree on the Procedures and Principles Regarding Energy Performance Contracts in the Public Sector numbered 2850 was published in the Official Gazette numbered 31220 dated as of August 21, 2020. The purpose of this Decree is to determine the procedures and principles regarding energy performance contracts to be concluded by public administrations within the scope of general government and other public institutions and organizations to reduce their energy consumption or energy costs.

As per the Decree, the relevant Communiqué and its appendixes including; audit report format, technical specification and contract drafts and other related documents published in April 2021.

The second phase of the Türkiye Sustainable Energy Financing Program (TurSEFF), for which the European Bank for Reconstruction and Development (EBRD)has provided a €400 million facility, is ongoing.

Within the scope of the Sustainable Cities Project-II, an agreement for a loan package amounting to €500 million was signed with the World Bank in 2019. The project targets such sectors as; water and wastewater services, public transport, solid waste management, energy efficiency and renewable energy, municipal social infrastructure and services, fire fighting services and pollution reduction through marine waste management, reduction of plastic waste and implementation of clean air compliance plans.

The Organized Power Markets

In Türkiye, there are liberal spot and future markets that are operated by Energy Exchange Istanbul (EPİAŞ) namely. Day Ahead Market (DAM), Intra-Day Market (IDM), Power Future Market (PFM) and Renewable Energy Guarantees of Origin System (YEK-G) & Organized YEK-G Market.

Day Ahead Market (DAM):

The liberalization process of Türkiye’s energy market started with the Electricity Market Law, which was aimed at creating an electricity market based on transparency, integrity, and competition; and integrated with other countries’ electricity markets.

The Day-Ahead Market brought to the Turkish electricity market of the option for the demand side to adjust its consumption based on price levels. Another important improvement introduced by the Day-Ahead Market is financial settlement on a daily basis and performance of daily clearing of payables/receivables due to commercial transactions the next day after commercial transactions date. The Day Ahead Market also marked the introduction of the collateral mechanism which provided insurance for receivables of electricity market and market participants against possible cash-flow problems, thus mitigating effects of cash-flow problems within the market.

Table 9. Annual Average Market Clearing Price (MPC) on DAM (TL/MWh)

Table 10. Annual Matching Quantity (TWh) on DAM

Table 11. Annual Trade Volume (Billion TL) on DAM

Intra-Day Market (IDM)

Efforts continue to ensure that the Turkish Electricity Market becomes more transparent and efficient; that it has strong financial grounds and that it has an integrated structure with the European Union Electricity Markets. The establishment of the Intraday Market for electricity in 2015 was intended to ensure that participants in the Turkish Electricity Market take a well-balanced and active responsibility in ensuring that these goals are met.

In addition to operational Day ahead, Ancillary Services and Balancing Markets, the Intraday Market gives participants the opportunity to engage in near-real-time trading and to balance their portfolios in the short term.

Table 12. Annual Weighted Average Price (WAP) on IDM

Table 13. Annual Matching Quantity (TWh) on IDM

Table 14. Annual Trade Volume (Billion TL) on IDM

Power Futures Market (PFM):

Power Futures Market was launched on June 1, 2021.

Electricity markets in Türkiye operated within EPİAŞ are by definition spot markets due to the short maturities of transactions. The operated Day Ahead and Intra Day markets have been put into practice with domestic and national resources within EPİAŞ and offered to our energy sector. In Türkiye, long-term electricity contracts that are subject to regulation and provide central counterparty services are operated within BIST and only cash settlement is offered. In addition, long-term electricity contracts that are not regulated and do not provide central counterparty services are traded both in cash and physically in the over-the-counter (“OTC”) markets. After all the stakeholders came to an agreement that a need had arisen for a new market, with long-term, central counterparty service and physical delivery, the Power Futures Market (PFM), was designed and developed with national and domestic resources within EPİAŞ, and, since June 1, 2021, is open to participants in the sector. In the spot electricity markets, market participants can balance their portfolios and make optimization physically. In the Power Futures Market, market participants have the opportunity to hedge against price risk and to see price prospects for the future (price discovery). Therefore, spot and Power Futures Markets respond to different needs of market participants and they complement each other in this respect. Forward transactions can be made in organized markets as well as in OTC markets through bilateral agreements. There is counterparty risk in transactions made in OTC markets and the price discovery function for the future is not realized since details of OTC transactions are not regularly published. With the emergence of sound price expectations for the future, feasibility studies for electricity and electricity-based investments will become easier, and an atmosphere of trust will be ensured for new investments.

Renewable Energy Guarantees of Origin System (YEK-G) & Organized YEK-G Market:

Organized YEK-G Market is a market organized and operated by EPİAŞ where YEK-G certificates are traded among market participants. It launched on June 21, 2021.

In the organized YEK-G market, contracts that obligate buyers and sellers to receive or deliver YEK-G certificates at the matched price for the matched amount of YEK-G certificates are processed by the Market Operator in line with the continuous trading model. Market participants can place buying and/or selling offers on the contracts that are open during the session.

During the market process, the maximum and minimum price is determined by EPİAŞ and market transaction collateral is obtained against the financial risks that may arise regarding the invoice payments due from transactions entered into by market participants. Market participants shall trade in the Organized YEK-G Market as much as at the amount of transaction collateral in the current market.

Electricity Interconnections

Türkiye has the following existing interconnections with neighboring countries, and import/export figures are as follows:

•

Azerbaijan/Nakhchivan: There are two 154 kV interconnection lines between Babek (Nakhchivan) and Iğdır, Türkiye and Arpaçay (Nakhchivan) and Iğdır (Türkiye). Imports from this connection line were discontinued on May 31, 2014. In 2017, 2018, 2019, 2020 and 2021 no imports were realized.

•

Iran: There is one operating interconnection line, which is a 400 kV line between Khoy, Iran and Başkale, Türkiye. 160,418,000 kWh of energy was imported from Iran to Türkiye in 2017. In 2018, 2019, 2020 and 2021 no imports were realized. Another interconnection line, 154 kV Doğubayazıt (Türkiye) -Bazargan (Iran) interconnection line is not in use. The name of the 400 kV Başkale-Khoy interconnection line has been changed to 400 kV Van Back to Back-Khoy with the completion of the 600 MW DC Back to Back station (Van/Türkiye) in 2021.

•

Georgia: Two interconnection lines exist between Türkiye and Georgia. The first one is 220 kV Hopa-Batum interconnection line which is operated only in emergency situations since 2014. The second interconnection line is 400 kV interconnection line between Borçka, Türkiye and Akhaltsikhe, Georgia, with a DC back-to-back station in Akhaltsikhe completed in 2013 and operated since July 2014. 2, 541,788,000 kWh of energy was imported from Georgia to Türkiye via the Borçka-Akhaltsikhe interconnection line from January 1, 2017 to December 31, 2021. 438,974,000 kWh of energy was exported from Türkiye to Georgia via Borçka-Akhaltsikhe interconnection line in 2020 and 2021.

•

Iraq: There is a 400 kV interconnection line between Cizre (Türkiye) and Zakho(Iraq). 642,009,000 kWh of energy was imported from Türkiye to Iraq via the Cizre-Zakho interconnection line in 2021. The installation of second 400 kV interconnection line between Cizre (Türkiye) to Kasek (Iraq) has been completed in September, 2021.

•

Syria: There are five interconnection lines between Syria and Türkiye. The 400 kV Bilecik-Halep interconnection line is not in use. The 66 kV double circuit Reyhanlı-Afrin, 66 kV double circuit Reyhanlı-Harem and 66 kV Elbeyli-Çobanbey interconnection lines are operated within the scope of humanitarian aid. In 2020 and 2021, 211,071,000 kWh energy was exported from Türkiye to Syria.

•

Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat (Türkiye) and Maritsa East 3 (Bulgaria), and each of them currently operates in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (CESA). 3,416,186,000 kWh of energy was imported from Bulgaria to Türkiye and 5,837,924,000 kWh of energy was exported from Türkiye to Bulgaria through the Hamitabat-Marista East interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA from January 1, 2017 to December 31, 2021.

•

Greece: There is a 400 kV interconnection line between Babaeski, Türkiye and Nea Santa, Greece, which is currently operating in synchronous parallel mode with the ENTSO-E CESA. 324,236,000 kWh of energy was imported from Greece to Türkiye and 3,005,342,000 kWh of energy was exported from Türkiye to Greece through the Babaeski-Nea Santa interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA from January 1, 2017 to December 31, 2021.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17, 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections. This regulation was amended and published in the Official Gazette dated April 24, 2021 (No. 31464). The amendments mainly cover new rules on the construction of new lines (mainly on distribution) constructed by users.

Trial synchronous parallel operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (“CESA”) began on September 18, 2010. After the positive results of trial parallel operation, ENTSO-E decided in favor of the permanent synchronous operation of Turkish power system with the Continental Europe system in April 2014. Following the fulfilment of the standards/obligations set down in the ENTSO-E Operation Handbook by TEİAŞ, the Long Term Agreement was signed in April 2015, which is a requirement of the ENTSO-E Articles of Association for permanent operation and will make the standards and obligations binding for TEİAŞ. TEİAŞ, therefore, became an integral part of European network. Studies for the revision of the existing Long Term Agreement between TEİAŞ and ENTSO-E within the framework of the Synchronous Area Framework Agreement has been completed and a revised Long Term Agreement was signed between TEIAS and ENTSO-E in April 2021.

On December 10, 2015, ENTSO-E approved TEİAŞ’s application to be an observer and an Observer-ship Agreement was signed between TEİAŞ and ENTSO-E on January 14, 2016. Observer Membership agreement has a duration of 3 years, in this regard TEİAŞ has applied ENTSO-E for the renewal of the Observer Membership status.

Crude oil and natural gas pipelines and pipeline projects

Pipelines in Operation

The Russia-Türkiye Natural Gas Pipeline (West Line) spans Ukraine, Romania, and Bulgaria, enters Türkiye at the Malkoçlar border point and passes through Hamitabat, Ambarlı, İstanbul, İzmit, Bursa and Eskişehir before reaching Ankara. The pipeline is 845 km long. Upon the commissioning of the TurkStream Project, the Russian gas flow to Türkiye through West Line has been diverted to the TurkStream.

The Eastern Anatolian Natural Gas Main Transmission Line (between Iran and Türkiye) is approximately 1,491 km long and supplies approximately 10 billion cubic meters of natural gas.

The total length of the Blue Stream natural gas pipeline, which delivers natural gas to Türkiye from the Russian Federation through the Black Sea, is 1,213 km, of which 396 km lies at the Black Sea offshore section.

The Baku-Tbilisi-Ceyhan Pipeline carries oil, primarily, from the Azeri-Chirag-Deepwater Gunashli field and condensate from Shah Deniz across Azerbaijan, Georgia, and Türkiye. It links the Sangachal terminal on the shores of the Caspian Sea to the Ceyhan Haydar Aliyev Marine Terminal owned and operated by BOTAŞ on the Turkish Mediterranean coast. The pipeline also transports crude oil from Turkmenistan and Kazakhstan. The pipeline has a total length of 1,768 km, of which: 443 km sits in Azerbaijan, 249 km sits in Georgia, and 1,076 km sits in Türkiye. BP operates the Azerbaijan and Georgia sections of the pipeline on behalf of its shareholders in BTC Co. while BOTAS International Limited, a wholly owned subsidiary of BOTAŞ, operates the Turkish section.

The Baku-Tblisi-Erzurum Pipeline, also known as the South Caucasus Pipeline, was built to export Shah Deniz gas from Azerbaijan to Georgia and Türkiye. The pipeline starts from the Sangachal terminal near Baku. It follows the route of the Baku-Tbilisi-Ceyhan crude oil pipeline through Azerbaijan and Georgia to Türkiye, where it is linked to the Turkish gas transmission system. The pipeline is 980 km long. The pipeline is expanded to accommodate additional gas from the second stage of the Shah Deniz (Shah Deniz Stage 2) development project to feed the TANAP Project.

The Intergovernmental Agreement on natural gas transportation from Türkiye to Greece was signed on February 23, 2003. The total length of the related pipeline is approximately 300 km, of which 209 km is within the Turkish territories.

The Trans-Anatolian Natural Gas Pipeline Project (the “TANAP Project”), a pipeline carrying gas from Azerbaijan to Türkiye and Europe, was fully functional as of November 26, 2019. First gas flow to Türkiye after the commissioning of the connection to the domestic natural gas transmission system started on June 30, 2018, and flow to Europe started in 2020. TANAP is critical to meeting the natural gas demand of both Türkiye and Europe. This pipeline is the first to take gas from the Caspian Sea and transmit it to Europe from the Caucasus. During the plateau period, 6 bcm of the total 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field is being used in Türkiye and the remaining 10 bcm is being transmitted to Europe through TANAP. TANAP is designed as the backbone of the Southern Gas Corridor and will contribute to the diversification of natural gas sources for Türkiye.

The TurkStream gas pipeline is a new gas pipeline system with an annual capacity of 31.5 bcm on two lines, each having capacity of 15.75 bcm per year. It runs from Russia through the Black Sea to a receiving terminal in Kıyıköy, the Thrace region in Türkiye. From the receiving terminal, one of the two onshore pipelines connects to domestic natural gas transmission system at Lüleburgaz. The second pipeline extends to the Turkish-European border. Gas delivery to Türkiye and Europe was initiated on January 1, 2020 and an opening ceremony was held in Istanbul on January 8, 2020 for the pipeline. Upon the commissioning of TurkStream, gas deliveries to Türkiye through the West Line were diverted to TurkStream without any changes to the terms and conditions of existing contracts.

The following table presents Türkiye’s energy supply (by resource) for the years indicated:

Table 15

		Coal		Oil		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe(1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%
Production	2017	15.09	10.4%	2.68	1.85%	0.29	0.20%	5.01	3.45%			12.29	8.46%	35.35	24.33%
	2018	16.55	11.5%	2.99	2.08%	0.36	0.25%	5.16	3.59%			14.62	10.19%	39.68	27.62%
	2019	17.35	12.0%	3.14	2.17%	0.4	0.28%	7.64	5.3%			16.3	11.3%	44.82	31.08%
	2020	15.72	10.7%	3.36	2.29%	0,38	0.26%	6.72	4.56%			17.89	12.16%	44.06	29.94%
Import	2017	24.88	17.13%	53.72	36.97%	45.6	31.38%			0.24	0.16%	0.00		124.42	85.63%
	2018	24.48	17.03%	49.55	34.49	41.6	28.96%			0.21	0.14%	0.00		115.80	80.60%

		Coal		Oil		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe(1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%
	2019	24.27	16.83%	53.69	37.2%	37.30	25.87%			0.19	0.13%	0.0		115.45	80.06%
	2020	25.40	17.26%	49.01	33.31%	39.70	26.98%			0.16	0.11	0.0		114.28	77.66%
Export	2017	0.172	0.118%	6.88	4.73%	0.52	0.36%			0.28	0.20%	0.11	0.07%	7.85	5.40%
	2018	0.148	0.103%	5.09	3.54%	0.55	0.38%			0.27	0.19%	0.08	0.06%	6.07	4.23%
	2019	0.16	0.111%	9.73	6.75%	0.63	0.44%			0.24	0.17%			10.76	7.46%
	2020	0.22	0.15%	7.93	5.39%	0.47	0.32%			0.21	0.15%			8.84	6.01%
Bunkers	2017	0.00		4.57	3.15%	0.00								4.57	3.15%
	2018	0.00		4.98	3.47%	0.00								4.98	3.47%
	2019			5.64	3.91%									5.64	3.91%
	2020			2.50	1.7%									2.50	1.7%
Stock Changes	2017	-0.34	0.23%	-0.68	-0.58%	-1.03	0.70%					0		-2.05	-1.41%
	2018	-0.019	0.013%	-0.56	-0.42%	-0.18	0.12%							-0.75	-0.52
	2019	0.46	0.319%	-0.19	-0.13%	0.059	0.04%							0.33	0.23%
	2020	-0.28	-0.19%	0.24	0.17%	0.051	0.03%							0.16	0.11%
Statistical Error	2017	0.003	0.002%	0.22	24.14%	0.07	0.04%					-0.001		0.28	0.19%
	2018	0.31	0.22%	0.36	0.25%	0.00								0,67	0.46%
	2019	0.8	0.55%	0.46	0.32%									1.26	0.88%
	2020	0.37	0.25%	0.32	0.21%									0.68	0.46%

		Coal		Oil		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe(1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%
Total Supply	2017	39.46	27.15%	44.28	30.5%	44.32	30.50%	5.01	3.4%	-0.05	-0.03%	12.29	8.46%	145.305	100.00%
	2018	40.86	28.45%	41.91	29.17%	41.17	28.66%	5.16	3.6%	-0.06	-0.041	14.62	10.2%	143.666	100.00%
	2019	41.92	29.07%	41.27	28.62%	37.13	25.75%	7.64	5.3%	-0.05	-0.03%	16.30	11.3%	144.205	100.00%
	2020	40.62	27.6%	42.19	28.67%	39.81	27.05%	6.72	4.6%	-0.05	-0.03%	17.89	1 12.16%	147.168	100.00%

(1)	Million Metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers.

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Türkiye, the contribution of this sector to the country’s GDP and total employment has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Türkiye’s work force, generates most of the income and employment in rural areas, supplies products to many other sectors, and contributes significantly to total exports of the country.

The strategic objectives of the Republic’s agricultural policies are to develop a globally competitive and environmentally-friendly agricultural sector, providing sufficient and balanced nutrition to Turkish people. Particular emphasis is given to research and development, innovation, productivity growth, improvement and strengthening of the food safety infrastructure and increased efficiency of water use in agriculture.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments, area-based supports and animal husbandry supports are among the major schemes in the support program. In 2020, those major support schemes have accounted for 26.6%, 24.1%, and 31.2% of the total support budget, respectively. The distribution of premium payments, area-based supports, and animal husbandry supports for the year 2021 are estimated to constitute 26.9%, 23.6%, and 28.6% of the total support budget, respectively.

Agricultural value added increased by 5.9% in 2020, and decreased by 2.2% in 2021.

Although agricultural production in Türkiye is generally less efficient than elsewhere in Europe, Türkiye is mostly self-sufficient in many crops. Türkiye is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of some crops in recent years, such as most cereals and sunflower seeds.

The following table presents Türkiye’s agricultural output (by crop) for the years indicated:

Table 16

Agricultural Output

	Annual (in thousands of tons)					Percentage Change (%)
	2017	2018	2019	2020	2021	2018/17	2019/18	2020/19	2021/20
Cereal
Wheat	21,500	20,000	19,000	20,500	17,850	-7.0	-5.0	7.9	-13.9
Barley	7,100	7,000	7,600	8,300	5,750	-1.4	8.6	9.2	-30.7
Maize	5,900	5,700	6,000	6,500	8,750	-3.4	5.3	8.3	3.8
Pulses
Lentils (red)	400	310	310	328	228	-22.5	0	5.8	-30.6
Chick Peas	470	630	630	630	475	34.0	0	0	-24.6
Dry Beans	239	220	225	280	305	-7.9	2.3	24.4	9.1
Industrial Crops
Sugar Beet	21,149	17,436	18,085	23,025	18,500	-17.5	3.7	27.3	-20.7
Cotton (raw)	2,450	2,570	2,200	1,773	2,250	4.9	-14.4	19.4	26.9
Tobacco	94	75	70	77	73	-20.2	-6.7	10.0	-7.7
Oil Seeds
Sunflower	1,964	1,950	2,100	2,067	2,415	-0.7	7.7	-1.6	16.8
Soybeans	140	140	150	155	182	0.0	7.1	3.3	17.2
Rapeseed	60	125	180	122	140	108.3	44.0	-32.2	15.2
Groundnut	165	174	169	216	234	5.5	-2.9	27.8	8.4
Tuber Crops
Potatoes	4,800	4,550	4,980	5,200	5,100	-5.2	9.5	4.4	-1.9
Dry Onions	2,176	1,931	2,200	2,280	2,500	-11.3	13.9	3.6	9.6
Fruit Bearing Vegetables
Watermelons and Melons	5,825	5,780	5,648	5,216	5,108	-0.7	-2.3	-7.6	-2.1
Tomatoes	12,750	12,150	12,842	13,204	13,095	-0.5	5.7	2.8	-0.8
Fruits and Nuts
Grapes	4,200	3,933	4,100	4,209	3,670	-6.4	4.2	2.7	-12.8
Figs	306	307	310	320	320	0.3	1.0	3.2	0.0
Citrus Fruits	4,770	4,902	4,301	4,348	5,362	2.8	-12.3	1.1	23.3
Hazelnuts	675	515	776	665	684	-23.7	50.7	-14.3	2.9
Apples	3,032	3,626	3,619	4,300	4,493	19.6	0	18.8	4.5
Olives	2,100	1,500	1,525	1,317	1,739	-28.6	1.7	-13.6	32.0
Tea	1,300	1,480	1,450	1,418	1,450	13.8	-2.0	-2.2	2.3
Value Added in Agriculture (chained volume, in billions of Turkish Lira)	106,263	108,521	112,134	118,702	116,132	2.1	3.3	5.9	-2.2

Source: TURKSTAT

SERVICES

The services sector is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport, communications, finance and commerce, health, education, and social services. In 2017, the services sector accounted for 62% of GDP, while its value added rose by 7.8%. In 2018, the services sector growth rate slowed down to 4.1% and its share of GDP fell to 61.6%. In 2019, the deepening economic slowdown impacted the services sector, and the sector’s growth rate declined to 1.4%, while its share of GDP fell to 61.9%. In 2020, the services sector was the most negatively-impacted sector due to the effects of the COVID-19 pandemic and related lockdown measures. The services sector recorded zero growth over the course of the year, while its share in GDP declined to 60%.

Tourism

Tourism has become a major growth sector in Türkiye’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector by expediting improvements in infrastructure and by facilitating both foreign and domestic private investment.

Since 2016, the tourism sector grew, and a record number of people visited Türkiye in 2019. The number of foreign visitors increased by 27.8%, 21.8% and 14.1% in 2017, 2018 and 2019, respectively, while tourism revenues increased by 18.9%, 12.3% and 17%, respectively, in that period. The number of foreign people visiting Türkiye jumped to 45.1 million, which generated US $34.5 billion in revenue in 2019. However, in 2020, which was the worst year on record for tourism sector due to COVID-19 pandemic, included an unprecedented drop of 71.7% in foreign visitor arrivals to Türkiye and a 65.1% decrease in tourism receipts. In 2021, foreign visitor arrivals increased by 94.1% compared to the same period of 2020, rising to 24.7 million foreign visitors to in Türkiye. Tourism receipts also increased by 103% compared to the previous year to U.S.$24.5 billion for2021.

The following table presents overall foreign visitor arrivals, receipts and the percentage change in receipts for the years indicated:

Table 17

Year	Total Foreign Visitor Arrivals (in thousands)	Total Receipts (in millions of U.S. dollars)	Percentage Increase in Total Receipts (%)
2017	32,410	26,284	18.9
2018	39,488	29,513	12.3
2019	45,058	34,520	17.0
2020	12,734	12,059	-65.1
2021	24,712	24,482	103.0

Sources: TURKSTAT, Ministry of Culture and Tourism

Trade, Transport, Accommodation and Information and Communication Technologies

In 2017, the trade, transport and accommodation sector grew by 11% and its share of GDP increased to 22.7%. In 2018 and 2019, the sector’s grew at rates of 5.3% and 1.4%, while its share of GDP was 23.8% and 24.4% in these two years, respectively. In 2020, the sector contracted by 5.9% and its share of GDP was 22.3%. In 2021, the sector grew robustly by 21.1% and its share of GDP was 24.6%.

In 2017, the information and communication technologies sector grew by 13.3% and its share of GDP was 2.5%. The sector’s growth rate was 6.2% in 2018, and its share in GDP was 2.5%. In 2019 the sector’s growth rate was 5.1% and its share of GDP increased to 2.6%. In 2020 and 2021, information and communication technologies sector grew by 14.4% and 20.2% and its share in GDP was 2.7% in both years.

In 2017, 2018 and 2019, the wholesale and retail trade sector grew by 10.7%, 4.3% and 1.0%, respectively its share in GDP accounted for 11.9%, 12.3% and 12.4% respectively, in these years. In 2020, the wholesale and retail trade sector grew by 4.7% and accounted for 12.4% of GDP. In 2021, the sector’s growth rate was 20.5% and the share of the GDP was 13%.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. In 2017, 2018, 2019, 2020 and 2021 the value of the telecommunications market was U.S.$14.1 billion, U.S.$12.3 billion, U.S.$11.8 billion, U.S.$11.0 billion and U.S.$10.4 billion, respectively. The growth rate in the sector for the same years, in Turkish Lira terms, was 12.6%, 15.4%, 13.0%, 15.6% and 19.8% respectively, and the contraction in U.S. Dollar terms is the result of depreciation of the Turkish Lira. A total of 804 authorizations have been granted to 447 telecommunications operators as of year-end 2021.

Mobile subscription penetration is 101.9% and fixed line telephone use increased to 14.5% as of the end of 2021. As of the end of 2019, total broadband penetration is 104.1% and mobile broadband use reached 82.7%. 4G mobile broadband services were introduced in April 2016 and 3 telecommunication operators provide these services. As of December 31, 2021 the number of active 4G users reached 61.9 million.

In each of 2017, 2018 and 2019 the growth rate in the transport and storage sector was 10.4%, 3.5% and 0.9% respectively, and the sector’s share of the GDP was 8.1%, 8.4% and 8.5%, respectively. In 2020, the sector shrank by 8.9% mainly due to the pandemic and its share of GDP was 7.9%. In 2021, the sector grew by 16.1% and the share of its in GDP was 8.8%.

Construction

The construction sector’s value added grew by 9.4% in 2017. Due to unfavorable economic conditions, the construction sector shrank by 1.9% in 2018, by 8.6% in 2019 and by 5.5% in 2020. In 2021, the sector contracted by 0.9%. The total contracting amounts in foreign markets in 2017, 2018, 2019, 2020 and 2021 were U.S.$17.6 billion, U.S.$22.6 billion, U.S.$19.4 billion, U.S.$16.2 billion and U.S.$30.8 billion respectively. The decline in contracting amounts in foreign markets in recent years was primarily caused by political instability in host countries and worldwide economic fluctuations.

EMPLOYMENT AND WAGES

The total civilian labor force in Türkiye was 32,716 thousand people in 2021. Türkiye has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. Excluding the extraordinary negative impact of Covid-19 on labor force participation in 2020, during the period from 2014 to the end of 2019, the total labor force increased at an average annual rate of approximately 2.5%. In addition, according to the latest monthly data, labor force and employment exceeded pre-pandemic levels thanks to the Republic’s effective health and economic measures.

Total civilian employment was 28,797 thousand in 2021, of whom approximately 17.2% were employed in agriculture, 21.3% in industry and 61.5% in services (including construction).

There were 4,877,270 public sector workers at the end of 2021. The rate of unemployment was 12.0% in 2021. The following table sets forth information with respect to the labor force and employment in Türkiye for the dates indicated:

Table 18

Employment (in thousands)	2017	2018	2019	2020	2021
Civilian labor force	31,643	32,274	32,549	30,873	32,716
Civilian Employment	28,189	28,738	28,080	26,812	28,797
Agriculture	5,464	5,297	5,097	4,716	4,948
Industry	5,383	5,674	5,561	5,497	6,143
Services	17,341	17,766	17,422	16,598	17,705
Unemployed	3,454	3,537	4,469	4,061	3,919
Unemployment rate (%)	10.9	11.0	13.7	13.2	12.0

Source: TURKSTAT

The following table sets forth information on the employment rate with respect to age and gender in Türkiye for the dates indicated:

Table 19

	Employment Rate (%)			Youth* Employment Rate (%)
Year	Male	Female	Total	Male	Female	Total
2017	65.6	28.9	47.1	45.4	23.0	34.3
2018	65.7	29.4	47.4	46.4	23.4	35.0
2019	63.1	28.7	45.7	43.4	22.6	33.1
2020	59.8	26.3	42.8	38.8	19.2	29.2
2021	62.8	28.0	45.2	42.8	21.2	32.2

(*)	Young people in the 15-24 age group

Source: TURKSTAT

The collective bargaining system in Türkiye covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2017, labor costs in the public sector increased by 17.5% (5.7% in real terms), compared to 2016. Labor costs (including salaries and benefits) for civil servants increased by 9.3% (-1.7% in real terms) in 2017.

In 2018, labor costs in the public sector increased by 11.4% (-4.2% in real terms), compared to 2017. Labor costs (including salaries and benefits) for civil servants increased by 15.4% (-0.8% in real terms) in 2018.

In 2019, labor costs in the public sector increased by 22.8% (6.6% in real terms), compared to 2018. Labor costs (including salaries and benefits) for civil servants increased by 19.1% (3.4% in real terms) in 2019.

In 2020, labor costs in the public sector increased by 9.8% (-2.2% in real terms), compared to 2019. Labor costs (including salaries and benefits) for civil servants increased by 11.9% (-0.4% in real terms) in 2020.

In 2021, labor costs in the public sector increased by 0.5% (-15.9% in real terms), compared to 2020. Labor costs (including salaries and benefits) for civil servants increased by 15.3% (-3.6% in real terms) in 2021.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 20

Changes in Labor Costs (percentage change)

	Public Sector		Private Sector(2)		Civil Servants
Year	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
2017	17.5	5.7	—	—	9.3	-1.7
2018	11.4	-4.2	—	—	15.4	-0.8
2019	22.8	6.6	—	—	19.1	3.4
2020	9.8	-2.2	—	—	11.9	-0.4
2021	0.5	-15.9	—	—	15.3	-3.6

(1)	Deflated by the wholesale price index. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Sources: Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Treasury and Finance

The salaries of civil servants increased by 3% in the first period of 2017 and 6.92% in the second period of 2017, 5.69% in the first period of 2018 and 8.65% in the second period of 2018, 10.73% in the first period of 2019 and 6.02% in the second period of 2019, 5.49% in the first period of 2020 and 5.75% in the second period of 2020, and 7.33% in the first period of 2021 and 8.45% in the second period of 2021.

For 2016, the minimum wage for both private and public sector workers increased by 29.9% and was raised to TL 1,300. For 2017, the minimum wage for both private and public sector workers increased by 8.0% and was raised to TL 1,404. For 2018, the minimum wage for both private and public sector workers increased by 14.2% and was raised to TL 1,603. For 2019, the minimum wage for both private and public sector workers increased by 26% and was raised to TL 2,020. For 2020, the minimum wage for both private and public sector workers increased by 15% and was raised to TL 2,325. For 2021, the minimum wage for both private and public sector workers increased by 21.56% and was raised to TL 2,826.

As of the end of 2021, approximately 6.2 million workers were on minimum wage payroll in Türkiye.

In 2019, 1,917,893 employees were members of a trade union (in public), compared to 1,195,102 employees at the beginning of 2013. The ratio of civil servants who were union members was 68% in 2019, compared to 67.3% in 2018.

INFLATION

In 2017, CPI inflation increased by 3.39 points and reached 11.92%. Increases in the international commodity prices and depreciation in the Turkish Lira were the primary factors driving the rise in inflation. As a result of these factors, inflation in core goods and energy groups, which are relatively more susceptible to imported input prices, came to the forefront. Following a recovery in the tourism sector, an increase in food prices contributed to a rise in the headline inflation rate in 2017. During this period, aggregate demand conditions also exerted some pressure on prices, as the economic activity remained strong. Services inflation posted a measured rise in 2017, which can be attributed to (i) food prices (through catering services), (ii) fuel prices (through transportation services), and (iii) exchange rate movements (particularly through maintenance and repair services). In line with these factors, producer price inflation rose to 15.47% in 2017, and led cost-push effects on consumer prices.

In 2018, annual consumer inflation stood at 20.3%. The depreciation of the Turkish Lira, increasing commodity prices and strong demand conditions in the first half of the year were the main factors causing inflation to overshoot the target in 2018. The impact of the increase in Turkish Lira-denominated import prices was evident, particularly in core goods and energy groups, which have relatively high imported input intensity. On the other hand, tax cuts in durable goods and partial appreciation in the Turkish Lira in the last months of the year curbed the inflation in core goods. Meanwhile, the sliding-scale tariff system in fuel and deceleration in international oil prices limited energy inflation despite increasing administered energy prices. Another major contribution to the rise in inflation came from food prices. Food inflation ended 2018 at a level above the headline consumer inflation with 25.11%, due to cost pressures, adverse supply conditions for some products. In 2018, annual inflation in the services group rose due to the depreciation of the Turkish Lira, backward indexation in pricing behavior, stronger cost pressures in sectors related to food and energy and demand-side effects driven by the robust course in tourism. Due to these factors, services inflation stood at 14.46% at the end of the year. Overall, the depreciation of the Turkish Lira and rising international commodity prices drove inflation above the target in 2018, while weakening economic activity in the second half of the year pulled inflation down to some extent. Finally, producer prices increased by 33.64% in 2018 and thus the producer prices based cost pressures on consumer inflation remained throughout the year.

In 2019, consumer inflation fell significantly, ending the year at 11.84%. Waning effects of the exchange rate, mild demand conditions, improvement in inflation expectations and favorable import prices contributed to the disinflation process. On the other hand, tax and administered price adjustments, as well as real unit labor costs, were the main factors limiting the decline of inflation. The underlying trend of inflation improved throughout the year and core indicators B and C receded to 10.76% and 9.81%, respectively, at the end of the year. In terms of major sub-indices, disinflation was primarily driven by core goods and food groups. The core goods group benefited mainly from the dissipating impact of exchange rate pass-through. Food inflation rose in response to adverse supply conditions in fresh fruits and vegetables in the first quarter and then trended downwards in the rest of the year. Services inflation remained relatively high before partly improving in the last quarter of 2019. Real unit labor costs, and brisk tourism demand led services inflation to rise. The outlook for energy prices was led by the developments in administered prices. Despite the significant adjustments in electricity and natural gas prices in the second half of the year, base effect kept annual energy inflation at relatively low levels, 10.98% at the end of the year. The sliding scale system in fuel products that was implemented from time to time prevented excessive fluctuations in prices throughout the year. In the meantime, price hikes in tobacco products led by ad valorem and specific SCT regulations curbed disinflation. Finally, in line with the consumer inflation, the producer inflation substantially decreased from 33.6% to 7.4% at the end of the year.

In 2020, CPI inflation reached 14.60%. While annual headline inflation remained almost flat around 12% over the first ten months of the year, the pandemic and the measures taken against it led to a different path, outcomes of which had an adverse effect on inflation and inflation expectations. In 2020, the main driver of consumer inflation was exchange rate developments. International commodity prices, excluding energy, gained momentum in the second half of the year and even exceeded pre-pandemic levels in the last quarter.

The elevated cost pressure, which was aggravated by the exchange rate developments and disruptions in global supply chains, pushed producer prices higher and exerted pressure on consumer prices as an additional factor. On the other hand, the government introduced a number of measures to contain pandemic-related cost pressures. Short-time work allowance, which was aimed at preventing layoffs and reducing labor costs amid shorter working hours, temporary reductions in VAT rates in certain services sector groups, and the implementation of the sliding scale system in fuel products over the last quarter constitute the top of the list in this respect. Against this backdrop, annual inflation in services, where the effects of the lockdown and the change in consumer preferences were more visible, and in energy fell in 2020. Food group as well as the core goods group, excluding the clothing and footwear group that was adversely affected by the pandemic, registered increases in their annual inflation. Particularly, annual inflation in durables, which are highly sensitive to exchange rate and credit developments, increased to 30.40%. Fresh fruit-vegetables, and items which are classified under other unprocessed food and have high import content were the leading factors in higher food inflation. In accordance with these developments, producer prices increased to 25.15% from a low base, keeping cost pressures on consumer prices elevated.

Consumer inflation increased by 21.48 points and ended 2021 at 36.08%. While headline inflation increased by 6.71 points during the first eleven month of the year, following the exchange rate depreciation, it increased by 14.77 points in December. In 2021, increasing price trends in international energy, food and other commodities, disruptions in global supply chains and the increments in freight costs, easing of pandemic-related restrictions, strong demand conditions and exchange rate developments were the main determinants of the rise in consumer inflation. While TL-denominated international energy prices put upward pressure on consumer prices both directly, through domestic energy prices, and indirectly by increasing production costs across the domestic supply chain, the government put a series of measures in place to contain these inflationary pressures. In addition to the implementation of the sliding scale system applied to fuel prices, which helped to curb both direct and indirect inflationary effects of increasing energy prices, the government also subsidized electricity and natural gas prices for household consumption and thereby were able to ease related inflationary effects. At the same time, increases in TL-denominated agricultural commodity prices coupled with adverse weather conditions led to a rise in inflation in food and non-alcoholic beverages. While rising food inflation affected consumer prices in food services, the inflationary effects of steps taken with respect to the pandemic-related normalization process were also observed in several subgroups of services. In the core goods group, exchange rate depreciation in addition to increasing commodity prices, sectoral supply constraints and the effects of disruptions in global supply chains were the main determinants of the rise in inflation. Finally, in line with this background, producer price inflation reached 79.89% and producer price-based cost pressures on consumer inflation remained throughout the year.

Table 21

Uncertainty Band around Target and Inflation Realizations

	Dec. 2017	Dec. 2018	Dec. 2019	Dec. 2020	Dec. 2021
Uncertainty Band (upper limit)	7.0	7.0	7.0	7.0	7.0
Uncertainty Band (lower limit)	3.0	3.0	3.0	3.0	3.0
Realization	11.9	20.3	11.8	14.6	36.1

Sources: TURKSTAT, CBRT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Table 22

Inflation (percentage change)

Year	Producer Price Index (%)	Consumer Price Index (%)
2017	15.5	11.9
2018	33.6	20.3
2019	7.4	11.8
2020	25.2	14.6
2021	79.9	36.1

Source: TURKSTAT

EDUCATION

The literacy rate among individuals aged 6 years and over increased from 96.7 % in 2017 to 97.5% in 2021. The literacy rates for men and women were 99.3% and 95.7% in 2021, respectively.

According to the Ministry of National Education statistics, the number of students (including open education students) in the educational year 2020-2021 was 26.01 million, of whom 4.7% were in pre-primary school, 20.4% were in primary school, 18.8% were in lower secondary school, 24.2% were in secondary school and 31.6% were in university.

ENVIRONMENT

The current National Development Plan of Türkiye has placed sustainable development at its center with a focus on green growth. To protect and improve the quality of the environment, implement sustainable development principles, and internalize green growth approach, strategies and policies have been adopted and projects and programs on strengthening legislation and institutional structure have been implemented.

In July 2019, Türkiye presented its second Voluntary National Review (VNR) report on the implementation of 2030 Agenda for Sustainable Development at the, High Level Political Forum on Sustainable Development (HLPF) under the auspices of the United Nations Economic and Social Council. This VNR Report assesses the progress between 2010-2018 with an emphasis on the period after the adoption of Agenda 2030. In the overall context of SDGs, Türkiye has reached an advanced level in respect of policies, strategies and legislation, while there is room for improvement with regards to practices and projects. SDG 1: No poverty, SDG 3: Good health and well-being, SDG 6: Clean water and sanitation, SDG 7: Affordable and clean energy, SDG 9: Industry, innovation and infrastructure and SDG 11: Sustainable cities and communities stand out as the goals towards which significant progress has been achieved.

The second VNR report indicates that forestry areas increased from 21.2 million hectares in 2007, to 22.6 million hectares in 2018, as a result of reforestation efforts. While this increases carbon sequestration in the atmosphere, it also strengthens the resilience of ecosystems and improves climate adaptation. Furthermore, Türkiye was one of the first countries which set Land Degradation Neutrality Targets.

Türkiye’s greenhouse gas (GHG) emissions have increased, primarily due to economic and population growth, paired with a corresponding increase in energy demand and industrialization. Türkiye’s total GHG emissions reached 523.9 million tons CO2 eq in 2020. As of the end of 2020, emissions were 6.3 ton CO2 eq/capita. Türkiye signed the Paris Agreement on April 22, 2016, and undertakes “up to 21% reduction in GHG emissions from the Business as Usual (BAU) level by 2030” in its Intended Nationally Determined Contribution (INDC) submitted to UNFCCC. With the Paris Agreement verified by the Turkish Grand National Assembly in 07.10.2021, Türkiye aims to realize its reduction targets through measures taken and policies implemented in the energy, industrial processes, agriculture, land use and waste sectors.

Nearly the entire population has access to clean water and sanitation as a result of targeted investments. The ratio of municipal population who benefit from drinking and using water supplies is 99.0% as of 2020. 91.0% of the population benefited from sanitation systems in 2020. In the context of efficient management of water resources, master plans for 25 basins and river basin management plans for 11 basins have been completed.

Türkiye is a party to most of the multilateral environmental agreements. Türkiye is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan and the Black Sea Environment Program pursuant to which these countries will operate under the same agenda regarding environmental issues.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Türkiye on December 7, 1994, is to ensure the protection of competition by providing necessary supervision and regulations.

The Competition Act prohibits the following:

•

Agreements, concerted practices, decisions and practices of undertakings (or commercial entities), or associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (for example, agreements involving price fixing, market sharing, et cetera);

•

Abuse, by one or more undertakings, of their dominant position in a market for goods and services within the whole or a part of the country on their own or through agreements with others or through concerted practices (for example preventing, directly or indirectly, another undertaking from entering into the commercial activity); and

•

Mergers or acquisitions of two or more undertakings that would result in a significant lessening of effective competition within a market for goods or services in the entirety or a portion of the country, particularly in the form of creating or strengthening a dominant position.

The Competition Act has been enforced by the Turkish Competition Authority (the “TCA”) since 1997, when the TCA was formed. The Competition Board is the decision-making body of the TCA and has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is a stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Trade, but is independent in fulfilling its duties. The TCA is empowered to submit its opinions regarding draft legislation to relevant administrative and legislative bodies.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity that violates the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an firm’s/association of firm’s managers or employees who are determined to have had a decisive influence with respect to the violation. Firms or associations of firms or their managers and employees who apply for leniency with the TCA may not be fined or may have their fines reduced due to such application for leniency. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

The Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e. elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated.

The following table presents a summary of the cases concluded by the TCA between 2017 and 2021:

Table 23

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions (including Privatizations)	TOTAL
2017	80	32	184	296
2018	88	44	223	355
2019	69	35	208	312
2020	65	34	220	319
2021	74	22	309	405
TOTAL	376	167	1,144	1,687

Source: TCA

In 2017, the following legislation was adopted:

•

Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board: This Communiqué introduces amendments to Communiqué No. 2010/4 including: (i) abolishing the requirement that the Competition Board re-establish turnover thresholds every two years; (ii) deeming any merger or acquisition transactions between the same persons or parties or in the same relevant market by the same undertaking occurring within a three-year time period to be one single transaction; and (iii) creating conditions related to notice regarding transactions through serial purchases in stock exchanges.

•

Block Exemption Communiqué No. 2017/3 on Vertical Agreements in the Motor Vehicle Sector: This Communiqué establishes the conditions for granting block exemption to distribution agreements in the motor vehicle sector. Communiqué No. 2017/3 replaces the former Block Exemption Communiqué No. 2005/4 and introduces changes in (i) general block exemption conditions, (ii) non-compete obligations and multi-branding, and (iii) market share thresholds.

•

Guidelines Explaining the Block Exemption Communiqué on Vertical Agreements in the Motor Vehicle Sector: The Guidelines explain factors relating to implementation of Communiqué No. 2017/3, minimizing the uncertainties that may arise in the interpretation of the Communiqué.

In 2018, the following legislation was adopted:

•	Amendments to the Guidelines on Vertical Agreements: These guidelines were amended in order to provide further guidance on (i) online sales and (ii) most favored customer clauses (MFCs).

•

Guidelines on Cases Considered as a Merger or an Acquisition and the Concept of Control: As noted above, Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board introduced amendments to Communiqué No. 2010/4. Consequently, the Guidelines were updated accordingly to explain that transactions between the same persons or parties or in the same relevant market by the same undertaking in a period of 3 years are considered as a single transaction with respect to the calculation of turnover of the parties.

•

Guidelines on Undertaking Concerned, Turnover and Ancillary Restraints in Mergers and Acquisitions: The above mentioned amendment was also reflected in this guideline. It was clarified that in the case of taking control of an undertaking through security purchases from different sellers via serial transactions in the stock market, such transaction should be notified to the Board as soon as possible, and transactions can only be notified to the Board after its realization under certain conditions.

In 2019, no new regulation, communiqué or guideline was published by the TCA.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Türkiye is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. Regarding legislative alignment with the acquis in the field of competition rules and administrative capacity of the TCA, the Türkiye 2019 Report prepared by the European Commission reiterates that Türkiye’s legislative framework is broadly aligned with the acquis, enforcement capacity is adequate and implementation is effective overall. In addition to these comments, the Türkiye 2019 Report also states that Türkiye needs to harmonize its legislation with the acquis by introducing de minimis commitments and settlement procedures as well as certain amendments relating to merger controls.

Following these points of the European Commission in Turkiye 2019 Report, in 2020 the legislation below was adopted:

•

On 16.06.2020, the Grand National Assembly of Türkiye (TGNA) passed the Act No: 7246 amending the Act on the Protection of Competition No. 4054. It came into force on 24.06.2020 after it was published in the Official Gazette No: 31165.

The amendments to the Act aim at increasing the efficiency of the Competition Authority and application of the Law. This can be understood from the fact that the Bill includes the “commitment” and “settlement” procedures, it grants the Competition Board (the Board) the power of determining a safe harbour for agreements between undertakings that the Board considers to have non-appreciable effects on competition (de minimis), and it also introduces the “significant lessening of effective competition test” instead of the “dominance test” for mergers and acquisitions. Another major amendment clarified investigative powers regarding methods that are used to collect electronic data. In that regard, the new wording of the article provides legal clarity and predictability, and in doing so empowers the investigative tools of the TCA. In addition to these changes, the new amendment also grants the Board the power to set structural remedies .

In 2021, certain secondary legislation in line with the amendments to the law in 2020 were completed. Pursuant to this secondary legislation, the Republic issued the De Minimis Communiqué, Settlement Regulation and Commitments Communiqué. Additionally, Communiqué Amending the Block Exemption Communiqué on Vertical Agreements was issued in November 2021, which provides that the vertical block exemption will apply on the condition that the market share held by the relevant supplier does not exceed 30% of the relevant market. Previously, a 40% market share threshold was applied.

The TCA actively participates in the meetings of the Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis, presents written papers and oral presentations, and attends other meetings at the international level. In recent years, the TCA has signed Memorandums of Understanding with the competition agencies of Kyrgyzstan (2015), Georgia (2016), Tunisia (2017), Peru (2017), Kosovo (2018), Northern Macedonia (2018), Serbia (2018),Albania (2018), Azerbaijan (2020) and Morocco (2021) each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (as amended by Law No. 6552, the “Copyright Law”) provides protection for scientific and literary works (including computer programs), musical works, works of fine art (including textile and fashion designs), cinematographic works, and derivations. Under the Copyright Law, an author has the exclusive right to perform or authorize or prohibit the use of his works which fall into one of the above-mentioned categories, including the rights of adaptation, reproduction, distribution, performance, presentation and communication to the public (which includes broadcasting, retransmission, and “making available” rights).

The Copyright Law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation, or other modification of their work that would be prejudicial to their honor or reputation. Performers, cinema and music producers, and broadcasting organizations have related rights according to Article 80 of the Copyright Law.

Within the provisions of the Copyright Law, copyright collecting societies carry out collective rights management activities relating to the exercise of economic rights on covered works and subject matters with related rights (including performances, cinema and music products, broadcasts), including determining the tariffs, making contracts, collecting revenues, and making distributions to right-holders.

Türkiye signed the UNESCO Convention on the Protection and Promotion of the Diversity of Cultural Expressions 2005, and completed the internal ratification in 2017.

The main task of the Turkish Patent and Trademark Office (“TURKPATENT”) is to perform registration pursuant to provisions of relevant acts of industrial property rights, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TURKPATENT acts as a mediator in the performance of license transactions, acts as an expert before the courts, guides technological transfers and submits such information for the benefit of the public, cooperates with national/international institutions, and ensures the implementation of agreements in the field of industrial property rights.

TURKPATENT has prepared three strategy documents in coordination with the relevant governmental and non-governmental institutions on Industrial Property Rights (“IPRs”). The new Design Strategy Paper and Action Plan document, which covers the period from 2018 to 2020, was adopted by the Higher Planning Council on June 18, 2018. The new IP Strategy Document for the period from 2019 to 2023 was drafted and submitted to the President’s Office for final approval as an obligation of the Presidency’s 100-Day Work Plan.

As a founding member of the World Trade Organization (“WTO”), Türkiye adopted its contemporary national industrial property legislation in 1995. Türkiye’s intellectual property legislation was reviewed successfully by the WTO Member States during the Trade Policy Review Mechanism of the WTO, amongst other obligations arising from the WTO Agreements, on March 15-17, 2016. Türkiye’s intellectual property legislation was further updated and the new Turkish Industrial Property Code No: 6769, entered into force on January 10, 2017. The IP Code No: 6769 brought a number of substantial changes in the Turkish intellectual property system, including updates in administrative structure and capacity of TURKPATENT, which changed its previous title (Turkish Patent Institute) to the new “Turkish Patent and Trademark Office”.

TURKPATENT has been an International Search and Examination Authority (“ISEA”) for patent applications through the Patent Cooperation Treaty since October 2016.

The TURKPATENT currently administers bilateral cooperation protocols with the Industrial Property Offices of the following countries: Albania, Azerbaijan, Austria, Brazil, Bulgaria, Czech Republic, People’s Republic of China, Denmark, Germany, Morocco, France, South Korea, Georgia, Islamic Republic of Iran, Spain, Sweden, Italy, Japan, Kirgizstan, Macedonia, Mongolia, Moldova, Pakistan, Romania, Russian Federation, Serbia, Syria, Tajikistan, Tunisia and Uzbekistan.

Table 24

Statistics Regarding Industrial Property Rights Applications	2017	2018	2019	2020	2021
Number of Patent Applications	19,283	18,504	19,916	18,705	17,566
Number of Utility Model Applications	3,320	2,770	2,971	3,627	4,490
Number of Trademark Applications	121,108	120,008	134,353	170,590	191,779
Number of Industrial Design Applications	9,009	9,202	10,346	11,306	15,608

Table 25

Statistics Regarding Industrial Property Rights Registrations/Grants	2017	2018	2019	2020	2021
Number of Patent Granted	12,424	13,882	13,720	13,017	12,566
Number of Utility Model Issued	2,088	335	690	1,179	2,591
Number of Trademarks Registered	85,573	105,996	83,409	98,782	129,423
Number of Industrial Designs Registered	9,890	8,521	39,889	10,076	13,036

Source: TURKPATENT

SOCIAL SECURITY SYSTEM

The defined benefit social security system in Türkiye has been run by the Social Security Institution (the “SSI”) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services. In 2008, the social security system was amended by the Social Security and Universal Health Insurance Law (Law No. 5510).

The most important parameters of the social security system are provided in the table below.

Table 26

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2036

Contribution Period • Workers • Others	7000 days 9000 days	7200 days 9000 days

Valorization of Contribution for Workers and Self-Employed Valorization of Contribution for Civil Servants	100% real GDP growth + 100% CPI Last Salary	30% real GDP growth + 100% CPI 30% real GDP growth + 100% CPI

Replacement Rate
• Civil servant • Others	50% + 1% for each year 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: Ministry of Treasury and Finance

Total budgetary transfers from the central government to the SSI were 3.5% of GDP in 2021.

Table 27

Revenues and Expenditures of Social Security Institution (in billions of Turkish Lira)	2017	2018	2019	2020	2021
Revenues	289	369	424	473	633
Expenditures	313	385	464	540	655
Rev.—Exp.	-24	-16	-40	-67	-22
Budgetary Transfers (“BT”)	128	151	197	249	252
BT as % of GDP	4.1%	4.0%	4.6%	4.9%	3.5%

Source: Social Security Institution

The goals of pension reforms are eliminating the gap among insured in terms of services and gradually eliminating the deficit of the social security system.

The goals of the reform in health services are implementation of Universal Health Insurance which covers the entire population, countrywide implementation of family medicine and easier access to all health care services by the insured.

The mandatory unemployment insurance system was introduced in 1999. The Turkish Employment Agency (ISKUR) is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for the State based on the employee’s gross salary. As of December 31, 2021, the total asset value of the Unemployment Insurance Fund was TL 90.8 billion.

Private Pension System

Law No. 4632 (Private Pension Savings and Investment System Law) (a) establishes the regulation and supervision of the private pension system which is complementary to the state social security system on the basis of voluntary participation and a fully-funded defined contribution, directing private pension savings to long term investments, (b) improves welfare level during retirement by providing a supplementary pension income, and (c) contributes to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Private Pension Savings and Investment System commenced on October 27, 2003.

Law No. 6327, effective on January 1, 2013, established a state match of 25% for the contributions made by the system participants, which is capped at 25% of the annual gross minimum wage for each participant. As a result of Law No. 6327, the number of new participants who have entered into the system has increased by approximately 4 million between 2013 and 2021. As of January 2022, the state match rate has been increased to 30%.

“Automatic Enrollment” that is applied to workplace-based private pension schemes and based on Law No. 6740 amending the Private Pension Savings and Investment System Law No. 4632 commenced on January 1, 2017. Under Automatic Enrollment, employees are automatically enrolled in a private pension scheme by their employers using a certificate based upon the pension contract between the employer and the pension company, but have the discretion to opt out of the scheme at any time. The state matching required by Law No. 6327 also applies to Automatic Enrollment, with additional incentives of a welcoming bonus and an additional state match of 5% for the contributions of any employee who elects to receive his or her retirement benefit as an at least ten-year period annuity product.

As of the end of 2021, in the individual-voluntary pension system, there were 15 pension companies, 7,092,020 participants, and 8,560,238 active pension contracts. As of the end of 2021, there were 6,196,692 employees enrolled in the Automatic Enrollment program and 8,419,088 certificates. The total amount of funds held by these two systems was TL 221.4 billion (and TL 244.4 billion including state match contributions).

EXCHANGE RATES AND EXCHANGE POLICIES

Türkiye adopted the floating exchange rate regime in 2001 and the Central Bank of the Republic of Türkiye (the “CBRT”) began to practice the inflation targeting regime in 2006.

The principles regarding foreign exchange transactions are set forth in the Decree No. 32 on the Protection of the Value of Turkish Currency. Pursuant to this Decree, foreign exchange (“FX”) shall be freely imported into and exported from the country, residents and non-residents may freely keep and transfer foreign exchange abroad through banks. Taking out foreign currency banknotes greater than €10,000 or its equivalent shall be made in accordance with the principles set forth by the Ministry of Treasury and Finance. The CBRT, banks and other establishments determined by the Ministry of Treasury and Finance shall conduct foreign exchange transactions specified by this Decree.

Additionally, to prevent the exposure of economic actors that do not have adequate foreign exchange income to exchange rate risk, a new regulatory framework for FX credit acquisition has been introduced. This regulation has become effective as of May 2, 2018. According to this regulation, companies with an outstanding FX loan balance below U.S.$15 million will be eligible for using FX loans limited with their total FX revenues of the last three consecutive fiscal years. Companies residing in Türkiye with no foreign currency income may not use foreign currency loans, subject to a number of exceptions set forth in the Capital Movement Circular. The regulation also bans FX-indexed loans. In addition, on November 6, 2018, a new regulation became effective regarding the procedures and principles regarding the repatriation of export proceeds. According to this regulation, the repatriation of such proceeds shall be finalized within 180 days from the date of dispatch of goods.

The CBRT is implementing a floating exchange rate regime. Under the current regime, the foreign exchange supply and demand are mainly determined by economic fundamentals, the monetary and fiscal policies implemented, international developments and expectations. The CBRT has no nominal or real exchange rate target. Nevertheless, if the exchange rate movements do not reflect the economic fundamentals and affect the price stability, the CBRT will take necessary measures to prevent excessive volatility. Moreover, the CBRT closely monitors exchange rate developments and related risk factors and takes necessary measures and employs due instruments to ensure that the FX markets operate efficiently.

On January 17, 2017, the CBRT opened the Foreign Exchange Deposits against Turkish Lira Deposits market with the aim of enhancing flexibility and instrument diversity of the Lira and FX liquidity management. FX Deposits against TL Deposits auctions were held until March 2019. However, offshore market developments in March 2019 led to a rise in the amount of Turkish Lira funding that banks demanded from the CBRT, obviating the need for such auctions. Consequently, the CBRT suspended the auction process.

Further, on November 18, 2017, the CBRT launched the Turkish Lira-settled forward foreign exchange sale auctions and continued to hold such auctions until December 31, 2018. On December 21, 2021, in order to help exporting and importing companies manage exchange risk, the TL-settled foreign exchange forward selling auctions were restarted with maturities of 1 month and 3 months and continued to hold such auctions until February 15, 2022.

In 2018, in response to elevated exchange rate volatility and unhealthy price formations in the market, the CBRT expanded its instrument set and used these instruments optimally to ensure efficient functioning of the markets and to support the transmission mechanism. Accordingly, the CBRT started to conduct Turkish Lira-settled forward foreign exchange transactions with corporate and retail investors at the Derivatives Market (“VIOP”) operating under Borsa İstanbul (“BIST”).

On November 1, 2018, TL currency swap market was opened to enhance banks’ efficiency in TL and FX liquidity management. These transactions are conducted at one-week maturities via quotation method with banks and the maximum amount for these transactions is determined in line with market needs. On August 5, 2019, the CBRT decided that Turkish Lira currency swap transactions conducted via quotation method, would also be executed with one, three and six month maturities via traditional auction (multiple price) method.

The CBRT also conducted foreign exchange Turkish Lira swap transactions with maturities longer than one week in U.S. Dollar and Euro in the organized swap market under the BIST. However, as of December 27, 2021, the CBRT decided to shift transactions in the BIST Swap Market to traditional swap auctions with a maturity of 2 weeks.

The existence of an efficient gold swap market is important for a well-functioning domestic gold market. In this context, Turkish Lira Gold Swap Market (for transactions on the buy side) and Foreign Exchange Gold Swap Market (for transactions on both the buy and sell sides) were introduced on May 7 and October 1, respectively in 2019. The CBRT also started to hold gold swap transactions conducted via the traditional (multi-price) auction method on April 24, 2020.

As a result of the significant rise in gold prices in global markets due to the economic uncertainties caused by the COVID-19 pandemic, residents’ gold demand increased in 2020. Hence, in order to meet local gold demand, banks used Gold Against Foreign Exchange Market at the CBRT extensively. Moreover, the CBRT started to carry out location swap transactions and sell gold against FX at the BIST Precious Metals and Diamond Market on March 31 and September 25, respectively in 2020. Starting from October 2020, purchases of gold domestically produced from ore against Turkish Lira were suspended. As residents’ gold demand has decreased, purchases of gold domestically produced from ore against Turkish Lira have been re-started as of May 2021. In addition, the CBRT started to buy gold against Turkish Lira at the BIST Precious Metals and Diamond Market in June 2021, although the volume of transactions is quite limited.

Regarding exchange rates, the following table displays the average rates of exchange of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Table 28

Exchange Rates

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket*
2017	3.65	4.12	3.24	3.89
2018	4.81	5.66	4.34	5.24
2019	5.67	6.35	5.19	6.01
2020	7.01	8.03	6.56	7.52
2021	8.89	10.47	8.04	9.68

*	The basket consisting of U.S.$0.5 and €0.5.

Source: CBRT

INTERNATIONAL LENDING

Between January 1, 2017 and December 31, 2021, Türkiye received approximately U.S.$6.26 billion from the International Bank for Reconstruction and Development (“IBRD”). This IBRD package consists of development policy loans and investment loans.

The World Bank Group provides financing for private sector investments through the International Finance Corporation (“IFC”), and guarantees for non-commercial risks through the Multilateral Investment Guarantee Agency (“MIGA”). Türkiye received approximately U.S.$2.7 billion from IFC between Fiscal Years 2017 and 2021. MIGA guarantees issued for investments in Türkiye reached almost U.S.$1.6 billion in the same period.

A summary of the program and investment loans approved by IBRD between January 1, 2017, and December 31, 2021, are as follows:

Table 29

	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Program Loans
Resilience, Inclusion and Growth DPL	€350,900,000	$400,000,000	August 29, 2017	September 11, 2017	Fixed	EURIBOR+0.55%	January 15, 2028
Investment Loans
Sustainable Cities Project – 2	€73,500,000	$91,540,000	April 12,2018	May 16, 2018	Fixed	EURIBOR+1.25%	March 15, 2048
Gas Storage Expansion Project	$600,000,000	$600,000,000	May 22, 2018	June 11, 2018	Fixed	LIBOR+1.20%	November 15, 2040
Inclusive Access to Finance	$400,000,000	$400,000,000	May 22, 2018	June 7, 2018	Variable	LIBOR+0.87%	April 15, 2047

	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Irrigation Modernization Project	€222,300,000	$252,000,000	January 22, 2019	February 15, 2019	Fixed	EURIBOR+0.50%	July 15, 2029
Sustainable Cities Project 2 – Add. Finance	€500,000,000	$560,600,000	May 24, 2019	July 10, 2019	Fixed	EURIBOR+1.45%	May 15, 2049
Disaster Risk Management in Schools Project	€267,600,000	$300,000,000	June 20, 2019	August 8, 2019	Fixed	EURIBOR+0.70%	January 15, 2030
Türkiye Energy Efficiency in Public Buildings	€135,900,000	$150,000,000	November 5, 2019	December 12, 2019	Fixed	EURIBOR+0.50%	January 15, 2030
Türkiye Emergency COVID-19 Health Project	€91,400,000	$100,000,000	April 24, 2020	May 4, 2020	Fixed	EURIBOR+0.50%	July 15, 2030
Formal Employment Creation Project	€316,000,000	$347,350,000	March 31, 2020	June 1, 2020	Variable	EURIBOR+1.19%	March 15, 2045
Long Term Export Finance Guarantee	€190,000,000	$208,800,000	June 26, 2020	June 26, 2020	Fixed	EURIBOR+2.24%	June 22, 2030
Safe Schooling and Distance Education Project	€143,800,000	$160,000,000	June 25, 2020	July 23, 2020	Fixed	EURIBOR+0.65%	July 15, 2030
Rail Logistics Improvement Project	€314,500,000	$350,000,000	June 30, 2020	July 24, 2020	Fixed	EURIBOR+0.65%	July 15, 2030
Emergency Firm Support Project-TKYB	$250,000,000	$250,000,000	August 28, 2020	September 9, 2020	Variable	LIBOR+1.20%	April 15, 2045
Emergency Firm Support Project-Vakıfbank	$250,000,000	$250,000,000	August 28, 2020	September 9, 2020	Fixed	LIBOR+1.40%	March 1, 2043
Renewable Energy Integration - Add. Finance	€289,500,000	$325,000,000	February 28, 2020	December 1, 2020	Variable	EURIBOR+0.60%	November 15, 2033
Türkiye Organized Industrial Zones Project	€250,300,000	$300,000,000	January 25, 2021	February 26, 2021	Fixed	EURIBOR+0.65%	February 15, 2031
Türkiye Rapid Support for Micro and Small Enterprises	$300,000,000	$300,000,000	December 18, 2020	March 8, 2021	Fixed	LIBOR+0.80%	June 1, 2031
Municipal Services Improvement Project	€135,355,000	$148,800,000	March 31, 2020	March 17, 2021	Fixed	EURIBOR+1.55%	January 15, 2050
Long Term Export Finance Guarantee	€60,000,000	$65,900,000	May 20, 2021	May 20, 2021	Fixed	EURIBOR+1.61%	May 20, 2031
Seismic Resilience and Energy Efficiency in Public Buildings	€219,400,000	$265,000,000	June 9, 2021	September 7, 2021	Variable	EURIBOR+0.53%	July 15, 2031
Türkiye Resilient Landscape Integration Project	€111,800,000	$135,000,000	June 9, 2021	September 7, 2021	Variable	EURIBOR+0.53%	July 15, 2031
Türkiye Geothermal Development Project- TKYB	$150,000,000	$150,000,000	December 16, 2021	December 21, 2021	Variable	LIBOR+1.23%	August 15, 2046
Türkiye Geothermal Development Project- TSKB	$150,000,000	$150,000,000	December 16, 2021	December 21, 2021	Variable	LIBOR+1.23%	October 15, 2049

*	For the variable spread loans, the spread rates are determined quarterly by the World Bank (https://treasury.worldbank.org/en/about/unit/treasury/ibrd-financial-products/lending-rates-and-fees#a).

Effective from January 1, 2022, the reference rates for variable-spread loans has switched to SOFR for USD loans. Effective from July 1, 2023, the reference rates for fixed-spread loans will switch to SOFR for USD loans.

A note purchase agreement between the IMF and the Central Bank of the Republic of Türkiye became effective on October 17, 2013. Under this agreement, Türkiye agreed to contribute up to U.S.$5 billion to the IMF, to be counted as part of its international reserves. On October 8, 2020, Türkiye signed a new Note Purchase Agreement with a new amount of U.S.$2.15 billion, effective from January 2021.

The IMF mission visited Türkiye from May 4, 2017 to May 11, 2017 in preparation for the Article IV regular consultations.

An IMF staff mission visited Türkiye from January 31, 2018 and February 13, 2018 in order to discuss recent economic developments and monetary and fiscal policies for 2018. On April 30, 2018, the staff report was published. The Article IV report underlined that the Turkish economy had recorded a strong recovery and an impressive economic growth and job creation after the 2016 failed coup attempt. The report highlighted that the large fiscal stimulus, including increased public-private partnership activity, temporary tax breaks, continued minimum wage subsidies, employment incentive schemes and policy-driven credit impulse boosted consumption and investments throughout the year, brought strong economic recovery. The IMF welcomed the authorities’ steps towards the monetary tightening. The IMF also emphasized the need to contain the overall fiscal and quasi-fiscal stimulus.

From September 12, 2019 to September 23, 2019, the IMF mission visited Türkiye to hold discussions for the 2019 Article IV regular consultation. On December 9, 2019, the Executive Board of the IMF concluded the Article IV consultation with Türkiye and the staff report was published on December 26, 2019. In this report, improved economic growth performance thanks to policy stimulus and favorable market conditions following the sharp lira depreciation in late-2018 was underscored. The report noted the recovery in lira and a remarkable adjustment in the current account. However, the IMF also emphasized the need for reforms to address vulnerabilities, strengthen policy credibility and boost productivity to achieve strong and sustainability growth over the medium term.

Due to the COVID-19 pandemic, the IMF postponed all country Article IV consultations for a period of 6 months as of April 2020. As a result of the postponement, Türkiye could not hold an Article IV meeting in 2020.

Türkiye’s 2021 Article IV regular consultation were held on 11-25 January 2021, including the follow-up discussions that ended on April 30, 2021 in a virtual format due to the pandemic. On June 11, 2021, the staff report was published. The Article IV report underlined that the initial policy response to the pandemic—and subsequent sharp growth rebound—set Türkiye apart from its peers. The report noted that rapid monetary and credit expansion and large liquidity support meant that Türkiye was among the few countries to experience positive economic growth in 2020. However, the IMF also underlined that these policies also aggravated pre-existing economic and financial vulnerabilities.

For the ongoing 2021 FSAP Update of Türkiye, the IMF and World Bank staff mission began consultations with related authorities of Türkiye in September 2021. The first consultations were held in virtual format between September 20, 2021 and October 1, 2021. The second consultations were held in virtual format between January 31, 2022 and February 28, 2022. The IMF and World Bank staff mission made two separate visits to Türkiye within the scope of the 2021 FSAP Update of Türkiye and met with representatives from both the public and private sectors to examine the stability and soundness of the Turkish Financial System in detail. The first visit occurred between May 10, 2022 and May 16, 2022. The second visit occurred between June 15, 2022 and July 5, 2022. IMF and World Bank staff will produce technical reports on relevant areas on the assessment in addition to the main reports, namely the Financial System Stability Assessment and Financial Sector Assessment Reports.

Türkiye is one of the founding members of the Islamic Development Bank. Islamic Development Bank Group (“IDBG”) has provided U.S.$12.12 billion in financing since its establishment. Türkiye has ranked fourth in terms of cumulative approvals among IDBG members.

As one of the founding members, Türkiye became a recipient country of the European Bank for Reconstruction and Development (“EBRD”) in 2008. Türkiye holds the Director position permanently representing Türkiye, Romania, Azerbaijan, Moldova and Kyrgyz Republic at the Board of Directors of EBRD. As of the end of 2021, EBRD has provided approximately €15.5 billion of financing for projects in Türkiye, almost entirely in the private sector. The annual bank investment (signed operations) of EBRD in Türkiye was €2 billion in 2021. Türkiye has been one of the largest individual recipients on average between 2016-2021 at the EBRD. The EBRD leads Türkiye’s operations under a separate managing director in two resident offices in Istanbul and Ankara.

Türkiye is one of the founding members of the Black Sea Trade and Development Bank (“BSTDB”). As of May 31, 2022, Türkiye represents the greatest share (19.54%) of the bank’s active portfolio in terms of signings. Cumulatively, the BSTDB approved €1.49 billion financing for 51 projects in Türkiye.

Türkiye signed a total of approximately €500 million worth of various financing agreements with the European Investment Bank from 2017 to 2018. Türkiye has not secured any financing from the European Investment Bank since 2018.

Türkiye is one of the founding members of the Council of Europe Development Bank (the “CEB”). Türkiye signed a loan agreement totaling €150.0 million with the CEB for financing productive investment projects of micro, small and medium enterprises in 2017. In addition to SME finance facilities, the CEB provided a Public Sector Program Loan in the amount of €200.0 million for supporting the Turkish health system to cope with the spread and consequences of Covid-19 in 2020. In 2021, the CEB provided financing for the Marmaray Project in the amount of €150.0 million and for ISMEP in the amount of €100.0 million.

In 2019, the Kreditanstalt für Wiederaufbau (“KfW”) provided on-lending financing in the amount of €58.6 million to the Development and Investment Bank of Türkiye for the “Municipal Infrastructure Investment Loan” and the “Solar Energy Project”.

In 2019, Türkiye signed a public sector program loan in the amount of €150 million with the French Development Agency (“AfD”), with the aim of supporting Türkiye’s ambitious program of afforestation and erosion control works. Additionally, Ilbank and AFD signed a €63 million agreement on December 6, 2021 under the guarantee of Treasury for the “Municipal Services Project II”.

Türkiye is one of the founding members of the Asian Infrastructure Investment Bank (“AIIB”), established in January 2016. Türkiye assumed the Director position representing Türkiye, Pakistan, Azerbaijan, Georgia, Kyrgyz Republic and Brunei Darussalam at the Board of Directors of AIIB until the beginning of 2020. Türkiye signed a total of U.S.$800 million, U.S.$200 million, U.S.$879 million and U.S.$689 million worth of financing agreements with the AIIB in 2018, 2019, 2020 and 2021 respectively. Through the financing provided between 2018 and 2019 the AIIB mainly supported the energy sector in Türkiye. In 2020 the AIIB provided financing (i) to alleviate liquidity constraints faced by Turkish companies as a result of the COVID-19 pandemic (ii) to ISMEP and (iii) to support the Government of Türkiye in strengthening its healthcare emergency response against the COVID-19 pandemic. In 2021 the AIIB provided financing for (i) COVID-19 Credit Line Project in the amount of U.S.$250 million, (ii) a Renewable Energy and Energy Efficiency Loan in the amount of U.S.$100 million and (iii) the Ispartakule-Çerkezköy Railway Line Project with a €300 million loan.

Türkiye has long lasting relations with Japan Bank for International Cooperation (JBIC). Türkiye has been providing loans from JBIC regarding energy and energy efficiency projects under Treasury guarantee for TKYB and TSKB since 2013. In 2021, JBIC provided financing for TKYB under Treasury guarantee in the amount of U.S.$170 million.

KOSGEB and Ilbank have provided financing from Japan International Cooperation Agency (JICA) in 2021 in the amount of U.S.$300 million and JPY 45 billion respectively.

TSKB has provided financing from China Development Bank (CDB) in 2019 in the amount of U.S.$200 million and TKYB has provided financing from CDB in 2021 in the amount of U.S.$200 million.

In addition to the above-mentioned railway projects, approximately €4.6 billion ECA financing has been provided for three railway projects in Türkiye in 2021:

•

First, an agreement for a €2.4 billion financing guaranteed by UK Export Finance and structured and coordinated by Credit Suisse and Standard Chartered for the Ankara-Izmir High Standard Railway Project.

•

Second, an agreement for a €1.24 billion facility provided by Standard Chartered Bank (SCB), Danish Export Credit Agency (EKF), and Swedish Export Credit Agency (EKN), financing extended through Swedish Export Credit Corporation (SEK) for the Bandırma – Bursa – Yenişehir – Osmaneli High-Standard Railway Project.

•	Third, an agreement for a €923 million financing provided by JP Morgan SE, UK Export Credit Agency (UKEF) and Swedish Export Credit Agency (EKN) for the Mersin-Adana-Gaziantep Railway Project.

Additionally, BOTAŞ provided €400 million from İşBank London Branch in 2021, U.S.$190 million from Garanti Bank Malta Branch and €175 million from ICBC- Macau Branch in 2019 and U.S.$177.5 from Kore Exim Bank in 2018. All of these financings has been provided under the Treasury guarantee. In addition to these commercial loans, BOTAŞ provided financing from EIB (U.S.$270 million) and AIIB (U.S.$600 million) in 2018 which are included in the above-mentioned total amounts of the related IFI.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

In 2017, exports increased by 10.2% to U.S.$164.5 billion and imports increased by 18.1% to U.S.$238.7 billion.

In 2018, exports increased by 7.7% to U.S.$177.2 billion and imports decreased by 3.2% to U.S.$231.2 billion.

In 2019, exports increased by 2.1% to U.S.$180.8 billion and imports decreased by 5.0% to U.S.$210.3 billion.

In 2020, exports decreased by 6.2% to U.S.$ 169.6 billion and imports increased by 4.4% to U.S.$219.5 billion.

In 2021, exports increased by 32.8% to U.S.$225.2 billion and imports increased by 23.6% to U.S.$271.4 billion.

The trade deficit and the current account deficit were U.S.$74.2 billion and U.S.$40.8 billion, respectively, in 2017, and U.S.$54.0 billion and U.S.$21.7 billion, respectively, in 2018. The current account balance recorded a surplus in 2019. The trade deficit and the current account surplus were U.S.$29.5 billion and U.S.$5.3 billion, respectively, in 2019. The trade deficit and current account deficit were U.S.$49.9 billion and U.S$35.5 billion, respectively, in 2020, and U.S.$46.2 billion and U.S.$13.7 billion, respectively, in 2021.

The composition of exports has shifted substantially from agricultural products to industrial products. In 2017, textiles and clothing products increased by 1.7% to U.S.$27.1 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 12.2% to U.S.$90.4 billion. In 2018, textiles and clothing products increased by 2.8% to U.S.$27.8 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 7.5% to U.S.$97.2 billion. In 2019, textiles and clothing products increased by 0.04% to U.S.$27.9 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 0.7% to U.S.$96.5 billion. In 2020, textiles and clothing products decreased by 4.17% to U.S. 26.7 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 6% to US$90.8 billion. In 2021, textiles and clothing products increased by 25.1% to U.S.$33.4 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 32.5% to U.S.$120.3 billion.

Türkiye’s principal trading partners have traditionally been EU member countries. In 2017, EU member countries accounted for 41.3% of total exports and 34.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.9% of total exports in 2017. In 2018, EU member countries accounted for 43.7% of total exports and 33.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.2% of total exports in 2018. In 2019, EU member countries accounted for 42.4% of total exports and 32.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.2% of total exports in 2019. In 2020, EU member countries accounted for 41.3% of total exports and 33.4% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.4% of total exports in 2020. In 2021, EU member countries accounted for 41.3% of total exports and 31.5% of total imports. The largest total export market for Turkish products was Germany, which accounted for 8.6% of total exports in 2021.

The following table presents Türkiye’s total imports, exports and terms of trade for the years indicated:

Table 30

Terms of Trade-Foreign Trade, Value, Volume

(in billions of U.S. dollars unless otherwise indicated)	2017	20182017	20192018	2020	2021
Exports f.o.b. (1)	164.5	177.2	180.8	169.6	225.2
Imports c.i.f. (2)	238.7	231.2	210.3	219.5	271.4
Consumption goods	30.8	25.4	21.2	24.1	24.9
Capital goods	33.4	30.1	26.1	31.8	35.9
Intermediate goods	173.7	174.8	162.5	163.0	210.1
Total Exports
Value	10.2	7.7	2.1	-6.2	-5.5
Price	8.46	4.92	6.55	-5.47	21.66
Volume(3)	1.62	2.66	-4.21	-0.83	9.46
Total Imports(2)
Value	18.1	-3.2	-9.0	4.4	23.7
Price	10.03	-9.25	-4.95	9.62	-1.32
Volume(3)	7.30	6.70	-4.26	-4.85	25.42
Terms of Trade	1.4	-1.4	-0.2	5.2	-10.7

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

Source: TURKSTAT

The following table presents the composition of Türkiye’s exports by sector of trade for the periods indicated:

Table 31

Exports (FOB)* by Sectors and Commodity

(in thousands of U.S. Dollars and percent changes)	2017	2018	2019	2020	2021	18/17	19/18	20/19	21/20
Total	164,494,619	177,168,756	180,832,722	169,637,755	225,217,776	7.7	2.1	-6.2	32.8
Agriculture, forestry and fishing	5,579,339	5,846,649	5,588,545	5,956,937	7,156,041	4.8	-4.4	6.6	20.1
Crop and animal production hunting and related service activities	5,112,795	5,337,306	5,052,063	5,383,757	6,479,332	4.4	-5.3	6.6	20.3
Forestry and logging	15,778	23,616	19,165	17,878	24,864	49.7	-18.8	-6.7	39.1
Fishing and aquaculture	450,767	485,727	517,317	555,303	651,846	7.8	6.5	7.3	17.4
Mining and quarrying	3,497,939	3,393,751	3,200,270	2,932,245	4,059,721	-3.0	-5.7	-8.4	38.5
Mining of coal and lignite	5,263	5,632	4,148	5,794	13,095	7.0	-26.4	39.7	126.0
Extraction of crude petroleum and natural gas	149,966	166,144	224,936	93,124	78,335	10.8	35.4	-58.6	-15.9
Mining of metal ores	1,378,920	1,304,528	1,201,037	1,345,700	2,081,954	-5.4	-7.9	12.0	54.7
Other mining and quarrying	1,963,790	1,917,446	1,770,149	1,487,626	1,886,337	-2.4	-7.7	-16.0	26.8
Manufacturing	154,698,118	167,064,019	171,218,582	159,952,829	212,812,331	8.0	2.5	-6.6	33.0
Manufacture of food products	12,347,652	12,760,886	13,436,543	14,000,134	17,297,730	3.3	5.3	4.2	23.6
Manufacture of beverages	271,833	318,349	307,822	288,867	396,492	17.1	-3.3	-6.2	37.3
Manufacture of tobacco products	604,090	631,581	652,960	643,340	527,360	4.6	3.4	-1.5	-18.0
Manufacture of textiles	11,455,863	11,649,278	11,505,824	11,485,382	14,802,626	1.7	-1.2	-0.2	28.9
Manufacture of wearing apparel	15,636,409	16,198,603	16,353,673	15,212,441	18,598,779	3.6	1.0	-7.0	22.3
Manufacture of leather and related products	1,235,195	1,406,393	1,463,872	1,181,750	1,645,917	13.9	4.1	-19.3	39.3
Manufacture of wood and of prod. of wood and cork except furniture; manuf. of articles of straw and plaitIig materials	775,773	833,164	892,504	966,087	1,457,142	7.4	7.1	8.2	50.8
Manufacture of paper and paper products	2,210,619	2,419,939	2,540,816	2,484,286	2,925,361	9.5	5.0	-2.2	17.8
Printing and reproduction of recorded media	20,606	38,612	20,167	19,366	31,524	87.4	-47.8	-4.0	62.8
Manufacture of coke and refined petroleum products	4,489,599	5,437,301	7,686,278	4,111,386	7,452,461	21.1	41.4	-46.5	81.3
Manufacture of chemicals and chemical products	7,377,428	8,768,550	9,420,531	9,699,677	13,514,231	18.9	7.4	3.0	39.3
Manufacture of basic pharmaceutical products and pharmaceutical preparations	1,015,575	1,315,779	1,439,833	1,832,737	1,898,827	29.6	9.4	27.3	3.6
Manufacture of rubber and plastics products	7,068,365	7,846,137	7,981,718	8,047,190	10,373,938	11.0	1.7	0.8	28.9
Manufacture of other non metallic mineral products	3,817,725	4,199,046	4,747,192	5,140,084	6,373,163	10.0	13.1	8.3	24.0
Manufacture of basic metals	18,924,011	19,287,374	16,892,668	16,467,404	28,901,933	1.9	-12.4	-2.5	75.5
Manufacture of fabricated metal products except machinery and equipment	7,482,327	8,447,882	8,723,474	8,856,361	12,016,038	12.9	3.3	1.5	35.7
Manufacture of computer electronic and optical products	2,744,168	2,798,406	2,766,560	2,364,110	2,730,897	2.0	-1.1	-14.5	15.5
Manufacture of electrical equipment	10,087,861	11,108,883	11,304,696	11,291,951	14,657,226	10.1	1.8	-0.1	29.8
Manufacture of machinery and equipment n.e.c.	8,555,803	10,333,000	11,155,544	10,599,147	13,565,507	20.8	8.0	-5.0	28.0
Manufacture of motor vehicles trailers and semitrailers	27,206,771	29,836,008	28,655,915	23,696,048	26,770,952	9.7	-4.0	-17.3	13.0
Manufacture of other transport equipment	3,794,634	3,084,142	3,736,709	3,330,151	4,443,499	-18.7	21.2	-10.9	33.4
Manufacture of furniture	2,159,423	2,652,632	3,067,611	3,068,610	3,852,700	22.8	15.6	0.0	25.6
Other manufacturing	5,416,387	5,692,073	6,465,671	5,166,320	8,578,028	5.1	13.6	-20.1	66.0
Electricity, gas, steam and air condItioning supply	81,880	99,678	104,451	81,810	248,374	21.7	4.8	-21.7	203.6
Water supply; sewerage waste management and remediation activities	537,900	651,653	584,865	572,008	780,841	21.1	-10.2	-2.2	36.5
Water collection treatment and supply	49,208	46,102	47,020	38,472	41,848	-6.3	2.0	-18.2	8.8

Waste collection treatment and disposal activities; materials recovery	488,691	605,546	537,823	533,509	738,959	23.9	-11.2	-0.8	38.5
Information and communication	89,407	90,675	121,211	130,841	148,489	1.4	33.7	7.9	13.5
Publishing activities	79,324	81,675	116,487	128,110	142,641	3.0	42.6	10.0	11.3
Motion picture video and television programme production sound	10,082	9,000	4,723	2,730	5,848	-10.7	-47.5	-42.2	114.2
Professional scientific and technical activıties	763	578	681	144	173	-24.3	17.9	-78.9	20.4
Architectural and engineerIng activities; technical testing and analysis	640	401	521	134	139	-37.4	30.1	-74.3	4.0
Other professional scientific and technical activities	123	177	160	10	34	44.3	-9.7	-93.8	241.4
Arts entertainment and recreation	9,269	21,753	14,118	10,941	11,772	134.7	-35.1	-22.5	7.6
Creative arts and entertainment activities	8,959	21,492	12,388	10,710	11,599	139.9	-42.4	-13.5	8.3
Libraries archives museums and other cultural activities	310	261	1,730	231	173	-16.0	563.5	-86.7	-25.0

*	Excluding shuttle and transit trade

Source: TURKSTAT

The following table presents Türkiye’s exports by country for the periods indicated:

Table 32

(in thousands of U.S. dollars and percent share)	2017	2018	2019	2020	2021	2017	2018	2019	2020	2021
Total	164,494,619	177,168,756	180,832,722	169,637,755	225,217,776	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 27)	67,987,332	77,429,205	76,726,198	70,019,688	93,053,908	41.3	43.7	42.4	41.3	41.3
B-Other countries	96,507,288	99,739,551	104,106,524	99,618,068	132,163,867	58.7	56.3	57.6	58.7	58.7
1-Other European Countries	20,229,606	23,921,002	24,445,348	24,406,435	31,465,949	12.3	13.5	13.5	14.4	14.0
2-North African Countries	7,918,462	9,915,077	10,828,878	9,224,060	13,336,382	4.8	5.6	6.0	5.4	5.9
3-Other African Countries	4,318,839	5,173,872	5,794,323	6,016,613	7,875,595	2.6	2.9	3.2	3.5	3.5
4-North American Countries	10,359,398	10,411,462	9,956,682	11,188,515	16,408,293	6.3	5.9	5.5	6.6	7.3
5-Central America and Caribbean	1,272,574	1,648,509	1,766,889	1,452,892	2,443,205	0.8	0.9	1.0	0.9	1.1
6-South American Countries	1,349,588	1,872,836	1,833,081	1,928,598	3,592,875	0.8	1.1	1.0	1.1	1.6
7-Near and Middle Eastern	38,221,058	32,402,888	35,009,090	31,333,151	38,354,597	23.2	18.3	19.4	18.5	17.0
8-Other Asian Countries	11,924,636	13,302,023	13,399,488	12,775,610	17,233,928	7.2	7.5	7.4	7.5	7.7
9-Australia and New Zealand	674,047	825,020	782,359	837,289	1,127,649	0.4	0.5	0.4	0.5	0.5
10-Other Countries	239,081	266,863	290,386	454,904	325,394	0.1	0.2	0.2	0.3	0.1
Selected country groups
1-OECD Countries	88,997,882	101,311,004	99,581,207	95,055,097	125,882,166	54.1	57.2	55.1	56.0	55.9
2- EFTA Countries	1,689,568	2,332,242	1,794,638	1,847,595	2,225,657	1.0	1.3	1.0	1.1	1.0
3-Organization of the Blacksea Economic Cooperation	16,580,157	19,390,352	20,446,305	20,301,135	27,699,939	10.1	10.9	11.3	12.0	12.3
4- Organization for Economic Cooperation	9,121,916	8,034,493	8,707,799	8,684,248	11,267,454	5.5	4.5	4.8	5.1	5.0
5-Commonwealth of Independent States	7,204,981	8,502,347	9,557,843	10,261,584	13,625,719	4.4	4.8	5.3	6.0	6.1
6-Turkish Republics	4,540,394	4,417,965	5,107,351	5,429,515	7,206,637	2.8	2.5	2.8	3.2	3.2
7-Organization of Islamic Cooperation	48,627,009	44,841,257	48,767,654	43,736,501	56,663,121	29.6	25.3	27.0	25.8	25.2
Germany	16,356,392	17,353,443	16,617,244	15,978,698	19,311,069	9.9	9.8	9.2	9.4	8.6
USA	9,259,583	9,072,756	8,970,658	10,182,966	14,721,090	5.6	5.1	5.0	6.0	6.5
United Kingdom	9,932,539	11,473,927	11,278,615	11,235,582	13,703,915	6.0	6.5	6.2	6.6	6.1
Italy	8,787,949	10,047,453	9,753,018	8,082,560	11,473,590	5.3	5.7	5.4	4.8	5.1
Iraq	10,109,827	9,437,007	10,223,292	9,142,047	11,125,660	6.1	5.3	5.7	5.4	4.9
Spain	6,584,921	8,121,096	8,138,744	6,683,488	9,619,975	4.0	4.6	4.5	3.9	4.3
France	6,895,251	7,655,340	7,945,607	7,195,168	9,111,152	4.2	4.3	4.4	4.2	4.0
Netherlands	4,190,305	5,100,744	5,761,921	5,195,120	6,764,928	2.5	2.9	3.2	3.1	3.0
Israel	3,504,850	4,022,878	4,463,820	4,704,088	6,355,783	2.1	2.3	2.5	2.8	2.8
Russia	2,869,847	3,652,603	4,152,137	4,506,681	5,774,423	1.7	2.1	2.3	2.7	2.6
UAE	9,267,012	3,254,019	3,627,237	2,828,043	5,493,377	5.6	1.8	2.0	1.7	2.4
Romania	3,315,130	4,137,338	4,073,075	3,893,981	5,175,163	2.0	2.3	2.3	2.3	2.3
Belgium	3,364,087	4,152,550	3,396,193	3,634,672	4,899,300	2.0	2.3	1.9	2.1	2.2
Poland	3,186,757	3,488,043	3,448,829	3,474,726	4,673,817	1.9	2.0	1.9	2.0	2.1
Egypt	2,547,809	3,214,750	3,508,791	3,136,160	4,513,693	1.5	1.8	1.9	1.8	2.0
Bulgaria	2,919,793	2,816,992	2,668,230	2,634,444	3,953,750	1.8	1.6	1.5	1.6	1.8
China	3,037,675	3,078,644	2,726,078	2,865,866	3,662,752	1.8	1.7	1.5	1.7	1.6
Greece	1,724,184	2,323,001	2,245,318	1,799,836	3,118,808	1.0	1.3	1.2	1.1	1.4
Morocco	1,686,713	2,036,301	2,347,411	2,057,158	2,976,891	1.0	1.1	1.3	1.2	1.3
Ukraine	1,465,923	1,684,156	2,156,454	2,090,327	2,900,511	0.9	1.0	1.2	1.2	1.3
Others	53,488,072	61,045,714	63,330,050	58,316,146	75,888,131	32.5	34.5	35.0	34.4	33.7

(1)	Countries are ranked by 2021 figures.

Source: TURKSTAT

In 2017, the value of imports increased to U.S.$238.7 billion and EU share in Türkiye’s import was 34.3%. In 2018, the value of imports decreased to U.S.$231.2 billion and EU share in Türkiye’s import was 33.3%. In 2019, the value of imports decreased to U.S.$210.3 billion and EU share in Türkiye’s import was 32.3%. In 2020, the value of imports increased to U.S.$219.5 billion and EU share in Türkiye’s import was 33.4%. In 2021, the value of imports increased to U.S.$271.4 billion and EU share in Türkiye’s import was 31.5%.

In 2017, of the main commodity groups, the share of intermediate goods in total imports was 72.8%, while the shares of capital goods and consumption goods in total imports were 14% and 12.9%, respectively. In 2018, of the main commodity groups, the share of intermediate goods in total imports was 75.6%, while the shares of capital goods and consumption goods in total imports were 13% and 11%, respectively. In 2019, of the main commodity groups, the share of intermediate goods in total imports was 77.3%, while the shares of capital goods and consumption goods in total imports were 12.4% and 10.1%, respectively. In 2020, of the main commodity groups, the share of intermediate goods in total imports was 74.2%, while the shares of capital goods and consumption goods in total imports were 14.4% and 10.9%, respectively. In 2021, of the main commodity groups, the share of intermediate goods in total imports was 77.4%, while the shares of capital goods and consumption goods in total imports were 13.2% and 9.2%, respectively. The following table presents the composition (by Broad Economic Classification) of Türkiye’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table 33

(in thousands of U.S. Dollars and percent changes)	2017	2018	2019	2020	2021	18/17	19/18	20/19	21/20
Total	238,715,128	231,152,483	210,345,203	219,516,807	271,425,540	-3.2	-9.0	4.4	23.6
Capital goods	33,431,087	30,140,278	26,067,878	31,817,025	35,948,044	-9.8	-13.5	22.1	13.0
Capital goods (except transportations vehicles)	28,567,128	26,600,123	22,377,933	26,984,428	31,376,580	-6.9	-15.9	20.6	16.3
Transportation vehicles incidental to industry	4,863,959	3,540,154	3,689,946	4,832,597	4,571,464	-27.2	4.2	31.0	-5.4
Intermediate goods	173,744,146	174,803,246	162,529,946	163,014,731	210,142,477	0.6	-7.0	0.3	28.9
Unprocessed materials incidental to industry	12,741,708	13,636,977	12,061,505	12,618,720	20,815,098	7.0	-11.6	4.6	65.0
Processed materials incidental to industry	87,214,499	83,467,984	76,916,995	88,488,283	99,495,608	-4.3	-7.8	15.0	12.4
Unprocessed fuels and oils	4,095,993	4,398,576	3,531,875	2,737,185	4,093,953	7.4	-19.7	-22.5	49.6
Parts of investment goods	15,356,397	12,899,243	11,354,054	11,935,191	14,818,166	-16.0	-12.0	5.1	24.2
Parts of transportation vehicles	15,841,089	15,968,565	14,220,073	13,669,267	15,398,840	0.8	-10.9	-3.9	12.7
Unprocessed materials of food and beverages	4,254,459	5,250,793	5,507,640	5,729,894	6,569,197	23.4	4.9	4.0	14.6
Processed materials of food and beverages	2,125,265	1,784,782	1,821,403	2,298,526	3,263,596	-16.0	2.1	26.2	42.0
Processed fuels and oils	11,418,178	14,484,907	10,534,408	7,510,496	12,407,377	26.9	-27.3	-28.7	65.2
Confidential data (1)	20,696,558	22,911,419	26,581,993	18,027,167	33,280,644	10.7	16.0	-32.2	84.6
Consumption goods	30,812,251	25,420,827	21,195,909	24,117,886	24,947,175	-17.5	-16.6	13.8	3.4
Automobiles	8,795,153	6,161,773	3,535,235	7,926,952	6,728,062	-29.9	-42.6	124.2	-15.1
Durable consumption goods	3,495,127	3,248,921	3,591,406	2,879,873	3,468,178	-7.0	10.5	-19.8	20.4
Semidurable consumption goods	5,208,052	4,722,131	3,859,139	3,560,378	4,100,898	-9.3	-18.3	-7.7	15.2
Nondurable consumption goods	5,790,047	5,402,602	5,227,823	4,940,492	5,284,032	-6.7	-3.2	-5.5	7.0
Unprocessed of food and beverages	2,060,211	1,566,014	1,656,239	1,698,886	1,855,728	-24.0	5.8	2.6	9.2
Processed of food and beverages	2,396,194	2,421,825	2,189,288	2,230,453	2,434,723	1.1	-9.6	1.9	9.2
Gasoline	1,081,012	1,248,136	762,762	386,728	302,174	15.5	-38.9	-49.3	-21.9
Transportation vehicles not incidental to industry	1,986,454	649,425	374,016	494,123	773,380	-67.3	-42.4	32.1	56.5
Others	727,644	788,132	551,470	567,165	387,844	8.3	-30.0	2.8	-31.6
Other goods not elsewhere specified	727,644	788,132	551,470	567,165	387,844	8.3	-30.0	2.8	-31.6

Source: TURKSTAT

(1)

Because of applying confidentiality, total value related to commodities combined in a Commodity Code under the same chapter, was given in a different group as “confidential data” to prevent any missing value in main group total in classifications. The subgroup values in the mentioned commodities, contain remained commodities’ values after subtracting values of confidential data.

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 34

(in thousands of U.S.dollars and percent share)	2017	2018	2019	2020	2021	2017	2018	2019	2020	2021
Total	238,715,128	231,152,483	210,345,203	219,516,807	271,425,540	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 27)	81,971,590	77,051,249	67,913,047	73,337,528	85,383,157	34.3	33.3	32.3	33.4	31.5
B-Other countries	156,743,538	154,101,234	142,432,156	146,179,279	186,042,382	65.7	66.7	67.7	66.6	68.5
1-Other European Countries	39,057,502	38,042,952	36,934,693	35,754,498	44,757,743	16.4	16.5	17.6	16.3	16.5
2-North African Countries	4,203,460	4,685,547	4,009,992	4,757,326	5,417,703	1.8	2.0	1.9	2.2	2.0
3-Other African Countries	2,978,629	2,451,876	1,810,756	2,552,458	2,814,891	1.2	1.1	0.9	1.2	1.0
4-North American Countries	14,524,064	14,978,319	13,479,195	12,603,357	14,227,387	6.1	6.5	6.4	5.7	5.2
5-Central America and Caribbean	1,071,318	845,117	941,258	1,030,980	1,098,955	0.4	0.4	0.4	0.5	0.4
6-South American Countries	6,319,495	8,162,498	5,574,634	5,997,999	7,771,657	2.6	3.5	2.7	2.7	2.9
7-Near and Middle Eastern	20,465,558	18,923,721	16,088,786	20,275,717	16,125,837	8.6	8.2	7.6	9.2	5.9
8-Other Asian Countries	57,619,977	53,875,139	47,340,718	49,030,863	68,242,143	24.1	23.3	22.5	22.3	25.1
9-Australia and New Zealand	2,277,958	1,116,013	1,083,957	442,416	1,157,608	1.0	0.5	0.5	0.2	0.4
10-Other Countries	8,225,578	11,020,053	15,168,167	13,733,664	24,428,458	3.4	4.8	7.2	6.3	9.0
Selected country groups						0.0	0.0	0.0	0.0	0.0
1-OECD Countries	123,324,645	115,052,413	100,295,859	108,318,120	120,833,394	51.7	49.8	47.7	49.3	44.5
2- EFTA Countries	7,801,790	3,682,931	4,179,497	8,479,771	3,955,588	3.3	1.6	2.0	3.9	1.5
3-Organization of the Blacksea Economic Cooperation	31,627,320	34,075,764	33,881,585	28,044,303	43,741,732	13.2	14.7	16.1	12.8	16.1
4- Organization for Economic Cooperation	11,562,105	10,998,888	7,513,798	4,609,606	8,311,688	4.8	4.8	3.6	2.1	3.1
5-Commonwealth of Independent States	23,597,413	26,288,573	26,777,749	20,991,494	34,042,205	9.9	11.4	12.7	9.6	12.5
6-Turkish Republics	3,358,729	3,323,250	3,377,189	2,971,786	4,943,973	1.4	1.4	1.6	1.4	1.8
7-Organization of Islamic Cooperation	32,673,009	29,916,584	26,221,792	30,992,576	30,548,779	13.7	12.9	12.5	14.1	11.3
China	23,753,644	21,506,001	19,128,160	23,041,354	32,238,109	10.0	9.3	9.1	10.5	11.9
Russia	20,097,027	22,710,751	23,115,236	17,829,309	28,959,361	8.4	9.8	11.0	8.1	10.7
Germany	22,281,369	21,535,223	19,280,399	21,732,759	21,726,325	9.3	9.3	9.2	9.9	8.0
USA	12,288,503	12,995,754	11,847,373	11,524,951	13,147,612	5.1	5.6	5.6	5.3	4.8
Italy	12,119,734	10,791,919	9,349,593	9,199,617	11,562,693	5.1	4.7	4.4	4.2	4.3
India	6,116,451	7,524,705	6,635,217	4,830,115	7,936,147	2.6	3.3	3.2	2.2	2.9
France	8,425,089	7,836,528	6,760,064	6,988,074	7,931,536	3.5	3.4	3.2	3.2	2.9
South Korea	6,822,629	6,638,438	5,777,022	5,734,268	7,597,023	2.9	2.9	2.7	2.6	2.8

Spain	6,531,631	5,682,750	4,446,113	5,039,428	6,311,611	2.7	2.5	2.1	2.3	2.3
Belgium	3,871,278	3,646,331	3,229,280	3,716,088	5,628,385	1.6	1.6	1.5	1.7	2.1
United Kingdom	6,806,375	7,637,468	5,638,296	5,582,666	5,558,191	2.9	3.3	2.7	2.5	2.0
Ukraine	2,936,030	2,753,654	2,725,419	2,590,375	4,524,675	1.2	1.2	1.3	1.2	1.7
Netherlands	3,856,922	3,448,909	3,202,985	3,628,586	4,508,587	1.6	1.5	1.5	1.7	1.7
Japan	4,434,186	4,515,222	3,647,962	3,743,373	4,389,292	1.9	2.0	1.7	1.7	1.6
Brazil	2,603,611	3,303,735	2,655,109	3,228,347	3,827,076	1.1	1.4	1.3	1.5	1.4
Poland	3,604,585	3,229,871	2,603,243	3,005,108	3,635,826	1.5	1.4	1.2	1.4	1.3
Saudi Arabia	2,219,562	2,512,786	2,005,217	1,719,668	3,456,314	0.9	1.1	1.0	0.8	1.3
Romania	2,596,477	2,720,956	2,770,908	2,769,253	3,434,434	1.1	1.2	1.3	1.3	1.3
Malaysia	3,097,171	2,251,571	1,847,831	1,989,963	3,098,059	1.3	1.0	0.9	0.9	1.1
Switzerland	6,946,016	2,884,349	3,374,800	7,770,804	3,054,869	2.9	1.2	1.6	3.5	1.1
Others	77,306,838	75,025,563	70,304,976	73,852,701	88,899,414	32.4	32.5	33.4	33.6	32.8

(1)	Countries are ranked by 2021 figures.

Sources: TURKSTAT Presidency of Strategy and Budget

In 2017, Türkiye’s net international reserves were approximately U.S.$136.2 billion. In 2017, gross foreign exchange reserves of the Central Bank were approximately U.S.$84.2 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.5 billion. In 2017, net portfolio inflow to Türkiye was U.S.$24.4 billion.

In 2018, Türkiye’s net international reserves were approximately U.S.$130.4 billion. In 2018, gross foreign exchange reserves of the Central Bank were approximately U.S.$72.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$37.4 billion. In 2018, net portfolio outflow from Türkiye was U.S.$0.9 billion.

In 2019, Türkiye’s net international reserves were approximately U.S.$144.9 billion. In 2019, gross foreign exchange reserves of the Central Bank were approximately U.S.$78.6 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$39.2 billion. In 2019, net portfolio outflow from Türkiye was U.S.$2.7 billion.

In 2020, Türkiye’s net international reserves were approximately U.S.$127.7 billion. In 2020, gross foreign exchange reserves of the Central Bank were approximately U.S.$50 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$34.4 billion. In 2020, net portfolio outflow from Türkiye was U.S.$9.6 billion.

In 2021, Türkiye’s net international reserves were approximately U.S.$156.7 billion. In 2021, gross foreign exchange reserves of the Central Bank were approximately U.S.$72.7 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$45.5 billion. In 2020, net portfolio inflow to Türkiye was U.S.$0.8 billion.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Türkiye’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2017, Türkiye’s travel revenues increased by 19.9% to U.S.$22.5 billion. In addition, earnings from primary income were U.S.$5 billion in 2017, compared to U.S.$5.4 billion in 2016.

Türkiye’s receipts from all services amounted to approximately U.S.$53.5 billion in 2017, which represented an increase of 15.4% from 2016. Secondary income amounted to U.S.$2.5 billion in 2017. On the other hand, the debit for all services and income account amounted to approximately U.S.$43.2 billion ($16.1 billion from primary income) in 2017, representing an increase of 7.1% (an increase of 10.4% for primary income) from 2016.

In 2018, Türkiye’s travel revenues increased by 12.2% to U.S.$25.2 billion. In addition, earnings from primary income were U.S.$6.1 billion in 2018, compared to U.S.$5 billion in 2017.

Türkiye’s receipts from all services amounted to approximately U.S.$59.0 billion in 2018, which represented an increase of 9.6% from 2017. Secondary income amounted to U.S.$0.7 billion in 2018. On the other hand, the debit for all services and income account amounted to approximately U.S.$46.5 billion ($18.1 billion from primary income) in 2018, representing an increase of 7.7% (an increase of 12.5% for primary income) from 2017.

In 2019, Türkiye’s travel revenues increased by 18.3% to U.S.$29.8 billion. In addition, earnings from primary income were U.S.$6.3 billion in 2019, compared to U.S.$6.1 billion in 2018.

Türkiye’s receipts from all services amounted to approximately U.S.$63.5 billion in 2019, which represented an increase of 8.5% from 2018. Secondary income amounted to U.S.$0.8 billion in 2019. On the other hand, the debit for all services and income account amounted to approximately U.S.$47.2 billion ($19.1 billion from primary income) in 2019, representing an increase of 1.5% (an increase of 6.1% for primary income) from 2018.

In 2020, Türkiye’s travel revenues decreased by 66% to U.S.$10.2 billion. In addition, earnings from primary income were U.S.$6.7 billion in 2020, compared to U.S.$6.3 billion in 2019.

Türkiye’s receipts from all services amounted to approximately U.S.$34.8 billion in 2020, which represented an decrease of 45% from 2019. Secondary income amounted to U.S.$0.1 billion in 2020. On the other hand, the debit for all services and income account amounted to approximately U.S.$41.2 billion ($15.5 billion from primary income) in 2020, representing an decrease of 12.7% (a decrease of 15.5% for primary income) from 2019.

In 2021, Türkiye’s travel revenues increased by 66% to U.S.$20.8 billion. In addition, earnings from primary income were U.S.$6.7 billion in 2021, compared to U.S.$6.2 billion in 2020.

Türkiye’s receipts from all services amounted to approximately U.S.$58.2 billion in 2021, which represented an decrease of 64.1% from 2020. Secondary income amounted to U.S.$1.1 billion in 2021. On the other hand, the debit for all services and income account amounted to approximately U.S.$50.4 billion ($18.8 billion from primary income) in 2021, representing an increase of 27.5% (an increase of 20.1% for primary income) from 2020.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Türkiye for the periods indicated:

Table 35

in millions of U.S. Dollars	2017	2018	2019	2020	2021
CURRENT ACCOUNT	-40,877	-21,740	5,303	-35,537	-13,590
Trade Balance	-58,575	-40,726	-16,781	-37,863	-29,287
Goods Exports	169,214	178,909	182,200	168,387	224,691
Goods Imports	227,789	219,635	198,981	206,250	253,978
Services	26,333	30,174	34,084	11,538	26,672
Credit	53,481	58,627	62,741	35,429	57,511
Debit	27,148	28,453	28,657	23,891	30,839
Primary Income	-11,160	-11,944	-12,825	-9,392	-12,032
Secondary Income	2,525	756	825	180	1,057
CAPITAL ACCOUNT	15	80	34	-36	-64
FINANCIAL ACCOUNT	-49,665	1,050	5,055	-39,480	29,849
Direct Investment (net)	-8,487	-8,915	-6,628	-4,592	-7,935
Portfolio Investment (net)	-24,440	916	2,763	9,556	-796
Other Investment (net)	-8,531	19,426	2,596	-12,582	21,660
Reserve Assets	-8,207	-10,377	6,324	-31,862	23,330
NET ERRORS AND OMISSIONS	-8,803	22,710	-282	-3,907	7,135

Source: CBRT

CURRENT ACCOUNT

The current account deficit increased by U.S.$13.8 billion to U.S.$40.9 billion (4.8% of GDP) in 2017 mainly due to a rise in the goods trade deficit. In 2017, goods exports (f.o.b.) increased by U.S.$15.2 billion thanks to the strong demand from main trading partners like the EU and normalization of relations with other partners. However, it was offset by the higher increase in imports mainly due to strong domestic growth, higher gold imports and higher energy prices. In 2017, travel revenues recovered thanks to a more favorable geopolitical backdrop.

There was rapid improvement in the current account balance in 2018 due to the rebalancing of the economy. External demand maintained its relative strength while economic activity displayed a slow pace. The rapid decline in imports due to the slowdown in the economic activity, was coupled with robust exports of goods and strong tourism revenue. As a result, the trade balance posted a deficit of U.S.$40.7 billion in 2018 down from a deficit of U.S.$58.6 billion in the previous year. In 2018, total goods imported (c.i.f.), including gold imports, decreased by 3.2% to approximately U.S.$231.2 billion, as compared to U.S.$238.7 billion in 2017. In 2018, the import of capital goods decreased by 9.8% as compared to 2017; the import of intermediate goods such as partly finished goods and raw materials increased by 0.6%; and the import of consumption goods decreased by 17.5%. In 2018, total goods exported (f.o.b.), increased by 7.7% to U.S.$177.2 billion, as compared to U.S.$164.5 billion in 2017. As a result, the current account deficit of Türkiye decreased by U.S.$19.1 billion to U.S.$21.7 billion in 2018.

In 2019, the current account balance posted a surplus of U.S.$5.3 billion (0.7% of GDP) for the first time since 2002, thanks to the moderate course of domestic demand and the competitiveness gains from the real depreciation of Turkish Lira. The annualized current account balance turned to positive in May and maintained a surplus in the rest of the year. Although the growth of goods exports is negatively affected by the weakening economic activity and various quota practices in the EU, our largest export market, competitiveness gains from exchange rate depreciation and market and product diversification allowed the exports to increase in both U.S. Dollars and real terms. Because economic activity followed a mild recovery and the real exchange rate remained at low levels in 2019, the imports of goods fell by a considerable amount and the goods trade deficit hovered below its historical average. On the back of the increasing travel revenues, services trade surplus rose from U.S.$30.2 billion to U.S.$34.1 billion, and contributed substantially to the observed improvement in the current account balance.

In 2020, the course of the current account was mainly determined by the pandemic-related developments. The adverse impacts of the pandemic on the domestic and global economy started to become more evident as of mid-March and intensified in April with mobility restrictions. Accordingly, exports declined sharply and tourism revenues came to a halt in the second quarter, leading to a rapid deterioration in the current account balance. The fall in commodity prices mitigated the deterioration to some extent. Despite the rapid recovery in exports of goods in the succeeding period, the boosting effect of the strong credit growth on imports and the increased gold demand of residents played a role in relatively high current account deficit in the second half of the year. In the meantime, as tourism and transport revenues were interrupted by the pandemic, the positive contribution of the balance of services to the current account balance fell to as low as U.S.$11.5 billion. Against this background, the current account yielded a deficit of U.S.$35.5 billion in 2020. Excluding gold, the current account deficit was around U.S.$13.1 billion, which is a much lower level than its historical average.

The current account deficit decreased from U.S.$35.5 billion to U.S.$13.6 billion by U.S.$21.9 billion in 2021 with gold imports declining sharply, goods exports showing remarkable strength, and tourism and transportation revenues recovering rapidly. The easing of travel restrictions both domestically and globally, along with the strong momentum in vaccination efforts, played a significant role in the improvement in current account balance. Goods exports exhibited unprecedented growth in both value and volume due to buoyant demand from Türkiye’s main trading partners, whereas the rise in imports resulted from price increases. As a result of the foregoing factors, there was a rapid and evident rebalancing of the goods trade in terms of volume. In the meantime, the energy trade deficit widened as a result of rising oil prices, but this rise was more than offset by swiftly falling gold imports. The complete or partial removal of trade restrictions and the success of vaccination efforts led to an influx of foreign visitors substantially increasing tourism and transportation revenues as well as services trade surplus.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by ensuring equal treatment of domestic and foreign investors and guaranteeing the transfer of profits.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	Right to resort to International Dispute Settlement

Türkiye has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a secure investment environment for foreign investors, such as:

•

The Organization for Economic Co-operation and Development (the “OECD”), the World Trade Organization (“WTO”), the International Monetary Fund (“IMF”), the World Bank and various organizations of the World Bank, including the Multinational International Guaranty Agency (“MIGA”),

•	Agreements to protect and promote investment which have been signed with 111 countries, 87 of which are currently in force,

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties,

•	The International Center for Settlement of Disputes (ICSID) Convention,

•	Investment-related agreements on WTO platforms such as Trade Related Investment Measures and Trade Related Intellectual Property Rights.

Net FDI inflows into Türkiye amounted to U.S.$7.4 billion in 2021.

The following table sets forth foreign direct investment inflows for the years indicated:

Table 36

Foreign Direct Investment (in millions of U.S. Dollars)

Foreign Direct Investment (in millions of U.S. Dollars) Year	Inflows	Equity Capital Liquidation Outflows	Net	Other Capital (Intra- Company Loans) Net	Real Estate Net	Total (Net Incurrence of Liabilities) Net
2017	7,401	1,869	5,532	1,015	4,643	11,190
2018	6,699	470	6,229	361	5,915	12,505
2019	5,881	369	5,512	-918	4,979	9,573
2020	5,791	1,390	4,401	-524	3,954	7,831
2021	7,592	225	7,367	860	5,634	13,861

Investments in the services sector accounted for 71% of total FDI for 2021, while manufacturing accounted for 24% of total. The following table sets forth FDI inflows (Equity Capital) by sector:

Table 37

Foreign Direct Investment (Equity Capital) by Sector

(Sector in millions of US Dollars)	2017	2018	2019	2020	2021
Agriculture, Forestry and Fishing	29	34	23	21	144
Mining and Quarrying	448	81	83	133	51
Manufacturing	1,202	1,934	1,933	1,172	1,799
Electricity, Gas, Steam and Air-conditioning Supply	371	687	89	52	129
Water Supply; Sewerage, Waste Management and Remediation	1	4	1	1	2
Construction	626	215	452	97	101
Wholesale and Retail Trade	1,077	1,125	892	572	3,338
Transportation and Storage	1,333	629	274	525	232
Accommodation and Food Service Activities	82	271	117	73	67
Information and Communication Services	565	208	581	1,389	945
Financial and Insurance Activities	1,464	1,154	900	1,397	379
Real Estate Activities	21	60	229	75	77
Professional, Scientific and Technical Activities	52	60	74	73	66
Administrative and Support Service Activities	27	19	83	4	59
Public Administration and Defense Compulsory Social Security	0	0	0	0	0
Education	0	0	0	6	0
Human Health and Social Work Activities	65	103	98	85	46
Arts, Entertainment and Recreation	9	20	2	17	6
Other Service Activities	29	93	50	99	151
Activities of Extra-Territorial Organizations and Bodies	0	1	0	0	0
Activities of International Organizations and Representatives	0	1	0	0	0
TOTAL	7,401	6,699	5,881	5,791	7,592

Source: CBRT

Historically, firms from the EU member states have had the largest share of FDI in the country. FDI inflows reached U.S.$11.2 billion in 2017. In 2018, FDI inflows to Türkiye reached U.S.$12.5 billion, increasing by 11.8% annually. In 2019, FDI inflows to Türkiye contracted by 23.4% to U.S.$9.6 billion and then declined further by 18.2% due to the pandemic to U.S.$7.8 billion in 2020. In 2021, in line with the global trends, annual FDI inflows recovered sharply by 77% and reached U.S.$13.9 billion. FDI inflows to Türkiye from EU member states continue to maintain a dominant share of all FDI inflows to the country. The share of FDI inflows to Türkiye from EU countries was 34% in 2021, while Europe as a whole accounted for 60% with notable contributions from the UK and from EFTA countries. Asian countries were also remained as an important investor region with 23% share in total inflows in 2021.

The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 38

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)	2017	2018	2019	2020	2021
EUROPE	4,927	4,326	3,617	3,760	4,573
Austria	320	465	75	57	103
France	107	313	158	168	135
Germany	312	298	467	287	466
Greece	0	8	3	4	0
Italy	128	523	94	977	39
Luxembourg	96	350	135	425	351
Netherlands	1,727	855	1,169	598	1,014
Spain	1,460	224	215	87	67
United Kingdom	328	445	874	474	1,436
Other EU Countries	331	444	135	405	407
EFTA Countries	112	391	264	277	551
OTHER EUROPEAN COUNTRIES	6	10	28	1	4
AFRICA	63	24	31	18	2
AMERICA	247	471	441	816	1,236
NORTH AMERICA	218	435	346	816	1,222
USA	180	435	340	813	1,180
Canada	38	0	6	3	42
CENTRAL AMERICA	29	36	95	0	14
SOUTH AMERICA	0	0	0	0	0
ASIA	1,705	1,837	1,789	1,197	1,781
NEAR AND MIDDLE EAST COUNTRIES	1,260	982	1,328	754	907
OTHER ASIAN COUNTRIES	445	855	461	443	874
AUSTRALIA	459	41	3	0	0
UNCLASSIFIED	0	0	0	0	0
TOTAL WORLD	7,401	6,699	5,881	5,791	7,592

Source: CBRT

FUTURE DIRECTIONS

In order to attract more FDI, streamline investment related procedures and reduce red tape, Türkiye built its own structure based on a comprehensive reform program which was launched in 2001. The reform program included setting up the Coordination Council for the Improvement of the Investment Environment (“YOIKK”), which is a key structure where private sector through NGOs make contributions to the ongoing reform agenda of Türkiye.

YOIKK aims to rationalize the regulations on investments in Türkiye, develop policies by determining the necessary amendments that will enhance the competitiveness of the investment environment, generate solutions to the administrative barriers encountered by the domestic and international investors in all phases of the investment process including the operating period. YOIKK’s structure was revised and the new structure was published in the Official Gazette on March 14, 2019. According to this new structure, the presidency of YOIKK was set to be carried out by the Deputy President in order to improve political ownership of the reform process.

With its ad-hoc working groups on various investment climate related topics, YOIKK continues working on annual action items comprised of flexible and sustainable policy options based on comprehensive consultations and feedback from its private sector stakeholders. As of 2021, YOIKK Platform has six working groups focusing on various investment climate topics and carries out its work based on an annual agenda consisting of items that were raised by private sector representatives. The agenda setting process is a dynamic one that takes place throughout the year; YOIKK members, both public and private sector representatives, can raise new issues and formulate them into actionable policy recommendation themes. The 2022 action plan is being worked on with the same principle and public and private YOIKK members are working on formulating new action items for streamlining business climate.

Investment incentives, which are designed and implemented by the Ministry of Industry and Technology, are based on the provisions of Presidential Decrees and implementing communiqués. Türkiye’s current Investment Incentive Program became effective by the Council of Minister’s Decree No. 2012/3305 dated June 15, 2012. The Decree aims to steer savings into high value-added investments, to boost production and employment, to encourage large scale and strategic investments with high R&D content for increased international competitiveness, to increase foreign direct investments, to reduce regional development disparities and to promote investment clustering and environment protection for the production and export-oriented growth strategy in line with the projected targets in Development Plans and Annual Programs as well as international agreements. Investments are supported through four different incentive schemes designed within the scope of the Incentive Program. Contributions provided to investors through incentive measures depend on the characteristics of the investment and one or more of the following applicable schemes: regional investment incentive scheme, priority investment incentive scheme, strategic investment incentive scheme, and general investment incentive scheme.

Additionally, the Project Based Incentive Scheme was enacted by Law No. 6745, published on the Official Gazette dated September 7th, 2016. The related Decree No: 2016/9495 was published on November 26th, 2016. The Decree aims to determine the procedures and principles of supporting investments which can meet the current and future needs of the Republic, ensure supply security, reduce external supply dependency, provide technological transformation and projects possessing high R&D intensity/high added value, on a project basis and in line with the targets envisaged in Development Plans and Annual Programs. In the appraisal process, applications for certain investment areas designated within the context and purpose of system, with a minimum fixed investment amount of TL 1 billion (TL 50 million for Technology Focused Industry Movement projects), will be collected through invitations or announcements issued by the Ministry of Industry and Technology. Projects deemed appropriate by the Ministry of Industry and Technology will be submitted to the Presidency by the Ministry of Industry and Technology in order to identify applicable support measures and their rates, durations and amounts, the anticipated investment period, the rights and obligations of the investors and the responsibilities of the other supporting government institutions. A Presidential Decision (Support Decision) will be issued for each Project that is selected to be supported. In order for investments to benefit from the support elements, an incentive certificate will be issued by the Ministry of Industry and Technology pursuant to the promulgation of Support Decision.

Tax incentives for activities in the free zones have been restructured to encourage international trade. Movement of goods between free zones and third countries is exempt from customs duties. Corporate and personal income tax exemptions have been abolished since 2004 for new companies which are not engaged in production. Income from the sales of products manufactured in free zones is exempt from personal and corporate income taxes until the year of full membership in the EU. Salaries paid by those free zones manufacturers which export at least 85% (FOB price) of their products are exempt from personal income tax.

According to the 3218 Free Zones Law Interim Article 3/2/c, the transactions and documents related to the activities carried out in these zones are exempted from stamp duties and fees.

Two new provisions were enacted under Interim Article 3 of Law Number 3218 (Law Number 6772 Article 7 Official Gazette Number 29989 and dated February 24, 2017). Until the end of the taxation year, including the date Türkiye becomes a full member of the European Union:

(a) The earnings of manufacturer taxpayers generated through the sales of the goods they produce in the free zones, and the earnings of service companies in free zones generated through maintenance, repair, assembly, disassembly, handling, sorting, packaging, labelling, testing, storage services given completely to persons not residing in Türkiye and to those whose office, legal or business center is located abroad, provided that the goods subject to these services shall not enter Türkiye in any way after being sent to a foreign country from free zones, are exempted from the income or corporate taxes, as applicable. This exemption has no effect on the deduction carried out within the scope of sub-clause (b) of sub-paragraph 6 under the first paragraph of Article 94 of the Income Tax Law No. 193 dated December 31, 1960 and Articles 15 and 30 of the Corporate Tax Law No. 5520.

(b) The income tax calculated after the minimum livelihood discount is applied to the wages of personnel employed by the taxpayers that export at least 85% of the FOB value of the products manufactured in these zones to other countries shall be foregone by deducting the tax that is accrued on the final tax return. The Presidential Cabinet has the authority to reduce this rate to 50% and to increase it to its statutory level. The Presidential Cabinet may enforce this authority by differentiating or grading it according to the region, sector, or field of activity of strategic, large-scale, or priority investments, and of any investment that has been selected to be supported on a project-based scheme due to its subject, sector or quality. Taxes which had not been collected when due from the taxpayers whose annual sales to other countries remains below this rate shall be collected along with delinquency fees without penalties.

A new provision enacted under Additional Article 4 of Law No. 3218 (Law No. 7341, Article 7, Official Gazette No. 31651 and dated November 6, 2021) provides that, upon effectiveness of the provision, “for the free zones that are to be operational for the first time pursuant to the interim article 2, the earnings of the free zone operator companies obtained from the activities related to the free zone operations, excluding the earnings obtained from companies that engaged solely in purchasing-selling or warehouse operating activities, are exempted from income or corporate tax for a period not more than 30 years and limited by the period of the first operating license given by the Ministry of Trade. This exemption does not cover the gains obtained exclusively from users holding purchasing-selling or warehouse operation licenses, and tax deductions to be made pursuant to the Income Tax Law No. 193 dated 31/12/1960 and the Corporate Tax Law No. 5520 dated 13/6/2006. The Ministry of Treasury and Finance is authorized to determine the procedures and principles regarding the implementation of this article.”

FINANCIAL ACCOUNT

In 2017, the financing needs increased due to the high growth rate recorded. Capital inflows increased to U.S.$49.7 billion. While net foreign direct investments declined to U.S.$8.5 billion, a sharp increase in portfolio investments was observed reaching U.S.$24.4 billion, mainly stemming from bond issuances by the general government, banks and other sectors. The banking sector’s net long-term borrowings recorded U.S.$0.3 billion, while other sectors’ net long term borrowings declined sharply to U.S.$1.0 billion. With respect to short-term loans, the banking sector was a net borrower of U.S.$1.8 billion and other sectors combined were a net borrower of U.S.$1.8 billion. The official reserve assets decreased by U.S.$8.2 billion while the reserves of the banking sector increased by U.S.$3.6 billion. Consequently, the net errors and omissions item showed net outflow of U.S.$8.8 billion.

In 2018, capital inflows demonstrated a significant decrease to U.S.$1.1 billion. Net foreign direct investment was U.S.$8.9 billion. The portfolio investments registered U.S.$0.9 billion outflow in this period. With respect to its sub-items, while the general government issued bonds amounting to U.S.$3.0 billion, the banking sector has realized a total net repayment of U.S.$1.0 billion. The banking sector was a net repayer of U.S.$8.8 billion in long-term debt while the other sectors was a net-borrower of U.S.$6.6 billion. The official reserve assets decreased by U.S.$10.4 billion, while the reserves of the banking sector increased by U.S.$4.0 billion in 2018. In 2018, the net errors and omissions item showed an inflow, which amounted to U.S.$22.7 billion.

In 2019, capital outflows recorded U.S.$5.1 billion. Net foreign direct investment was U.S.$6.6 billion. The portfolio investments registered U.S.$2.8 billion outflow. Regarding the sub-items, while banks realized net repayments of U.S.$1.0 billion, general government and other sectors issued bonds amounting to U.S.$3.6 billion and U.S.$0.4 billion, respectively. The banking sector and other sectors were net repayers of U.S.$8.1 billion and U.S.$3.4 billion, respectively in long-term loans. The official reserve assets increased by U.S.$6.3 billion, and the reserves of the banking sector increased by U.S.$3.6 billion. The net errors and omissions item showed an outflow of U.S.$0.3 billion.

In 2020, net foreign direct investment recorded U.S.$4.6 billion inflow, while portfolio investment registered U.S.$9.6 billion outflow. Under portfolio investment, the decline in external liabilities was mainly due to decreases of U.S.$6.4 billion and U.S.$4.3 billion observed respectively in non-residents’ holdings of domestic government bonds and equity securities, in contrast to net purchases of U.S.$4.6 billion observed in government’s eurobond issuances. For the long-term loans, banks and other sectors were both net repayers of U.S.$5.0 billion and U.S.$4.5 billion, respectively. For the short-term loans, banks and other sectors borrowed U.S.$3.2 billion and U.S.$0.2 billion, respectively, on net basis. The official reserve assets recorded net outflow of U.S.$31.9 billion, and the reserves of the banks showed net outflow of U.S.$2.6 billion. Consequently, the net errors and omissions item recorded U.S.$3.9 billion outflow.

In 2021, under foreign direct investment, residents’ external assets registered an increase of U.S.$6.4 billion, while the corresponding liabilities increased by U.S.$13.8 billion, resulting in a net inflow of U.S.$7.4 billion on net basis. Portfolio investment registered a net inflow of U.S.$0.8 billion, stemming from the increase in residents’ liabilities by U.S.$3.1 billion, in contrast to residents’ purchases of U.S.$2.3 billion in external assets. With respect to other investment, the banking sector was a net repayer of U.S.$2.2 billion and U.S.$1.3 billion for short- and long-term loans, respectively. On the other hand, other sectors borrowed U.S.$6.2 billion on net basis, mostly in long-term loans. The official reserve assets of the CBRT and the foreign currency reserves of domestic banks yielded inflows of U.S.$23.3 billion and U.S.$2.4 billion, respectively.

INTERNATIONAL RESERVES

Total international reserves which originated from foreign currency reserves of the CBRT and commercial banks were U.S.$136.2 billion in 2017. In 2018, total international reserves decreased by U.S.$5.7 billion to U.S.$130.4 billion. In 2019, total international reserves increased by U.S.$14.4 billion, reaching to U.S.$144.9 billion. In 2020, total international reserves decreased to U.S.$128.0 billion. In 2021, total international reserves increased by almost U.S.$29.0 billion and reached U.S.$156.7 billion due to an increase in both the CBRT’s foreign exchange reserves and banks’ correspondence accounts and foreign banknotes.

On February 17, 2017, it was announced that repayments of rediscount credits for export and FX earning services lent before January 1, 2017 and due by May 31, 2017, could be made in Turkish Liras provided that they are paid at maturity. On November 6, 2017, the CBRT determined that the repayments of rediscount credits for export and FX earning services due by February 1, 2018, could be made in Turkish Liras at an exchange rate of TL 3.70 for 1 U.S. Dollar, TL 4.30 for 1 Euro, and TL 4.80 for 1 GBP, provided that they are paid at maturity, and provided further that if the exchange rate on the date of the credit extension is higher than the aforementioned rates, the exchange rate on such date would be applicable.

On May 25, 2018, considering the developments in the market and high volatility in exchange rates, it was decided that the repayments of rediscount credits for exports and FX earning services that were extended before May 25, 2018, which would be due by July 31, 2018, could be made in Turkish Lira at an exchange rate of 4.20 for U.S. Dollars, 4.90 for Euros, and 5.60 for GBP, provided that they were paid at maturity. In case the exchange rate on the date of credit extension is higher than these rates, the prevailing exchange rate on the date of credit extension would be applicable in credit repayment. Rediscount credits added U.S.$14.9 billion to the CBRT’s international reserves in 2018.

During the course of 2019, several technical adjustments in export rediscount credits were made, but the limits, extension and repayment procedures remained unchanged. In 2019, export rediscount credits added U.S.$22.7 billion to the CBRT’s international reserves.

In March 2020, in order to contain possible adverse effects of the global uncertainty caused by the COVID-19 pandemic, the CBRT introduced the following measures regarding rediscount credits to mitigate the likely adverse impacts of recent global economic uncertainties and adversities in international trade on real sector firms:

The maturities for repayments of rediscount credits, which would be due from March 18, 2020 to June 30, 2020, could be extended by up to 90 days. As a result, U.S.$3.9 billion worth of rediscount credit repayments were postponed for up to 3 months.

An additional 12 months export commitment fulfillment time was offered for the rediscount credits whose export commitment had not been fulfilled yet and for the rediscount credits to be used from March 18, 2020 to June 30, 2020.

Effective from March 20, 2020, the maximum maturities for rediscount credits were extended to 240 days from 120 days for short-term credit utilization, and to 720 days for longer-term credit utilization.

To facilitate goods and services exporting firms’ access to finance and support sustainability of employment, Turkish Lira-denominated rediscount credits for export and foreign exchange earning services with a maximum maturity of 360 days were temporarily extended. The total limit for Turkish Lira rediscount credits was initially TL 60 billion and later, in June 2020, revised to TL 40 billion. The interest rate for these credits would initially be 150 basis points lower than the one-week repo rate, i.e., the CBRT’s policy rate.

The following table presents the level of international reserves at the end of the years indicated:

Table 39

International Reserves (in billions of U.S. Dollars)

Years	CBRT Foreign Exchange Reserves (A)	Gold (B)	CBRT Total Reserves (C=A+B)	Banks Correspondence Accounts and Foreign Banknotes (D)	Total International Reserves (E=C+D)
2017	84.19	23.54	107.73	28.43	136.16
2018	72.90	20.13	93.03	37.41	130.43
2019	78.61	27.09	105.70	39.16	144.86
2020	50.04	43.55	93.59	34.43	128.02
2021	72.69	38.49	111.18	45.51	156.69

Source: CBRT

Bilateral Currency Swap Agreements

On November 25, 2019, to facilitate bilateral trade in their respective local currencies and to support the financial stability of the two countries, a swap amendment agreement was signed on August 17, 2018 between the CBRT and the Qatar Central Bank (the “QCB”). The overall limit under the swap facility has been increased to U.S.$5 billion equivalent of Turkish Lira and Qatari riyal. On May 20, 2020, the swap agreement was amended. With the swap amendment agreement, the overall limit has been increased from U.S.$.5 billion equivalent of Turkish Lira and Qatari Riyal to U.S.$15 billion equivalent of Turkish Lira and Qatari riyal.

On June 15, 2021, the bilateral currency swap agreement, which was signed on May 30, 2019 between the CBRT and People’s Bank of China has been increased by TL 35.1 billion and 23 billion Chinese Yuan, reaching a total of TL 46 billion and 35 billion Chinese yuan.

On August 12, 2021, the CBRT and the Bank of Korea entered into a Turkish Lira-Korean Won bilateral swap agreement, up to TL 17.5 billion or KRW 2.3 trillion.

On January 19, 2022, the Central Bank of the United Arab Emirates and the CBRT announced the establishment of a bilateral currency swap agreement between the UAE Dirham and the TL. The nominal size of this swap agreement is mutually AED 18 billion and TL 64 billion. The agreement is designed to promote bilateral trade with the aim of further strengthening financial cooperation between the two countries. The swap agreement will stand for a period of three years, with the possibility of an extension through mutual agreement.

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the CBRT (No. 1715) was enacted on June 11, 1930. The CBRT was established in October 1931 and opened officially on January 1, 1932. On January 14, 1970, a new CBRT Law No. 1211 was enacted. The goal of the new CBRT Law was to redefine the authorities and responsibilities of the CBRT and to enrich the monetary policy tools of the CBRT so as to enable the CBRT to play a more active and efficient role in the economy.

The CBRT has the exclusive right to issue bank notes in Türkiye. As the sole regulator of the volume and circulation of the national currency, the CBRT controls the monetary supply through open market operations and by setting reserve requirements. The CBRT’s open market operations desk maintains a portfolio of Government securities and conducts repurchases, reverse repurchases, direct sales and direct purchases. The CBRT also regulates liquidity through the CBRT Interbank Money Market and Borsa Istanbul Repo and Reverse Repo Market. The CBRT manages the official gold and foreign exchange reserves. The CBRT holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The CBRT’s foreign currency reserves consist primarily of U.S. Dollar and Euro denominated deposits and marketable securities issued by foreign governments, supra-nationals and institutions, which have an explicit government guaranty. Besides the foreign exchange market, the CBRT oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The CBRT also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The CBRT performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability, support growth and employment policies of the Government provided that it shall not conflict with the objective of maintaining price stability and advising the Government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the CBRT Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate, which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the CBRT.

On January 31, 2004, the Law on the Currency Unit of Türkiye (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL 1,000,000 = YTL 1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation.

The primary objective of the CBRT is to achieve and maintain price stability. The CBRT formulates monetary policy to bring inflation to the target gradually in a manner to create a foundation for sustainable price stability. The CBRT will also continue to work to safeguard financial stability, which is a supporting factor for price stability. The end-year inflation targets are set jointly with the Government and announced through the publication of “Monetary and Exchange Rate Policy” documents at the end of each year. The target variable is year-end inflation rates calculated by the annual percentage change of the Consumer Price Index. As part of the accountability mechanism, a symmetric uncertainty band for the inflation target is also announced. An “Open Letter” is submitted to the government if inflation falls outside the uncertainty band at the end of the year. The implementation of the floating exchange rate regime will continue, and exchange rates will be determined by supply and demand factors balancing under healthy free market conditions. For effective monetary policy and financial stability, the CBRT aims to strengthen its foreign exchange reserves.

The CBRT’s monetary policy stance is determined by taking into account the evaluations on the source and permanence of risks, as well as the extent to which they can be contained by monetary policy, with a focus on achieving the sustainable price stability target and in a cautious manner. The target variable continued to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. As announced in Monetary and Exchange Rate Policy for 2022, the inflation target has been kept at 5% as per the agreement reached with the Government and the uncertainty band around the inflation target has been kept at 2 percentage points in both directions, as in previous years.

MONETARY POLICY AND INFLATION

The CBRT sought to play a counter-balancing role in the conduct of monetary policy throughout 2017. Early in the year, the CBRT tightened the monetary policy in order to curtail the upward risks to pricing behavior posed by volatility in the exchange rate market. The level of inflation and inflation expectations as well as developments in the core inflation outlook posed risks to pricing behavior, making it necessary to maintain tight monetary policy stance for the rest of the year. Therefore, during the first four months of 2017 the CBRT raised its overnight lending rate from 8.5% to 9.25%. The CBRT subsequently maintained the same stance during the remaining of the year. The predictability of the CBRT’s monetary policy was significantly enhanced by consistently directing much of the CBRT’s funding through a single channel throughout 2017.

The CBRT simplified the operational context of its monetary policy mechanism with a press release on May 28, 2018 to enhance the predictability of the monetary policy and to reinforce the transmission mechanism. Accordingly, the one-week repo auction rate became the CBRT’s policy rate. Given the pricing behavior coupled with the risks relating to inflation prospects, the CBRT delivered a strong monetary tightening in September to keep inflation and inflation expectations under control, and raised the policy rate to 24%. Monetary measures and coordinated actions in economic policy allowed the pricing behavior to normalize in the last quarter of 2018, while the inflation outlook improved gradually. In addition, actions were taken to enhance the efficient functioning of the markets considering the exchange rate volatility and unhealthy price formations and also to improve the transmission mechanism.

In 2019, the CBRT made monetary policy decisions taking into account the indicators for the underlying trend of inflation, and determined the extent of monetary tightness in a way to ensure the continuation of the disinflation process. In the first half of 2019, the CBRT kept the one week repo rate constant at 24% and introduced a series of decisions regarding liquidity management. The decline in the cumulative exchange rate effects and the mild course of domestic demand led to a marked improvement in inflation dynamics. In the second half of the year, considering the improvement in the inflation outlook, the CBRT reduced the policy rate to 12% via rate cuts in July, September, October, and December. To ensure effective functioning of markets and the transmission mechanism in the face of volatility and unhealthy price formation in financial markets, the CBRT expanded its set of instruments in addition to the policy rate in 2019. The CBRT also effectively used macroprudential tools such as reserve requirements for financial stability purposes.

The CBRT continued to deliver policy rate cuts during March-May of 2020, in order to limit the economic and financial impact of the pandemic. In addition, the CBRT implemented a comprehensive set of measures within the framework of liquidity management. Moreover, the CBRT lowered foreign currency reserve requirement ratios for banks meeting specific credit conditions. Assessing that the supply-side constraints, which emerged shortly after the adoption of COVID-19 measures, would gradually disappear and disinflationary effects would become more pronounced in the second half of the year, the CBRT kept its policy rate constant in June and July. However, assessing that uncertainties regarding the course of domestic and external demand conditions remained significant due to the progress of the pandemic, the CBRT decided to keep the policy rate unchanged and continued to maintain liquidity measures in August. Coordinated tightening steps had been taken in pandemic-related policies starting from early August. In September, the CBRT assessed that the tightening steps taken since August should be strengthened in order to contain inflation expectations and limit the risks to the inflation outlook and accordingly the policy rate was raised by 200 basis points. In November, in order to eliminate risks to the inflation outlook, to contain inflation expectations and rapidly restore the disinflation process, the CBRT hiked its policy rate from 10.25% to 15% and decided to provide all short-term funding through its main policy instrument, the one-week repo auction rate, within a simple operational framework.

In the January and February 2021 MPC meetings, the CBRT kept the policy rate constant at 17%. The CBRT also shared its assessment that the decelerating impact of the strong monetary tightening in 2020 on credit and domestic demand was expected to become more significant; hence the effects of demand and cost factors on inflation were envisaged to wane gradually. In March 2021, considering the upside risks to inflation expectations, pricing behavior and the medium-term inflation outlook, the CBRT decided to implement a front-loaded monetary tightening in March and increased the policy rate from 17% to 19%. In the second quarter of 2021, the CBRT communicated that the monetary stance would continue to be determined at a degree of tightness that would restore the disinflation process as soon as possible and ensure the attainment of the medium-term targets. Accordingly, taking into account the outlook of inflation and inflation expectations, the CBRT kept the policy rate constant at 19% during April-August period.

Steep increases in external factors such as global commodity prices, especially with respect to energy and food prices, supply constraints caused by ongoing disruptions in the global supply chain, and exchange rate developments became the main determinants of the increase in inflation. The CBRT evaluated the analyses to decompose the impact of demand factors that the monetary policy can affect, core inflation developments and supply shocks. In addition to considering the effectiveness of the macroprudential policies that curbed personal loan growth, the CBRT observed that the existing tightness in the monetary stance had started to have a higher than envisaged contractionary effect on commercial loans. Therefore, the CBRT reduced the policy rate by a total of 500 basis points in the September-December 2021 period to 14%. In December 2021, the CBRT decided to complete the use of the room implied by transitory effects of supply-side factors and other factors beyond monetary policy’s control on price increases. The monetary policy stance was set by taking into account the evaluations on the source and permanence of risks, along with the extent to which they can be contained by monetary policy, with a focus on bringing inflation down permanently in a cautious manner.

Reserve Requirements

The CBRT actively utilizes reserve requirements to improve the effectiveness of the monetary transmission mechanism and to support financial stability. In May 2019, the upper limit for the facility under the Reserve Option Mechanism (“ROM”) was lowered from 40% to 30% in order to improve effectiveness of the monetary transmission mechanism. In July 2019, with an amendment to the CBRT Law No. 1211, not only banks’ liabilities, but also their on- and off-balance sheet items deemed appropriate could be subjected to reserve requirements. In this framework, in August, the CBRT decided to use reserve requirements more flexibly and effectively as a macroprudential tool to support financial stability. Accordingly, the reserve requirement ratios for Turkish Lira liabilities and the remuneration rates for Turkish Lira-denominated required reserves have been linked to the annual growth rates of the total of banks’ Turkish Lira-denominated standardized cash loans and cash loans under close monitoring, excluding foreign currency-indexed loans and loans extended to banks. In June 2019, TL and FX reserve requirement ratios for financing companies were set to 0%. TL required reserve ratios were decreased two times throughout 2019 (the latter one was related to the credit growth scheme) and the TL weighted average reserve requirement ratio decreased from 7.4% to 3.6%. FX required reserve ratios were increased five times throughout 2019 and the FX weighted average reserve requirement ratio increased from 11.2% to 16%.

In 2020, the CBRT continued to use required reserves in an effective and flexible way to support its main policy instrument of short-term interest rates. Within the scope of the ROM, the upper limit of the facility of holding standard gold was decreased from 30% to 20% and the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 10% to 15% of Turkish Lira reserve requirements. In November 2020, the CBRT decided to repeal the reserve requirement practice that links the reserve requirement ratios and remuneration rates to real loan growth rates, and to apply the same reserve requirement ratios and remuneration rates to all banks. The TL weighted average required reserve ratio increased from 3.6% to 5.7% while FX weighted average required reserve ratio increased from 16% to 17.2%. Additionally, to support Turkish Lira deposits, a commission rate regarding required reserves for FX deposit accounts was introduced.

In 2021, steps taken regarding reserve requirements in order to improve effectiveness of the monetary transmission mechanism. Turkish Lira reserve requirement ratios were increased by 200 basis points and TL weighted average reserve requirement ratio increased from 5.7% to 7.7%. The upper limit of the facility for holding FX for TL reserve requirements was gradually decreased and this FX facility was terminated by the maintenance period of October 1, 2021. The upper limit of the facility for holding standard gold for TL reserve requirements was also decreased from 20% to 10% in 2021. Throughout 2021, the CBRT took a number of steps to increase the share of Turkish Lira on banks’ balance sheets. FX required reserve ratios were increased three times throughout 2021 and FX weighted average reserve requirement ratio increased from 17.2% to 21.8%. Additionally, incentive schemes, including exemptions from TL required reserves and additional remuneration, were introduced.

Targeted Loan Programs

In August 2020, the maximum maturity for FX rediscount credits was lowered back to 360 days from 720 days. The interest rate for TL rediscount credits was changed to the CBRT’s policy rate and these credits started to be extended only to SMEs.

In December 2020, maximum maturity for FX rediscount credits was lowered to 240 days from 360 days, whereas credits utilized for the exports of high-tech industrial products, the exports to new markets and foreign exchange earning services were allowed a maximum maturity of 360 days. On December 31, 2020, TL rediscount credit program was terminated.

In 2020, rediscount credits’ contribution to the CBRT’s international reserves amounted to U.S.$23.1 billion.

In 2021, rediscount credits have been restructured so as to ensure that credit amounts are channeled into payment of costs linked with exports operations, thus transforming them into targeted loans. Accordingly, on October 1, 2021, following conditions have been introduced:

Some exceptions notwithstanding, credits will be extended to net exporters whose exports surpasses imports by at least 10% in the last three fiscal years or the last fiscal year.

Credits can only be used for payments of specified expenditures in Turkish liras.

Firms can obtain TL rediscount credits.

Borrowing firms that pledge to sell their FX export proceeds to the CBRT besides credit repayments have been offered some benefits regarding loan maturities and loan costs.

Further arrangements to simplify procedures have been introduced on October 27, 2021.

The total limit available for rediscount credits was also raised from U.S.$20 billion to U.S.$30 billion. In addition, credit limits for firms were updated in 2021.

In 2021, a total of U.S.$19.72 billion worth of rediscount credits were extended, of which U.S.$19 billion was in FX and U.S.$0.72 billion was in TL. The contribution of rediscount credit repayments to reserves was U.S.$21.08 billion in total. Additionally, the contribution made to CBRT reserves through the additional FX export proceeds sales amounted to U.S.$0.37 billion.

Another targeted loan program, called “Advanced Loans Against Investment Commitment”, was introduced in June 2020. The initial aim of the program was to support highly efficient investments that reduce imports and boost exports, lower external dependency as well as reducing the current account deficit and support sustainable growth. The advance loan program had an initial total limit of TL 20 billion and loans were extended through development and investment banks to firms that hold Investment Incentive Certificates and that would make investments in selected sectors.

In 2021, advance loan borrowings and instalment payments amounted to TL 1.5 billion and TL 137 million, respectively.

Table 40

Selected CBRT Balance Sheet Data (in millions of Turkish Lira)	2017	2018	2019	2020	2021
ASSET	396,221.9	461,204.1	646,509.2	820,158.7	1,636,372.8
Foreign Assets	436,818.8	506,864.0	638,127.7	699,465.0	1,478,087.9
Domestic Assets	16,415.1	-655.2	58,132.2	188,639.1	211,895.9
Cash Operations	—	—	—	—	—
FX Revaluation Account	-57,012.0	-45,004.7	-49,750.8	-67,945.4	-53,611.0
IMF Emergency Assistance	—	—	—	—	—
LIABILITY	396,221.9	461,204.1	646,509.2	820,158.7	1,636,372.8
Total Foreign Liabilities	299,700.7	347,210.6	419,807.5	673,546.2	1,489,673.1
Liabilities to Non-Residents	9,135.3	21,738.6	24,700.3	41,739.4	173,950.6
Liabilities to Residents	290,565.4	325,471.9	395,107.2	631,806.8	1,315,722.4
Central Bank Money	96,521.2	113,993.6	226,701.7	146,612.5	146,699.7
Reserve Money	174,101.7	192,199.5	203,771.0	382,288.5	620,479.5
Currency Issued	131,457.7	132,261.7	153,362.4	188,369.4	235,377.4
Deposits of Banking Sector	41,961.4	59,329.2	50,094.2	193,601.8	384,715.9
Extra Budgetary Funds	172.4	210.5	175.8	163.6	194.0
Deposits of Non-Banking Sector	510.3	398.0	138.6	153.6	192.2
Other Central Bank Money	-77,580.5	-78,205.9	22,930.6	-235,676.0	-473,779.7
Open Market Operations	-117,744.4	-95,699.7	-9,929.4	-277,038.2	-563,598.5
Deposits of Public Sector	40,163.9	17,493.7	32,860.0	41,362.2	89,818.8

Source: CBRT

The following table presents key monetary aggregates for the dates indicated:

Table 41

(in millions of Turkish Lira)	2017	2018	2019	2020	2021
M1	450,624.49	509,676.30	718,817.63	1,219,207.54	2,111,942.76
M2	1,628,023.13	1,938,998.98	2,445,447.86	3,326,512.02	5,108,132.70
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued with maturity of less than 2 years)	1,685,940.81	1,994,730.75	2,554,361.33	3,421,903.27	5,209,545.80

M1 = Currency in circulation + Demand deposits (TL, FX)

M2 = M1 + Time deposits (TL, FX)

Source: CBRT

The following table presents the discount rates of the CBRT for the dates indicated:

Table 42

Discount Rates

Year	Discount Rates
2017	8.75%
2018	18.50%
2019	12.75%
2020	15.75%
2021	15.75%

Source: CBRT

BANKING SYSTEM

The Turkish banking system (TBS) is currently regulated and supervised by the Banking Regulation and Supervision Agency (the “BRSA”), which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. The BRSA, whose administrative body is the Banking Regulation and Supervision Board (BRSB), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411). The Banking Law was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983).

The Savings Deposit Insurance Fund (SDIF) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the above-mentioned Banking Law.

As of the end of 2021, 55 banks were operating in Türkiye, including 15 investment and development banks, 6 participation banks, and 34 commercial deposit banks, of which 3 were state banks, 8 were private banks, 21 were foreign banks and 2 were SDIF banks. The share of local private banks and foreign banks in terms of asset size, stood at 30.7% and 25.9%, respectively, as of 2021 year-end increased from 2020 year-end figures of 29.7% and 25.1%, respectively. During that period, the share of state banks decreased from 45.3% to 43.4% in 2021.

After the slowdown in economic growth and the emergence of financial market volatilities, the macro-financial outlook in Türkiye was improving in the second half of 2019. The economic rebalancing was significant, and the economic recovery was gaining momentum before COVID-19 outbreak. In 2020, the global COVID-19 pandemic has caused significant market disruptions mainly due to pandemic-driven volatilities in global financial markets and the deterioration in expectations. To remedy pandemic-related disruptions, expansionary monetary policy and government-guaranteed credit schemes (Credit Guarantee Fund) have been enacted, mostly led by state banks. These measures have resulted in a V-shaped recovery. In this context, the BRSA took a series of new measures to support the banking sector and accordingly the economy. The aim was to maintain the operationality of credit channels and support SMEs and households in need of working capital and liquidity, respectively, while promoting financial stability. Thanks to credit incentives in the form of asset ratio (AR) implementation (which policy was subsequently revoked), increase in the Credit Guarantee Fund (CGF) limits and low-cost lending campaigns, loan growth (particularly led by state banks) accelerated significantly. The total FX adjusted annual loan growth rose from 10% in March to 27.5% in mid of August 2020. In the 3rd quarter of 2020 economic recovery was more evident. Then, CBRT started to tighten monetary stance gradually in that quarter due to inflationary concerns, along with simplified monetary policy framework. As a result, lending momentum has lost steam starting from September 2020, and the FX adjusted annual loan growth was realized at 25% as of end of year 2020. In the first three quarters of 2021, the slowdown in loan growth was mainly driven by commercial loans, while retail loans posted a stronger growth performance. The total FX adjusted annual loan growth decreased to 7% in August 2021. Especially in the last quarter of 2021, with the negative real interest rate and deterioration in inflation expectations, loans started to increase and the total FX adjusted annual loan growth was realized at 13% as of end of year 2021.

The volume of loans reached to U.S.$370.9 billion which constitutes 53.2% of banking sector’s total assets as of December 2021. The annual decrease in total loans has stemmed from depreciation of TL. Also, the loan growth slowed down mainly due to the increase in interest rates for most of 2021. However, TL-denominated loans increased by 20.4% in 2021.

Total assets of the Turkish banking system decreased by 15.6% and stood at U.S.$697.7 billion in 2021 (down from U.S.$826.5 billion in 2020). The total value of the loan portfolio decreased by 23.4% to U.S.$370.9 billion in 2021 from U.S.$484.1 billion in 2020. The total value of the securities portfolios was U.S.$111.7 billion in 2021.

Table 43

Main Figures of Banking Sector* (in billions U.S. Dollars)	2017	2018	2019	2020	2021
Total Assets	863.7	732.3	756.1	826.5	697.7
Loans	556.3	453.4	447.1	484.1	370.9
Securities Portfolio	106.5	90.5	111.3	138.4	111.7
Deposits	453.6	385.5	432.1	467.8	401.6
Own Funds	95.1	79.9	82.9	81.1	54.1

*	Includes the data of participation banks.

Source: BRSA

Table 44

Share of Main Figures by Bank Groups

	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2017- 12	2018- 12	2019- 12	2020- 12	2021- 12	2017- 12	2018- 12	2019- 12	2020- 12	2021- 12	2017- 12	2018- 12	2019- 12	2020- 12	2021- 12	2017- 12	2018- 12	2019- 12	2020- 12	2021- 12
Commercial Banks	89.1	87.2	86.9	86.4	84.7	89.6	87.9	86.9	86.5	85.5	93.9	93.3	91.6	90.7	89.5	87.5	87	86.4	86.5	85.8
-State Owned	31.9	34.4	36.8	39.4	37	31	32.3	34.0	38.1	35.6	33.2	33.9	35.9	40.7	37.8	26.7	27.2	27.6	30.5	27
-Private	34	31	29.2	27.2	27.6	34.7	32.5	31.1	28.4	29.3	36.7	35.3	33.0	29.5	30.2	35.9	35.1	34.6	33	35
-Foreign	23.1	21.8	20.8	19.8	20.6	23.9	23.1	21.8	20	20.6	24	24.1	22.7	20.6	21.4	24.9	24.6	24.2	23	23.9
Participation Banks	4.7	4.7	5.1	6.2	6.9	4.9	5.3	6.3	7.2	7.8	6.1	6.7	8.4	9.3	10.5	3.8	4	4.4	4.6	5.1
Inv.& Dev. Banks	6.3	8.1	7.9	7.4	8.4	5.4	6.7	6.7	6.4	6.7	0	0	0	0	0	8.5	8.8	9.1	8.9	9
SDIF	0	0	0.1	0	0.1	0.1	0.1	0.1	0	0.1	0	0	0	0	0	0.2	0.2	0.2	0	0.1

TOTAL	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100

Source: BRSA

Table 45

Main Indicators of Turkish Banking Sector

(%)	2017-12	2018-12	2019-12	2020-12	2021-12
1 NPL RATIO*	3.0	3.9	5.4	4.1	3.15
2 CAPITAL ADEQUACY RATIO	16.8	17.3	18.4	18.7	18.4
3 LOAN TO DEPOSIT RATIO*	118.9	113.0	101.3	100.6	88
4 RETURN ON ASSETS	1.6	1.4	1.2	1.1	1.3
5 RETURN ON EQUITY	15.9	14.8	11.5	11.4	15.5
6 NET INTEREST MARGIN	3.8	3.9	3.8	3.9	3.8
7 TOTAL ASSETS / GDP	104.9	108.1	104.9	121	127.8
8 LEVERAGE RATIO	7.7	7.9	8.8	8.0	6.6

*	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

The capital structure of the banking sector remains strong. As of December 2021, the capital adequacy ratio (CAR) is 18.4% and 640 bps higher than 12% target ratio. Moreover, Common Equity Tier 1 ratio is 13.4%, and well above applicable regulatory thresholds. In addition, forbearance measures regarding the calculation of the CAR and capital injection to state banks have positively affected the CAR. Even without forbearance effects (2.9 points), the sector had an adequate CAR of 15.5% as of December 2021. As of April 2022, CAR of the sector is 17.2% without forbearance measures.

The resilience of the banking sector against liquidity shocks continues. The current liquidity coverage ratios (LCR) of the sector calculated for total and FX are far above the regulatory limits. Furthermore, a high rollover ratio of external borrowing has been maintained at the current stage. The banks have sufficient liquidity buffers against any liquidity needs. As of December 2021, the FX LCR of the sector is 397.7% while the total LCR level is 181.4%. Besides, the high quality liquid assets to total assets in total is over 20% as of December 2021.

The loan-to-deposit ratio is one of the key indicators to monitor the structural liquidity of banks. It shows the extent to which loans can be funded by deposits. Loan to Deposit Ratio (LDR) is 88% as of December 2021 (excluding loans granted by development and investment banks).

The NPL ratio of the sector, which was 3.9% as of year-end 2018, had increased to 5.4% in December 2019, as a result of asset quality review conducted by BRSA staff in 2018. In terms of asset quality, relatively low level of new NPL inflow compared to previous year because of measures related to restructuring, changes in overdue criteria and loan deferrals, the significant increase in the loan volume, rapid and strong recovery in economic activity and TL depreciation against major currencies helped decline in the NPL ratio from 5.4% in 2019 year-end to 3.2% as of December 2021. Moreover, the improvements in the cash flow of the companies and the debt payment capacity of the households have supported the NPL collection. On the other hand, due to moderate increase in the volume of stage 2 loans, thanks to BRSA regulations allowing flexibility in the classification of loans, and higher loan growth, the share of stage 2 loans stayed flat around 10.1—11.1% of total loans during 2021. The measure provides banks with additional flexibility not to classify loans automatically as stage 3 after 90 days past due (until the end of 3Q21) period. However, this does not remove the obligations of banks to assess the credit quality of the exposures and to set aside provisions for expected credit losses in accordance with their IFRS 9 models. Changes to overdue criteria regulations were implemented in September 2021, though such changes were ended at the end of 2021.

Although the pandemic caused short-term fluctuations in banks’ profits, as of December 2021, the net profit of the TBS increased by 59% (TL 34.5 billion) annually and realized at TL 93 billion. Banking sector preserved its high profitability, which helped to build sufficient capital buffers. As of December 2021, NIM was 3.8%, ROA was 1.3% and ROE was 15.5% for the banking sector. As of December 2021, the provisioning rate for stage 2 category loans and non-performing loans, realized at 17.7% and 79.7%, respectively, implied 200bps and 480bps rise in provisioning rate in annual terms. The probable risks arising from asset quality issues are expected to remain at manageable levels thanks to the current macroeconomic outlook and the rebound in economic activity with the banking sector’s current strong capital and balance sheet structure.

Moreover, TBS has strong ties and integration with international financial system, allowing commercial banks to engage in banking and other financial services. The major commercial banks, three of which are state-owned, are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange transactions and to borrow and lend in foreign currency.

State-owned Banks

The non-performing loan volume of the three deposit-taking state-owned banks was U.S.$3.4 billion as of December 2021. The provision set aside for these non-performing loans was U.S.$2.9 billion in 2021. The non-performing loan ratio of these banks decreased from 3% in 2020 to 2.4% in 2021. The shareholders’ equity of these banks was U.S.$14.5 billion in 2021.

Main indicators demonstrate that the TBS has strong fundamentals with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards and best banking practices, risk-based supervision, LCR and CAR with their high levels implying strong liquidity and capital buffers and BRSA approval for profit distribution.

SDIF Banks

SDIF has taken over 26 private banks since 1994. Of these 26 banks, banking operating licenses of 6 banks were revoked and bankruptcy orders were issued for these banks and the management and control of 20 other banks were transferred to SDIF along with the shareholders rights except dividends. SDIF banks were subject to an intensive financial and operational restructuring process following their takeover. SDIF continues to carry out liquidation, resolution and recovery processes for the banks transferred to SDIF along with shareholders rights except dividends, and the banks with revoked operating licenses and bankruptcy orders.

As of December 31, 2021, the total cost of financial restructuring and repayment of insured deposits amounted to U.S.$31.579 billion for 26 banks. Of this amount, U.S.$27.2 billion was obtained from public sector resources (the Ministry of Treasury and Finance (former Undersecretariat of Treasury) and the CBRT), and U.S.$4.2 billion from private sector resources (i.e., from SDIF’s own resources). A considerable portion of SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for SDIF. As part of the resolution operations, of the amount of U.S.$27.2 billion obtained from public sector resources, U.S.$13.85 billion was repaid to the Ministry of Treasury and Finance and the CBRT as of December 31, 2021 and SDIF will continue to repay the remaining amount.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to SDIF by Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables, SDIF made significant progress in the collection of public receivables. The total amount of collections made as a result of resolution operations reached U.S.$23.93 billion as of December 31, 2021.

Of this amount, U.S.$186.94 million was collected in 2021, with U.S.$10.54 million collected from non-performing receivables, U.S.$6.78 million collected from subsidiaries, real estate and movables, U.S.$4.45 million collected from Banks under the management of SDIF, U.S.$155.11 million collected from other miscellaneous collection transactions. In addition, U.S.$10.05 million financial income was obtained in 2021.

Collection of Non-Performing Receivables

As a part of the resolution of banks transferred to SDIF, a total of 208.1 thousand files of receivables worth TL 8.83 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2021. The net amount of collections (after deducting refunds, payments, et cetera from collections and adding collections in kind made from debtors) from non-performing loans of SDIF in 2021 totaled U.S.$9.32 million.

Receivables from Bank Majority Shareholders

SDIF collects receivables acquired from majority shareholders and those stemming from misuse of bank resources by majority shareholders via proceedings under Law No. 2004 and Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (“FRAs”) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made substantial progress in collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not making payments as required by the protocols, SDIF is entitled to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders

Total amounts expected to be collected from bank majority shareholders in resolution/liquidation processes can vary due to a number of factors, such as existing protocol and repayment agreements, ongoing lawsuits and legal proceedings against bank majority shareholders, and additional liabilities of such bank majority shareholders. SDIF’s recoveries from bank majority shareholders as of December 31, 2021 are explained below:

Çukurova Group: A total of U.S.$1.15 million was collected from the Çukurova Group in 2021 and the total sum of collections from the Çukurova Group amounted to U.S.$2,418.75 million as of December 31, 2021.

Bayındır Group-Bayındırbank: A protocol was signed on December 25, 2020 between the SDIF and the Bayındır Group. The total sum of collections from Bayındır Group as of December 31, 2021 is U.S.$81.71 million.

Çağlar Group-Interbank: SDIF signed a protocol with Çağlar Group on February 2019 for the liquidation of its debts to the SDIF, under which a collection in kind of TL 445.21 million (U.S.$83.63 million) was collected from the group, by which its debts to the Fund were liquidated. The total amount of collections from the Çağlar Group amounted to U.S.$684.01 million as of December 31, 2021.

EGS Group-EGS Bank: The follow-up and collection process is still in progress in accordance with the protocol signed with EGS Group on June 8, 2011. SDIF collected nearly U.S.$562.56 thousand from EGS Group in 2021 and the total amount of collections reached U.S.$120.01 million as of December 31, 2021.

Garipoğlu Group- Sümerbank: The cash debts of the Garipoğlu Group were transferred to the SDIF and liquidated, while the follow-up on their non-cash debts continues. The total collection amount obtained from the group as of December 31, 2021 is U.S.$383.10 million.

Cıngıllı Group- Demirbank: The cash debts of the Cıngıllı Group to the SDIF were liquidated in 2007 as a result of collections made pursuant to a protocol. The total collection amount obtained from the group as of December 31, 2021 is U.S.$103.43 million.

Süzer Group- Kentbank: Süzer Group’s cash debt under a protocol with SDIF was liquidated in 2007 through a cash and lump sum payment, and the monitoring of non-cash risks continues. The total collection amount reached to U.S.$188.16 million as of December 31, 2021.

Sürmeli Group- Sitebank: The SDIF’s receivables from the group were liquidated in 2005, within the framework of the protocol signed with Sürmeli Group. The total amount of collections from the group reached U.S.$12.30 million as of December 31, 2021.

Balkaner Group-Yurtbank: The legal follow up process and collections associated with third parties and companies, to which Ali Avni Balkaner, the majority shareholder of the Yurtbank, transferred the Bank’s resources, are still in progress. In 2021, a total of U.S.$348.42 thousand was collected from Balkaner Group and related third party borrowers, and the total sum of collections from the Balkaner Group reached U.S.$333.55 million as of December 31, 2021.

Uzan Group-İmar Bank: In accordance with the provisions of Law No. 6183 and the provisions of Article 15 of Banking Law No. 4389, abolished and amended by Law No. 5354, SDIF continued to track and collect goods, rights and assets seized in line with the provisions of Law No. 6183. The gross collection from the İmar Bankası reached U.S.$7.61 billion as of December 31, 2021. Of this amount, a total of U.S.$6.56 billion was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by clause 5 of Article 134 of Banking Law No. 5411, and provisions of provisional Article 24. In addition, U.S.$40.41 million in collection tracked in apportioned accounts will be shared in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. The total amount of net collections amounted to U.S.$1.017 billion as of December 31, 2021.

Erol Aksoy Group-İktisat Bankası: In 2021, U.S.$6.63 million was collected from the group and the total amount of collections reached U.S.$261.28 million as of December 31, 2021.

Zeytinoğlu Group-Esbank: A protocol was signed with the group on January 17, 2020 for the collection and liquidation of the debts of the Zeytinoğlu Group to the Fund, and the payment of labor receivables relating to the Entil Döküm Group. The group’s cash debt subject to the protocol was liquidated. The total amount of collections has reached U.S.$427.66 million as of December 2021.

Dinç Bilgin Group – Etibank: The total amount of collections made from the Dinç Bilgin Group and related third-party debtors from the date of the bank’s transfer to the SDIF, both by enforcement and voluntarily, is U.S.$951.57 million as of December 31, 2021.

Demirel Group-Egebank: In 2021, U.S.$20.06 thousand was collected from Demirel Group and the total amount of collections reached U.S.$200.59 million as of December 31, 2021.

Ceylan Group- Bank Kapital: A protocol was signed on December 17, 2021 between the Ceylan Group and the SDIF. A total of net U.S.$71.80 million has been collected from the group as at December 31, 2021, of which U.S.$47.81 million was in kind, while U.S.$23.99 million was in cash.

Korkmaz Yiğit Group-Bank Ekspres: The legal follow up process and collections from group remain in progress. The total sum of collections from the group reached is U.S.$85.51 million as of December 31, 2021.

Lapis Group- TYT Bank: In 2021, U.S.$326.74 thousand was collected from Lapis Group and the total amount of collections as of December 31, 2021 have reached U.S.$3.85 million.

Toprak Group- Toprakbank: The Toprak Group’s cash debt to the SDIF was settled within the framework of the protocols the group signed with SDIF. The total amount of collections made from the group is U.S.$395.44 million as of December 31, 2021. However, certain financial liability and personal bankruptcy lawsuits brought in connection with Bank losses not corresponding to the protocols signed with the Toprak Group, or not assumed by the group, still continue.

TTB Munzam Vakfı - Türk Ticaret Bankası: The collection and liquidation of the debts taken over from Türkbank subsidiary Tasfiye Halinde Ticaret Factoring Hizmetleri AŞ continue, and the amount of collections as of December 31, 2021 is U.S.$16.74 million.

Bank Asya: Pursuant to SDIF Board’s Resolution No. 2015/134 dated May 29, 2015, the shareholder rights excluding dividends and the management and control of Bank Asya were transferred to SDIF. In 2016, Bank Asya was put up for sale but the sale process was terminated because no bid was submitted. Bank Asya’s operating license was revoked upon the request of SDIF pursuant to the BRSA’s Resolution No. 6947 dated July 22, 2016, and liquidation procedures began. SDIF concluded efforts to identify insured participation funds at Bank Asya, and began the payout process for the insured participation funds in the amount of TL 974,402,305.79 (which is equal to U.S.$282.5 million), via Vakif Katilim Bank on December 5, 2016.

In accordance with SDIF Board’s Resolution No. 397 dated December 22, 2016, SDIF instituted bankruptcy proceedings against Bank Asya and consequently filed a lawsuit for the direct bankruptcy of Bank Asya at the 1st Commercial Court of First Instance in Istanbul (“Court”). On November 16, 2017, the Court accepted the bankruptcy of Bank Asya. As of December 31, 2017, the bankruptcy estate has been formed and the liquidation of Bank Asya has begun.

In 2018, the SDIF recovered all of the reimbursed insured participation funds (which is TL 677.4 million) from the Bankruptcy Estate. The liquidation of the bank is ongoing.

Litigation

Several claimants have filed claims against the Republic of Türkiye and SDIF, ranging from U.S.$20 million to U.S.$68 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) and before the Paris Civil Court alleging either the Republic of Türkiye or SDIF impaired their investments and/or companies by illegal actions. Two of the claims against the Republic of Türkiye before ICSID have been dismissed; the remainder are currently pending. There are also execution proceedings of local court awards against the shareholders of the banks that have been taken over by SDIF in certain jurisdictions including but not limited to the USA, Greece, Luxembourg and France.

SDIF initiated legal proceedings to recover and collect the arbitration costs resulting from the case award of Saba Fakes v Republic of Türkiye under file no. ICSID/ARB/07/20. Although the case is closed , the recovery process for the costs awarded in favor of Republic of Türkiye is still ongoing as of December 31, 20221. The recovery amount is around U.S.$1.6 million.

Due to its trusteeship authority, SDIF has been appointed to pursue four international arbitration cases before ICSID and UNCITRAL that are initiated against the Republic of Türkiye. The cases are pursued with cooperation of the Legal Affairs Department of the Presidency of the Republic of Türkiye.

İpek Investment, a UK-based company that alleges that it owns 100% of shares of Koza-İpek Holding A.Ş., has initiated an arbitration case before ICSID under file no ARB/18/18 against the Republic of Türkiye claiming that the Republic of Türkiye allegedly breached the Investment Treaty between the Republic of Türkiye and Great Britain on May 29, 2018. The total compensation claim of the Applicant is around U.S.$5-6 billion. Türkiye is represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Türkiye. The proceedings are ongoing.

Cascade Investments NV, a Belgium-based company that alleges it owns 99.94% of shares of Cihan Medya Dağıtım A.Ş., has initiated an arbitration case before ICSID under file no ARB/18/4 against the Republic of Türkiye claiming that Türkiye has allegedly breached the Investment Treaty between the Republic of Türkiye and Belgium-Luxemburg Economic Cooperation on February 28, 2018. The total compensation claim of the Applicant is around 120,000,000 Euro. Türkiye is represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Türkiye. The tribunal has dismissed the claims of the Claimant on 20 September 2020.

Waleed Y J H Aljarallah, a Kuwait citizen who alleges that he owns 4% of shares of Aydinli Hazir Giyim Sanayi ve Ticaret A.Ş., has initiated an arbitration case before UNCITRAL under PCS Case No 2020-04 against the Republic of Türkiye claiming that Türkiye has breached the Investment Treaty between the Republic of Türkiye and Kuwait. The applicant claims full undistributed profit share as of 2017 as well as compensation and reinstatement of his membership to the Board of Directors (BoD) for an amount up around to U.S.$22 million plus costs and interest.. Türkiye is represented by Offit-Kurman, a U.S. based law firm. The proceedings are ongoing.

Akfel Commodities Pte. Ltd. (Akfel Singapur), a company incorporated in Singapore, nd ISystems Global B.V. (I-Systems Global), a company incorporated in Holland, have initiated an arbitration case before ICSID under Case No ARB/20/36 against Republic of Türkiye claiming that Türkiye has breached the Investment Treaty between Republic of Türkiye and Singapore as well as the Investment Treaty between Republic of Türkiye and Holland. The applicants claim full compensation of their damages related to the alleged breach up around to U.S.$1 billion. The proceedings are ongoing.

Certain arbitration cases that have been brought against Republic of Türkiye are being handled by different Ministries. For instance, Cem Uzan, alleging that he owns shares of CEAS-KEPEZ and that their concession agreements are illegally terminated, initiated arbitration procedures against the Republic requesting payment in the amount of €2.5 billion. This claim was handled by the Ministry of Energy and Natural Resources and was dismissed on February 2, 2018.

There are also cases such as Uzanand Cıngıllı Groups which have been filed against the Republic before the European Court of Human Rights. These cases, which are related to various banks which have been taken over by SDIF, are generally handled by the Ministry of Justice.

For the cases that are handled by other Ministries, SDIF only supports these Ministries by providing documents and other evidence.

Trusteeship Operations

In accordance with the article 19 and the article 20 of the Law No. 6758, published in the duplicate Official Gazette No. 29898 dated November 24, 2016, SDIF has been assigned as trustee of companies placed or to be placed under the control of trustees due to their affiliation, cohesion, or connection to the FETÖ/PDY terrorist organization pursuant to the article 133 of the Code of Criminal Procedures.

As of December 31, 2021, SDIF has been assigned as trustee of (or has been assigned the powers of the trustees of) 713 businesses (with an estimated TL 83.63 billion in total assets and 35,079 employees). SDIF has also been assigned as trustee for assets of 101 individuals and trustee for 104 companies, of which SDIF controls less than 50% of the outstanding shares.

Regulatory and Supervisory Framework

The BRSA is responsible for the regulation and supervision of the establishment and operating permissions of:

•	Banks, foreign bank representatives, financial holding companies and asset management companies pursuant to the Banking Law No. 5411;

•	Factoring, financial leasing, financing and saving financing companies pursuant to the Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361;

•	Card institutions, clearing and settlement institutions pursuant to the Law on Bank Cards and Credit Cards No. 5464.

Furthermore, BRSA authorizes external audit, rating and valuation companies that provide service to banks or financial holding companies.

According to Banking Law No. 5411, in order to ensure confidence and stability in financial markets, sound operation of the credit system, development of the financial sector and protection of the rights and interests of depositors, the responsibilities of BRSA include:

•

To regulate, enforce and ensure the enforcement thereof, and to monitor and supervise the establishment and implementation of certain activities, management and organizational structure, and the merger, disintegration, change of shares and liquidation of banks, financial holding companies, and leasing, factoring, financing and saving finance companies, without prejudice to the provisions of other laws and related legislation;

•

To become members of international financial, economic and professional organizations in which domestic and foreign equivalent agencies participate, and to sign memoranda of understanding with the authorized bodies of foreign countries regarding the issues that fall under the Agency’s duty field; and

•	To fulfill other duties assigned by Law.

The main sub-regulations of the Banking Law concern capital adequacy, own funds, liquidity, risk management, large exposures and lending limits, provisioning, digital banks and banking as a service model, corporate governance, accounting and information systems, independent audit, valuation, rating and outsourcing.

Supervision of non-bank financial institutions consisting of factoring, leasing, financing, saving financing and asset management companies is carried out by the Audit V Department, which was established pursuant to the Decision of the Banking Regulation and Supervision Agency dated October 1, 2020 and numbered 9181.

Audits of non-bank financial institutions take into account the institutions’ balance sheet sizes, complaints submitted to the Agency regarding these institutions and audits of the Agency requested by other public institutions within the framework of the audit plans. In this context, audit groups of non-bank financial institutions to be audited on-site are submitted for the Chairman’s approval following approval of the relevant Head of Department and Deputy Head and audit activities are carried out within the scope of the approval granted.

The Law No. 6361 was amended by Law No. 7292 on March 4, 2021 and its name was changed to “Financial Leasing, Factoring, Financing and Savings Financing Companies Law”. The amended law authorized the Agency to supervise and oversee the savings finance companies. In this context, the audit of 35 savings finance companies that applied for Agency oversight was completed in 2021. 21 of these companies were not found to have sufficient adaptation plans and as a result, the Agency decided to liquidate them compulsorily. An additional 6 companies were directed to voluntary liquidation, and the Agency decided to continue the adaptation processes of 6 companies which were formed as a result of the merger of some of the remaining 8 companies. As a result of these processes, the 6 savings finance companies were authorized by Agency as of April 28, 2022.

The Law on Bank Cards and Credit Cards No. 5464 and the Regulation on Bank Cards and Credit Cards set forth procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards, rules surrounding the licensing and operation of card system organizations and card issuing organizations, rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, minimum payment amounts and the ratio for a particular credit card debt associated with the holder’s card limit.

The Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions No. 6493, the Regulation on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions and the Communiqué on Principles to be Considered in Information Systems Management and Audit in e-Money and Payment Institutions, set forth the rules surrounding licensing and operation of payment institutions and electronic money institutions and the procedures and principles regarding the issuance of electronic money and payment services. With the amendment published on Official Gazette No. 30956 of November 22, 2019, of the Law BRSA’s authorization and obligations related to this Law transferred to the Central Bank of the Republic of Türkiye (CBRT) on January 1, 2020. Thus, the CBRT is the competent authority to grant a license to payment and electronic money institutions and to supervise them as of January 1, 2020)

The Law on Financial Leasing, Factoring, Financing and Saving Financing Companies No. 6361, Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies, Regulation on Establishment and Operation Principles of Saving Financing Companies, Regulation on Accounting Practices and Financial Statements of Financial Leasing, Factoring, Financing and Saving Financing Companies, the Uniform Chart of Account and its Prospectus to be Applied by Financial Leasing, Factoring, Financing, Saving Financing Companies and the Regulation on Procedures and Principles to be Applied in Factoring Transactions set forth establishment and operating principles of financial leasing, factoring, financing and savings finance companies operating as financial institutions, as well as principles and procedures relating to financial leasing, factoring, financing and saving financing contracts. The Communiqué on Management and Audit of Information Systems of Financial Leasing, Factoring and Financing Companies regulates procedures and principles regarding the management of information systems used by financial leasing, factoring and financing companies in the performance of their activities within the scope of the related Law and their auditing by authorized audit firms.

Through its regulation activities, BRSA aims to align the banking sector’s prudential regulations with international standards and best practices, mainly the EU Directives, Basel Standards and International Accounting Standards. The risk-based supervision activities of BRSA are conducted in order to ensure that the provisions of the Banking Law and other laws are properly adopted by supervised institutions, to assess the financial soundness of these institutions and to evaluate the effectiveness and sufficiency of the structures developed for monitoring and managing risks that may arise from the usage of IT systems in banking activities.

The Regulatory Consistency Assessment Program (RCAP) was conducted between September 2015 and March 2016 and all underlying components of the risk-based capital framework were assessed as compliant.

Moreover, the European Banking Authority (EBA) provided its opinion to the European Commission in December of 2015 that the supervisory and regulatory framework applicable to credit institutions as documented in domestic laws and regulations in Türkiye can be regarded as equivalent to those applied in the European Union. As requested by the Commission, the EBA published on January 11, 2017 this Opinion after the Commission’s approval and the publication of the related Decision on Equivalence.

In order to meet the needs arising due to the development in banking sector and to comply with international best practices, amendments were made to the Banking Law No.5411, the Law on Bank Cards and Credit Cards No. 5464, and the law entitled Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361 as of February 25, 2020. The changes made are aimed at ensuring compliance with changes in international standards and principles. Furthermore, major changes introduced with the amendments of abovementioned laws are: strengthening the institutional structures of factoring companies; enforcement of the ban on access to unauthorized banking activities; widening the scope of risk group exposures; further improvement in participation, development and investment banking activities; enforcement of higher administrative fines to address violations or to ensure deterrence in banking sector; the introduction administrative fines against manipulation and misleading activities in financial markets; to preparation of recovery plans by systemically important banks; authorization of the BRSB to enact a prohibition on the transfer of any customer and bank confidential data abroad, as well as making amendments aimed at eliminating concerns surrounding the issue of whether the provisions of the Personal Data Protection Law will be applied to the processing and transfer of customer secrets data.

Regulations currently in act are listed in the Annex below.

ANNEX - Regulations in Act

A. Laws

1.	Banking Law No. 5411

2.	Law on Bank Cards and Credit Cards No. 5464

3.	Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361

B. Main Regulations regarding Banking Law

B.1. Regulations

•	Regulation on Determination of Service Level and Quality of Bank Call Centres

•	Regulation on Recovery Plans to Be Prepared by Systematically Important Banks

•	Regulation on Sharing Confidential Information

•	Regulation on Indirect Shareholding and Transactions Subject to Permission of Banks

•	Regulation on Accessibility of Banking Services

•	Regulation on Principles Regarding Authorization and Activities of Rating Agencies

•	Regulation on the Corporate Governance Principles of Banks

•	Regulation on Financial Holding Companies

•	Regulation Governing the Principles of Incorporation and Operations of Asset Management Companies and Transactions Related to the Acquisition of Receivables

•	Regulation on the Donations and Aids to be Made by Banks and Institutions Subject to Consolidated Supervision

•	Regulation on Procurement on Support Services By Banks

•	Regulation on the Principles Regarding the Authorization and Activities of Valuation Firms

•	Regulation on Merger, Acquisition, Division and Changes in Shares of Banks

•	Regulation on the Procedures and Principles for Sales and Purchase of Precious Metal by Banks

•	Regulation on Voluntary Liquidation of Banks

•	Regulation on the Principles and Procedures Concerning the Preparation of and Publishing Annual Report by Banks

•	Regulation on Independent Audit of Banks

•	Regulation on Procedures and Principles Regarding Notification , Oath and Declaration of Property, of Individuals to be Appointed to Top Management of Banks, and Keeping of Decision Books by Banks

•	Regulation on the Procedures and Principles for Accounting Practices and Retention of Documents by Banks

•	Regulation on the Principles and Procedures for Accepting, Withdrawal of Deposits and Participation Funds As Well As the Prescribed Deposits, Participation Funds Custody and Receivables

•	Regulation on Loan Operations of Banks

•	Regulations on Measurement and Evaluation of Liquidity Adequacy of Banks

•	Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book by Standard Shock Method

•	Regulation on Calculation and Application of Foreign Exchange Net General Position /Own Funds Standard Ratio by Banks on Consolidated and Non-Consolidated Basis

•	Regulation on Procedures and Principles for Classification of Loans and Provisions to be Set Aside

•	Regulations on Measurement and Assessment of Leverage Levels of Banks

•	Regulation on Capital Conservation and Counter Cyclical Capital Buffers

•	Regulation on Systemically Important Banks

•	Regulation on Internal Systems and Internal Capital Adequacy Assessment Process of Banks

•	Regulations on Principles Relating to Repo and Reverse Repo Transactions of Banks

•	Regulation on Own Funds of Banks

•	Regulation on Calculation of Liquidity Coverage Ratio of Banks

•	Regulation on Measurement and Assessment of Capital Adequacy of Banks

•	Regulation on Restructuring of Debts to Financial Sector

•	Regulation on Manipulation and Misleading Transactions in Financial Markets

•	Regulation on Uniform Chart of Account

•	Regulation on the Operating Principles of Digital Banks and Banking as a Service Model

•	Regulation on Principles and Procedures Regarding Supervision to be Conducted by Banking Regulation and Supervision Agency

B.2. Regulations on Information Systems and Banking Processes

•	Regulation on Remote Identification Methods to be Used by Banks and the Establishment of Contractual Relation in Electronic Environment

•	Regulation on Independent Audit of Information Systems and Business Processes Regulation on Information Systems and Electronic Banking Services of Banks

•	Communiqué on Information Systems Management and Audit of Information Exchange Institutions and Risk Center Communiqué on the Report on Information Systems and Business Processes Independent Audit

•	Circular on Independent Audit Tracking System (BADES)

•	Circular on Penetration Tests for Information Systems

B.3. Communiqué

•	The Communiqué on the Principles and Procedures for the Administrative Fines to be Imposed on Reportings Made Within the Scope of Banking Data Transfer System

•	Communiqué on Principles and Procedures Concerning the Activities of Representative Offices in Türkiye

•	Communiqué on Preparation of Consolidated Financial Statements of Banks

•	Communiqué on Financial Statements to be Disclosed to the Public by Banks, and Explanations and Footnotes Thereof

•	Communiqué on Disclosures About Risk Management to be Announced to Public by Banks

•	Communiqué on Calculation of the Risk Weighted Exposure Amount for Operational Risk by Advanced Measurement Approach

B.4. Communiqué and Guidelines Regarding Capital Adequacy

•	Communiqué on Structural Position

•	Communiqué on the Calculation of Capital Requirement for Market Risk of Options, Using Standardized Approach

•	Communiqué on the Calculation of Market Risk by Risk Measurement Models and Assessment of Risk Measurement Model

•	Communiqué on the Calculation of Risk Weighted Exposures Related to Securitisation

Communiqué on Calculation of the Risk Weighted Exposure Amount for Operational Risk by Advanced Measurement Approach

•	Communiqué on Calculation of the Risk Weighted Exposure Amount for Credit Risk by Internal-rating Based Approaches

•	Communiqué on Credit Risk Mitigation Techniques

•	Guideline for Assessment, Validation, and Corporate Governance of Internal Rating Based Approaches and Advanced Measurement Approach

•	Guideline for Application Processes for Internal Rating Approaches and Advanced Measurement Approach

•	Communiqué on The Capital Instruments That Will Be Included in Own Funds of Banks

B.5. Communiqués Regarding Interest-Free Banking

•	Communiqué on Compliance with the Principles and Standards of Interest-Free Banking

•	Communiqué on the Procedures and Principles on Informing the Customers and Public in terms of Interest-Free Banking Principles and Standards

B.6 Guidelines

•	Guideline on Interest Rate Risk Management

•	Guideline on Market Risk Management

•	Guideline on Country Risk Management

•	Guideline for Liquidity Risk Management

•	Guideline on Best Compensation Practices of Banks

•	Guideline for Reputation Risk Management

•	Guideline on ICAAP Report

•	Guideline on Counterparty Credit Risk Management

•	Guideline on Credit Management of Banks

•	Guideline on Operational Risk Management

•	Guideline on The Management Of Concentration Risk

•	Guideline on Stress Testing to be Used by Banks in Capital and Liquidity Planning

•	Guideline on Fair Value Measurement

•	Guideline on Calculating Expected Credit Allowances in accordance with TFRS 9

•	Guidelines on Credit Granting and Monitoring

•	Non-performing Exposures Workout Guidelines

•	Guideline on the Assessment Criteria Considered in the Supervisory Review Process

•	Problem Receivable Resolution Guide

C. Regulations Regarding Financial Leasing, Factoring, Financing and Saving Financing Companies Law

•	Regulation on Procedures and Principles to Be Applied in Factoring Transactions

•	Regulation Governing the Accounting Practices and Financial Statements of Financial Leasing, Factoring, Financing and Saving Financing Companies

•	Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies

•	Regulation on Establishment and Operation Principles of Saving Financing Companies

•	Regulation on Uniform Chart of Account

•	Communiqué on Management and Audit of Information Systems of Financial Leasing, Factoring and Financing Companies

D. Regulations on Bank Cards and Credit Cards Law

•	Regulation on Bank Cards and Credit Cards

•	Communiqué on Principles for Information Systems Management and Audit on Business Processes and Information Systems in Information Exchange, Clearing and Settlement Agencies

•	Credit Card Installment Limits and Prohibitions

E. Regulations for Protection of Financial Consumers

•	Financial Consumer Protection Action Plan Background Document

Prime Ministry Circular on Financial Access, Financial Education and Financial Consumer Protection Strategy and Action Plans

CAPITAL MARKETS

Capital Markets Law No. 6362 (“CML”) dated December 30, 2012 and published in the Official Gazette numbered 28513 includes several rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties. Secondary regulations within the scope of the CML are compatible with the EU Directives and constitute the legal infrastructure.

Exchanges and Trading Platforms

The CML stipulates the operations and structure of stock exchanges. Under the CML, stock exchanges may be established as a joint stock corporation subject to private law, and Borsa İstanbul A.Ş. (Borsa İstanbul) is incorporated accordingly. The CML has ensured a professional and competitive environment for Turkish stock markets with respect to market operators and tradable instruments.

As of December 2021 , 584 publicly-held companies were subject to the CML, of which 469 were traded on Borsa İstanbul. There were 141 corporations traded on the BIST Stars (former National Market), 228 corporations on the BIST Main Market (former Second National Market), 39 corporations on the Sub-Market (including the previous Emerging Companies Market) 19 corporations on the Watch List Market, and 19 corporations on the Pre-Market Trading Platform.

The following table sets forth IPOs realized in the last 5 years:

Table 46 - IPOs in 2017-2021

Year	Number of IPOs realized	Funds Raised (in millions of U.S. Dollars)
2017	3	323.1
2018	9	1,024.4
2019	7	44.3
2020	8	151.2
2021	52	1,315.6
TOTAL	79	2,858.6

Source: Capital Markets Board

Issuers

According to the CML, when securities are offered to the public or admitted to trading on a regulated market, their prospectus must be approved by the CMB. The Communiqué on Prospectus and Issue Document ( II-5.1) came into force on June 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation. Prospectus formats in line with the EU regulations have been approved by CMB and activities conducted in collaboration with the European Securities and Markets Authority (“ESMA”) regarding harmonization of prospectus formats are complete. ESMA, with its opinion dated February 8, 2016, considered that a prospectus drawn up for share issuances according to Turkish laws and regulations can constitute a valid prospectus under the Directive 2003/71/EC for the purposes of its approval by the home competent authority of a Member State.

In order to enhance the protection of rights and interests of holders of debt securities, thereby increasing investor confidence and interest in corporate bond markets, the general assembly of debt instrument holders was introduced with an amendment to the CML enacted in February 2020. The secondary regulation with respect to the general assembly of debt instrument holders was published by the CMB in September 2020. The new regulations will enable bond holders to convene and take collective actions to protect their rights in the event of default in relation to corporate bonds. Furthermore, with the purpose of providing a swifter alternative to lending, the concept of “trust” was introduced to the CML under the title “Collateral Management Contract”. Accordingly, collateral assets would be transferred to a bank or qualified investment firm as trustee, and in cases where the debt cannot be repaid, the trustee would be able to sell the assets to cover receivables of creditors.

Collective Investment Schemes

Under the structure introduced in the CML, investment funds can serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (“PMCs”) are centered into the system as the only founder of investment funds. The current structure aims to increase competition in the investment fund sector, and to enhance investment funds’ performance. PMCs that are not affiliated with any banking conglomerates have previously lacked distribution channels to market their products. Under the CML, PMCs with good performance in both the investment fund sector and other alternative investments may access distribution channels that enable them to more effectively reach investors. Also, the CML regulates additional types of funds such as venture capital investment funds and real estate investment funds. Investment fund portfolios must be held by portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds, and calculate the net asset value of the funds.

Variable capital investment companies, which are a hybrid of investment funds and investment companies, are also regulated by the CML. This collective investment scheme combines the advantages of investment companies and investment funds. Principles regarding investment companies with variable capital are regulated by the provisions of Securities Investment Companies Communiqué. Investment funds, including those established by non-bank financial institutions, are differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 80% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul. The withholding tax rate is set as 0% for both domestic and foreign legal entities.

Furthermore, an amendment to the CML, enacted in February 2020, introduced project finance funds and project bonds as a new type of collective investment scheme and security designed to finance capital-intensive long term projects on areas such as infrastructure, energy, transportation, communication and health.

As of the end of 2021, the number of domestic investment funds offered to the public (excluding Foreign investment funds, ETFs, real estate investment funds and venture capital funds) equaled 807 and total net asset value of these investment funds was U.S.$20.06 billion. Pension funds started to operate in October 2003. As of the end of 2021, the number of pension funds offered to the public was 375. Total portfolio value of these funds was U.S.$18.33 billion. According to the Communiqué on Principles of Investment Funds, an umbrella fund structure is obligatory for all investment funds.

As of the end of 2021, 431 hedge funds were registered, with total net asset value of U.S.$7.2 billion. As of the end of 2021, there were 15 exchange traded funds offered to the public with a total net asset value of U.S.$553 million.

Securities investment companies, real estate investment companies and private equity/venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax.

As of 2021, the number of listed securities investment companies was 9, listed real estate investment companies was 37 and listed venture capital investment companies was 10. The market capitalization of securities investment companies was U.S.$95 million, the total net asset value of securities investment companies was U.S.$53 million, the market value of listed private equity/venture capital investment companies was U.S.$ 485 million and the market value of real estate investment companies equaled U.S.$6,6 billion.

As of the end of 2021, 76 real estate investment funds and 93 private equity/venture capital investment funds have been formed. As of the end of 2021, total net asset value of issued real estate investment funds was U.S.$1.18 billion, total net asset value of issued private equity/venture capital investment funds was U.S.$1.24 billion.

The following table sets forth statistics regarding the collective investment schemes:

Table 47 - Collective Investment Schemes - 2017-2021 (Leading Funds and Companies)

	Investment Funds		Pension Funds		Portfolio Management Companies		Real Estate Investment Comp.
	Number	Net Asset Value (in billions of U.S. Dollars)	Number	Portfolio Value (in billions of U.S. Dollars)	Number	AuM (in billions of U.S. Dollars)	Number	Market Value (in billions of U.S. Dollars)
2017	456	14.37	299	21.08	49	41.84	31	7.12
2018	489	9.13	408	17.63	54	32.66	33	3.66
2019	468	19.17	405	21.3	51	46.9	33	5.5
2020	636	17,29	408	22.94	49	48.98	33	12.77
2021	807	20.06	375	18.33	52	48.84	37	6.6

Source: Capital Markets Board

Trading on Türkiye Electronic Fund Distribution Platform (“TEFAS”), a supermarket of funds facilitating access by investors to funds, started on January 9, 2015. TEFAS is operated by Istanbul Settlement and Custody Bank. All individual and institutional investors holding an investment account with investment institutions authorized by the Capital Markets Board or that are clients of portfolio management companies may use TEFAS. In 2021 , over U.S.$17.5 billion worth of fund shares were traded through TEFAS. As of July 1, 2021, participants of funds are able to trade the unit shares of other pension companies’ pension funds on the Pension Fund Trading Platform (BEFAS), where pension mutual fund shares are traded.

Market Intermediaries and Infrastructure

Market infrastructures such as central counterparties, trade repositories, custody services, and Investor Compensation Center are regulated under the CML. The law also defines investment services, including the concept of ancillary services. In order to explain those new concepts in detail, several regulatory works have been concluded,including the adoption of regulations contained in Directive 2004/39/EC of the European Parliament and of the Council in order to harmonize Turkish capital markets legislation with EU legislation.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been put under the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the communiqué the principles are revised to comply with the principles for other derivative instruments.

The Regulation on Central Clearing was published in July 2013 and the Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established as a legal entity. In line with the CML, the scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

The Central Registry Agency (“MKK”) is the only Trade Repository officially authorized to operate in Türkiye. Secondary regulations on trade reporting were completed in 2018. Bylaw on Foundation, Operation and Supervision Principles of Trade Repositories was published on September 19, 2018 and Communiqué on Principles Regarding Reporting to Trade Repository was published on October 27, 2018.

Banks and brokerage houses started to report their OTC and organized market derivatives data as of November 30, 2018. From January 1, 2019, other legal entity counterparties (financial institutions and real sector firms whose foreign exchange positions are supervised by Central Bank of Türkiye) also began to submit derivatives data to MKK. Currently, MKK collects derivatives data fully compatible with EMIR and provides necessary reporting to Turkish competent authorities. Also, regarding short selling transactions by intermediary institutions, the nominal and current values of net short positions on a security-by-security and a customer-by-customer basis as of the end of the day, and the contract information on a security-by-security and a customer-by-customer basis regarding the lending transactions executed in the over-the-counter markets as of the day of the transaction are reported to the Turkish competent authorities.

Dematerialization of Capital Market Instruments

The dematerialized system has been in place for equities traded on the Borsa Istanbul since 2005 for mutual fund certificates and corporate bonds since 2006, for commercial paper since 2007 and for bank bills since 2009. As of June 30, 2012, retail clients’ holdings of government bonds and bills were also dematerialized by MKK. As of 2021, the market value of those government bonds and bills held by MKK is U.S.$14.02 billion.

Licensing of Individual Market Professionals

On June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. Since 2013, licensing examinations have been organized by the SPL, the CMB and the Anadolu University. As of the end of 2021, the total number of licenses for professionals who engage in capital markets activities granted reached 111,877, as described in further detail below:

Table 48

Types of Licenses	Licenses Issued 2002-2021
Capital Market Activities Level 1	34,854
Capital Market Activities Level 2	18,341
Capital Market Activities Level 3	18,086
Derivative Instruments	13,046
Real Estate Appraiser	15,132
Credit Rating	5,856
Corporate Governance Rating	4,917
Residential Real Estate Appraiser	1,633
IT Auditor	12
TOTAL	111,877

Source: SPL

Financial Reporting and Auditing Standards

Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, Turkish Auditing Standards, as the official translation of International Standards on Auditing issued by the International Federation of Accountants (“IFAC”), that are also disclosed by Public Oversight, Accounting and Auditing Standards Authority of Türkiye, have been applied to audits of securities market companies and institutions according to Article 14 of the CML. There are 109 authorized audit firms operating in Turkish capital markets and 62 of them have an international membership.

Corporate Governance

Corporate governance principles are regulated by Article 17 of CML. In line with the authority given by the CML, the Communiqué on Corporate Governance (II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by the listed companies are determined in detail. The “Comply or explain” approach has been valid since the publication of CMB Corporate Governance Principles in 2003. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” is defined in the CML and the CMB is authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions, minority shareholders who vote against the transaction in the general assembly are granted a sell-out right. Quorums are defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings have been enabled. An amendment to the Corporate Governance Communiqué published in October 2020 introduced the Sustainability Principles Compliance Outline, which entails the establishment of strategies, policies and objectives in relation to sustainability principles by corporations and annual disclosures of related objectives and activities, to ensure that investors are informed with respect to activities in relation to environmental and social principles through public disclosures.

Derivatives Market

According to Article 138 of the CML, organized markets are designed to operate under a single structure and under this provision the previous Turkish Derivatives Exchange has merged with Borsa Istanbul. The derivatives market established within Borsa Istanbul, the Futures and Options Market (“VIOP”), continues operations for both futures and options as well as other derivative contracts. In 2021, there were 172,023 accounts opened in the Derivatives Market. Futures contracts comprised 99.5% and option contracts 0.5% of the total traded value in 2021. The total traded value of the Derivatives Market in 2021 was TL 4,480 billion (includes options and futures).

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 49

	2017	2018	2019	2020		2021
Outstanding Securities (in millions of TL)	718,600	775,023	961,982	1,286,936		1,595,397
Private	183,153	188,881	206,931	226,583		274,207
Public	535,447	586,142	755,052	1,060,353		1,321,189
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	1,468,001	1,993,296	2,130,111	6,594,272		7,513,262
Bonds and Bills Market	4,564,000	4,450,306	16,156,310	21,470,168		17,126,622
Off-exchange bonds & bills transactions	802,981	1,233,346	1,026,916	1,690,687		7,650,000
Derivatives Market	867,761	1,287,074	1,457,333	2,883,066		4,480,448
Stock Market Capitalization (in millions of TL)	880,241	794,823	1,108,773	1,782,648		2,182,455
BIST National 100 Index (on TL basis)	115,333	91,270	114,424	1,477	*	1,857
Number of Companies Traded	399	402	402	394		446

Sources: Monthly Statistics Bulletin, 2021/12, Capital Markets Board, Borsa Istanbul, Consolidated Data, Stock Markets, Traded Value, Traded Volume

* As of July 2020, two zeros were removed from BIST share indices.

Under the CML, a system of prospectus and issue document approval was adopted for capital market instruments to be issued or offered to the public. Data for securities sold based on approved prospectuses/issue documents of publicly held companies (cash capital increases only) for the 2017-2021 period are presented below:

Table 50

Securities Sold (in millions of TL)	Share	Asset Backed Securities	Covered Bonds	Corporate Bonds	Lease Certificates	Warrants/ Certificates	Total
2017	4,947	997	6,255	163,660	8,353	425.0	186,243
2018	9,906	4,204	2,024	182,582	24,481	331	223,528
2019	3,483	1,520	—	255,626	46,171	391	307,191
2020	19,654	1,203	44,065	248,652	58,810	274	372,658
2021	25,246	425	250	312,588	105,546	453	444,055

Source: Capital Markets Board

In 2021, approximately TL 17,564 million (U.S.$1,315 million) was raised through both initial public offerings and capital increases through sales of shares based on approved prospectuses/issue documents.

The corporate bond market has accelerated since 2010. The total market value of outstanding corporate bonds issued domestically rose from TL 2.8 billion in 2010 to TL 203.8 billion by the end of 2021.

As of December 31, 2021, there were 72 investment firms (5 of which are authorized for reception and transmission of orders in relation to capital market instruments and cannot directly transmit investors’ orders to stock exchange, but must transmit the orders to another investment firm which has an authorization for transmitting the orders directly to stock exchange) and one bank (investment bank) licensed to trade on stock markets, and 46 banks and 62 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there were 76 intermediary institutions (commercial & investment banks, investment firms) licensed to trade on VIOP. Further, there are 74 firms (24 banks, 15 precious metals brokerage houses, 13 precious metals producing and marketing companies and 22 currency offices) licensed to trade on precious metals market.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc. (“Takasbank”), is “the Clearing and Settlement Center” for the Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Türkiye”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Türkiye. Takasbank provides its members with a money market facility and banking services including cash credits, securities, lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

Takasbank began providing central counterparty services for the Securities Lending Market (by September 2013), the Organized Derivatives Market (by March 2014), the Equity Market (by June 2017), the Debt Securities Market (by July 2018) and the Swap Market (by October 2018) of the Borsa Istanbul. In 2013, Takasbank has been authorized as the Pre-Local Operating Unit authorized to assign Legal Entity Identifier Code with CMB sponsorship by the Financial Stability Board.

CMB has been effectively maintaining the oversight and supervision of Financial Market Infrastructures operating in Turkish capital markets, including Takasbank. After thorough examination of Takasbank’s operations in the context of Committee on Payments and Market Infrastructures (“CPMI”)—International Organization of Securities Commissions (“IOSCO”) Principles on Financial Market Infrastructures (“PFMIs”), Takasbank is found to observe the CPMI-IOSCO PFMIs. The Board of CMB, at its meeting on March 23, 2016 decided to declare the acceptance of CPMI-IOSCO PFMIs applicable to financial market infrastructures operating in Turkish capital markets and to assume the responsibilities given to itself by the PFMIs for the purposes of protecting the rights of market participants and the stability in the markets and fulfilling its oversight function towards all financial market infrastructures operating in Turkish capital markets.

International Relations

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Türkiye as well as other EU institutions.

The CMB attaches great importance to international relations and international principles and standards in market development. In this context, besides the studies concerning the compliance with the EU standards, the CMB continues its efforts to strengthen its relation with the IOSCO—of which the CMB is a member—and to enhance the cooperation with foreign authorities. To this end, the CMB has signed various Memorandums of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and exchange of information with foreign authorities.

The CMB, which is one of the first signatories of the IOSCO Multilateral MoU, has also signed 36 additional MoUs with foreign financial regulatory authorities until 2021. Moreover, the CMB has signed bilateral MoUs with 18 European countries (15 EU members) concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Türkiye has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change was the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). The enactment of the PFMC Law was the defining event that provided for a new legal framework for modern public financial management and accountability, which continues to develop in Türkiye today. Since the enactment of the PFMC Law, such key concepts of a modern public financial management system as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, a multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/controls and external audit practices have been put into practice.

The public sector in Türkiye includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds.

The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. The central government consists of three types of agencies: (1) general budget agencies, which are government entities, (2) special budget agencies which are public administrations affiliated with or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws. All central government administrations prepare their own expenditure budget proposals. Special budget agencies prepare their own budget revenue proposals and the central government budget revenue is estimated by the Revenue Administration. The preparation phases and the implementation of central government budget is coordinated by Treasury and Finance Ministry and the Strategy and Budget Presidency, in collaboration. Expenditure and revenue budget proposals are then consolidated by the Strategy and Budget Presidency and presented to the Turkish Grand National Assembly by the President. Social security institutions and local administrations prepare, approve and implement their own budgets.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of general government. Yet, there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances enacting of secondary legislation for its implementation, all of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system has modernized the budgeting process according to international standards. The central budget remains the pivotal point of public finance and is prepared according to a schedule commonly used in OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As the initial step of the Central Government Budget preparation, a medium-term program is prepared collaboratively by the Ministry of Treasury and Finance (“Treasury” or “MTF”) and the Strategy and Budget Administration of the Presidency (“SBA”), covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions. The medium-term program is then adopted by the President. A medium-term fiscal plan, which is consistent with the medium-term program, is prepared collaboratively by Treasury and the SBA and includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the President. These documents set the framework for the budget discussions and negotiations with spending agencies.

The annual budget process of administrations begins in June, following a general announcement made by the SBA. Budget proposals are prepared by the administrations and reviewed collaboratively by Treasury and the SBA. The general budget revenue proposal is prepared by Treasury and Strategy and Budget Administration of the Presidency and the revenue proposals of other budgets are prepared by the relevant administrations. Central Government Budget Draft Law, together with supporting information, is submitted to the Parliament by the President in mid-October. Following plenary debates, the Annual Budget Law is approved by the Parliament and promulgated by the President no later than December 31.

Along with the Government Financial Statistics standards, each spending item within the budget is identified in accordance with the analytical budget classification system, which consists of institutional, functional, financial and economic terms. All budgets and budget reports of the general government entities are compiled according to this codification system. On the other hand, with the transition to the program budget, the functional classification will be removed from the structure of each spending item within the budget, but the functional classification will be monitored over information systems in order to preserve the ability to produce statistical data and to prevent historical data loss.

In addition to the analytical budget classification, a performance budgeting system is in place. Performance budgeting is one of the key pillars of the PFMC Law which requires effective, economic, and efficient utilization of public resources and is based on accountability and fiscal transparency. Within the framework of the performance budgeting system, public administrations prepare their strategic plans and annual performance programs based on government policies. Annual performance programs are used to link the government’s policy documents with the budget. The results from implementation are made public through annual accountability reports.

The studies based on the program budget approach, which will enable the performance budget to be implemented more effectively, have been carried out by the Strategy and Budget Administration of the Presidency in cooperation with Treasury since 2019.

In this context, program classification and performance information were created within the framework of the studies carried out in cooperation with the administration. Infrastructure works were carried out in order to make the necessary software revisions in the e-budget system. Studies for ensuring budget integration with the investment program were conducted.

In 2019, as a result of the studies mentioned above, the administration performance programs of the 2020 year prepared in accordance with the program budget were presented to Parliament. The Central Government Budget Law Proposal of the 2021 was prepared in line with the program budget.

Each of the SOEs adopts an annual financial program, which is approved by the President. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of Treasury for capital transfers to and duty losses of the SOEs.

The preparation and implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own boards of directors/councils.

Accounting and Reporting

Accounting services include the collection of revenues and receivables, the payment of expenses to beneficiaries, the receipt and storage of money and monetary values and deposits and delivery of the same to the relevant parties, and recording and reporting of all other financial transactions. Public accounts are kept for the purpose of providing necessary information to the public and the administration and auditing authorities, by means of recording income, expenses and assets of public administrations, and all kinds of transactions that cause financial consequences and increases or decreases in equity as well as guarantees and liabilities, in a determined order. Public revenues and expenditures are shown in the accounts of the fiscal year in which they are accrued. Budget revenues are recognized in the year they are collected and budget expenditures are recognized in the year they are paid. Public accounts are kept on a fiscal year basis. The General Directorate of Public Accounts (GDPA) is responsible for developing a unified accounting system for general administration matters, as well as for examining and supervising the accounts and transactions of the accounting offices and institutions as necessary. Additionally, GDPA performs the certification procedures of the accounting authorities to be employed in the public administrations within the scope of the general government and the accounting services of the public administrations within the scope of the general budget. The Turkish Court of Accounts carries out external audits of accounting transactions and reporting of the public administrations within the scope of the general government.

MoTF produces the financial statements of the central government subsector on a monthly basis and produces the financial statements of the general government sector on quarterly and annual bases.

MoTF has prepared and sent annual Government Finance Statistics (“GFS”) statements of the general government sector to the IMF since 2008. Since 2015 MoTF has sent quarterly GFS statements to the IMF since 2015.

MoTF also sends this GFS data to TURKSTAT, which is responsible for producing Excessive Deficit Procedure statements and submitting them to Eurostat in accordance with the European System of Accounts 2010. However in 2018, MoTF published the Financial Statistics Regulation according to the IMF’s Government Finance Statistics Manual 2014.

The accounting and reporting standards for the general government are set by the Public Accounting Standards Board, which is an interministerial board within MoTF established in 2006, consisting of members from MoTF, the Court of Accounts, the Ministry of Interior, Presidency of the Republic of Türkiye Strategy and Budget Office, the Social Security Institution and the Council of Higher Education. National Accounting Standards are published by the Board based on International Public Sector Accounting Standards (“IPSAS”). Secondary regulations in accounting were renewed according to accounting standards by MoTF in 2015. The Harmonization of International Public Sector Accounting Standards and the General Government Accounting Legislation Project were implemented by MoTF’s General Directorate of Public Accounts with the World Bank in 2017. So far, thirty National Accounting Standards have been published and secondary regulations have been renewed according to these standards in 2018. Due to these developments, the rate of compliance with IPSAS rose from 48% to approximately 90% between 2015 and 2018. The Board started work on drafting the “The Conceptual Framework for General Purpose Financial Reporting by Public Sector Entities” in 2017 and presented the draft for public comment by publishing it on its website in 2019. The Board continues its work on this draft. With the adoption of IPSAS, MoTF has made significant progress in terms of accountability, financial transparency, consistency, and comparability data. The “Technical Assistance for Enhanced Capacity for Public Sector Accounting Standards (PSAS) Project” was carried out by MoTF’s General Directorate of Public Accounts between 2019 and 2021. The Board has begun work on updating the Public Accounting Standard 1 (PAS 1) - Presentation of Financial Statements in 2021.

MoTF sets rules for the preparation of the final accounts and supervises the compilation of an administration’s final accounts prepared by the strategy units of each administration within the framework of final account legislation. The proposal of the Final Accounts Draft Law is prepared by MoTF. The Presidency of the Republic of Türkiye Strategy and Budget Office finalizes the proposal. Then the proposal is submitted to Parliament by the President by the end of June of the subsequent fiscal year and a copy is sent to the Turkish Court of Accounts (the “TCA”). The TCA submits a General Conformity Statement, which is drafted for public administration within the scope of the central government, to Parliament no later than 75 days from the submission of the proposal. The proposal of the Final Accounts Law is deliberated by the Plan and Budget Commission of Parliament together with the Central Government Budget Law.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies are responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. As of the end of 2021, 2,067 internal auditor positions were reserved, 903 of which were appointed.

External Audit

Scope of the External Audit

External audits are carried out by Turkish Court of Accounts (TCA) in Türkiye. With the radical reforms introduced in the public financial management system since the 2000s, the TCA has been authorized to conduct post-expenditure external audits with its independent status guaranteed in the Constitution, and has started to apply modern auditing techniques in accordance with international auditing standards as well as traditional account judgment. Both in the Public Financial Management and Control Law (the “PFMC Law”) No. 5018 and the Law on the TCA (the “TCA Law”) No. 6085, it is prescribed that the TCA audits shall be carried out in accordance with international auditing standards.

The independence of TCA and its audit mandate are guaranteed against any interference in the Constitution. TCA is a court-type supreme audit institution and it carries out judicial functions as well. Article 9 of Constitution clearly states that the judicial power shall be exercised by independent courts. Apart from this, it is explicitly stated in TCA Law (Article 3) that Turkish Court of Accounts has functional and institutional independence in carrying out its duties of examination, audit and taking final decision conferred by this law and other laws.

TCA prepares its own budget and directly presents it to the Parliament. It decides on its own audit program. The president and members of the TCA are elected by the Parliament. The tenures of members and auditors continue until the age of 65. The president, members and auditors cannot be employed in positions other than those expressly designated for them. TCA members cannot be dismissed, and without prejudice to the provision of Article 65 of the TCA Law, they do not have to retire before the age of 65, unless they desire so. However, those who have been convicted of an offense, which results in dismissal from public service, shall be automatically relieved of their duties. Those who certify with a medical report from the board of health of a fully equipped hospital that they have been incapacitated by reasons of health shall be removed from office upon the decision of the TCA General Assembly. The TCA is responsible for conducting the financial, compliance and performance audits of all general governmental agencies. Article 68 of the PFMC Law and Article 4 of the TCA Law specify that the TCA shall audit:

(a) Public administrations within the scope of the central government budget and social security institutions, local governments, joint stock companies, which are established by special laws or Presidential decrees and have a share of its capital directly or indirectly owned by the public sector and other public administrations (with the exception of professional organizations having a public status);

(b) All types of administrations, organizations, institutions, associations, enterprises and companies, which are affiliated with or founded by the administrations listed in point (a), or which they are directly or indirectly partners with;

(c) All types of domestic and foreign borrowing, lending, repayments, utilization of foreign grants received, giving grants, Treasury guarantees, Treasury receivables, cash management and other matters related to these, all transfers of resources and their utilization and the utilization of domestic and foreign resources and funds, including European Union funds; and

(d) All public accounts, including private accounts, funds, resources and activities regardless of whether these are in the public administrations budget.

Of the companies falling under points (a) and (b), the audit of those companies, their affiliates and subsidiaries, whose public shares are less than 50% directly or indirectly and are subject to independent audit as per the relevant legislation, is performed based on the independent audit reports, which are prepared as per the relevant legislation and sent to the TCA. The TCA submits to the Parliament the report, which it will prepare based on the independent audit reports submitted to it exclusively.

TCA shall also audit the accounts and transactions of international institutions and organizations within the framework of the principles set out in the relevant treaty or agreement.

Audit of public institutions, organizations and partnerships within the scope of Article 2 of Law No. 3346 on Regulating the Audit of State Economic Enterprises and Funds by the Turkish Grand National Assembly, dated April 2, 1987, shall be performed within the framework of the procedures and principles indicated in this Law and other laws.

TCA submits the individual audit reports (the General Evaluation Report on Accountability, the Financial Statistics Evaluation Report, the Statement of General Conformity and the Annual Audit Reports of State Economic Enterprises) of public administrations to the Parliament by attaching them to the General Evaluation Report on External Audit. The TCA Law requires that reports of the TCA, except for the cases forbidden to be announced by laws, shall be announced to the public.

Functions of the TCA

Audit Function

TCA and its qualified auditors are required to adhere with INTOSAI Framework of Professional Pronouncements (IFPP). TCA audit manuals have been prepared on the basis of International Standards of Supreme Audit Institutions (ISSAIs) and audits are carried out in accordance with TCA Law no. 6085, generally accepted International Auditing Standards (ISAs), the secondary legislation of TCA and relevant audit guidelines.

TCA carries out regularity (financial and compliance) and performance audits. Financial audits consist of an evaluation and an opinion on the accuracy of public administrative bodies’ financial reports and statements, and whether or not those bodies’ financial decisions and transactions and any programs and activities are compliant with law. The auditors also evaluate the auditees’ financial management and internal control systems.

Compliance audits take the form of an examination as to whether auditees’ revenues, expenditures, assets and other accounts and transactions comply with the law and other legal arrangements.

In performance audit, the auditors evaluate whether or not public resources have been used effectively, efficiently and economically. They also assess auditees’ activities against the goals and indicators which the latter have set with regard to accountability.

Judicial Function

TCA is a supreme audit institution which performs audits on behalf of the Parliament with the aim of ensuring the power of the purse, and has judicial authority.

Judicial reports concerning the public losses detected in the course of audits are decided on by the chambers of trial, each of which is a court of accounts. There are 8 chambers in TCA. The final decision body of the writs issued by the chambers is the Board of Appeals of the TCA. Appeal is possible against the decisions of the chambers. The Office of the Chief Prosecutor of the TCA takes part in the trial process, as well.

Judicial reports are prepared and inquiries are initiated in case that the following are detected during the audit of the accounts and transactions of public entities:

•	A decision, transaction or action against the legislation,

•	A public loss resulting from a decision, transaction or action against the legislation,

•	Determination of the public officer leading to this public loss,

•	A connection between the public loss and the decision, transaction or action of the determined public officer against the legislation.

Inquiries are notified to the public officers held responsible and their defence statements are taken within the relevant legal period. Provided that the audit team maintains the same conviction on the public loss and responsibility after they assess the statements, a judicial report is prepared and sent to the relevant chamber for the initiation of the trial process.

Guidance

TCA implements a three-phase systematic method with the aim of creating a better public administration, facilitating the functioning of public entities and strengthening their institutional structures.

In the first phase, the functioning of the internal control systems of the public entities and such entities’ financial management and performance management are assessed through the answers given to certain questions uploaded in the SayCap Audit Management Program by the audit teams during TCA audits. By these means, public entities are assessed in terms of their internal control, financial management and performance management.

In the second phase, within the scope of the classification of findings carried out by the TCA, annual audit findings concerning the public entities are classified in detail, and the deficiencies and weaknesses of each public entity in the abovementioned systems are determined. Classification of findings informs the TCA about the areas which the auditors should focus on in the audit of a specific public entity.

In the final phase, TCA monitors the issues detected in the audits and uses the data obtained from monitoring to shape the audit plans of the next year. Thanks to this system, TCA can determine the focus of audits for improving the internal control, financial management and performance management systems of the public entities and can also plan trainings for the improvement of these systems based on its findings.

Quality Management System in TCA

In accordance with the international standards, TCA has established a two-phase quality management system with the aim of ensuring quality in audits.

The first phase consists of the quality control works conducted during the execution of the audit, before the audit report is finalized.

The second phase of the quality management system includes quality assurance works. Quality assurance works are carried out with the aim of assessing the effectiveness of quality control processes and the compliance of completed audits with the audit manuals, and determining the necessary actions for building capacity. Reviews for quality assurance are performed by a team of auditors who have sufficient professional experience and who have not participated in the audit under review.

Review for quality assurance contributes to the TCA by ensuring the following matters:

•	Audit works are in accordance with law, the TCA’s procedures and the international auditing standards,

•	Audit opinions are fully corroborated by the audit evidences,

•	The formation of accurate audit opinions by the audit teams,

•	The generalization of the good practice examples, which have been obtained through the audits, to the whole TCA,

•	Detecting areas in the regularity audit manual that need to be developed.

Follow-up System

TCA auditors perform follow-up activities in order to ensure compliance with the recommendations given in the TCA reports of previous years.

Ethics

TCA has issued “Ethical Principles and Rules for TCA Auditors”, which are in line with the ISSAI 130 INTOSAI Code of Ethics. The ethical principles include independence, neutrality, objectivity, integrity, equality, refraining from conflict of interest, competence, professional care, professional and institutional awareness, and not using the profession for affording advantage. TCA Auditors acknowledge the importance of professional ethical rules; and they are committed to those rules under all circumstances.

CENTRAL GOVERNMENT BUDGET

Despite adverse global and domestic developments, the Turkish economy recorded an average growth rate of 4.8% in the 2017-2021 period. Fiscal stability was maintained in the 2017-2021 period and the central government budget deficit average is 2.5%, which is below 3% of GDP.

In 2017, the central government budget revenues and expenditures reached TL 630.5 billion (20.1% of GDP) and TL 678.3 billion (21.6% of GDP), respectively. The budget deficit was TL 47.8 billion, representing 1.5% of GDP and primary surplus was TL 8.9 billion, representing 0.3% of GDP.

In 2018, the central government budget revenues and expenditures reached TL 758 billion (20.2% of GDP) and TL 830.8 billion (22.1% of GDP), respectively. The budget deficit was TL 72.8 billion, representing 1.9% of GDP and primary surplus was TL 1.1 billion, representing 0.03% of GDP.

In 2019, the central government budget revenues and expenditures reached TL 875.3 billion (20.3% of GDP) and TL 1,000 billion (23.2% of GDP), respectively. The budget deficit was TL 124.7 billion, representing 2.9% of GDP and primary deficit was TL 24.8 billion, representing 0.6% of GDP.

In 2020, the central government budget revenues and expenditures reached TL 1 trillion (20.4% of GDP) and TL1.2 trillion (23.9% of GDP), respectively. The budget deficit was TL 175.3 billion (3.5% of GDP) and primary deficit was TL 41.3 billion (0.8% of GDP).

In 2021, the central government budget expenditures were TL 1.6 trillion (22.2% of GDP), the central government budget revenues reached TL 1.4 trillion (19.5% of GDP). Consequently, the central government budget deficit was TL 192.2 billion (2.7% of GDP) and primary deficit was TL 11.4 billion (0.2% of GDP)

The main objectives of the Medium Term Program of 2022-2024, announced in September 2021, are, in the short run, to restore price stability and financial stability, to assure economic rebalancing and budget discipline and, in the medium term, to realize an economic transformation towards sustainable growth and fair share. The Medium Term Program of 2022-2024 targets a deficit of 3.5%, 3.2% and 2.9% for the central government budget for 2022, 2023 and 2024, respectively.

Table 51. Central Government Budget Balance and Financing

	2017	2018	2019	2020	2021*
	(in millions of Turkish Lira)
CENTRAL GOVERNMENT BUDGET REVENUES	630,490	757,996	875,280	1,028,446	1,407,399
I. GENERAL BUDGET REVENUES	607,138	729,063	847,692	999,147	1,369,503
Tax Revenues	536,617	621,536	673,860	833,251	1,164,809
Direct Taxes	176,849	231,431	257,140	281,179	418,713
Indirect Taxes	359,768	390,105	416,720	552,071	746,096
Other	70,520	107,526	173,833	165,896	204,695
Enterprise and Ownership Revenues	19,762	26,128	93,718	60,216	55,511
Grants, Aids and Special Revenues	1,373	1,190	6,993	8,346	17,874
Interests, Shares and Fines	35,560	71,848	64,488	88,630	121,227
Capital Revenues	11,680	7,809	7,107	7,535	8,815
Receivable Collections	2,145	551	1,525	1,169	1,268
II. REVENUES OF SPECIAL BUDGET AGENCIES	19,148	23,761	20,925	21,536	28,925
III-REVENUES OF REG. & SUPERVISORY INSTITUTIONS	4,204	5,173	6,663	7,762	8,971
CENTRAL GOVERNMENT BUDGET EXPENDITURES	678,269	830,809	1,000,027	1,203,737	1,599,642
A) Primary Expenditures	621,557	756,848	900,087	1,069,775	1,418,790
Compensation of Employees	162,146	200,903	249,892	287,785	346,258
Social Security Contributions	27,272	34,379	43,045	48,294	57,368
Good and Services Purchases	63,600	71,946	84,363	96,971	130,104
Current Transfers	270,924	322,879	400,316	498,063	626,664
1. Duty Losses	7,371	7,407	8,013	11,006	41,928
2. Treasury Aid	143,525	161,035	219,546	275,858	294,324
3. Transfers to Non-Financial Establishment	3,401	3,475	5,934	3,976	5,551
4. Transfers to Households	6,279	7,257	6,662	7,661	9,047
5. Agricultural Subsidy	12,722	14,552	16,965	21,944	24,125
6. Other Transfers to Households	10,173	16,242	18,592	25,407	42,125
7. Social Transfers	12,226	13,784	19,889	22,990	26,907
8. Foreign Transfers	2,633	3,261	4,109	4,971	6,248
9. Shares from Revenues	72,594	95,866	100,606	124,249	176,408
Capital Expenditures	70,983	88,324	80,717	93,742	130,926
Capital Transfers	13,342	16,746	16,316	15,171	25,492
Lending	13,291	21,672	25,438	29,750	101,978
B) Interest	56,712	73,961	99,940	133,962	180,852
Domestic Interest	39,310	49,202	70,554	90,847	119,744
Foreign Debt Interest	14,552	19,419	24,216	31,347	40,278
Discount and Short Term Transactions	2,850	5,341	5,170	11,767	20,830
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	8,932	1,148	-24,808	-41,329	-11,391
CENTRAL GOVERNMENT BUDGET BALANCE	-47,779	-72,813	-124,747	-175,292	-192,244
DEFERRED PAYMENTS	-4,469	-1,472	2,062	4,472	69,312
OTHER DEFERRED PAYMENTS	-395	450	0	0	0
ADVANCES	-2,196	-14,631	-2,925	-683	-7,064
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-54,839	-88,465	-125,610	-171,503	-129,996
CENTRAL GOVERNMENT BUDGET FINANCING	54,839	88,465	125,610	171,503	129,996

	2017	2018	2019	2020	2021*
	(in millions of Turkish Lira)
BORROWING (NET)	83,621	60,145	157,082	246,949	115,643
FOREIGN BORROWING (NET)	16,816	9,656	31,805	25,172	28,444
Receipts	42,471	41,391	66,426	68,255	91,160
Payments	-25,655	-31,735	-34,621	-43,083	-62,716
DOMESTIC BORROWING (NET)	66,805	50,489	125,277	221,776	87,200
-TL Denominated T-Bills	-50	4,521	9,987	-18,261	6,918
Receipts	2,482	7,959	22,472	23,937	6,918
Payments	-2,533	-3,439	-12,485	-42,197	0
-FX Denominated T-Bills	0	0	-109	0	0
Receipts	0	0	1,122	0	0
Payments	0	0	-1,232	0	0
-TL Denominated G-Bonds	66,856	41,216	64,384	112,207	131,841
Receipts	124,766	111,089	135,056	255,109	282,473
Payments	-57,910	-69,873	-70,671	-142,902	-150,631
-FX Denominated G-Bonds	0	4,752	51,014	127,830	-51,560
Receipts	0	4,998	53,238	160,890	112,925
Payments	0	-246	-2,224	-33,060	-164,485
NET LENDING (-)	-247	-938	-876	-775	-1,302
LENDING	617	68	0	367	242
REPAYMENT (-)	863	1,006	876	1,142	1,544
PRIVATIZATION RECEIPTS	0	0	0	0	0
SDIF REVENUE SURPLUS	0	0	0	0	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-29,029	27,382	-32,348	-76,220	13,051

(*)Provisional

Sources: Ministry of Treasury and Finance

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

Personal Income Tax

Personal income tax is levied on a scheduler basis and includes the following features:

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Earned income received from a single employer is subject to a progressive withholding tax at marginal rates from 15% to 40%. The withholding tax is final. These regulations were introduced with law numbered 7194, dated December 5, 2019. Such regulations started to be implemented in 2020 with respect to wage income.

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Wage income from more than one employer is subject to declaration if the sum of all wage incomes (excluding wage income attributable to the first employer) exceeds a threshold level of TL 30,000 for 2017, TL 34,000 for 2018, TL 40,000 for 2019, TL 49,000 for 2020, and TL 53,000 for 2021.

•	Capital income is taxed at marginal rates from 15% to 40%. An annual tax return must be filed for unearned income not subject to a final withholding tax.

Taxation of earnings derived from the sale and retention of marketable securities and other capital market instruments, and taxation of deposit interests, repo gains and income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281. These regulations will be applied during the period between January 1, 2006 and December 31, 2025. In particular:

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Interest income derived from government bonds issued prior to January 1, 2006 is subject to declaration if the total indexed amount of the earning derived from these government bonds is above a threshold level of TL 30,000 for 2017, TL 34,000 for 2018, TL 40,000 for 2019, TL 49,000 for 2020, and TL 53,000 for 2021. Income derived from Eurobonds is subject to this procedure regardless of the date of issue.

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Pursuant to the relevant Presidential Decision, the withholding tax rate with respect to the retention and sale of Government bonds and Treasury bills for both non-residents and residents, which had been 10%, was set to 0% between the dates of December 21, 2021 and December 31, 2022. The withholding tax rate applicable to earnings from retention and sale of bonds and bills which were issued by banks and acquired in between the dates of December 23, 2020 and December 31,2022 was set to 0% for bonds held longer than one year, 3% for bonds held between 6 months and one year, and 5% for bonds held between zero and six months.

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Income from the sale of shares which trade on the Borsa İstanbul is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Borsa İstanbul, held for more than one year.

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On July 27, 2010, the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Treasury and Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and non-resident natural persons. However, this rate is 0% for investment funds (except variable, mixed, eurobond, external borrowing, foreign, hedge funds and funds which other phrases implying foreign currency investment in their titles) acquired between the dates of December 23, 2020 and December 31,2022.

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Dividends (excluding dividends from investment trusts) are subject to 10% withholding tax as of December 22, 2021. 50% of dividends earned in a year will be exempted from income tax. And if the remaining 50% is above a threshold level of TL 30,000 for 2017, TL 34,000 for 2018, TL 40,000 for 2019, TL 49,000 for 2020, and TL 53,000 for 2021, remaining 50% will be included in taxable income and all withholding tax can be credited. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Treasury and Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange (Borsa İstanbul).

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Since January 1, 2013, the withholding tax rate applied on income from bank deposits has varied between 10% and 15% according to account type. Since March 21, 2019, the rates on income from bank deposits in foreign currency have varied between 18% and 20%. However, these rates are 0%, 3% and 5% for bank deposit accounts which were opened and renewed between the dates of September 30, 2020 and December 31, 2022. Since September 22, 2017, Gold-based government domestic debt securities issued by the Ministry of Treasury and Finance are subject to withholding of 0%. Since May 24, 2020, bonds approved by the Capital Markets Board and short term lease certificates listed by asset leasing companies are subject to a 15% withholding tax. Since January 1, 2021, income derived from leveraged transactions on foreign currencies, precious metals and other assets determined by the Capital Markets Board are subject to a withholding tax of either 10%, for both resident and non-resident natural persons, or 0%, for corporations.

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As of December 25, 2021, the rate of withholding tax applicable to time deposit and participation accounts with currency protection, fx deposit accounts or fx participation funds, which are converted into Turkish lira at the conversion rate, has been set to 0%. Effective from December 31, 2021, the withholding rate applicable to deposit and participation accounts converted into Turkish lira over the conversion price from gold accounts has been set to 0%.

Corporate Income Tax

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. With Law No.7061, the corporate income tax rate increased to 22% for the taxation periods 2018, 2019 and 2020. With Law No. 7316, this rate increased to 25% for the taxation period 2021. Accordingly to the Law No. 7061, the President is authorized to reduce the rate from 22% to 20%.

According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Treasury and Finance. The Ministry of Treasury and Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406, 418, 439, 458 and 506. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

Law No. 7338 an amended Article 320 of theTax Procedure Law such that, taxpayers, as their discretion, can set aside depreciation on a daily basis for economic assets that will be newly recorded in as operating assets. In order to calculate this depreciation period in days, the useful life periods determined and announced by the Ministry of Treasury and Finance are multiplied by three hundred and sixty-five.

Taxpayers are free to determine the depreciation period, not to be shorter than the useful lives determined and announced by the Ministry of Treasury and Finance, for economic assets, provided that it is at the same rate for each year. This period cannot exceed twice the period determined by the Ministry of Treasury and Finance and cannot exceed fifty years. The depreciation period and rate determined in this way cannot be changed in subsequent periods.

Law No. 5520 also provided that losses can be carried forward for 5 years and that the gains obtained from investments are subject to the reduced corporation tax up to the amount of investment contribution determined by the President. In cases of insufficient earnings, a reduced corporate tax is applied for such investment expenditures without time constraints.

Investment Incentive System

The incentive system became effective with a Council of Ministers decree dated July 14, 2009 (numbered 2009/15199), as amended by the Council of Ministers decree dated June 15, 2012 (numbered 2012/3305). General incentive applications, regional incentive applications, incentives of priority investments, and strategic investment incentives all fall within the scope of the new incentive system.

The minimum amount of fixed investment for the general incentive system and regional incentive applications are TL 3 million for the first and second regions and TL 1,500,000 for the third through sixth regions. The minimum amount of fixed investments for strategic incentive applications must be at least TL 50 million.

VAT Exemption: In accordance with the measure, value added tax (“VAT”) is not paid for imported and/or domestically provided machinery and equipment within and for the sales and rentals of software and intangible rights therein within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction:

It is stipulated that profits obtained from investments which are granted an incentive certificate by the Ministry of Industry and Technology will be subject to corporate tax at reduced rates from the accounting period in which the investment begins to be operated partially or completely, until the amount of investment contribution is reached.

On the other hand, taxpayers benefiting from the above stipulation will be able to subject their earnings from other activities during the investment period to corporate tax at a reduced rate, within the limits determined by the President.

As of January 1, 2021, the earnings of at least 20% of institutions (excluding banks, financial leasing companies, factoring companies, financing companies, payment and electronic money institutions, authorized foreign exchange institution, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies) will be subject to a corporate tax rate with a discount of 2% to corporate earnings for five accounting periods, starting from the accounting period in which their shares are offered to the public for the first time.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be subject to withholding. It is provided for regional, priority and strategic investment only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans. The measure is applicable for investments to be made in Regions 3, 4, 5 or 6 and for strategic and priority investments.

Land Allocation: Allocation of land for investments relating to which incentive certificates are issued is within the framework of the principles and procedures determined by the Ministry of Environment, Urbanization and Climate Change.

VAT Refund: VAT collected on building and construction expenses of investments with a minimum fixed investment amount of TL 500 million will be rebated. The President of the Republic is authorized to decrease the minimum fixed investment amount by sector or collectively to as low as TL 50 million or to increase it up to TL 1 billion.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Industry and Technology within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Industry and Technology within the scope of incentive certificate. It is provided for regional and strategic investments only in Region 6.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

Value Added Tax

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Türkiye, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

•	the importation of all goods and services; and

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

Exemptions under the VAT Law can either be full or partial exemptions. Full exemptions permit deductions and refund of taxes imposed. While partial exemptions do not allow deduction and/or refund of taxes incurred and, based on the scope of work, provide for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for petroleum prospecting activities;

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the supply of machinery and equipment and the sale and lease of software and royalties to persons who are normally subject to tax but who have provided an investment encouragement certificate showing that the machinery and equipment are part of an investment;

•	the supply of services provided in Türkiye for customers abroad within the framework of international roaming contracts, provided that it is reciprocal;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	the supply of goods and services related to national security;

•	the supply of goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	the supply of goods and services related to diplomatic exemptions;

•	the supply of fuel to the tanks of trucks and semi trailers with refrigerating units transporting export goods; and

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT (Partial Exemptions):

•	Exemptions for cultural and educational purposes;

•	Exemptions for social purposes;

•	Exemptions for military purposes; and

•	Other exemptions listed under VAT Law Article 17.

Currently, the statutory rate of VAT is 10% for each transaction subject to VAT. However, the standard rate of 18% is applied pursuant to the Council of Ministers decree No 2007/13033. A reduced rate of 1% is applied to goods and services listed on List (I) annexed to the Council of Ministers decree, which includes food products, funeral services, used passenger cars and tractors, leases of specified machinery and equipment, the part of the residences up to 150 square meters (for residences which are built in risky areas and within the scope of transformation projects for risky buildings) and some agricultural products. A reduced rate of 8% is applied to goods and services listed on List (II), which is annexed in the Council of Ministers decree, which includes cash registers, blood and blood components, cinema, theatre, opera and ballet tickets, private educational services, vaccines, some medical products and services, ambulance services, medicine, medical equipment, textile and confection products and products and services involved in their custom manufacture, accommodation services, meal services (excluding alcoholic beverages), services provided by orphanages and nursing homes, some furniture, clothing, waste water services, up to the 150 square meters of residences, plot and land deliveries, electricity delivery to residences and agricultural irrigation subscribers, and basic cleaning and hygiene products. Goods and services that do not fall onto either List (I) or List (II) are subject to the standard rate.

Developments in Tax Policy

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax is an important tax which comprised approximately 25.8% of total tax revenues (excluding social security contributions) in 2017, 21.5% in 2018, 21.8% in 2019,24.9% in 2020, and 17.6% in 2021.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

•	List II includes registered and non-registered motor vehicles;

•	List III covers alcoholic beverages, non-alcoholic beer, packaged fruit juice (excluding 100 % juices), cola, soda, soda pops, tobacco products and macarons; and

•	List IV covers a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

In 2019 (thorough July 1), the excise duty of certain motor vehicles was reduced by 15% to fight against inflation and support the general economy.

Investment Tax Allowance System

Taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption. However, the deductible amount may not exceed 25% of the related annual gain. On February 9, 2012, the Constitutional Court cancelled that restriction on the deductible investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance. The aforementioned amendment provision came into force on the date of its publication, to be implemented from calendar year 2010 earnings.

Since July 1, 2015, within the accounting periods of capital stock companies (except entities engaged in banking, finance and insurance activities and state owned enterprises), over the monetary increases in paid-in or issued capitals which are registered with the trade registry or disbursed part of paid-in capital in the capital stock companies recently established, by taking into consideration “the weighted annual average interest rate which is applied to commercial credits accredited by the banks” which is announced by the Central Bank of the Republic of Türkiye for the period in which the deduction is obtained, 50% of the amount calculated up to the end of relevant account period. This rate is applied as 75% for the part of their cash capital, which is covered by people from abroad in general.

Minimum Living Allowance

The annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied by 50% for the taxpayer him or herself, 10% for a spouse who neither works nor has an income, 7.5% for the each of the first two children, 10% for the third child, and 5% for any other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees in the industry sector. On December 31, 2013, the Minimum Wage Commission Decision eliminated the concept of a different minimum wage based on age. Thus, one minimum wage was introduced.

According to Article 32 of Income Tax law, net monthly minimum wage amount for a single employee cannot be lower than the amount declared at the beginning of the year. If the amount decreases below the declared net minimum wage at the beginning of the year due to the progressive tax rates, the difference will be compensated through an increase in minimum living allowance amount. Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT

Article 26 of the Law No. 6552 amended Article 17/4-g of Law No. 3065 on September 11, 2014, so that importation of precious stones (diamond, brilliant, ruby, emerald, topaz, sapphire, chrysotile, pearl) for trading within exchanges situated in Türkiye pursuant to the Capital Market Law No. 6362 and certain related activities are exempted from VAT.

With the temporary Article 34 added to the Law No. 3065 on April 7, 2015, supplies of goods and services to those that modernize and construct transit petroleum pipe line projects which are exempt from VAT within the context of international convention provisions are included in the exemption.

Article 13⁄1 was added to the Law No. 3065 on February 10, 2016. This article provides that supplies of fertilizers registered by the Ministry of Food, Agriculture and Livestock, supplies of raw materials used in these products to fertilizer producers, supplies of oil cake and feeds (except for cat-dog food) are exempted from VAT.

Temporary Article 20 (paragraph 1) of the Law No. 3065 was amended on February 26, 2016, so that supplies of services in the form of system management, data management, business applications, sectoral, internet, games, mobile and military command control application software produced by entrepreneurs operating in technology development zone and specialty technology development zone are exempted from VAT.

Bond deliveries are exempted from VAT (under Article 17/4-g of Law No.3065). Law No. 6728 (dated August 9, 2016) also included financial services provided by purchasing bonds, limited to the interest income obtained, within the scope of this exemption. Under the same Law, participation banks, development and investment banks engaging in sale-lease back transactions are exempted from VAT.

Effective August 9, 2016, Article 44 of Law No. 6728 has been amended so that the VAT amounts paid when importing goods or and taxes on disguised profit distributions through transfer pricing are no longer considered a nondeductible VAT.

On November 24, 2016, Article 17/4-1 of the Law No. 3065 was amended so that transportation of goods to and from free zones with exportation purposes is also exempt from VAT.

According to Article 9 of Law No.6741 on the establishment and management of the Turkish Wealth Fund, as of August 26, 2016, transfer of assets and rights to the Turkish Wealth Fund and sub-funds related to the Turkish Wealth Fund, and supply and services made through the management of these assets and rights by the Turkish Wealth Fund Management Joint Stock Company are exempted from VAT.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 6824), in order to increase inflow of foreign currency and encourage construction sector, first sale of workplace and housing to non-residents has been exempted from VAT, provided that sale value is paid in foreign currency.

With the amendment to Article 9 of Value Added Tax Law (via Law No. 7061), electronic services supplied by non-residents to real person in Türkiye who are not VAT taxpayer will be declared and paid by non-residents.

With the amendment to Article 17 of Value Added Tax Law (via Law No. 7061), roaming services received from abroad within the framework of international roaming agreements and reflecting these services to customers in Türkiye are exempted from VAT. With the amendment to Article 13 of Value Added Tax Law (via Law No. 7104), new machinery and equipment deliveries made exclusively for those engaged in research and development, innovation and design activities have been exempted from VAT.

With the amendment to Article 29 of Value Added Tax Law (via Law No. 7104), the input VAT deduction time limit was expanded. The input VAT may now be deducted until the end of the next fiscal year as long as it is recorded in the statutory books. This new time limit entered into force on January 1, 2019.

With the amendment to Articles 29 and 30 of Value Added Tax Law (via Law No. 7104), relief is provided for VAT declared and paid in relation to receivables that turned into bad debt as per Article 322 of Tax Procedures Law. Such VAT can be deducted in the period in which the bad debt is recorded as a loss. Thus, a supplier who has recorded and paid VAT on a supply, but who has not been paid for that supply, will be able to deduct the VAT paid. This relief entered into force on January 1, 2019.

With the amendment to Article 30 of Value Added Tax Law (via Law No. 7104), a facility of deduction was introduced (through the parenthetical provision added into the Article) for VAT incurred with respect to the loss of depreciable economical assets following the accomplishment of their useful life or delivered within the scope of an exemption, or with respect to the loss of depreciable economical assets without accomplishing their useful life or which were delivered within the scope of an exemption. However, proportional VAT deduction is allowed, so only the VAT corresponding to the undepreciated portion must be paid.

With an amendment made by Law No. 7104, the repealed Article 38 of the Value Added Tax Law has been re-arranged with the title “turnover-based taxation” and a new VAT declaration method has been introduced for those who are self-employed or whose commercial income is determined based on simplified accounting methods. Under this new method, the VAT liability is calculated by simply multiplying taxpayer turnover with the coefficients determined by the President based on sector and occupational cluster, without deducting any input VAT incurred on purchases. The purpose of this is the simplification of the processes to be handled by small volume taxpayers, so as to make their compliance with the system easier. The simplified VAT method is optional, but once the taxpayer chooses to be taxed by the simplified method, he cannot switch to the normal method for a period of two years. The new method became available starting on January 1, 2019.

With the amendment made to the temporary Article 37 of the Value Added Tax Law by Law No. 7161, VAT incurred due to construction work in 2017, 2018 and 2019, which cannot be eliminated through a deductible mechanism, will be refunded in the following year. This was enacted in order to reduce the tax burden on industrial investment arising from VAT. In accordance with this amendment, the President has been authorized to extend these periods up to five years, either individually or together, as of each calendar year following the expiration of the periods. With the President’s Decree dated December 29, 2019 and numbered 1950, it has been decided that the article in question shall be applied for the value added tax that was imposed in 2020 and 2021, which cannot be eliminated through a deductible mechanism.

With the amendment made to temporary Article 39 of the Value Added Tax Law by Law No. 7103, delivery of new machinery and equipment to be used exclusively in the manufacturing industry for value added taxpayers with an industrial registry certificate, as well as new machinery and equipment deliveries made to research and development, innovation and design activities in technology development zones, research and design centers and research laboratories within the scope of Law No. 6550 are exclusively exempt from VAT.

With the amendment made to Article 17/4-ö of the Value Added Tax Law by Law No. 7104, in the bonded areas where customs warehouses and temporary storage sites and customs services are provided, the goods subject to import and export operations and the storage, terminal and storage services provided for the goods traded under the transit regime are exempt from VAT.

Under the amendment enacted by Article 13/n of the Value Added Tax Law by Law No. 7166, the delivery of printed books and periodicals is exempt from VAT, except for those who are packed and sold according to the provisions of the Law on the Protection of Children (Law No. 1117).

With the amendment made to temporary Article 23 of the Value Added Tax Law by Law No. 7256, free delivery of computers and equipment to the Ministry of Education, as well as software delivery and services related thereto, delivery and performance of these goods and services, respectively, to those who donate such equipment are exempt from Value Added Tax until December 31, 2023.

With temporary Article 41 added to the Law No. 3065 on December 2, 2020, transfers in accordance with additional Article 1 of the Natural Gas Market Law dated April 18, 2001 and numbered 4646 are exempt from Value Added Tax.

With the amendment made to Article 17/4-a of the Value Added Tax Law by Law No. 7338, delivery and services subject to income tax exemptions for those who produce social content on the internet and who develop mobile applications are exempt from VAT. This exemption entered into force on October 26, 2021.

Income Tax

(1) Personal Income Tax

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111, effective February 25, 2011, the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Türkiye as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, effective June 15, 2012, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 31, 2023, for the incentive certificates to be issued by the Ministry of Industry and Technology and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, effective June 13, 2012, until December 31, 2022, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

Effective June 13, 2012, the above mentioned deduction rate has been set at 100% for natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry and Technology, Scientific and Technological Research Council of Türkiye, Small and Medium Enterprises Development Organization.

Since September 22, 2017, gold-based government domestic debt securities issued by Ministry of Treasury and Finance are subject to withholding of 0%.

(2) Corporate Income Tax

According to Law No. 6728, as of July 15, 2016, provided that the relevant assets are acquired back at the end of the contract period with the aim of lease back under the Law No. 6361 on Financial Leasing, Factoring and Financing Companies, the profits arising from the sale of assets from source institutions (originators) to leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. Also, profits arising from the transfer of such assets from leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. The profits arising from the sale of assets and rights by source institutions (originators) to asset leasing companies with the aim of issuing lease certificates, provided that those assets will be reacquired, and profits from the resale of such assets by asset leasing companies to the transferor institution are exempted from corporation tax.

With Law No. 7061, 50% of the earnings obtained from the sale of immovable properties and 75% of the earnings obtained from the sale of founders’ shares, redeemed shares and preferential rights which are held in the assets of the corporations for at least two full years have been exempted from corporate tax. The scope of the exemption which covered the earnings obtained from the transfer of immovables and stocks to banks (due to credit default) has been expanded to cover leasing and financing companies. 50% of the earnings from the sale of immovables acquired due to insolvency, and 75% of the earnings from the sale of other assets have been exempted from corporation tax.

Law No. 7103 (dated March 21, 2018) amended Article 4/1-ö of Law No. 5520 (the Corporate Tax Law) and provided that the corporate tax exemption on regional management centers was to be repealed within the context of harmonizing international standards. This provision was enacted on January 1, 2019 (to be effective from January 1, 2022 for the regional management centers established as of January 1, 2019). Further, under the same law, depreciation durations to be applied for new machinery and equipment (acquired from May 1, 2018 to the end of the 2019 calendar year) to be used in manufacturing industry and research and development, innovation and design activities and investment incentive certificated activities were shortened.

With Presidential Decree No. 476 (dated December 18, 2018 and effective January 1, 2019), payments made to those providing advertising services supplied on the internet, or acting as an intermediary in delivering these services, have been included into the scope of withholding tax. The purchaser of these services is required to deduct 15% tax on the payment to the service provider or to the party acting as intermediary. There is no withholding tax if the supplier of the online advertising is a Turkish resident company.

(3) New Incentive System in Corporate Income Tax Law

According to Article 32/A (1) of the Corporate Tax Law No. 5520, earnings from investments, which are specified in sub-article 2, and for which the Ministry of Industry and Technology issued “investment incentive certificates” (certificates were formerly issued by the Ministry of Industry and Technology), are subject to reduced corporate tax rates starting from the accounting period in which the investment becomes partially or completely operational, up until the “investment contribution amount” is reached.

Within the scope of this article’s implementation, the “investment contribution amount” refers to the amount to be covered by the State through the tax that is waived by applying reduced corporate tax. The corporate tax amount to be waived is calculated by applying the reduced corporate tax rate to the earnings obtained from the investment. The tax amount to be waived cannot exceed the investment contribution amount.

The President is authorized to determine the investment contribution rate –the ratio of the investment contribution amount to the total investment amount—for each province group, strategic investments, or for regions and places in sub-paragraph (a) of sub-article 2 of Article 32/A, up to a rate not exceeding 55%. Provided that the investment amount exceeds TL 50 million, the President is authorized to determine the investment contribution rate up to 65%. The President may apply a discount of up to 90% to the corporate tax rate.

Other Taxes

Effective June 15, 2012, a new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Türkiye under the supervision of the Capital Markets Board to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

With the Law Amending Some of the Laws for Improving Investment Environment (No. 6728) the Article related to exemption in lease certificates was amended establishing a new regulation that entered into force on August 9, 2016 requiring that papers issued in accordance with the different lease certificate types determined by Capital Markets Board, lease certificate payments and all kinds of papers issued in accordance with their securities are exempted from stamp tax and, the scope of fees exemption was extended taking into account the amendments made in lease certificate issue in the capital markets regulations.

With the amendment made by Law no. 6728 dated July 15, 2016, usage of credits, insurance and lease certificates papers and certain related contracts have been exempted from stamp duty taxes. With the same amendment, share transfers of joint stock, limited partnerships and limited liability companies and any assets and rights that constitute the basis for the export of lease certificates and any guarantees, mortgages and similar transactions have been exempted from stamp duty taxes.

With the amendment made by Law No. 7061, the papers issued by Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance projects of public-private partnership have been exempt from stamp duty. The President has been authorized to differentiate the duty amounts of certain types of paper. Law No. 7061 also exempts the transactions of the Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance public private partnership projects from fees (excluding judicial fees). Law No. 7061 abolishes the fees related to method determination agreement for transfer pricing. Law No. 7061 increases the Inheritance and Gift Tax rate applied to prizes from contests and draws from 10% to 20%.

With the Law on Digital Service Tax and Amendment of Some Laws and Amendment of the Decree No: 375 (Law number 7194), digital service tax and accommodation tax was legislated on December 7, 2019.

The digital service tax (“DST”) rate is 7.5% and applies to the revenue generated from rendering digital services in Türkiye covered by the Law on Digital Service Tax. Principally, all digital service providers that generate revenue from such services are defined as the taxpayer, however, tax is applied practically only to taxpayers whose generated revenue exceeds EUR 750 million globally and TL 20 million in Türkiye, according to exemption thresholds determined by the aforementioned Law on Digital Service Tax. DST entered into force on March 1, 2020.

The accommodation tax rate is 2% and applies to the accommodation services rendered by hotels, motels, holiday resorts, pensions, apartments, camping, guesthouses, as well as by other services such as eating, drinking, activity, entertainment services and use of pools, beaches, thermals and similar areas.

As a result of the tax measures to mitigate the impact of the COVID-19 crisis and to support the economic recovery, the effective date of the accommodation tax has been postponed to January 1, 2023 pursuant to Law No 7338, dated October 14, 2021.

Tax Revenues

The following table sets forth tax revenues for the years indicated:

Table 52

(in billions of TL)	2017	2018	2019	2020	2021
Total Tax Revenues	536.617	621.536	673.860	833.251	1.164.809
Personal Income Tax	112.401	138.992	162.704	158.842	219.632
Corporate Income tax	52.906	78.673	78.829	105.057	177.970
Motor vehicle tax	10.825	12.844	14.503	15.983	18.832
Valuable Property Tax	—	—	—	—	23.046
Domestic Value Added Tax	55.584	56.354	55.458	71.555	123.444
Excise Tax	138.339	133.906	147.134	207.283	205.392
Petroleum Consumption Tax (Within Excise Tax)	63.603	55.593	60.997	69.009	31.292
Banking and Insurance Transaction Tax	13.270	18.184	22.670	27.069	33.027
Stamp Duty	15.596	16.961	18.853	20.964	28.199
Fees	19.237	21.689	24.176	30.741	41.956
Special Communication Tax	3.817	3.440	4.014	4.488	6.618
VAT on Imports	100.096	122.262	125.271	159.206	261.885
Other Tax Revenues	14.548	18.229	20.248	32.063	47.830

Source: Ministry of Finance General Directorate of Public Accounts; UT

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 53

(% of GDP)	2017	2018	2019	2020	2021
Total Tax Revenues	17.12%	16.54%	15.61%	16.51%	16.16%
Personal Income Tax	3.59%	3.70%	3.77%	3.15%	3.05%
Corporate Income tax	1.69%	2.09%	1.83%	2.08%	2.47%
Motor vehicle tax	0.35%	0.34%	0.34%	0.32%	0.26%
Domestic Value Added Tax	1.77%	1.50%	1.28%	1.42%	1.71%
Excise Tax	4.41%	3.56%	3.41%	4.11%	2.85%
Petroleum Consumption Tax (Within Excise Tax)	2.03%	1.48%	1.41%	1.37%	0.43%
Banking and Insurance Transaction Tax	0.42%	0.48%	0.53%	0.54%	0.46%
Stamp Duty	0.50%	0.45%	0.44%	0.42%	0.39%
Fees	0.61%	0.58%	0.56%	0.61%	0.58%
Special Communication Tax	0.12%	0.09%	0.09%	0.09%	0.09%
VAT on Imports	3.19%	3.25%	2.90%	3.15%	3.63%
Other Tax Revenues	0.46%	0.48%	0.47%	0.64%	0.66%

Source: Ministry of Finance General Directorate of Public Accounts; UT

STATE OWNED ENTERPRISES

State owned enterprises (“SOEs”) (companies that are subject to Decree Law 233, 100% of shares of which are owned by the State) continue to play an important role in the Turkish economy. As of December 31, 2021 there are 20 SOEs that are subject to Decree Law No. 233 (including Turkish State Railways (TCDD) Transport Inc., an affiliate of Turkish State Railways (TCDD)). (Turkish-Sudan International Agriculture and Livestock Inc., which is an affiliate of Agricultural Enterprises Directorate General (TİGEM), is not included in these statistics because it has not commenced its operations as of the end of 2021.). Besides these companies, there are public undertakings that are subject to Law No. 4046 in the portfolio of the Privatization Administration, an affiliate agency of the Ministry of Treasury and Finance. There are also wholly or majority state owned banks, such as: T.C. Ziraat Bank, T. Halkbank, T. Vakıfbank, Kalkınma ve Yatırım Bank, T.Emlak Katılım Bank and Eximbank. A publicly owned satellite company, TÜRKSAT A.S., a postal company, PTT A.S., ASFAT Inc. (Military Factory and Shipyard Management Inc.), USHAŞ (International Health Services Inc.), Mechanical and Chemical Industries Corporation (“MKE”) (upon the promulgation of Law No: 7330 dated July 3, 2021, MKE was restructured as an incorporated company.) and Turkish Reassurance Company, together with the above-named banks have their own legislation. In addition, there are various publicly majority-owned companies, which are the subsidiaries of government agencies, municipalities and foundations controlled by the government. Additionally, the Türkiye Wealth Fund is a sovereign and publicly-owned wealth fund founded in August 2016. In 2017, ownership of Ziraat Bank, TÜRKSAT, BOTAŞ, PTT, TPAO, Eti Maden, ÇAYKUR, state stakes of Turkish Airlines (49.12%), Türk Telekom (6.68%), Borsa İstanbul (73.6%) (in 2018, Nasdaq OMX sold its 7% equity stake, and in 2019 EBRD sold its 10% equity stake to the Türkiye Wealth Fund; accordingly, such fund’s stake in Borsa İstanbul increased from 73.6% to 90.6%; in 2020 Türkiye Wealth Fund sold 10% of its equity stake to Qatar Investment Authority, and as a result of this sale the Türkiye Wealth Fund’s stake in Borsa İstanbul dropped to 80.6%), TDİ (49.0%) and Halkbank (51.11%) were transferred to the Türkiye Wealth Fund.

As a result of the capital injection from the Türkiye Wealth Fund to state banks in 2020, the ownership share of the Türkiye Wealth Fund in Halkbank increased to 75.29% and its ownership share in Vakıfbank rose to 35.99%. Ownership of Turkish Sugar Factories Inc. (TÜRKŞEKER) was transferred to the Türkiye Wealth Fund in 2021.

Major non-financial companies subject to Decree Law 233 and Privatization Administration’s portfolios are Turkish Grain Board, Electricity Generation Corporation (upon the promulgation of Decree Law No: 703 dated September 7, 2018, Turkish Electricity Trading and Contracting Company merged with Electricity Generation Corporation), Turkish Electricity Transmission Company, Petroleum Pipeline Corporation, Turkish State Railways, Turkish Coal Enterprise, Turkish Hard Coal Company, Eti Mining Enterprises, Turkish Petroleum Corporation, ÇAYKUR, Turkish Railway Vehicles Industry Inc. (TÜRASAŞ) and Turkish Sugar Factories Inc. Supervision, regulation and audit of the aforementioned companies are carried out by several government agencies; including, the Ministry of Treasury and Finance, the Turkish Court of Accounts, line ministries and the Privatization Administration.

SOEs are subject to independent external audit based on the International Standards on Auditing, meaning that SOEs must also report their financial statements according to International Financial Reporting Standards. Furthermore, SOEs are required to establish internal control systems in order to enhance their corporate governance and control mechanisms in line with the international corporate governance principles.

State-owned banks Ziraat Bank, Halkbank and Vakıfbank are public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank, Halkbank and Vakıfbank are among the largest commercial banks, holding 37.85% of total savings deposits in Türkiye as of December 31, 2021.

In addition to receiving funding directly from the Government budget in the form of capital injection, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs that are subject to Decree No. 233 and Law No. 4046 increased from approximately TL 595 million in 2020 to TL 40.2 billion in 2021.

The following table summarizes information related to the financing requirements of the above-mentioned SOE System for the years indicated:

Table 54

Financing Requirements of SOE System (in thousands of Turkish Lira)[4]	2017	2018	2019	2020	2021*
Total financing requirement	-18,691,673	-23,705,546	-31,358,759	-26,939,976	-53,047,958
Increase (reduction) from internally generated funds	8,939,165	6,457,411	1,928,025	9,013,459	-50,626,968
Net financing requirement from outside sources	-9,752,508	-17,248,135	-29,430,734	-17,926,517	-103,674,926
Transfers from consolidated budget	11,816,171	15,331,605	20,118,705	18,521,184	63,496,229
Borrowing requirement	2,063,663	-1,916,531	-9,312,028	594,667	-40,178,697
Deferred payments	-691,915	11,448,052	10,481,130	8,550,147	36,546,740

Financing Requirements of SOE System (in thousands of Turkish Lira)	2017	2018	2019	2020	2021*
Advance payments	-9,330,828	-25,676,318	-9,728,009	-9,774,703	-83,972,412
Cash financing requirement	-7,959,080	-16,144,798	-8,558,908	-629,889	-87,604,369
Change in cash	3,533,716	3,197,953	-2,688,790	-9,299,873	511,753
Securities and deposits	3,377	-59,250	-246,775	1,973,215	-718,537
Domestic bank borrowing, net	1,981,855	6,168,195	7,806,521	2,351,015	33,270,117
Foreign borrowing, net	2,440,132	6,837,900	3,687,952	5,605,532	54,541,036
Government bonds	0	0	0	0	0

*	Provisional

Source: Ministry of Treasury and Finance

In 2021, the SOE System reported a loss of TL 20.8 billion.

SOE System investments accounted for 10.% of total public sector fixed investments in 2017, 11.6% in 2018, 14.4% in 2019,14.8% in 2020 and 17.5% in 2021 (total public sector fixed investments consist of SOEs, central government, local administrations and social security institutions’ figures).

Budgetary transfers to the SOE System accounted for approximately 1.7%,1.8%,2.0%,1.7% and 3.95% of central management budget expenditures in 2017, 2018, 2019, 2020 and 2021 respectively.

[4]

Statistics of SOEs that are subject to Decree Law No: 233 and Law No:4046 are published on the website the Ministry of Treasury and Finance. They can be accessed via this link: https://en.hmb.gov.tr/state-owned-enterprises

The following table summarizes the profits and losses of SOE System for the years indicated:

Table 55

Profits and Losses of SOE System (in thousands of Turkish Lira)	2017	2018	2019	2020	2021*
Total Revenues	126,145,296	166,835,674	182,371,046	193,673,876	394,553,784
Total Expenditures	118,688,180	161,752,123	182,413,734	191,249,664	415,351,695
Profit (loss)	7,457,116	5,083,551	-42,688	2,424,212	-20,797,911

*	Provisional

Source: Ministry of Treasury and Finance

Electricity Sector

The restructuring process for electricity markets in Türkiye has been in progress since early 2000s. Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

In Türkiye, electricity generation can be carried out by public and private companies with a generation license obtained from the Energy Market Regulatory Authority (EMRA). The Electricity Generation Corporation (EÜAŞ), a state-owned company established to carry out electricity generation activities, owns and operates the state owned power plants. As of 2021, EÜAŞ has 9 thermal power plants, 45 hydroelectric power plants and 2 wind power plants and it has an installed capacity of 21172MW in total (7,334 MW of which is from thermal power plants, 13,821 MW of which is from hydroelectric power plants and 17 MW of which is from the wind power plant). While Türkiye has a99,820 MW installed capacity as of 2021, the share of EÜAŞ of the installed capacity is 21.2% in the sector, which comprises 16.18% of Türkiye’s licensed electricity production. The share of sources of producing electricity changed considerably in 2021 due to drought, high commodity prices and high demand. The share of hydroelectric power plants in electricity generation decreased from 25% in 2020 to 16.5% in 2021 while the share of thermal power plants using natural gas increased from 23% in 2020 to 32.7% in 2021. Although, the share of renewable installed capacity was 53.3% and the share of installed capacity for domestic sources was 65% in 2021, the share of electricity generation was 35.7% from renewable sources, and the share of generation from domestic sources was 50.6%.

Türkiye’s electricity distribution network has been divided into 21 distribution regions. After completing the process of privatization in 2013, each distribution company (each privatized through transfer of operations rights of the network for their respective regions) obtained a distribution license from Energy Market Regulation Authority (EMRA). Although the distribution system assets are still owned by the state-owned Turkish Electricity Distribution Company (TEDAŞ), such assets are now operated, and the distribution activities are now carried out, by the private sector. Turkish Electricity Transmission Company (TEİAŞ) is a state-owned company that owns and operates the electricity transmission throughout the country. It is also responsible for operating the balancing power market and the ancillary services market. Pursuant to the Presidential Decision published in the Official Gazette dated July 3, 2021, TEİAŞ was included in the scope of privatization to be privatized under the public offering method.

Türkiye regulates the electricity sector through the EMRA. Standard regulatory functions include licensing, tariff setting, market monitoring and dispute settlement.

Electricity wholesaling activities are carried out by both the state-owned EÜAŞ and by private entities with licenses from EMRA. The state-owned wholesale company Turkish Electricity Trading and Contracting Company (TETAŞ) merged into EÜAŞ in 2018. Since this merger, EÜAŞ has been the sole state-owned wholesale company responsible for selling electricity to market players. Prior to the merger, TETAŞ was primarily responsible for purchasing electricity from privately owned Build-Operate, Build-Operate-Transfer and Transfer of Operating Rights power plants and EÜAŞ hydro power plants, selling the purchased electricity to electricity distribution companies and assigned supplier companies (incumbent retailers), and exporting and importing electricity. Since then, these activities have been carried out by EÜAŞ.

The Turkish electricity wholesale market mostly relies on bilateral contracts, complemented by a spot market and a balancing mechanism. As part of the transition to a liberal and competitive energy market model, day-ahead, intraday and balancing power markets were established to provide market participants a trading platform based on integrity, transparency and competition. The Energy Exchange Istanbul (EXIST) operates the day-ahead and intraday electricity spot market. EXIST’s main activities include planning, establishing, developing and operating energy markets in an efficient, transparent and reliable manner. EXIST is positioned to secure reliable reference price determination without discrimination among providers. TEİAŞ and the Istanbul Stock Exchange each hold 30% shares in EXIST, with private market participants holding the remaining 40%.

Within the scope of the privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized. As for the electricity generation companies, the privatization process for Yeniköy, Yatağan, Kemerköy, Çatalağzı Thermal Power Plants and Kayaköy, Esendal, Isıklar, Dere and İvriz hydro power plants, which have a total 1,986 MW installed capacity, was completed in 2014. The privatization process for Orhaneli, Tunçbilek, Soma thermal power plants, which have a total 1,565 MW installed capacity, was completed in June 2015. The privatization process of Hopa power plant was completed in 2016. In 2017, ten hydroelectric power plants with a total installed capacity of 324 MW were privatized. In 2018, 2019 and 2021 Türkiye completed the privatization processes of ten hydroelectric power plants, three hydroelectric power plants, and 5 additional hydroelectric power plants, respectively.

Gas Sector

The sector is dominated by the government-owned Petroleum Pipeline Corporation (“BOTAŞ”), which is one of the most prominent SOEs in the energy sector and owns pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. The natural gas supply of Türkiye, which was 59,098.37 mcm (million Sm3) in total, in 2021; 92.8% was covered by BOTAŞ, 6.53% by other companies holding import licenses (imports), and 0.67% by wholesale companies operated in production.

To ensure supply security, Silivri Natural Gas Storage Facility, with storage capacity of 2.84 bcm (billion Sm3), was taken over by BOTAŞ as of September 1, 2016. As of the end of 2021, the facility has 3.19 bcm storage capacity and 28 mcm daily back production capacity. The first phase of Salt Lake Storage Project has a storage capacity of 1 bcm and started the first gas filling process in February 2017. By the end of 2021, the facility has a 1.2 bcm storage capacity.

The first Floating Storage and Regasification Unit (“FSRU”) of Türkiye in Aliağa/İzmir was commissioned on December 23, 2016, and second FSRU Terminal in Dörtyol/Hatay was commissioned on February 7, 2018. With these terminals, Türkiye aims to achieve supply security and diversification of gas sources. In addition to these FSRU facilities, Ertuğrul Gazi, Türkiye’s first FSRU ship, was put into service on June 25, 2021 at BOTAŞ Dörtyol Terminal located in Dörtyol district of Hatay. The TANAP Project brings natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea, not only to Türkiye, but also to Europe. The TANAP Project, along with the South Caucasus Pipeline and the Trans-Adriatic Pipeline, forms the elements of the Southern Gas Corridor. The Southern Gas Corridor Closed Joint Stock Company (51%), BOTAŞ (30%), British Petroleum (TANAP) Limited (12%), and SOCAR Türkiye Enerji A.Ş. (7% ) are the partners in the project. . The Groundbreaking Ceremony of the TANAP Project occurred on March 17, 2015 and commercial gas flow to Türkiye has started as of June, 2018. Construction on the connection for gas transmission to Europe within the TANAP Project was completed on November 26, 2019 and first gas flow has started in 2020. In total, 6 bcm gas is expected to be transmitted to meet Türkiye’s gas demand under the TANAP Project, and 10 bcm gas is expected to be transmitted to Europe via the pipeline.

The TürkAkım Natural Gas Pipeline Project agreement was signed with Russia on October 10, 2016 and as of January 2020 natural gas flow has begun pursuant to the terms of the agreement. The project has a gas transmission capacity of 31 bcm.

On August 21, 2020 and on July 4, 2021 TPAO discovered a new natural gas field in the Sakarya region of the Black Sea with a total capacity of 540 bcm through its drilling activities. It is expected that gas from this new field will increase Türkiye’s coverage ratio for natural gas demand. The target year for the first gas delivery from this field is 2023.

Mining Sector

Eti Mining Enterprises (“Eti Maden”), with U.S.$991 million export revenue in 2021, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Türkiye’s boron resources, Presently, Eti Maden has 73% of the world boron reserves, and meets approximately 62% of the world boron demand, according to the Eti Maden Boron Sector Report dated 2021.

Turkish Coal Enterprise (“TKİ”) holds 11.39% of the Turkish lignite reserves as of the end of 2021 and sells its products mainly to thermal power plants. Lignite is used for heating and various industrial sectors are the other customers of TKİ. Also, TKİ distributes lignite to low-income families and schools and receives payments from the Ministry of Treasury and Finance for this duty.

As of the end of December 2021, EÜAŞ, the General Directorate of Mineral Research and Exploration and the private sector own 89.0% of Türkiye’s 19.32 billion tons of lignite reserves.

Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Türkiye. The company primarily sells its product to the energy sector. The iron and steel industry is the second largest consumer for hard coal. TTK has been receiving capital transfers from the Ministry of Treasury and Finance, and receives payments for coal distribution to low-income families.

Petroleum Sector

The Turkish Petroleum Law No. 6491, which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into force in June 2013.

Turkish Petroleum Corporation (“TPAO”), formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 73% of Türkiye’s crude oil production and 80% of Türkiye’s natural gas production as of the end of 2021. In 2021, TPAO’s crude oil production reached 69,332 v/g from 45,391 v/g in 2020.

On May 26, 2014, TPAO reached an agreement to acquire the French energy firm TOTAL’s 10% stake in Azerbaijan’s Shah Deniz gas project and Southern Caucasian Pipeline. The deal increased TPAO’s stake in the project to 19% from 9%, making TPAO the second largest partner in the multinational consortium.

TPAO purchased its first drill ship, Deepsea Metro 2, from Norway in 2017 to prospect oil in the Eastern Mediterranean and the Black Sea and this ship started the drilling of Alanya-1 deep sea well on 29 October 2018 for the first time. In 2018, the new drilling ship Yavuz was added to the TPAO’s Inventory and Türkiye has enhanced its deep sea exploration capabilities. On January 31, 2021 and in November 2021, respectively, drilling ship Kanuni and drilling ship Abdülhamid Han were added to the TPAO’s inventory.

Agriculture Sector

In Türkiye, the Turkish Grain Board (“TMO”), General Directorate of Tea Enterprise (“ÇAYKUR”), General Directorate of Meat and Milk Board (“ESK”), General Directorate of Agricultural Enterprises (“TİGEM”) and Turkish Sugar Factories Corporation (TÜRKSEKER) operate as profit-oriented SOEs in the agricultural sector. They are associated with the Ministry of Agriculture and Forestry. TMO is a company which regulates the grain and legume markets when required. As of the end of 2021, TMO had nearly 4 million tons of storage capacity. ESK operates mainly in the meat sector by processing and selling red meat and its products. Since 2016, ESK has performed regulating activities in the milk sector by buying milk and selling milk powder. ÇAYKUR produces and sells tea and as of the end of 2021, ÇAYKUR operated 48 factories and had a nearly 45-50% market share in tea sales. TİGEM’s main mission is to produce seed, breeding livestock and raw materials for agriculture and the agriculture-based industry and to protect gene resources. TÜRKŞEKER processes sugar beets to produce sugar and byproducts.

Railways

Law No. 6461 concerning the “Liberalization of the Turkish Railway Transport”, which became effective on May 1, 2013, ensures that railway infrastructure and freight transportation can be operated both by public and private companies and railway infrastructure and train/transportation operations will be separated. The law required that Turkish State Railways (“TCDD”) become an infrastructure operator and required that TCDD Transport Inc.be established as a subsidiary of TCDD in order to be responsible for train/transportation operations. TCDD Transport Inc. began operating on January 1, 2017. TCDD Transport Inc. collaborated with the first private railway train operator, OMSAN Logistics and leased electric locomotives and wagons to the company in October 2017.

Körfez Ulaştirma A.Ş., a wholly owned subsidiary of TÜPRAŞ, is the second private railway train operator that provides freight transportation service.

As of the end of 2021, TCDD owned 13,022 km of track, 1,213 km of which is a high-speed train track and TCDD Transport Inc. owned 659 locomotives, 86 EMUs, 99 DMUs, 31 high-speed train sets, 640 passenger cars, and 16,712 wagons, according to the 2021 TCDD Transport Inc. Annual Report.

PRIVATIZATION IMPLEMENTATIONS

Türkiye aims to further enhance its functioning market economy through ensuring openness and competitiveness, upgrading productivity, strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and, as a result, promoting employment.

Privatization proceeds realized by the Privatization Administration of Republic of Türkiye (the “Privatization Administration”) have reached U.S.$70.8 billion (on a commitment basis) as of December 31, 2021, U.S.$51.1 billion of which has been generated from the privatization of blue chip companies, including: Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim, Ports and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$2.6 billion, U.S.$1.2 billion, and U.S.$759 million, U.S.$588 million and U.S.$497 million for the years 2017, 2018, 2019, 2020 and 2021, respectively. The total amount realized from January 1, 1986 through December 31, 2021 is U.S.$51.5 billion.

From the period January 1, 2017 through December 31, 2021, the privatization implementations of Türkiye have resulted in net proceeds of U.S.$2.7 billion (privatization implementations completed by the Privatization Administration).

The following is a summary of the most significant privatization implementations completed between January 1, 2017 and December 31, 2021:

Table 56

Name of the Company	Field of Operation	Date of Privatization	Amount (Million U.S.$)
Şanlıurfa HPP Power Generation	Power Generation	3/01/2017	68.6
Turkish Petroleum Oil Distribution Company	Petroleum Oil Distribution	4/04/2017	134.7
Adıgüzel and Kemer HPP Power Generation	Power Generation	5/05/2017	91.5
Almus and Köklüce HPP Power Generation	Power Generation	8/08/2017	212.6
Various Real Estate of the Government during 2017	Real Estate	Year round 2017	93.2
Menzelet and Kilavuzlu HPP Power Generation	Power Generation	3/09/2018	335.0
Kırşehir Sugar Factory	Sugar Production	05/24/2018	68.1
Turhal Sugar Factory	Sugar Production	6/07/2018	123.4
Çorum Sugar Factory	Sugar Production	6/25/2018	112.1
Elbistan Sugar Factory	Sugar Production	07/11/2018	63.1
Erzincan and Erzurum Sugar Factory	Sugar Production	07/16/2018	59.3
Afyon Sugar Factory	Sugar Production	8/17/2018	125.0
Bor Sugar Factory	Sugar Production	09/20/2018	53.3
Tekirdağ Port	Port Operation	12/26/2018	65.5
Various Real Estate of the Government during 2018	Real Estate	Year round 2018	95.6
Various Real Estate of the Government during 2019	Real Estate	Year round 2019	82.3
Çamlıca-1 HPP Power Generation	Power Generation	11/05/2021	59.9
Topçam HPP Power Generation	Power Generation	12/24/2021	80.8
Various Real Estate of the Government during 2021	Real Estate	Year round 2021	187.2

Note: Only privatizations worth U.S.$50 million or more are listed above.

Source: Privatization Administration

Table 57

Privatization implementations by the Privatization Administration by years (Million U.S.$)

Source: Privatization Administration

The privatization program and developments in various sectors since 2017 are summarized below.

Energy Sector

Electric Power Generation

(1) Hydroelectric Power Plant (HPP)

Şanlıurfa HPP: Şanliurfa HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$68.6 million. The sales agreement was signed on March 1, 2017.

Adıgüzel and Kemer HPP: Adigüzel and Kemer HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$91.5 million. The sales agreement was signed on May 5, 2017.

Almus and Köklüce HPP: Almus and Köklüce HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$212.6 million. The sales agreement was signed on August 8, 2017.

Yenice HPP: Yenice HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$34.0 million. The sales agreement was signed on December 15, 2017.

Suçatı, Değirmendere, Karaçay, Kuzuculu HPPs: Suçati, Değirmendere, Karaçay, Kuzuculu HPPs and their related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$8.0 million. The sales agreement was signed on December 29, 2017.

Anamur, Bozyazı, Mut, Silifke, Zeyne HPPs: Anamur, Bozyazi, Mut, Silifke, Zeyne HPPs and their related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$2.4 million. The sales agreement was signed on January 12, 2018.

Menzelet & Kılavuzlu HPPs: Menzelet & Kilavuzlu HPPs and their related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$335.0 million. The sales agreement was signed on March 9, 2018.

Manyas HPP: Manyas HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$15.8 million. The sales agreement was signed on April 27, 2018.

Gönen HPP: Gönen HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$12.3 million. The sales agreement was signed on December 25, 2018.

Sütçüler HPP: Sütçüler HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$1.6 million. The sales agreement was signed on December 20, 2018.

Tohma HPP: Tohma HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$10.9 million. The sales agreement was signed on January 2, 2019.

Dinar 2 HPP: Dinar 2 HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$1.5 million. The sales agreement was signed on February 27, 2019.

Çine HPP: Çine HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$20.8 million. The sales agreement was signed on April 22, 2019.

Ahiköy I – II HPPs: The tender for Ahiköy I – II HPPs and their related real estate and tangible assets was made on January 20, 2020. The tender was held on September 20, 2020. The highest bid was U.S.$1.5 million. The sales agreement was signed on January 22, 2021.

Çamlıca I HPP: Çamlıca HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$67.03 million. The sales agreement was signed on November 5, 2021.

Tortum HPP: Tortum HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$22.9 million. The sales agreement was signed on December 8, 2021.

Topçam HPP: Topçam HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$78.9 million. The sales agreement was signed on December 24, 2021.

Çal HPP: Çal HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$0.6 million. The sales agreement was signed on February 28, 2022.

Akköprü HPP: Akköprü HPP and its related real estate and tangible assets owned by EÜAŞ were to be privatized under the TOR method, but the tender was canceled by a Presidential Decision. Privatization preparations are currently underway.

Girlevik II and Mercan (HPP): The tender announcement for the privatization of Girlevik II and Mercan HPP under the TOR method, valid for for 49 years, was made in February of 2021. The final negotiations were held in December of 2021. The highest bid was U.S.$10.1 million. The TOR agreement will be signed with the highest bidder upon Presidential approval.

(2) Coal fired Power Generation Plants

Çayırhan B: The tender announcement for the Coal Mining Area and Power Generation Area owned by EÜAŞ located in Ankara was made on October 3, 2016 with a pre-qualification and bidding deadline of January 30, 2017. Final negotiations were held on February 6, 2017, with a lowest electricity generation bid of U.S.$/Mwh. 60.4. A Transfer of Operation Rights Agreement (valid for 35 years) and an Electricity Sales Agreement (valid for 15 years) were signed on July 11, 2017.

Alpu Coal Mining Area: The tender announcement of the Coal Mining Area and Power Generation Area owned by EÜAŞ located in Alpu and Tepebaşi districts in Eskişehir was made in 2017. Like the Çayirhan B Tender, the privatization method for the Alpu Coal Mining Area was designated as the TOR method. The tender was cancelled in 2020 as no bids from investors were received until the tender date.

Sugar Sector

In 2018, privatization tender regarding 14 mills of Turkish Sugar Mills Inc. (Türkşeker) was launched. 10 out of 14 mills were privatized and the tender for 4 mills were canceled.

Afyon Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bid was U.S.$125.0 million. The sales agreement was signed on August 17, 2018.

Alpullu Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bid was U.S.$29.0 million. The sales agreement was signed on November 30, 2018.

Bor Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 06, 2018. The highest bid was U.S.$53.3 million. The sales agreement was signed on September 20, 2018.

Çorum Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 09, 2018. The highest bid was U.S.$112.2 million. The sales agreement was signed on June 25, 2018.

Elbistan Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bid was U.S.$63.2 million. The sales agreement was signed on July 11, 2018.

Erzurum—Erzincan Sugar Mills: Tender announcement was made on April 21, 2018. The final negotiations with the bidders were completed on May 10, 2018. The highest bid was U.S.$59.3 million. The sales agreement was signed on July 16, 2018.

Kırşehir Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 6, 2018. The highest bid was U.S.$68.1 million. The sales agreement was signed on May 24, 2018.

Muş Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bid was U.S.$48.5 million. The sales agreement was signed on July 12, 2018.

Turhal Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 16, 2018. The highest bid was U.S.$123.4 million. The sales agreement was signed on June 7, 2018.

All of the shares in Türkşeker’s capital were excluded from the scope and program of privatization under the Presidential Decision dated April 29, 2021 and numbered 3923. Türkşeker’s shares were instead transferred to the Türkiye Wealth Fund (TWF).

Türkşeker was subsequently affiliated to the Ministry of Agriculture and Forestry with the Presidential Decision dated November 12, 2021 and numbered 4803.

Ports

İzmir Port: The operations of the İzmir Port Authority were transferred to the Türkiye Wealth Fund on February 3, 2017 under Privatization High Council Decision No. 2017/5.

Tekirdağ Port: The tender announcement to privatize the port under the TOR method for 36 years was made on October 11, 2017, and the final bidding date was December 20, 2017. Final negotiations were held on January 5, 2018. The highest bidding amount was U.S.$65.5 million. The tender was approved by the President of the Republic of Türkiye on October 31, 2018. The Agreement for Transfer of Operational Rights was made on December 26, 2018 and all procedures have been accomplished.

Güllük Marina: The tender announcement for the privatization of Güllük Marina under the TOR method for 45 years was made on September 14, 2020, and the final bidding date was November 12, 2020. Final negotiations were held on November 24, 2020. The highest bidding amount was U.S.$4.1 million. The Agreement for Transfer of Operational Rights was made on June 21, 2021 and all procedures have been accomplished. Güllük Marina area is an empty area and there is no marina in the specified location. With the privatization the new investor will build, operate and transfer at the end of the TOR period.

Taşucu Port and Rear Area: The tender announcement for the privatization of the Taşucu Port and its rear area under the TOR method for 40 years was made on May 7, 2021; the final bidding date was September 8, 2021. Final negotiations were held on September 22, 2021. The highest bid was U.S.$79.2 million. The Agreement for Transfer of Operational Rights was entered into on January 21, 2022 and all procedures have been accomplished.

Çanakkale Kuzu Marina: The tender announcement for the privatization of Çanakkale Kuzu Marina under the TOR for 36 years was made on November 5, 2018, with the last bidding date set as April 15, 2019. However, the tender was cancelled due to an insufficient number of bids.

Fenerbahçe Kalamış Marina: The marina is located in the Anatolian side of Istanbul and is classified as the most significant and important marina in Türkiye. The tender announcement was made on November 17, 2017 and the tender was cancelled on April 27, 2018 as a result of an insufficient number of investors. A new tender announcement for privatization of Fenerbahçe Kalamış Marina via the TOR method for 40 years was made on March 27, 2021. The final bidding date was July 7, 2021. However, the tender was cancelled.

Other Sectors

Türkiye Halk Bankası (Halkbank): With Law No. 6741 enacted on August 19, 2016, TWF and Türkiye Sovereign Wealth Fund Management Joint Stock Company (Management Company) were established to encourage diversification and depth of capital markets in the Republic of Türkiye, to utilize publicly owned assets, and to facilitate financing from abroad contributing to strategic large-scale investments. Shares of Halkbank belonging to the Privatization Administration were transferred to TWF on February 3, 2017.

National Lottery (Milli Piyango): The privatization process of the “Games of Chance by Grant of a License” ended on January 6, 2017 with Executive Order numbered 680. The entire operation of the “Games of Chance by Grant of a License” was transferred to TWF on January 6, 2017.

Doğusan Pipe Industry Trade Inc.: The Privatization Administration has attempted to privatize its 56.09% shares in Doğusan Pipe Industry Trade Inc. several times. The first and second tenders (2008 and 2009) were cancelled because no bids were received. The third and fourth tenders (2011 and 2012) were canceled because of the bidders refraining from signing the Share Purchase Agreement. The fifth tender (2016) was cancelled due to inadequacy of the bids. The Privatization Administration continues its efforts to privatize Doğusan.

MESBAŞ- Mersin Free Trade Zone: The privatization of the 21.26% shares of the sale of subsidiary MESBAŞ of TDI is complete and the contract was signed on November 8, 2017. The amount of the sale was U.S.$6.7 million.

TP Petroleum Distribution Company (TP Petrol Dağıtım A.Ş.): The tender announcement was made on August 1, 2016 and final negotiations were completed on October 20, 2016. The highest bid was U.S.$134.7 million. The transfer of shares was made on April 4, 2017.

Hidrojen Peroksit A.Ş.: The tender announcement was made on August 12, 2017 and final negotiations were completed on September 29, 2017. The highest bid was U.S.$4.5 million. The transfer of shares was made on July 9, 2018.

Periodic Inspection Services: Periodic inspection services carried out within the framework of the Measures and Adjustments Law No. 3516 were included in the scope and program of privatization with the Presidential Decree No. 3124 dated October 22, 2020. Tender preparation work continues.

Turkish Electricity Transmission Corporation (Türkiye Elektrik İletim A.Ş (TEİAŞ.)): TEİAŞ was taken into the privatization portfolio on July 2, 2021 by Presidential Decision. The preparations for privatization are ongoing.

Other Real Estate

In addition to these above-mentioned privatizations, from January 1, 2021 to December 31, 2021 the total amount of real estate privatizations reached approximately U.S.$187.2 million

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. At the beginning of the 2000s, most of the extra-budgetary funds were closed in order to ensure unification of the government budget and improve accountability of the government budget. Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2017-2021 period:

Table 58

Extra Budgetary Funds (in millions of Turkish Lira)	2017	2018	2019	2020	2021
Revenues	13,368	24,343	25,172	33,811	40,413
Expenditures	22,148	29,116	26,150	33,149	30,525
Surplus (Deficit)	-8,780	-4,773	-979	662	9,888
Financing	8,780	4,773	979	-662	-9,888

Source: Presidency of The Republic of Türkiye Presidency of Strategy and Budget

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2017, total expenditures by local authorities increased 21.45% to TL 118,504 million and the deficit was TL 15,963 million. In 2018, total expenditures by local authorities increased 15.98% to TL 137,442 million and the deficit was TL 21,758. In 2019, total expenditures by local authorities decreased 5.36% to TL 129,679 million and the deficit was TL 8,900 million. In 2020, total expenditures by local authorities increased 6.27% to TL 137,814 million and the surplus was TL 3,651 million. In 2021, total expenditures by local authorities is projected to have increased by 31.53% to TL 181,280 million and the deficit to TL 348 million.

The following table presents the operating balance of the local authorities for the years indicated:

Table 59

Local Authorities (in millions of Turkish Lira)	2017	2018	2019	2020	2021 (1)
Revenues	102,541	115,685	120,779	141,466	180,932
Expenditures	118,504	137,442	129,679	137,814	181,280
Surplus (Deficit)	(15,963)	(21,758)	(8,900)	3,652	(348)

(1)	Provisional

Source: Presidency of Strategy and Budget

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 60

Public Sector Fixed Investment (at current prices) (In % of total public sector fixed investment unless otherwise indicated)	2017	2018	2019	2020	2021(1)
Agriculture	8.9	8.6	6.6	5.4	6.6
Mining	1.0	2.6	4.1	7.3	5.9
Manufacturing	0.5	0.4	0.6	1.1	0.5
Energy	3.7	3.6	7.0	12.3	7.3
Transport and communication	35.9	40.7	35.4	40.7	34.5

Public Sector Fixed Investment (at current prices) (In % of total public sector fixed investment unless otherwise indicated)	2017	2018	2019	2020	2021(1)
Tourism	0.5	0.6	0.3	0.3	0.1
Housing	1.3	1.0	1.3	0.9	1.3
Education	11.3	9.6	13.2	8.0	12.0
Health	5.3	4.4	4.9	1.2	8.1
Other Services	31.7	28.5	26.7	22.9	23.6
Total	100.0	100.0	100.0	100.0	100.0
Total (in millions of Turkish Lira)	134,516	168,305	141,242	160,254	224,509

(1)	Provisional estimate.

Source: Presidency of Strategy and Budget

PUBLIC SECTOR BORROWING REQUIREMENT

In 2017, the central budget deficit was TL 47.8 billion, representing 1.52% of GDP. Total PSBR was 1.79% of GDP. In 2018, the central budget deficit was TL 72.8 billion, representing 1.94% of GDP. Total PSBR was 2.44% of GDP. In 2019, the central budget deficit was TL 124.7 billion, representing 2.89% of GDP. In 2020, the central budget deficit was TL 175.3 billion, representing 3.47% of GDP. In 2021, the central budget deficit was TL 230 billion, representing 3.46% of GDP.

As a result of fiscal policies towards consolidation in general government balances and a growing economy, net debt of the public sector has taken a largely declining path after 2009. In 2013, total public debt stock (gross) as a percentage of GDP was 34.1% and the net debt of the public sector was 10.7%. In 2014, total public debt stock (gross) as a percentage of GDP was 31.4% and the net debt of the public sector declined to 8.9%. In 2015, total public debt stock (gross) as a percentage of GDP slightly decreased to 30.5% and the net debt of the public sector declined to 6.7%. In 2016, total public debt stock (gross) as a percentage of GDP slightly increased to 31.0% and the net debt of the public sector increased to 8.1%. In 2017, total public debt stock (gross) as a percentage of GDP declined to 30.2% and the net debt of the public sector realized as 8.1%. In 2018, total public debt stock (gross) as a percentage of GDP increased to 31.1% and the net debt of the public sector realized as 13.5%. In 2019, total public debt stock (gross) as a percentage of GDP increased to 33.5% and the net debt of the public sector realized as 16.2%. In 2020, total public debt stock (gross) as a percentage of GDP increased to 38.8% and the net debt of public sector realized as 19.2%. In 2021, total public debt stock (gross) as percentage of GDP increased to 45.1%, and the net debt of public sector realized as 20.5%.

The following table sets forth information as to Türkiye’s public sector borrowing requirement based on the Medium Term Program 2022-2024, figures are adjusted to new GDP data for the years indicated:

Table 61

Public Sector Borrowing Requirement (as a percentage of GDP)	2017	2018	2019	2020	2021(1)
Central Government Budget	1.52	1.94	2.89	3.47	3.46
Local administrations	0.51	0.58	0.21	-0.07	0.01
Social Security Institutions	-0.05	-0.04	-0.05	-0.03	0.00
Unemployment Insurance Fund	-0.43	-0.29	-0.09	0.56	0.26
Revolving Funds	0.00	0.04	0.05	0.01	0.02
EBFs	0.28	0.13	0.02	-0.01	-0.15
SOEs	-0.04	0.09	0.22	-0.01	0.30
SOEs not under privatization	-0.07	0.08	0.18	-0.04	0.30
SOEs under privatization	0.04	0.01	0.04	0.04	0.00
Total	1.79	2.44	3.25	3.92	3.91

(1)	Provisional estimate (Medium Term Program)

Source: Presidency of Strategy and Budget

In addition, the ratio of budget deficit to GDP for 2021 was estimated to be 4.3 according to the Medium Term Program (2021-2023) but this ratio was ultimately realized as 3.46.

DEBT

GENERAL

In Türkiye, the Ministry of Treasury and Finance (the “Treasury” or “MTF”) conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments, such as lease certificates, zero coupon , inflation indexed , foreign exchange-denominated , gold denominated securities and government bonds with fixed coupon payments, floating rate notes and Turkish Lira Overnight Reference Rate-indexed notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Türkiye.

Türkiye has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1985.

On October 28, 2021, the Treasury published the 2022 financing program based on the 2022-2024 Medium Term Program projections. According to the financing program, the total amount of debt service in 2022 is projected to be TL 505.9 billion, comprising payments of TL 293.5 billion in principal and TL 212.5 billion in interest. Total domestic debt service is expected to be TL 385.5 billion while total external debt service is expected to be TL 120.4 billion. On the external financing front, the Treasury announced that up to U.S.$11.0 billion equivalent external financing is planned in 2022 through bond and lease certificate issuances in international markets.

The total gross outstanding external debt of Türkiye was approximately U.S.$430.0 billion at the end of March 2021, U.S.$444.3 billion at the end of June 2021, U.S.$452.4 billion at the end of September 2021, and U.S.$442.5 billion at the end of December 2021. It was approximately U.S.$432.8 billion as of the end of 2020.

As of December 31, 2021, the aggregate amount of scheduled repayment of principal and interest of external debt of Türkiye is U.S.$67.1 billion for 2022 (February-December), U.S.$48.7 billion for 2023, U.S.$45.0 billion for 2024 and U.S.$39.4 billion for 2025.

Türkiye’s central government domestic debt was approximately TL 1,321,189 million on December 31, 2021, compared to TL 1,060,354 million on December 31, 2020. These numbers represent an approximate 2.7 percentage point (pp) decrease (from 21.0% in 2020 to 18.3% in 2021) in the ratio of domestic debt to GDP between two years.

The EU-defined general government debt to GDP ratio in 2021 was 42.0%.

DOMESTIC DEBT

The share of foreign investors in total domestic debt followed a fluctuating course between 2017 and 2021. The ratio was 19.4%, 14.0%, 10.1%, 4.0%, and 2.9% for the years between 2017 and 2021, respectively. Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2021 similar to the previous years. With the implementation of strategic benchmark policy, benchmark government bonds were reopened on a regular basis. For this purpose, TL-denominated 2- and 5-year fixed rate coupon bonds have been issued on a regular basis as in international practice. When market conditions justified such an issuance, the Treasury also issued 10 year fixed rate coupon bonds in 2021. In 2021, the Ministry’s main strategic objective with respect to borrowing policies was gradual reduction of domestic foreign exchange borrowings in line with the market conditions. As a result, the Ministry reduced the ratio of foreign exchange-denominated issuances in total domestic borrowing from 27.6% in 2020 to 12.2% in 2021.

In accordance with the objectives of diversifying borrowing instruments, broadening the investor base and lengthening borrowing maturities, the Republic began to issue Turkish Lira Overnight Reference Rate indexed government bonds in 2020, the first such bonds issued by a sovereign in the world. The Republic continued issuing these bonds in 2021.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Gold bond and gold lease certificates are designed for retail investors and have been issued via public offering through intermediary banks in the local market since 2017. For gold-denominated lease certificates or bonds issuances, physical gold is used as a means of payment during issuance and redemption. Gold bonds and gold-denominated lease certificates were issued for institutional investors for the first time in 2019. With these issuances, the Treasury has collected 2.5, 4.2, 82.3, 113.7, and 141.6 tons of gold for the years 2017, 2018, 2019, 2020, and 2021 respectively. Also, 2.8 billion Euro-denominated and 2.5 billion USD-denominated bonds and lease certificates were issued in the domestic market for institutional investors in 2021. Issuing lease certificates has raised U.S.$5.75 billion from the international markets between 2017 and 2021 and TL 200.0 billion from the domestic markets between 2017 and 2021.

In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Türkiye in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

In March 2016, the Treasury began implementing regular buyback auctions in the domestic market in order to contribute to market liquidity and to ensure a balanced debt redemption profile. Buyback auctions have been held every week since March 17, 2016. Through 2018, the Treasury conducted 98 buy-back auctions and successfully bought back a net of TL 1.9 billion worth of bonds. The Treasury conducted 12 buy-back auctions and successfully bought back a net of TL 58 million worth of bonds through the end of the February 2019. Furthermore, the Treasury has initiated switch auctions to smooth debt redemption profile and facilitate secondary markets by switching a net of TL 24.1 and 20.0 billion worth of bonds in 2020 and 2021, respectively.

The average maturity of cash borrowing was 71 months in 2017, 59 months in 2018, 30 months in 2019, 34 months in 2020 and 54 months in 2021. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 11.4% ,17.5%, 18.3%,10.5% and 17.5% in 2017, 2018, 2019,2020 and 2021 respectively. The Treasury aims to increase maturity of borrowings in the upcoming years, while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

Treasury Auctions

The following tables show the domestic debt securities auctioned in years 2017-2021:

Table 62

Auctions for zero coupon treasury notes in 2017:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month T. Bill (329 days)	17.01.2017	18.01.2017	13.12.2017	9.87	10.92	10.98	880,349	928,343	844,942
14 Month G. Bond (434 days)	7.02.2017	8.02.2017	18.04.2018	13.69	11.48	11.36	1,235,947	1,099,714	967,298
12 Month G. Bond (364 days)	21.03.2017	22.03.2017	18.04.2018	12.62	11.72	11.67	1,444,997	966,171	857,911
7 Month T. Bill (203 days) (r-o)	23.05.2017	24.05.2017	13.12.2017	6.34	11.37	11.65	647,227	704,954	662,918
14 Month G. Bond (420 days)	12.06.2017	14.06.2017	8.08.2018	13.08	11.34	11.25	1,337,704	1,567,943	1,386,518
13 Month G. Bond (385 days) (r-o)	17.07.2017	19.07.2017	8.08.2018	12.27	11.60	11.56	1,194,959	1,327,002	1,181,963
11 Month T. Bill (322 days) (r-o)	19.09.2017	20.09.2017	8.08.2018	10.39	11.75	11.83	1,705,789	1,075,483	974,238
12 Month G. Bond (364 days)	23.10.2017	25.10.2017	24.10.2018	12.40	12.40	12.40	219,465	1,204,735	1,071,792
2017 Total							8,666,437	8,874,345	7,947,581

Source: Ministry of Treasury and Finance

Table 63

Auctions for zero coupon treasury notes in 2018:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
12 Month G. Bond (364 days)	16.01.2018	17.01.2018	16.01.2019	13.53	13.53	13.53	639,000	1,021,975	900,187
10 Month T. Bill (301 days) (r-o)	12.02.2018	14.02.2018	12.12.2018	10.95	13.25	13.39	463,051	1,075,557	969,368
12 Month G. Bond (364 days)	12.06.2018	13.06.2018	12.06.2019	19.00	19.00	19.00	1,179,549	2,190,977	1,841,167
11 Month T. Bill (336 days) (r-o)	9.07.2018	11.07.2018	12.06.2019	17.41	18.86	18.99	1,227,520	4,159,249	3,542,430
10 Month T. Bill (308 days) (r-o)	6.08.2018	8.08.2018	12.06.2019	16.37	19.34	19.62	775,263	2,272,376	1,952,744
3 Month T. Bill (91 days)	13.08.2018	15.08.2018	14.11.2018	5.58	22.34	24.28	1,090,116	1,578,407	1,494,926
12 Month G. Bond (364 days)	18.09.2018	19.09.2018	18.09.2019	25.05	25.05	25.05	1,231,302	2,759,360	2,206,605
13 Month G. Bond (392 days)	12.11.2018	14.11.2018	11.12.2019	21.40	19.87	19.73	1,257,550	1,193,020	982,750
2018 Total							7,863,352	16,250,922	13,890,177

Source: Ministry of Treasury and Finance

Table 64

Auctions for zero coupon treasury notes in 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
12 Month G. Bond (364 days)	15.01.2019	16.01.2019	15.01.2020	18.98	18.98	18.98	502,999	2,193,336	1,843,369
11 Month T. Bill (336 days) (r-o)	12.02.2019	13.02.2019	15.01.2020	17.66	19.13	19.26	753,021	2,953,459	2,510,263
9 Month T. Bill (266 days) (r-o)	19.03.2019	20.03.2019	11.12.2019	14.23	19.47	19.97	1,793,961	3,152,618	2,759,837
12 Month G. Bond (364 days)	13.05.2019	15.05.2019	13.05.2020	26.12	26.12	26.12	4,750,439	9,133,291	7,241,962
12 Month G. Bond (364 days)	10.06.2019	12.06.2019	10.06.2020	24.45	24.45	24.45	3,484,482	7,095,979	5,701,702
6 Month T. Bill (175 days) (r-o)	18.06.2019	19.06.2019	11.12.2019	10.68	22.21	23.49	2,150,572	2,369,299	2,140,732
14 Month G. Bond (434 days)	8.07.2019	10.07.2019	16.09.2020	25.02	20.99	20.60	6,792,943	12,734,009	10,185,406
3 Month T. Bill (91 days)	9.07.2019	10.07.2019	9.10.2019	5.15	20.60	22.25	1,666,887	2,196,861	2,089,238
13 Month G. Bond (392 days) (r-o)	19.08.2019	21.08.2019	16.09.2020	16.57	15.38	15.30	1,990,493	4,012,561	3,442,332
13 Month G. Bond (385 days)	17.09.2019	18.09.2019	7.10.2020	16.12	15.28	15.18	2,743,996	3,786,073	3,260,458

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
3 Month T. Bill (91 days)	21.10.2019	23.10.2019	22.01.2020	3.33	13.32	14.00	487,226	1,408,634	1,363,234
12 Month T. Bill (350 days) (r-o)	22.10.2019	23.10.2019	7.10.2020	13.60	14.14	14.18	1,977,001	2,802,164	2,466,686
11 Month T. Bill (329 days) (r-o)	12.11.2019	13.11.2019	7.10.2020	11.01	12.18	12.25	3,721,370	5,942,002	5,352,729
6 Month T. Bill (182 days) (r-o)	10.12.2019	11.12.2019	10.06.2020	5.51	11.02	11.32	1,834,046	3,998,579	3,789,739
2019 Total							34,649,435	63,778,865	54,147,688

Source: Ministry of Treasury and Finance

Table 65

Auctions for zero coupon treasury notes in 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
15 Month G. Bond (455 days)	14.01.2020	15.01.2020	14.04.2021	13.23	10.59	10.45	7,255,021	7,433,856	6,565,118
3 Month T. Bill (91 days)	21.01.2020	22.01.2020	22.04.2020	2.32	9.26	9.59	3,858,754	2,045,063	1,998,765
14 Month G. Bond (434 days) (r-o)	4.02.2020	5.02.2020	14.04.2021	12.26	10.28	10.18	4,837,685	4,900,561	4,365,429
15 Month G. Bond (455 days)	10.03.2020	11.03.2020	9.06.2021	14.12	11.30	11.14	3,891,375	5,581,747	4,891,167
14 Month G. Bond (427 days) (r-o)	6.04.2020	8.04.2020	9.06.2021	14.21	12.11	11.99	5,598,290	8,682,274	7,602,294
5 Month T. Bill (161 days) (r-o)	27.04.2020	29.04.2020	7.10.2020	3.37	7.63	7.79	5,037,094	6,782,192	6,560,899
13 Month G. Bond (399 days) (r-o)	4.05.2020	6.05.2020	9.06.2021	9.12	8.32	8.29	9,780,652	10,949,292	10,034,244
7 Month T. Bill (196 days)	22.05.2020	27.05.2020	9.12.2020	4.25	7.89	8.03	1,790,415	1,916,078	1,838,013
12 Month G. Bond (364 days) (r-o)	9.06.2020	10.06.2020	9.06.2021	8.45	8.45	8.45	2,081,744	2,117,994	1,952,900
6 Month T. Bill (175 days) (r-o)	16.06.2020	17.06.2020	9.12.2020	3.87	8.04	8.21	3,080,920	2,576,021	2,480,092
13 Month G. Bond (392 days)	21.07.2020	22.07.2020	18.08.2021	10.30	9.57	9.53	2,039,745	1,705,010	1,545,779
2020 Total							49,251,694	54,690,088	49,834,701

Source: Ministry of Treasury and Finance

Table 66

Auctions for zero coupon treasury notes in 2021:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
15 Month G. Bond (448 days)	19.01.2021	20.01.2021	13.04.2022	19.39	15.76	15.49	1,893,033	1,949,505	1,632,864
14 Month G. Bond (413 days) (r-o)	23.02.2021	24.02.2021	13.04.2022	17.81	15.70	15.54	936,591	587,527	498,704
14 Month G. Bond (406 days)	4.05.2021	5.05.2021	15.06.2022	20.46	18.34	18.16	1,777,476	1,013,159	841,085
12 Month G. Bond (371 days) (r-o)	8.06.2021	9.06.2021	15.06.2022	19.09	18.73	18.70	1,614,438	1,000,257	839,883
11 Month T. Bill (322 days) (r-o)	27.07.2021	28.07.2021	15.06.2022	16.68	18.85	19.05	1,723,153	1,602,410	1,373,394
9 Month T. Bill (266 days) (r-o)	21.09.2021	22.09.2021	15.06.2022	13.24	18.11	18.54	3,688,608	6,278,611	5,544,644
8 Month T. Bill (238 days) (r-o)	19.10.2021	20.10.2021	15.06.2022	11.79	18.03	18.58	2,393,246	3,355,328	3,001,474
13 Month G. Bond (392 days)	8.11.2021	10.11.2021	7.12.2022	18.85	17.50	17.39	2,625,027	5,001,241	4,208,041
2021 Total							16,651,573	20,788,038	17,940,089

Source: Ministry of Treasury and Finance

Table 67

Fixed Coupon TL Denominated Treasury Auctions in 2017

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (553 days) (r-o)	2.01.2017	4.01.2017	11.07.2018	5.32	10.65	10.93	4,266,726	2,734,366	2,775,710
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	3.01.2017	4.01.2017	22.09.2021	5.62	11.25	11.56	1,086,828	2,652,494	2,522,282
10 Year Semi-Annual Coupon G. Bond (3325 days) (r-o)	3.01.2017	4.01.2017	11.02.2026	5.68	11.35	11.67	1,849,130	2,521,860	2,512,905
10 Year Semi-Annual Coupon G. Bond (3283 days) (r-o)	14.02.2017	15.02.2017	11.02.2026	5.29	10.58	10.86	3,538,237	2,338,256	2,460,341
5 Year Semi-Annual Coupon G. Bond (1673 days) (r-o)	21.02.2017	22.02.2017	22.09.2021	5.36	10.72	11.01	1,938,593	2,007,047	1,972,664
5 Year Semi-Annual Coupon G. Bond (1820 days)	6.03.2017	8.03.2017	2.03.2022	5.59	11.18	11.49	2,704,617	4,630,790	4,599,256
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	7.03.2017	8.03.2017	11.07.2018	5.57	11.13	11.44	3,136,075	2,742,793	2,697,540
10 Year Semi-Annual Coupon G. Bond (3640 days)	7.03.2017	8.03.2017	24.02.2027	5.50	11.01	11.31	4,701,097	5,632,647	5,630,517
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	4.04.2017	5.04.2017	24.02.2027	5.32	10.65	10.93	2,647,802	2,099,098	2,160,852
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	25.04.2017	26.04.2017	2.03.2022	5.31	10.62	10.90	1,340,579	1,645,815	1,692,966
2 Year Semi-Annual Coupon G. Bond (728 days)	16.05.2017	17.05.2017	15.05.2019	5.55	11.09	11.40	1,772,840	2,370,803	2,371,159
5 Year Semi-Annual Coupon G. Bond (1750 days) (r-o)	16.05.2017	17.05.2017	2.03.2022	5.34	10.67	10.96	1,449,831	2,395,429	2,473,998
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	12.06.2017	14.06.2017	2.03.2022	5.20	10.40	10.67	4,488,850	4,412,222	4,638,383
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	13.06.2017	14.06.2017	15.05.2019	5.41	10.82	11.11	1,997,302	2,503,298	2,535,997
10 Year Semi-Annual Coupon G. Bond (3542 days) (r-o)	13.06.2017	14.06.2017	24.02.2027	5.13	10.25	10.52	2,809,623	3,486,210	3,746,101
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	11.07.2017	12.07.2017	15.05.2019	5.65	11.30	11.62	3,885,304	3,653,284	3,702,342
5 Year Semi-Annual Coupon G. Bond (1687 days) (r-o)	18.07.2017	19.07.2017	2.03.2022	5.25	10.50	10.77	3,973,851	3,751,948	3,969,559
10 Year Semi-Annual Coupon G. Bond (3507 days) (r-o)	18.07.2017	19.07.2017	24.02.2027	5.17	10.35	10.62	6,129,054	4,890,456	5,276,989
5 Year Semi-Annual Coupon G. Bond (1820 days)	21.08.2017	23.08.2017	17.08.2022	5.33	10.65	10.94	3,225,237	3,479,736	3,485,818
2 Year Semi-Annual Coupon G. Bond (630 days) (r-o)	22.08.2017	23.08.2017	15.05.2019	5.69	11.39	11.71	1,899,889	1,825,127	1,870,883
10 Year Semi-Annual Coupon G. Bond (3640 days)	22.08.2017	23.08.2017	11.08.2027	5.19	10.39	10.66	2,272,212	2,617,572	2,635,452
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.09.2017	13.09.2017	17.08.2022	5.32	10.64	10.93	5,290,351	4,635,421	4,673,391
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	19.09.2017	20.09.2017	11.08.2027	5.28	10.56	10.84	2,427,531	3,070,984	3,084,502
2 Year Semi-Annual Coupon G. Bond (595 days) (r-o)	26.09.2017	27.09.2017	15.05.2019	5.79	11.57	11.91	2,885,558	1,106,276	1,143,202

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Coupon G. Bond (1757 days) (r-o)	23.10.2017	25.10.2017	17.08.2022	5.79	11.58	11.92	2,905,311	4,312,119	4,252,566
2 Year Semi-Annual Coupon G. Bond (567 days) (r-o)	24.10.2017	25.10.2017	15.05.2019	6.06	12.11	12.48	2,107,838	2,172,111	2,248,003
10 Year Semi-Annual Coupon G. Bond (3577 days) (r-o)	24.10.2017	25.10.2017	11.08.2027	5.67	11.34	11.66	4,515,589	5,222,980	5,059,701
2 Year Semi-Annual Coupon G. Bond (728 days)	14.11.2017	15.11.2017	13.11.2019	6.65	13.31	13.75	1,348,782	1,296,289	1,289,442
10 Year Semi-Annual Coupon G. Bond (3556 days) (r-o)	14.11.2017	15.11.2017	11.08.2027	5.99	11.98	12.33	1,701,392	1,935,243	1,819,536
5 Year Semi-Annual Coupon G. Bond (1729 days) (r-o)	21.11.2017	22.11.2017	17.08.2022	6.69	13.38	13.82	1,584,334	1,665,539	1,556,246
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	12.12.2017	13.12.2017	13.11.2019	6.47	12.95	13.37	456,576	1,033,290	1,044,244
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	12.12.2017	13.12.2017	17.08.2022	6.21	12.42	12.81	2,273,248	1,757,163	1,708,964
2017 Total							88,610,188	92,598,667	93,611,513

Source: Ministry of Treasury and Finance

Table 68

Fixed Coupon TL Denominated Treasury Auctions in 2018

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	9.01.2018	10.01.2018	13.11.2019	6.51	13.02	13.44	1,978,166	1,839,611	1,875,023
5 Year Semi-Annual Coupon G. Bond (1820 days)	22.01.2018	24.01.2018	18.01.2023	6.12	12.24	12.61	1,868,888	2,404,204	2,400,671
10 Year Semi-Annual Coupon G. Bond (3486 days) (r-o)	23.01.2018	24.01.2018	11.08.2027	5.92	11.84	12.19	1,636,565	2,014,863	1,951,901
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.02.2018	14.02.2018	18.01.2023	6.05	12.11	12.47	3,822,762	4,914,463	4,964,786
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.02.2018	14.02.2018	13.11.2019	6.51	13.02	13.44	2,060,241	2,056,070	2,121,226
10 Year Semi-Annual Coupon G. Bond (3465 days) (r-o)	13.02.2018	14.02.2018	11.08.2027	5.89	11.79	12.13	1,958,868	4,207,566	4,114,872
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	13.03.2018	14.03.2018	18.01.2023	6.44	12.88	13.30	2,512,746	2,855,914	2,833,038
2 Year Semi-Annual Coupon G. Bond (602 days) (r-o)	20.03.2018	21.03.2018	13.11.2019	6.76	13.53	13.98	1,933,436	1,876,451	1,945,861
10 Year Semi-Annual Coupon G. Bond (3640 days)	20.03.2018	21.03.2018	8.03.2028	6.22	12.45	12.83	3,303,339	2,049,310	2,043,879
10 Year Semi-Annual Coupon G. Bond (3619 days) (r-o)	10.04.2018	11.04.2018	8.03.2028	6.40	12.80	13.21	1,628,844	1,998,975	1,968,754
5 Year Semi-Annual Coupon G. Bond (1736 days) (r-o)	17.04.2018	18.04.2018	18.01.2023	6.58	13.17	13.60	3,046,465	2,574,335	2,559,375
2 Year Semi-Annual Coupon G. Bond (546 days) (r-o)	15.05.2018	16.05.2018	13.11.2019	7.99	15.97	16.61	692,625	1,579,546	1,519,000
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	15.05.2018	16.05.2018	18.01.2023	7.69	15.37	15.96	857,971	1,775,157	1,657,444
5 Year Semi-Annual Coupon G. Bond (1820 days)	18.06.2018	20.06.2018	14.06.2023	8.28	16.56	17.24	1,579,787	3,330,590	3,290,955
2 Year Semi-Annual Coupon G. Bond (511 days) (r-o)	19.06.2018	20.06.2018	13.11.2019	9.25	18.49	19.35	1,767,811	3,377,058	3,197,261
10 Year Semi-Annual Coupon G. Bond (3549 days) (r-o)	19.06.2018	20.06.2018	8.03.2028	8.14	16.28	16.94	1,436,432	3,045,565	2,570,028
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	9.07.2018	11.07.2018	14.06.2023	8.66	17.13	18.08	3,860,336	5,035,566	4,897,486
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	10.07.2018	11.07.2018	13.11.2019	9.67	19.34	20.28	2,460,785	3,777,678	3,578,139
10 Year Semi-Annual Coupon G. Bond (3528 days) (r-o)	10.07.2018	11.07.2018	8.03.2028	8.44	16.89	17.60	1,614,219	3,493,380	2,889,198
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	7.08.2018	8.08.2018	14.06.2023	10.50	21.00	22.10	1,187,895	2,293,617	2,015,926
2 Year Semi-Annual Coupon G. Bond (728 days)	13.08.2018	15.08.2018	12.08.2020	11.76	23.51	24.89	902,686	1,735,243	1,721,707
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	11.09.2018	12.09.2018	12.08.2020	11.85	23.71	25.11	2,491,374	3,320,374	3,341,595
2 Year Semi-Annual Coupon G. Bond (658 days) (r-o)	23.10.2018	24.10.2018	12.08.2020	12.24	24.49	25.98	1,381,732	1,818,898	1,858,842
5 Year Semi-Annual Coupon G. Bond (1820 days)	23.10.2018	24.10.2018	18.10.2023	10.19	20.38	21.42	819,742	1,723,005	1,708,309
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.11.2018	14.11.2018	18.10.2023	8.47	16.95	17.67	2,027,152	878,370	978,407
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.11.2018	14.11.2018	12.08.2020	8.99	17.98	18.79	1,750,930	1,008,112	1,138,056
2 Year Semi-Annual Coupon G. Bond (609 days) (r-o)	11.12.2018	12.12.2018	12.08.2020	8.91	17.82	18.62	1,656,691	2,460,593	2,820,456
2018 Total							52,238,490	69,444,515	67,962,199

Source: Ministry of Treasury and Finance

Table 69

Fixed Coupon TL Denominated Treasury Auctions in 2019

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (567 days) (r-o)	22.01.2019	23.01.2019	12.08.2020	8.66	17.32	18.06	2,325,474	1,219,688	1,434,438
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	19.02.2019	20.02.2019	12.08.2020	8.79	17.57	18.34	2,910,555	4,924,543	5,281,235
2 Year Semi Annual Coupon G. Bond (504 days) (r-o)	26.03.2019	27.03.2019	12.08.2020	9.27	18.53	19.39	1,140,522	3,089,967	3,331,356
2 Year Semi Annual Coupon G. Bond (728 days)	22.04.2019	24.04.2019	21.04.2021	10.54	21.07	22.18	2,464,429	3,225,190	3,216,445
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	14.05.2019	15.05.2019	21.04.2021	11.94	23.88	25.31	2,455,340	4,670,568	4,517,185
2 Year Semi Annual Coupon G. Bond (679 days) (r-o)	11.06.2019	12.06.2019	21.04.2021	10.83	21.66	22.83	2,146,320	3,585,789	3,643,013
2 Year Semi Annual Coupon G. Bond (651 days) (r-o)	9.07.2019	10.07.2019	21.04.2021	9.25	18.50	19.35	3,967,199	5,633,193	6,074,445
2 Year Semi Annual Coupon G. Bond (581 days) (r-o)	16.09.2019	18.09.2019	21.04.2021	7.44	14.89	15.44	5,568,165	2,813,435	3,282,036
2 Year Semi Annual Coupon G. Bond (728 days)	21.10.2019	23.10.2019	20.10.2021	6.99	13.98	14.47	2,468,006	3,693,706	3,682,144
5 Year Semi Annual Coupon G. Bond (1722 days) (r-o)	5.11.2019	6.11.2019	24.07.2024	6.11	12.22	12.59	3,021,665	2,575,400	2,345,745
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	11.11.2019	13.11.2019	20.10.2021	5.96	11.92	12.27	3,883,319	5,236,470	5,443,525
6 Year Semi Annual Coupon G. Bond (2282 days) (r-o)	12.11.2019	13.11.2019	11.02.2026	6.09	12.17	12.54	2,711,985	1,663,129	1,590,814
2 Year Semi Annual Coupon G. Bond (672 days) (r-o)	17.12.2019	18.12.2019	20.10.2021	5.77	11.55	11.88	3,875,929	4,461,652	4,717,306
2019 Total							38,938,908	46,792,731	48,559,688

Source: Ministry of Treasury and Finance

Table 70

Fixed Coupon TL Denominated Treasury Auctions in 2020

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	27.01.2020	29.01.2020	20.10.2021	4.93	9.85	10.09	3,798,563	3,233,449	3,550,938
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	24.02.2020	26.02.2020	20.10.2021	5.75	11.51	11.84	3,750,578	3,015,632	3,259,901
2 Year Semi Annual Coupon G. Bond (574 days) (r-o)	23.03.2020	25.03.2020	20.10.2021	5.33	10.65	10.94	2,541,216	4,359,915	4,807,768
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	28.04.2020	29.04.2020	20.10.2021	4.39	8.77	8.97	3,485,330	3,158,808	3,383,117
2 Year Semi Annual Coupon G. Bond (728 days)	5.05.2020	6.05.2020	4.05.2022	4.72	9.43	9.65	7,914,432	7,366,080	7,309,273
2 Year Semi Annual Coupon G. Bond (497 days) (r-o)	11.05.2020	13.05.2020	22.09.2021	4.36	8.71	8.90	2,214,196	2,517,957	2,564,185
2 Year Semi Annual Coupon G. Bond (693 days) (r-o)	8.06.2020	10.06.2020	4.05.2022	4.51	9.02	9.22	3,698,730	3,197,140	3,223,414
3 Year Semi Annual Coupon G. Bond (938 days) (r-o)	23.06.2020	24.06.2020	18.01.2023	4.74	9.48	9.70	3,774,406	3,182,995	3,540,608
2 Year Semi Annual Coupon G. Bond (665 days) (r-o)	6.07.2020	8.07.2020	4.05.2022	4.75	9.50	9.72	3,935,028	3,332,221	3,356,181
3 Year Semi Annual Coupon G. Bond (910 days) (r-o)	20.07.2020	22.07.2020	18.01.2023	5.24	10.49	10.76	2,681,975	1,921,525	1,992,200
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	11.08.2020	12.08.2020	4.05.2022	6.79	13.57	14.03	2,256,145	2,925,217	2,794,726
4 Year Semi Annual Coupon G. Bond (1428 days) (r-o)	24.08.2020	26.08.2020	24.07.2024	6.81	13.61	14.07	1,941,518	4,220,572	3,672,189
2 Year Semi Annual Coupon G. Bond (595 days) (r-o)	15.09.2020	16.09.2020	4.05.2022	6.44	12.88	13.29	3,403,167	1,453,678	1,420,342
5 Year Semi Annual Coupon G. Bond (1967 days) (r-o)	22.09.2020	23.09.2020	11.02.2026	6.69	13.37	13.82	2,993,318	2,766,314	2,505,315
5 Year Semi Annual Coupon G. Bond (1820 days)	6.10.2020	7.10.2020	1.10.2025	6.29	12.59	12.98	2,709,157	3,748,160	3,749,732
2 Year Semi Annual Coupon G. Bond (560 days) (r-o)	20.10.2020	21.10.2020	4.05.2022	6.73	13.45	13.90	2,717,415	2,334,717	2,291,245
2 Year Semi Annual Coupon G. Bond (728 days)	10.11.2020	11.11.2020	9.11.2022	7.10	14.20	14.70	2,038,551	1,848,160	1,838,881
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	10.11.2020	11.11.2020	1.10.2025	6.63	13.27	13.71	2,028,926	1,615,936	1,596,900
10 Year Semi Annual Coupon G. Bond (3640 days)	24.11.2020	25.11.2020	13.11.2030	5.98	11.96	12.32	3,388,248	3,688,447	3,633,421
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	7.12.2020	9.12.2020	9.11.2022	6.96	13.92	14.40	1,324,013	1,599,993	1,616,168
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	7.12.2020	9.12.2020	1.10.2025	6.60	13.21	13.64	1,411,960	2,139,844	2,140,124
10 Year Semi Annual Coupon G. Bond (3626 days) (r-o)	8.12.2020	9.12.2020	13.11.2030	6.39	12.78	13.19	2,579,308	3,506,049	3,311,220
2020 Total							66,586,179	67,132,808	67,557,848

Source: Ministry of Treasury and Finance

Table 71

Fixed Coupon TL Denominated Treasury Auctions in 2021

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (672 days) (r-o)	4.01.2021	6.01.2021	9.11.2022	7.26	14.51	15.04	4,740,332	4,104,583	4,150,634
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	4.01.2021	6.01.2021	1.10.2025	6.50	13.00	13.42	4,950,821	4,979,707	5,065,357
10 Year Semi Annual Coupon G. Bond (3598 days) (r-o)	5.01.2021	6.01.2021	13.11.2030	6.39	12.78	13.19	5,794,743	7,094,525	6,765,709
10 Year Semi Annual Coupon G. Bond (3556 days) (r-o)	15.02.2021	17.02.2021	13.11.2030	6.32	12.64	13.04	6,018,185	5,221,153	5,087,657
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	16.02.2021	17.02.2021	9.11.2022	7.23	14.47	14.99	2,141,344	1,692,947	1,741,009
5 Year Semi Annual Coupon G. Bond (1687 days) (r-o)	16.02.2021	17.02.2021	1.10.2025	6.54	13.07	13.50	3,418,302	3,551,961	3,656,893
10 Year Semi Annual Coupon G. Bond (3528 days) (r-o)	15.03.2021	17.03.2021	13.11.2030	6.91	13.82	14.29	2,759,504	2,943,248	2,720,415
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	16.03.2021	17.03.2021	9.11.2022	7.94	15.87	16.50	2,561,514	2,022,283	2,062,364
5 Year Semi Annual Coupon G. Bond (1659 days) (r-o)	16.03.2021	17.03.2021	1.10.2025	7.51	15.01	15.57	3,614,731	3,130,745	3,061,580
5 Year Semi Annual Coupon G. Bond (791 days) (r-o)	12.04.2021	14.04.2021	14.06.2023	9.09	18.19	19.02	3,464,621	4,925,353	5,012,583
2 Year Semi Annual Coupon G. Bond (567 days) (r-o)	19.04.2021	21.04.2021	9.11.2022	8.62	17.24	17.98	2,863,489	2,136,368	2,173,178
5 Year Semi Annual Coupon G. Bond (1624 days) (r-o)	20.04.2021	21.04.2021	1.10.2025	8.91	17.83	18.62	2,962,462	8,743,308	7,417,114
2 Year Semi Annual Coupon G. Bond (623 days) (r-o)	3.05.2021	5.05.2021	18.01.2023	8.68	17.36	18.11	2,911,957	1,402,246	1,347,405
5 Year Semi Annual Coupon G. Bond (1589 days) (r-o)	24.05.2021	26.05.2021	1.10.2025	9.04	18.09	18.90	2,949,713	4,219,988	3,610,282
2 Year Semi Annual Coupon G. Bond (532 days) (r-o)	25.05.2021	26.05.2021	9.11.2022	8.90	17.8	18.59	897,486	715,542	684,637
5 Year Semi Annual Coupon G. Bond (1575 days) (r-o)	7.06.2021	9.06.2021	1.10.2025	9.26	18.52	19.38	4,972,914	7,612,936	6,470,629
2 Year Semi Annual Coupon G. Bond (721 days) (r-o)	22.06.2021	23.06.2021	14.06.2023	8.93	17.87	18.66	2,324,614	3,471,689	3,388,961
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	12.07.2021	14.07.2021	14.06.2023	9.04	18.08	18.90	3,718,119	4,285,686	4,210,995
10 Year Semi Annual Coupon G. Bond (3395 days) (r-o)	26.07.2021	28.07.2021	13.11.2030	8.48	16.96	17.68	3,586,206	6,739,619	5,238,976
5 Year Semi Annual Coupon G. Bond (791 days) (r-o)	16.08.2021	18.08.2021	18.10.2023	9.00	18.00	18.81	5,373,931	5,612,362	6,180,602
10 Year Semi Annual Coupon G. Bond (3374 days) (r-o)	17.08.2021	18.08.2021	13.11.2030	8.39	16.78	17.48	2,749,315	2,614,685	2,069,859
5 Year Semi Annual Coupon G. Bond (1820 days)	7.09.2021	8.09.2021	2.09.2026	8.48	16.96	17.67	4,386,650	6,604,159	6,592,062
2 Year Semi Annual Coupon G. Bond (728 days)	20.09.2021	22.09.2021	20.09.2023	8.67	17.34	18.09	2,366,920	3,581,034	3,573,053
5 Year Semi Annual Coupon G. Bond (1792 days) (r-o)	5.10.2021	6.10.2021	2.09.2026	9.06	18.12	18.94	4,713,011	4,716,906	4,593,273
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	18.10.2021	20.10.2021	20.09.2023	9.06	18.11	18.93	2,167,073	7,006,238	6,995,655
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	9.11.2021	10.11.2021	2.09.2026	9.29	18.58	19.44	4,157,843	4,221,632	4,121,545
2 Year Semi Annual Coupon G. Bond (665 days) (r-o)	23.11.2021	24.11.2021	20.09.2023	9.90	19.79	20.77	2,152,083	1,634,509	1,619,276
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	7.12.2021	8.12.2021	2.09.2026	10.77	21.54	22.70	1,166,795	1,413,522	1,282,334
2 Year Semi Annual Coupon G. Bond (644 days) (r-o)	13.12.2021	15.12.2021	20.09.2023	10.17	20.33	21.36	1,306,481	2,034,767	2,022,536
2021 Total							97,191,159	118,433,701	112,916,573

Source: Ministry of Treasury and Finance

Table 72

Floating Rate Note Auctions of 2017

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (1932 days) (r-o)	2.01.2017	4.01.2017	20.04.2022	4.87	9.74	9.97	2,195,188	1,655,643	1,614,449
7 Year FRN G. Bond (1862 days) (r-o)	14.03.2017	15.03.2017	20.04.2022	4.95	9.89	10.14	1,523,531	1,714,942	1,693,042
7 Year FRN G. Bond (2548 days)	13.06.2017	14.06.2017	5.06.2024	5.73	11.45	11.78	2,156,996	1,623,289	1,587,009
7 Year FRN G. Bond (2513 days) (r-o)	17.07.2017	19.07.2017	5.06.2024	5.82	11.65	11.99	1,898,870	1,361,770	1,333,405
7 Year FRN G. Bond (2485 days) (r-o)	15.08.2017	16.08.2017	5.06.2024	5.86	11.72	12.06	1,820,556	1,188,353	1,169,921
7 Year FRN G. Bond (2415 days) (r-o)	24.10.2017	25.10.2017	5.06.2024	5.97	11.94	12.30	2,453,051	2,311,080	2,303,406
2017 Total							12,048,192	9,855,077	9,701,232

Source: Ministry of Treasury and Finance

Table 73

Floating Rate Note Auctions of 2018

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 Year FRN G. Bond (2324 days) (r-o)	22.01.2018	24.01.2018	5.06.2024	6.18	12.36	12.74	1,595,401	1,478,292	1,444,973
6 Year FRN G. Bond (2296 days) (r-o)	20.02.2018	21.02.2018	5.06.2024	6.22	12.45	12.83	1,582,799	2,376,468	2,336,018
6 Year FRN G. Bond (2177 days) (r-o)	19.06.2018	20.06.2018	5.06.2024	7.86	15.71	16.33	934,259	2,399,651	2,222,916
7 Year FRN G. Bond (2548 days)	10.07.2018	11.07.2018	2.07.2025	8.71	17.41	18.17	1,585,487	2,832,823	2,611,803
7 Year FRN G. Bond (2548 days)	14.08.2018	15.08.2018	6.08.2025	10.13	20.27	21.30	1,346,386	1,998,043	1,854,182
7 Year FRN G. Bond (2422 days) (r-o)	18.12.2018	19.12.2018	6.08.2025	9.74	19.49	20.44	1,288,530	1,479,099	1,507,422
2018 Total							8,332,862	12,564,376	11,977,314

Source: Ministry of Treasury and Finance

Table 74

Floating Rate Note Auctions of 2019

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 FRN G. Bond (2359 days) (r-o)	18.02.2019	20.02.2019	6.08.2025	9.12	18.24	19.07	1,097,270	2,596,895	2,564,717
6 FRN G. Bond (2324 days) (r-o)	26.03.2019	27.03.2019	6.08.2025	9.44	18.89	19.78	681,421	1,486,020	1,458,067
6 FRN G. Bond (2275 days) (r-o)	14.05.2019	15.05.2019	6.08.2025	10.17	20.34	21.38	1,638,317	3,202,720	3,062,927
6 FRN G. Bond (2247 days) (r-o)	11.06.2019	12.06.2019	6.08.2025	9.95	19.90	20.89	1,020,010	2,118,461	2,086,832
6 FRN G. Bond (2219 days) (r-o)	9.07.2019	10.07.2019	6.08.2025	9.68	19.36	20.30	2,325,948	2,973,717	3,025,464
6 FRN G. Bond (2177 days) (r-o)	19.08.2019	21.08.2019	6.08.2025	10.88	21.77	22.95	1,766,622	1,235,228	1,234,930
6 FRN G. Bond (2149 days) (r-o)	17.09.2019	18.09.2019	6.08.2025	10.74	21.47	22.63	574,718	994,418	1,019,638
7 FRN G. Bond (2548 days)	12.11.2019	13.11.2019	4.11.2026	7.22	14.44	14.96	2,057,012	3,009,145	2,990,910
7 FRN G. Bond (2520 days) (r-o)	10.12.2019	11.12.2019	4.11.2026	7.25	14.50	15.03	1,508,978	1,971,209	1,975,035
2019 Total							12,670,296	19,587,815	19,418,520

Source: Ministry of Treasury and Finance

Table 75

Floating Rate Note Auctions of 2020

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year Semi Annual Coupon G. Bond (2485 days) (r-o)	14.01.2020	15.01.2020	4.11.2026	7.17	14.34	14.86	3,443,690	3,523,746	3,602,814
7 Year Semi Annual Coupon G. Bond (2457 days) (r-o)	11.02.2020	12.02.2020	4.11.2026	7.19	14.37	14.89	2,557,553	1,472,390	1,519,521
7 Year Semi Annual Coupon G. Bond (2429 days) (r-o)	10.03.2020	11.03.2020	4.11.2026	7.21	14.41	14.93	2,730,325	2,766,489	2,880,941
3 Year Semi Annual Coupon G. Bond (919 days) (r-o)	27.04.2020	29.04.2020	4.11.2022	7.25	14.50	15.03	3,686,333	4,756,009	5,029,062
7 Year Semi Annual Coupon G. Bond (2548 days)	11.05.2020	13.05.2020	5.05.2027	4.90	9.81	10.05	4,597,425	3,683,529	3,626,880
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	9.06.2020	10.06.2020	5.05.2027	4.95	9.90	10.14	3,494,503	4,668,192	4,609,935
7 Year Semi Annual Coupon G. Bond (2492 days) (r-o)	6.07.2020	8.07.2020	5.05.2027	4.96	9.93	10.17	3,526,126	4,802,023	4,771,004
7 Year Semi Annual Coupon G. Bond (2443 days) (r-o)	24.08.2020	26.08.2020	5.05.2027	4.97	9.95	10.20	2,502,065	2,343,840	2,356,657
7 Year Semi Annual Coupon G. Bond (2422 days) (r-o)	14.09.2020	16.09.2020	5.05.2027	4.90	9.79	10.03	3,306,710	2,076,138	2,114,815
7 Year Semi Annual Coupon G. Bond (2387 days) (r-o)	20.10.2020	21.10.2020	5.05.2027	4.88	9.77	10.01	2,640,821	2,435,479	2,506,544
7 Year Semi Annual Coupon G. Bond (2548 days)	24.11.2020	25.11.2020	17.11.2027	6.86	13.72	14.19	2,669,259	2,080,318	2,063,571
2020 Total							35,154,810	34,608,154	35,081,744

Source: Ministry of Treasury and Finance

Table 76

Floating Rate Note Auctions of 2021

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year Semi Annual Coupon G. Bond (2506 days) (r-o)	5.01.2021	6.01.2021	17.11.2027	6.95	13.91	14.39	1,984,605	2,360,028	2,358,164
7 Year Semi Annual Coupon G. Bond (2464 days) (r-o)	15.02.2021	17.02.2021	17.11.2027	7.00	13.99	14.48	1,358,121	1,702,271	1,721,421
7 Year Semi Annual Coupon G. Bond (2436 days) (r-o)	15.03.2021	17.03.2021	17.11.2027	7.09	14.18	14.69	1,410,182	1,329,511	1,347,924
7 Year Semi Annual Coupon G. Bond (2401 days) (r-o)	20.04.2021	21.04.2021	17.11.2027	7.28	14.57	15.10	1,210,740	1,782,052	1,803,010
7 Year Semi Annual Coupon G. Bond (2366 days) (r-o)	25.05.2021	26.05.2021	17.11.2027	8.98	17.95	18.76	1,501,530	1,307,391	1,247,863
7 Year Semi Annual Coupon G. Bond (2352 days) (r-o)	8.06.2021	9.06.2021	17.11.2027	9.10	18.20	19.03	1,511,758	1,106,117	1,052,860
7 Year Semi Annual Coupon G. Bond (2303 days) (r-o)	26.07.2021	28.07.2021	17.11.2027	9.15	18.29	19.13	1,978,485	3,891,763	3,780,307
7 Year Semi Annual Coupon G. Bond (2548 days)	21.09.2021	22.09.2021	13.09.2028	9.40	18.81	19.69	1,846,649	4,820,119	4,675,559
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	19.10.2021	20.10.2021	13.09.2028	9.67	19.33	20.27	1,181,933	2,321,235	2,238,364
7 Year Semi Annual Coupon G. Bond (2485 days) (r-o)	23.11.2021	24.11.2021	13.09.2028	9.86	19.72	20.69	1,792,146	3,006,293	2,910,151
7 Year Semi Annual Coupon G. Bond (2471 days) (r-o)	7.12.2021	8.12.2021	13.09.2028	10.00	20.01	21.01	1,082,303	2,157,670	2,081,979
2021 Total							16,858,453	25,784,449	25,217,604

Source: Ministry of Treasury and Finance

Table 77

CPI Indexed TL Denominated Auctions in 2017

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
10 Year G. Bond (3290 days) (r-o)	10.01.2017	11.01.2017	14.01.2026	1.39	2.78	2.80	2,285,088	1,983,004	2,128,852
10 Year G. Bond (3234 days) (r-o)	6.03.2017	8.03.2017	14.01.2026	1.32	2.64	2.65	1,445,152	2,353,752	2,597,884
5 Year G. Bond (1834 days) (r-o)	12.06.2017	14.06.2017	8.11.2023	1.35	2.71	2.73	992,904	1,278,435	1,770,707
10 Year G. Bond (3640 days)	18.07.2017	19.07.2017	7.07.2027	1.42	2.83	2.85	1,206,178	1,637,068	1,646,972
5 Year G. Bond (1834 days) (r-o)	12.09.2017	13.09.2017	7.07.2027	1.41	2.82	2.84	1,526,053	2,117,148	2,140,669
10 Year G. Bond (3542 days) (r-o)	23.10.2017	25.10.2017	7.07.2027	1.44	2.88	2.90	632,175	2,827,129	2,866,936
2017 Total							8,087,551	12,196,537	13,152,020

Source: Ministry of Treasury and Finance

Table 78

CPI Indexed TL Denominated Auctions in 2018

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3640 days)	23.01.2018	24.01.2018	12.01.2028	1.45	2.9	2.92	984,731	1,488,200	1,487,905
10 Year G. Bond (3619 days) (r-o)	12.02.2018	14.02.2018	12.01.2028	1.47	2.94	2.96	840,830	2,642,955	2,656,011
10 Year G. Bond (3493 days) (r-o)	18.06.2018	20.06.2018	12.01.2028	1.57	3.15	3.17	1,804,294	3,454,250	3,598,430
10 Year G. Bond (3640 days)	9.07.2018	11.07.2018	28.06.2028	1.59	3.18	3.2	2,242,275	4,130,172	4,172,544
10 Year G. Bond (3612 days) (r-o)	7.08.2018	08.08.2018	28.06.2028	1.79	3.57	3.6	1,521,393	2,114,178	2,106,947
5 Year G. Bond (1869 days) (r-o)	25.09.2018	26.09.2018	8.11.2023	1.77	3.55	3.58	2,165,752	1,546,901	2,426,344
2018 Total							9,559,276	15,376,656	16,448,182

Source: Ministry of Treasury and Finance

Table 79

CPI Indexed TL Denominated Auctions in 2019

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 CPI G. Bond (1820 days)	15.01.2019	16.01.2019	10.01.2024	2	3.99	4.03	1,240,028	2,406,491	2,429,065
5 CPI G. Bond (1785 days) (r-o)	19.02.2019	20.02.2019	10.01.2024	1.93	3.86	3.89	3,029,783	4,578,716	4,666,542
5 CPI G. Bond (1757 days) (r-o)	19.03.2019	20.03.2019	10.01.2024	1.94	3.89	3.92	1,092,134	2,573,185	2,626,911
5 CPI G. Bond (1701 days) (r-o)	13.05.2019	15.05.2019	10.01.2024	2.1	4.21	4.25	1,845,038	3,482,907	3,547,965
5 CPI G. Bond (1820 days)	10.06.2019	12.06.2019	5.06.2024	2.05	4.1	4.15	1,151,335	2,195,484	2,195,154
5 CPI G. Bond (1792 days) (r-o)	8.07.2019	10.07.2019	5.06.2024	2.07	4.13	4.17	1,097,305	2,551,983	2,590,797
5 CPI G. Bond (1750 days) (r-o)	20.08.2019	21.08.2019	5.06.2024	1.99	3.99	4.03	2,186,648	2,912,844	3,010,126
5 CPI G. Bond (1722 days) (r-o)	16.09.2019	18.09.2019	5.06.2024	1.98	3.96	4	622,813	904,490	945,825
5 CPI G. Bond (1687 days) (r-o)	22.10.2019	23.10.2019	5.06.2024	1.97	3.93	3.97	752,253	655,732	697,403
5 CPI G. Bond (1820 days)	11.11.2019	13.11.2019	6.11.2024	1.62	3.25	3.27	4,029,245	4,913,017	4,902,262
5 CPI G. Bond (1785 days) (r-o)	17.12.2019	18.12.2019	6.11.2024	1.46	2.92	2.94	1,833,602	2,223,743	2,297,640
2019 Total							18,880,184	29,398,593	29,909,690

Source: Ministry of Treasury and Finance

Table 80

CPI Indexed TL Denominated Auctions in 2020

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi Annual Coupon G. Bond (1820 days)	3.02.2020	5.02.2020	29.01.2025	1.16	2.31	2.32	4,161,342	4,977,941	4,989,383
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	9.03.2020	11.03.2020	29.01.2025	1.20	2.39	2.41	3,337,927	2,852,469	2,885,104
8 Year Semi Annual Coupon G. Bond (3003 days) (r-o)	6.04.2020	8.04.2020	28.06.2028	1.77	3.55	3.58	3,969,531	3,889,887	4,997,650
3 Year Semi Annual Coupon G. Bond (1106 days) (r-o)	21.04.2020	22.04.2020	3.05.2023	0.99	1.99	1.99	13,056,392	6,176,583	12,370,034
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	5.05.2020	6.05.2020	29.01.2025	1.00	1.99	2.00	4,343,144	4,190,063	4,388,836
8 Year Semi Annual Coupon G. Bond (2968 days) (r-o)	12.05.2020	13.05.2020	28.06.2028	1.24	2.48	2.49	3,817,589	2,601,044	3,632,569
5 Year Semi Annual Coupon G. Bond (1820 days)	23.06.2020	24.06.2020	18.06.2025	0.79	1.58	1.58	5,212,944	3,844,481	3,830,300
5 Year Semi Annual Coupon G. Bond (1806 days) (r-o)	7.07.2020	8.07.2020	18.06.2025	0.77	1.55	1.55	4,670,711	5,703,769	5,722,698
5 Year Semi Annual Coupon G. Bond (1771 days) (r-o)	11.08.2020	12.08.2020	18.06.2025	0.95	1.89	1.90	2,210,164	1,390,336	1,394,977
5 Year Semi Annual Coupon G. Bond (1820 days)	3.02.2020	5.02.2020	29.01.2025	1.16	2.31	2.32	4,161,342	4,977,941	4,989,383
2020 Total							44,779,743	35,626,572	44,211,550

Source: Ministry of Treasury and Finance

Table 81

CPI Indexed TL Denominated Auctions in 2021

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 Year Semi Annual Coupon G. Bond (2324 days) (r-o)	23.02.2021	24.02.2021	7.07.2027	1.19	2.39	2.4	8,750,202	5,057,219	8,491,636
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	23.03.2021	24.03.2021	14.01.2026	1.38	2.76	2.78	3,445,915	2,030,267	3,869,505
4 Year Semi Annual Coupon G. Bond (1519 days) (r-o)	19.04.2021	21.04.2021	18.06.2025	1.43	2.86	2.88	3,296,727	2,939,356	3,184,960
4 Year Semi Annual Coupon G. Bond (1505 days) (r-o)	4.05.2021	5.05.2021	18.06.2025	1.49	2.98	3	4,518,008	4,792,943	5,197,998
10 Year Semi Annual Coupon G. Bond (3640 days)	7.06.2021	9.06.2021	28.05.2031	1.59	3.19	3.21	2,849,191	3,519,749	3,463,462
10 Year Semi Annual Coupon G. Bond (3605 days) (r-o)	13.07.2021	14.07.2021	28.05.2031	1.57	3.15	3.17	6,142,738	7,432,370	7,480,069
10 Year Semi Annual Coupon G. Bond (3570 days) (r-o)	17.08.2021	18.08.2021	28.05.2031	1.6	3.2	3.23	7,526,662	8,244,577	8,416,235
10 Year Semi Annual Coupon G. Bond (3549 days) (r-o)	7.09.2021	8.09.2021	28.05.2031	1.63	3.27	3.3	3,942,994	4,772,134	4,915,345
4 Year Semi Annual Coupon G. Bond (1575 days) (r-o)	20.09.2021	22.09.2021	14.01.2026	1.49	2.98	3	4,276,347	2,683,169	5,499,125
4 Year Semi Annual Coupon G. Bond (1561 days) (r-o)	5.10.2021	6.10.2021	14.01.2026	1.51	3.02	3.04	6,249,890	4,133,517	8,529,133
9 Year Semi Annual Coupon G. Bond (3451 days) (r-o)	14.12.2021	15.12.2021	28.05.2031	0.13	0.26	0.26	12,668,918	6,021,104	8,301,586
2021 Total							63,667,591	51,626,405	67,349,054

Source: Ministry of Treasury and Finance

Table 82

TLREF Indexed TL Denominated Auctions in 2020

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Quarterly Coupon G. Bond (728 days)	28.01.2020	29.01.2020	26.01.2022	2.46	9.84	10.21	9,745,881	4,669,637	4,682,715
2 Year Quarterly Coupon G. Bond (700 days) (r-o)	25.02.2020	26.02.2020	26.01.2022	2.50	9.99	10.37	3,563,100	3,041,114	3,064,659
3 Year Quarterly Coupon G. Bond (1183 days)	24.03.2020	25.03.2020	21.06.2023	2.52	10.10	10.49	2,474,935	3,570,832	3,561,092
3 Year Quarterly Coupon G. Bond (1169 days) (r-o)	7.04.2020	8.04.2020	21.06.2023	2.62	10.47	10.89	4,450,136	6,240,272	6,185,173
3 Year Quarterly Coupon G. Bond (1134 days) (r-o)	12.05.2020	13.05.2020	21.06.2023	2.58	10.31	10.71	6,018,106	5,002,196	5,028,348
3 Year Quarterly Coupon G. Bond (1099 days) (r-o)	16.06.2020	17.06.2020	21.06.2023	2.56	10.24	10.64	3,702,398	3,148,729	3,201,823
4 Year Quarterly Coupon G. Bond (1456 days)	21.07.2020	22.07.2020	17.07.2024	2.57	10.28	10.69	3,013,523	2,846,824	2,820,688
4 Year Quarterly Coupon G. Bond (1435 days) (r-o)	10.08.2020	12.08.2020	17.07.2024	2.61	10.45	10.86	3,367,728	3,255,705	3,227,636
4 Year Quarterly Coupon G. Bond (1400 days) (r-o)	15.09.2020	16.09.2020	17.07.2024	2.53	10.11	10.50	3,565,572	1,857,690	1,879,835
4 Year Quarterly Coupon G. Bond (1379 days) (r-o)	6.10.2020	7.10.2020	17.07.2024	2.52	10.07	10.46	6,388,713	3,699,487	3,769,046
2 Year Quarterly Coupon G. Bond (728 days)	28.01.2020	29.01.2020	26.01.2022	2.46	9.84	10.21	9,745,881	4,669,637	4,682,715
2020 Total							46,290,092	37,332,487	37,421,017

Source: Ministry of Treasury and Finance

Table 83

TLREF Indexed TL Denominated Auctions in 2021

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Quarterly Coupon G. Bond (1820 days)	19.01.2021	20.01.2021	14.01.2026	4.28	17.11	18.24	3,956,151	4,520,687	4,503,744
5 Year Quarterly Coupon G. Bond (1785 days) (r-o)	22.02.2021	24.02.2021	14.01.2026	4.31	17.25	18.4	3,478,453	3,210,029	3,235,248
5 Year Quarterly Coupon G. Bond (1757 days) (r-o)	23.03.2021	24.03.2021	14.01.2026	4.43	17.73	18.94	2,359,746	2,913,439	2,930,918
5 Year Quarterly Coupon G. Bond (1736 days) (r-o)	12.04.2021	14.04.2021	14.01.2026	4.43	17.74	18.95	3,718,680	4,529,700	4,601,412
5 Year Quarterly Coupon G. Bond (1911 days)	24.05.2021	26.05.2021	19.08.2026	4.99	19.95	21.5	5,069,727	5,981,395	5,836,701
5 Year Quarterly Coupon G. Bond (1883 days) (r-o)	22.06.2021	23.06.2021	19.08.2026	5.01	20.06	21.62	5,656,311	5,896,428	5,821,714
5 Year Quarterly Coupon G. Bond (1848 days) (r-o)	27.07.2021	28.07.2021	19.08.2026	5.05	20.2	21.78	5,778,979	6,390,898	6,401,808
5 Year Quarterly Coupon G. Bond (1827 days) (r-o)	16.08.2021	18.08.2021	19.08.2026	5.06	20.22	21.81	5,245,107	5,712,995	5,783,906
2 Year Quarterly Coupon G. Bond (819 days)	6.09.2021	8.09.2021	6.12.2023	4.99	19.96	21.51	5,525,618	4,386,634	4,342,852
2 Year Quarterly Coupon G. Bond (791 days) (r-o)	4.10.2021	6.10.2021	6.12.2023	5.04	20.16	21.73	3,737,066	2,799,724	2,804,207
5 Year Quarterly Coupon G. Bond (1911 days)	18.10.2021	20.10.2021	13.01.2027	5.19	20.76	22.44	1,879,142	1,540,358	1,493,575
5 Year Quarterly Coupon G. Bond (1890 days) (r-o)	9.11.2021	10.11.2021	13.01.2027	5.25	21	22.72	1,446,712	710,821	692,099
2021 Total							47,851,691	48,593,108	48,448,184

Source: Ministry of Treasury and Finance

Direct Sales

The following tables show direct sales of domestic debt securities in years 2017-2021:

Table 84

2017 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate—TL	Semiannually couponed	15.02.2017	13.02.2019	2 years	2,023,445
June
Lease Certificate—TL	Semiannually couponed	21.06.2017	19.06.2019	2 years	503,000
August
Lease Certificate—TL	Semiannually couponed	16.08.2017	10.08.2022	5 years	1,183,520
October
Lease Certificate—TL—CPI Indexed	Semiannually couponed	18.10.2017	12.10.2022	5 years	550,000

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 85

2018 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate—TL	Semiannually couponed	14.02.2018	12.02.2020	2 years	1,876,205
June
Lease Certificate—TL—CPI Indexed	Semiannually couponed	13.06.2018	7.06.2023	5 years	436,600
September
Lease Certificate—TL	Semiannually couponed	26.09.2018	23.09.2020	2 years	1,700,000
November
Lease Certificate—TL	Semiannually couponed	21.11.2018	18.11.2020	2 years	3,240,870

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 86

2018 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
December
Lease Certificate—Euro	Semiannually couponed	24.12.2018	21.12.2020	2 years	555,080

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 87

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	13.02.2019	10.02.2021	2 years	1,479,130
Lease Certificate—TL	Semiannually couponed	19.06.2019	16.06.2021	2 years	1,605,960
Lease Certificate—TL	Semiannually couponed	21.08.2019	18.08.2021	2 years	846,500
Lease Certificate—TL—CPI Indexed	Semiannually couponed	6.11.2019	30.10.2024	5 years	1,721,400
Lease Certificate—TL	Semiannually couponed	18.12.2019	15.12.2021	2 years	1,948,180

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 88

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually couponed	8.02.2019	5.02.2021	2 years	835,000
Lease Certificate—Euro	Semiannually couponed	31.05.2019	29.05.2020	1 years	1,001,950

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 89

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	18.01.2019	15.01.2021	2 years	1,040,100
G.Bond—Euro	Semiannually couponed	15.03.2019	13.03.2020	1 years	916,400
G.Bond—Euro	Semiannually couponed	20.12.2019	17.12.2021	2 years	1,250,000

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 90

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	1,873,585
Bond—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	3,965,075
Bond—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	2,999,925
Bond—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	7,331,160

(1)	In grams

Source: Ministry of Treasury and Finance

Table 91

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	24,172,530
Lease Certificate—Gold	Semiannually couponed	21.06.2019	18.06.2021	2 years	7,969,950
Lease Certificate—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	16,877,190
Lease Certificate—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	12,598,690
Lease Certificate—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	3,004,900

(1)	In grams

Source: Ministry of Treasury and Finance

Table 92

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	29.01.2020	26.01.2022	2 years	2,925,980
Lease Certificate—TL	Semiannually couponed	12.02.2020	9.02.2022	2 years	2,204,680
Lease Certificate—TL	Semiannually couponed	25.03.2020	23.03.2022	2 years	600,000
Lease Certificate—TL—CPI Indexed	Semiannually couponed	8.04.2020	2.04.2025	5 years	1,470,000
Lease Certificate—TL	Semiannually couponed	29.04.2020	28.10.2020	6 month	5,705,200
Lease Certificate—TL—CPI Indexed	Semiannually couponed	29.04.2020	25.10.2023	4 years	9,460,100
Lease Certificate—TL	Semiannually couponed	13.05.2020	11.11.2020	6 month	5,353,600
Lease Certificate—TL	Semiannually couponed	13.05.2020	11.05.2022	2 years	6,456,530
Lease Certificate—TL	Semiannually couponed	8.07.2020	6.07.2022	2 years	1,095,920
Lease Certificate—TL	Semiannually couponed	26.08.2020	21.08.2024	4 years	547,500
Lease Certificate—TL—CPI Indexed	Semiannually couponed	23.09.2020	17.09.2025	5 years	816,000
Lease Certificate—TL	Semiannually couponed	9.12.2020	3.12.2025	5 years	519,650

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 93

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Dollar	Semiannually couponed	28.02.2020	25.02.2022	2 years	1,100,000
Lease Certificate—Dollar	Semiannually couponed	29.05.2020	28.05.2021	1 years	666,403
Lease Certificate—Dollar	Semiannually couponed	17.07.2020	16.07.2021	1 years	160,889
Lease Certificate—Dollar	Semiannually couponed	29.07.2020	26.07.2023	3 years	500,000

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 94

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually leased	13.03.2020	12.03.2021	1 years	255.710
Lease Certificate—Euro	Semiannually leased	29.05.2020	28.05.2021	1 years	232.754

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 95

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	13.03.2020	12.03.2021	1 years	1,005,500
G.Bond—Euro	Semiannually couponed	29.05.2020	28.05.2021	1 years	1,410,776

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 96

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Dollar	Semiannually couponed	29.05.2020	28.05.2021	1 years	683.094
G.Bond—Dollar	Semiannually couponed	17.07.2020	16.07.2021	1 years	2.358.962
G.Bond—Dollar	Semiannually couponed	29.07.2020	26.07.2023	3 years	2.500.000
G.Bond—Dollar	Semiannually couponed	14.08.2020	12.08.2022	2 years	3.000.000
G.Bond—Dollar	Semiannually couponed	28.08.2020	25.08.2023	3 years	3.000.000

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 97

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	3.02.2020	31.01.2022	2 years	13,608,615
Bond—Gold	Semiannually couponed	6.03.2020	5.03.2021	1 years	18,081,140
Bond—Gold	Semiannually couponed	17.04.2020	16.04.2021	1 years	8,663,465
Bond—Gold	Semiannually couponed	15.05.2020	14.05.2021	1 years	11,089,275
Bond—Gold	Semiannually couponed	10.07.2020	9.07.2021	1 years	7,061,515
Bond—Gold	Semiannually couponed	9.10.2020	8.10.2021	1 years	4,139,200

(1)	In grams

Source: Ministry of Treasury and Finance

Table 98

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	3.02.2020	31.01.2022	2 years	14,578,740
Lease Certificate—Gold	Semiannually couponed	6.03.2020	5.03.2021	1 years	7,514,240
Lease Certificate—Gold	Semiannually couponed	17.04.2020	16.04.2021	1 years	6,738,140
Lease Certificate—Gold	Semiannually couponed	15.05.2020	14.05.2021	1 years	2,465,610
Lease Certificate—Gold	Semiannually couponed	10.07.2020	9.07.2021	1 years	5,597,870
Lease Certificate—Gold	Semiannually couponed	9.10.2020	8.10.2021	1 years	14,210,590

(1)	In grams

Source: Ministry of Treasury and Finance

Table 92

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	10.02.2021	8.02.2023	2 years	1,468,130
Lease Certificate—TL—CPI Indexed	Semiannually couponed	21.04.2021	15.04.2026	5 years	1,361,000
Lease Certificate—TL—CPI Indexed	Semiannually couponed	9.06.2021	28.05.2031	10 years	951,250
Lease Certificate—TL	Semiannually couponed	14.07.2021	12.07.2023	2 years	1,143,740
Lease Certificate—TL	Semiannually couponed	18.08.2021	16.08.2023	2 years	921,700
Lease Certificate—TL	Semiannually couponed	22.09.2021	16.09.2026	5 years	725,000
Lease Certificate—TL	Semiannually couponed	20.10.2021	18.10.2023	2 years	1,914,500
Lease Certificate—TL	Semiannually couponed	15.12.2021	13.12.2023	2 years	2,992,530

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 93

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Dollar	Semiannually couponed	16.07.2021	14.07.2023	2 years	232,929

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 94

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually leased	5.02.2021	2.02.2024	3 years	697.360
Lease Certificate—Euro	Semiannually leased	28.05.2021	24.05.2024	3 years	365.548

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 95

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	5.02.2021	2.02.2024	3 years	802,640
G.Bond—Euro	Semiannually couponed	28.05.2021	24.05.2024	3 years	994,210

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 96

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Dollar	Semiannually couponed	16.07.2021	14.07.2023	2 years	2,267,071

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 97

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	24.02.2021	21.02.2024	3 years	21,021,365
Bond—Gold	Semiannually couponed	24.03.2021	20.03.2024	3 years	10,312,180
Bond—Gold	Semiannually couponed	16.04.2021	12.04.2024	3 years	8,649,535
Bond—Gold	Semiannually couponed	21.05.2021	20.05.2022	1 years	10,759,930
Bond—Gold	Semiannually couponed	18.06.2021	14.06.2024	3 years	5,278,475
Bond—Gold	Semiannually couponed	9.07.2021	5.07.2024	3 years	6,646,600
Bond—Gold	Semiannually couponed	13.10.2021	9.10.2024	3 years	1,389,020

(1)	In grams

Source: Ministry of Treasury and Finance

Table 98

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	24.02.2021	21.02.2024	3 years	27,954,525
Lease Certificate—Gold	Semiannually couponed	24.03.2021	20.03.2024	3 years	10,472,375
Lease Certificate—Gold	Semiannually couponed	16.04.2021	12.04.2024	3 years	9,777,865
Lease Certificate—Gold	Semiannually couponed	21.05.2021	20.05.2022	1 years	4,462,575
Lease Certificate—Gold	Semiannually couponed	18.06.2021	14.06.2024	3 years	10,091,290
Lease Certificate—Gold	Semiannually couponed	9.07.2021	5.07.2024	1 years	4,638,690
Lease Certificate—Gold	Semiannually couponed	13.10.2021	9.10.2024	3 years	10,152,980

(1)	In grams

Source: Ministry of Treasury and Finance

Public Offers

The following tables show public offers of domestic debt securities in years 2017-2021:

Table 99

2017 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Lease Certificate—Gold	Semiannually couponed	11.10.2017	9.10.2019	2 years	171,854
October
Lease Certificate—Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	297,892
October
Lease Certificate—Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	322,773
November
Lease Certificate—Gold	Semiannually couponed	1.11.2017	30.10.2019	2 years	526,022

(1)	In grams

Source: Ministry of Treasury and Finance

Table 100

2017 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Bond—Gold	Semiannually couponed	11.10.2017	9.10.2019	2 years	187,461
October
Bond—Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	248,672
October
Bond—Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	306,864
November
Bond—Gold	Semiannually couponed	1.11.2017	30.10.2019	2 years	402,712

(1)	In grams

Source: Ministry of Treasury and Finance

Table 101

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
April
Lease Certificate—Gold	Semiannually couponed	4.04.2018	1.04.2020	2 years	197,341
Lease Certificate—Gold	Semiannually couponed	11.04.2018	8.04.2020	2 years	214,833
Lease Certificate—Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	311,782
Lease Certificate—Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	389,470
September
Lease Certificate—Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	190,660
Lease Certificate—Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	193,588
October
Lease Certificate—Gold	Semiannually couponed	3.10.2018	30.09.2020	2 years	176,683
Lease Certificate—Gold	Semiannually couponed	10.10.2018	7.10.2020	2 years	187,355
Lease Certificate—Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	185,825
Lease Certificate—Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	158,066
Lease Certificate—Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	179,928
December
Lease Certificate—Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	100,216

(1)	In grams

Source: Ministry of Treasury and Finance

Table 102

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
April
Bond—Gold	Semiannually couponed	4.04.2018	1.04.2020	2 years	283,669
Bond—Gold	Semiannually couponed	11.04.2018	8.04.2020	2 years	162,202
Bond—Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	165,038
Bond—Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	198,299
September
Bond—Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	121,757
Bond—Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	113,318
October
Bond—Gold	Semiannually couponed	3.10.2018	30.09.2020	2 years	115,904
Bond—Gold	Semiannually couponed	10.10.2018	7.10.2020	2 years	116,860
Bond—Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	119,786
Bond—Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	113,370
Bond—Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	112,935
December
Bond—Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	81,543

(1)	In grams

Source: Ministry of Treasury and Finance

Table 103

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September
Lease Certificate—Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	255,000
Lease Certificate—Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	1,366,000
October
Lease Certificate—Euro	Semiannually couponed	3.10.2018	2.10.2019	1 year	2,173,000
Lease Certificate—Euro	Semiannually couponed	10.10.2018	9.10.2019	1 year	2,773,000
Lease Certificate—Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	3,918,000

(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 104

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September
1 Year G. Bond—Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	837,000
1 Year G. Bond—Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	2,935,000
October
1 Year G. Bond—Euro	Semiannually couponed	3.10.2018	2.10.2019	1 year	6,243,000
1 Year G. Bond—Euro	Semiannually couponed	10.10.2018	9.10.2019	1 year	7,257,000
1 Year G. Bond—Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	10,659,000
December
1 Year G. Bond—Euro	Semiannually couponed	28.12.2018	27.12.2019	1 year	94,628.000
(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 105

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September 1 Year G. Bond—USD	Semiannually couponed	28.12.2018	27.12.2019	1 year	98,516,000

(1)	USD denominated

Source: Ministry of Treasury and Finance

Table 106

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	90,187
Lease Certificate—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	93,694
Lease Certificate—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	97,949
Lease Certificate—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	64,563
Lease Certificate—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	86,379

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	77,338
Lease Certificate—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	46,783
Lease Certificate—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	75,774
Lease Certificate—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	85,167
Lease Certificate—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	131,977

(1)	In grams

Source: Ministry of Treasury and Finance

Table 107

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	88,826
Bond—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	56,425
Bond—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	47,757
Bond—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	42,729
Bond—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	61,762
Bond—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	59,128
Bond—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	59,134
Bond—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	61,107
Bond—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	86,268
Bond—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	109,542

(1)	In grams

Source: Ministry of Treasury and Finance

Table 108

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G. Bond—Euro	Semiannually couponed	15.01.2019	27.12.2019	1 year	19,695,000
G. Bond—Euro	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,617,000
G. Bond—Euro	Semiannually couponed	29.01.2019	27.12.2019	1 year	34,479,000
G. Bond—Euro	Semiannually couponed	5.02.2019	27.12.2019	1 year	41,837,000

(1)	In Euros

Source: Ministry of Treasury and Finance

Table 109

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G. Bond—USD	Semiannually couponed	15.01.2019	27.12.2019	1 year	20,567,000
G. Bond—USD	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,571,000
G. Bond—USD	Semiannually couponed	29.01.2019	27.12.2019	1 year	27,525,000
G. Bond—USD	Semiannually couponed	5.02.2019	27.12.2019	1 year	23,141,000

(1)	In USD

Source: Ministry of Treasury and Finance

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been significant improvement in both the level and structure of the Treasury’s domestic debt in recent years, resulting from strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt to GDP, which was 22.3% at the end of 2013, has gradually declined to 21.0% as of the end of 2020 and to 18.3% as of the end of 2021.

The following table presents Türkiye’s central government domestic debt at the end of the years indicated:

Table 110

Central Government Domestic Debt

(in millions of Turkish Lira)	2017	2018	2019	2020	2021
Total Domestic Debt	535,448	586,142	755,052	1,060,354	1,321,189
Cash	535,402	586,097	716,478	983,869	1,226,449
Bonds	534,428	580,601	700,995	983,869	1,216,530
Bills	974	5,495	15,483	0	9,920
Non-Cash	46	45	38,574	76,485	94,740
Bonds	46	45	35,796	76,485	94,740
Bills	0	0	2,778	0	0

Source: Ministry of Treasury and Finance

The following table presents Türkiye’s central government domestic debt service at the end of the years indicated:

Table 111

Domestic Debt Service (1)

(in millions of Turkish Lira)	2017	2018	2019	2020	2021
Total Domestic Debt Service	100,661	123,761	159,506	313,907	440,999
Principal	60,443	73,558	86,600	218,159	315,116
Interest	40,218	50,203	72,906	95,748	125,883

(1)	Payments on non-cash basis are included.

Source: Ministry of Treasury and Finance

EXTERNAL DEBT AND DEBT MANAGEMENT

According to the data announced on June 30, 2022, Türkiye’s gross external debt decreased from U.S.$450.9 billion in 2017 to U.S.$442.5 billion in 2021.

The external debt to GDP ratio was 52.5% at the end of 2017, and the ratio increased to 55.1% in 2021. The public sector external debt to GDP ratio increased from 16.0% in 2017 to 22.4% in 2021 and private sector debt to GDP decreased from 36.3% in 2017 to 29.5% in 2021, while the Central Bank’s external debt to GDP increased from 0.2% in 2017 to 3.2% in 2021.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. From 2017 to 2021, short-term external debt increased by 10.7% (from U.S.$110.0 billion to U.S.$121.7 billion), while long-term external debt decreased by 5.9% (from U.S.$340.9 billion to U.S.$320.8 billion). At the end of 2017, the share of the short and long-term external debt to total external debt was 24.4% and 75.6%, and reached 27.5% and 72.5%, respectively, in 2021. From 2017 to 2021, the external debt of the public sector and the private sector increased by 30.9% (from U.S.$137.3 billion to U.S.$179.7 billion) and decreased 24.1% (from U.S.$311.9 billion to U.S.$236.7 billion), respectively, while the external debt of CBRT increased from U.S.$1.8 billion to U.S.$26.1 billion. The share of public sector debt, CBRT’s debt and private sector debt in the total external debt stock was 40.6%, 5.9% and 53.5%, respectively, as of the end of 2021.

At the end of 2021, Treasury-guaranteed external debt stock was U.S.$14.6 billion, representing an increase of approximately U.S.$435 million compared to the end of 2017.

The following tables provide information as to the public and private share of external debt stock of Türkiye for the periods indicated:

Table 112. Gross Outstanding External Debt of Türkiye (1)

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2017	2018	2019	2020	2021
TOTAL	450,919	426,754	415,921	432,804	442,492
SHORT TERM (2)	109,998	93,493	96,579	113,967	121,726
PUBLIC SECTOR	19,426	20,828	23,444	24,892	22,219
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	19,342	20,828	23,444	24,892	22,219
Banks	19,342	20,828	23,444	24,892	22,219
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	84	0	0	0	0
SOE’s	84	0	0	0	0
Other	0	0	0	0	0
CBRT	1,753	5,914	8,452	21,344	26,052
Dresdner Bank Scheme	1,752	5,914	8,452	21,344	26,052
Other	1	0	0	0	0
PRIVATE SECTOR	88,819	66,751	64,683	67,731	73,455
FINANCIAL INSTITUTIONS	48,342	33,407	30,075	33,785	30,440
Banks	45,762	31,560	28,911	32,352	29,318
Non-Banking Institutions	2,580	1,847	1,164	1,433	1,122
NON-FINANCIAL INSTITUTIONS	40,477	33,344	34,608	33,946	43,015
LONG TERM	340,921	333,261	319,342	318,837	320,766
PUBLIC SECTOR	117,836	122,391	137,894	153,367	157,494
GENERAL GOVERNMENT	93,476	94,525	99,753	106,587	113,666
Central Government	90,241	91,245	96,443	102,317	109,732
Local Administrations	3,234	3,279	3,310	4,270	3,935
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS (3)	22,974	26,398	36,093	34,885	32,599
Banks	22,974	26,398	34,974	33,658	31,185
Non-Banking Institutions	0	0	1,120	1,227	1,414
NON-FINANCIAL INSTITUTIONS	1,386	1,468	2,048	11,896	11,228
SOE’s	1,386	1,468	1,859	2,096	2,063
Other (4)	0	0	189	9,800	9,165
CBRT	0	0	0	0	0
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	0	0	0	0	0
NGTA	0	0	0	0	0
PRIVATE SECTOR (5)	223,086	210,871	181,448	165,471	163,273
FINANCIAL INSTITUTIONS	118,642	105,643	79,162	73,232	66,355
Banks	100,053	88,289	66,489	63,596	58,332
Non-Banking Institutions	18,589	17,354	12,673	9,636	8,023
NON-FINANCIAL INSTITUTIONS	104,444	105,228	102,286	92,239	96,918

GROSS EXTERNAL DEBT—by LENDER (Million $)	2017	2018	2019	2020	2021
TOTAL	450,919	426,754	415,921	432,804	442,492
LOAN	334,534	309,636	295,642	307,513	316,483
SHORT TERM	109,887	93,394	96,512	113,503	121,266
PRIVATE CREDITORS	108,765	92,902	96,134	113,426	121,236
MONETARY INSTITUTIONS	57,071	49,254	47,010	64,951	63,573
NONMONETARY INSTITUTIONS	51,694	43,648	49,124	48,475	57,663
OFFICIAL CREDITORS	1122	492	378	77	30
LONG TERM	224,647	216,242	199,130	194,010	195,217
PRIVATE CREDITORS	165,860	158,432	141,852	136,343	136,630
MONETARY INSTITUTIONS	153,760	147,057	130,694	125,505	126,249
NONBANK FINANCIAL INSTITUTIONS	17,043	16,193	16,629	16,967	18,086
PRIVATE INVESTMENT & DEV. BANKS	0	0	0	0	0
FOREIGN COMMERCIAL BANKS	102,428	94,510	80,393	75,820	75,020
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	34,289	36,354	33,673	32,719	33,143
NONMONETARY INSTITUTIONS	12,099	11,374	11,157	10,838	10,380
OFFICIAL CREDITORS	58,788	57,810	57,278	57,666	58,587
GOVERNMENTAL ORGANIZATIONS	16,579	17,031	18,669	17,579	15,745
PUBLIC FINANCE INSTUTITIONS	2,796	2,931	5,017	4,465	2,917
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	57	41	29	23	15
OFFICIAL DEVELOPMENT BANKS	13,725	14,060	13,622	13,091	12,813
MULTILATERAL ORGANIZATIONS	42,209	40,778	38,609	40,088	42,843
IMF-INTERNATIONAL MONETARY FUND	1,365	1,334	1,326	1,386	7,587
IMF SDR ALLOCATION	1,365	1,334	1,326	1,386	7,587
IBRD	12,194	11,826	11,460	12,009	11,182
OTHER MULTILATERAL INST.	28,650	27,619	25,823	26,693	24,073
BONDS (6)	116,385	117,119	120,279	125,292	126,009
SHORT TERM	111	99	67	464	460
LONG TERM	116,274	117,020	120,212	124,828	125,549

(1)	Provisional.
(2)	Source: CBRT.
(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.
(5)	Since October 1, 2001, CBRT is responsible for monitoring private sector debt.
(6)	All bonds issued in foreign markets are long-term securities and the lender class of the bonds is “monetary institutions” according to the primary market issuance.

Sources: Ministry of Treasury and Finance, CBRT

The following tables present the relationship of Türkiye’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 113. Currency Composition of Outstanding External Debt (1) (2)

%	2017	2018	2019	2020	2021
TOTAL	100	100	100	100	100
CHF	0.4	0.2	0.3	0.3	0.3

ECU/EUR	33.6	32.6	31.6	30.8	29.0
GBP	0.4	0.3	0.4	0.4	0.4
JPY	2.0	2.1	2.2	2.2	1.6
SDR	0.3	0.3	0.3	0.3	1.7
USD	56.9	57.3	58.0	56.4	58.7
TL	6.1	6.1	5.4	5.2	3.2
Other	0.3	1.0	1.7	4.3	5.1

(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Sources: Ministry of Treasury and Finance, CBRT

Table 114. Debt Ratios(1)

	2017	2018	2019	2020	2021
DOD / GDP (%)
Total	52.5	53.5	54.7	60.4	55.1
Short Term	12.8	11.7	12.7	15.9	15.2
Long Term	39.7	41.8	42.0	44.5	40.0
Public Sector	16.0	18.0	21.2	24.9	22.4
Central Bank	0.2	0.7	1.1	3.0	3.2
Private Sector	36.3	34.8	32.4	32.5	29.5
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	274.1	240.9	230.0	255.1	196.5
EXTERNAL DEBT SERVICE / GDP	9.5	10.1	10.9	9.7	9.1
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	49.6	45.6	45.8	41.0	32.4
PRIVATE SECTOR/ EXPORTS (FOB)	189.6	156.7	136.1	137.5	105.1
INTEREST / GDP	1.2	1.4	1.6	1.6	1.4
INTEREST / EXPORTS (FOB)	6.5	6.5	6.8	6.8	5.2
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	23.9	21.8	25.4	21.6	25.1
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	97.9	99.5	109.4	81.8	91.3
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	18.7	17.1	18.9	11.6	16.4
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	76.5	78.0	81.4	43.9	59.7
CBRT RESERVES (GROSS) / IMPORTS (CIF)	35.3	31.5	37.4	22.8	26.8
CBRT RESERVES (NET) / IMPORTS (CIF)	45.1	40.2	50.2	42.5	41.0
CURRENT ACCOUNT BALANCE / CBRT RESERVES (GROSS)	-48.6	-29.8	6.7	-71.0	-18.8
CURRENT ACCOUNT BALANCE / CBRT RESERVES (NET)	-37.9	-23.4	5.0	-38.1	-12.3
CURRENT ACCOUNT BALANCE / GDP	-4.8	-2.7	0.7	-5.0	-1.7

(1)	Provisional.

Sources: Ministry of Treasury and Finance, CBRT, TURKSTAT

Table 115. External Debt Service(1) (2)

(Million $)	2017	2018	2019	2020	2021
Total External Debt Service	81,624	80,716	82,814	69,630	72,925
Principal	70,954	69,159	70,473	58,161	61,311
Interest	10,670	11,557	12,341	11,469	11,614

(1)	Provisional.
(2)	Includes only long term external debt service data.

Source: CBRT (Balance of Payment Statistics, April 2022)

The aggregate amount of scheduled repayment of principal and interest on the total external public and private debt of Türkiye (disbursed and undisbursed) is set forth below for the periods indicated:

Table 116. Total External Debt Service Projections (1) (2) (3)

(Million $)	2022 (May- December)	2023	2024	2025	2026	2027+	TOTAL
GROSS TOTAL	49,579	50,600	45,451	39,723	38,385	159,250	382,988
PUBLIC SECTOR	13,831	21,957	21,078	21,376	21,572	90,148	189,962
PRINCIPAL	10,030	15,950	15,657	16,689	17,602	65,712	141,640
INTEREST	3,801	6,007	5,421	4,687	3,970	24,436	48,322
PRIVATE SECTOR	35,749	28,643	24,373	18,347	16,813	69,102	193,026
PRINCIPAL	32,654	24,732	20,838	15,509	13,886	56,035	163,654
INTEREST	3,094	3,911	3,536	2,837	2,927	13,067	29,372

(1)	Provisional.
(2)	Cross rates based on April 30, 2022.
(3)

Repayments regarding Non-Guaranteed Trade Arrears, deposits within CBRT, short-term private sector trade credits, short-term private bank deposits, and private sector bank loans with maturity less than 180 days are excluded.

Sources: Ministry of Treasury and Finance, CBRT

The following table presents Türkiye’s central government external debt issued between January 1, 2017 and December 31, 2021:

Table 117. Central Government External Debt of Türkiye (as of December 31, 2021)

Central Government External Debt Of Türkiye (as of December 31, 2021)
(issued between January 1, 2017 and December 31, 2021)
	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				51,440
Monetary Institutions	Various (18-Jan-2017 - 13-Sep-2021)	USD-EUR	Various (3 - 30)	51,440

Loan				1,829
Govermental Organizations	Various (17-Apr-2019 - 20-Dec-2019)	EUR	Various (10 -40)	236
Monetary Institutions				0
International Organizations	Various (11-Sep-2017 - 17-Aug-2021)	USD-EUR	Various (6 - 30)	1,593

Total				53,269

Source: Ministry of Treasury and Finance

The following table presents Türkiye’s Treasury Repayment Guaranteed external debt provided between January 1, 2017 and December 31, 2021:

Table 118. External Debt of Türkiye (Treasury Repayment Guaranteed)

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
02.09.2017	EUR	11,275,200.00	9.7		0.74
02.09.2017	EUR	11,692,800.00	9.7		0.72
02.09.2017	EUR	16,912,800.00	9.7		1.09
02.09.2017	EUR	16,912,800.00	9.7		1.84
02.09.2017	EUR	25,056,000.00	9.7		1.10
11.22.2017	USD	25,000.00	21.0		2.66
11.22.2017	USD	2,040,880.82	21.0		2.11
11.22.2017	USD	2,630,493.94	21.0		1.80
11.22.2017	USD	2,745,755.01	21.0		1.91
11.22.2017	USD	2,973,361.24	21.0		2.15
11.22.2017	USD	3,400,000.00	21.0		3.60
11.22.2017	USD	6,937,842.88	21.0		2.15
11.22.2017	USD	10,000,000.00	21.0		4.07
11.22.2017	USD	11,600,000.00	21.0		3.91
11.22.2017	USD	20,000,000.00	21.0	LIUSD6MD	3.10
11.22.2017	USD	20,000,000.00	21.0		4.07
11.22.2017	USD	22,500,000.00	21.0		4.56
11.22.2017	USD	22,500,000.00	21.0		4.61
11.22.2017	USD	24,975,000.00	21.0		2.67
11.22.2017	USD	45,000,000.00	21.0		5.36
12.27.2017	EUR	0,000.00	7.6	EURIBOR6MD	0.04
12.27.2017	EUR	13,049,999.99	7.6	EURIBOR6MD	0.27
12.27.2017	EUR	13,050,000.00	7.6	EURIBOR6MD	0.12
12.27.2017	EUR	45,675,000.00	7.6	EURIBOR6MD	0.28
05.16.2018	EUR	40,164,753.01	29.9	EURIBOR6MD	1.25
06.11.2018	USD	295,540,694.52	22.4	LIUSD6MD	1.20
06.07.2018	USD	382,998,184.70	28.9	LIUSD6MD	0.87
06.27.2018	USD	295,640,694.52	21.8	LIUSD6MD	1.15
09.28.2018	USD	191,674,504.58	15.1	LIUSD6MD	0.90
12.18.2018	EUR	33,218,181.84	7.0	EURIBOR6MD	2.60
12.27.2018	USD	149,450,490.00	12.2	LIUSD6MD	3.20
03.08.2019	USD	279,411,843.77	12.0	LIUSD6MD	0.52
07.10.2019	EUR	1,305,000.00	29.9	EURIBOR6MD	1.45
09.11.2019	USD	184,615,385.00	8.1	LIUSD6MD	2.30
10.18.2019	EUR	156,600,000.00	5.0	EURIBOR6MD	3.25
12.10.2019	USD	200,000,000.00	16.2	LIUSD6MD	1.15
12.30.2019	EUR	177,170,418.00	3.0		2.80
05.06.2020	USD	45,000,000.00	10.1	LIUSD6MD	1.95
06.01.2020	EUR	109,400,760.00	24.8	EURIBOR6MD	1.19
06.26.2020	EUR	396,720,000.00	10.0	EURIBOR6MD	2.44
07.30.2020	USD	200,000,000.00	4.2	LIUSD6MD	0.75
08.17.2020	USD	200,750,000.00	3.7	LIUSD6MD	0.75
09.09.2020	USD	10,625,000.00	24.6	LIUSD6MD	1.20
09.09.2020	USD	81,625,000.00	22.5	LIUSD6MD	1.40
12.01.2020	EUR	41,338,702.88	13.0	EURIBOR6MD	0.60
03.08.2021	USD	225,071,575.39	10.2	LIUSD6MD	0.80
03.16.2021	EUR	1,305,000,000.00	2.0	EURIBOR6MD	2.25
03.17.2021	EUR	3,798,476.55	28.9	EURIBOR6MD	1.55
03.29.2021	USD	49,000,000.00	12.0	LIUSD6MD	1.93
05.20.2021	EUR	125,280,000.00	10.0	EURIBOR6MD	1.61
05.26.2021	USD	250,000,000.00	4.5	LIUSD6MD	0.65
08.20.2021	JPY	11,299,852.29	25.0	LIJPY6MD	0.95
11.08.2021	USD	50,000,000.00	14.3	LIUSD6MD	0.60
12.28.2021	USD	20,000,000.00	8.3	LIUSD6MD	2.20

Source: Ministry of Treasury and Finance

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No.4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans and debt assumption commitments for PPPs provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables based on risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was established within the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability. With the help of this institutional infrastructure, the risk management unit has been operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management.

Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities (Treasury debt assumption commitments, Treasury repayment guarantees and on-lent loans) of the state. An Internal Credit Rating Model has been developed in order to manage credit risk arising from explicit contingent liabilities. This model, which has been in use since 2007, takes into account the performance and financial data of the institutions that have guaranteed debt and receivables stock against the Ministry of Treasury and Finance. In this context, the model’s outputs are used to determine and implement tools such as annual Treasury repayment guarantee and on-lent limit, guarantee and on-lent fee, and Risk Account allowance that are used to reduce risks arising from contingent liabilities. In 2009, the revenues of the Risk Account, which was established in 2003 to ensure fiscal discipline, reached a level sufficient to cover the undertaken amounts. As a result, no budgetary appropriations have been used for the Risk Account since 2009. Possible effects of risks that the Ministry of Treasury and Finance is exposed to within the scope of contingent liabilities on debt stock, debt sustainability and fiscal discipline are measured, monitored and reported regularly by various risk management tools and scenario analyses as part of the risk management.

Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management (“ORM”) processes including debt, cash and receivables management have been implemented by the General Directorate of Public Finance since 2008. In this framework, the ORM system consists of activities, risks related with these activities, risk sources, likelihood and impact of risks, current control mechanisms and new control mechanisms for minimizing those risks. Under this system, risks are monitored through periodic reporting and kept under control. Besides, Emergency and Business Continuity Plan (“EBCP”) has been prepared in 2013 and updated regularly to keep critical processes under control and ensure sustainability. In 2020, the ISO 9001 Quality Management System became operational in the General Directorate of Public Finance for better internal management and improved efficiency.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2021-2023:

•	To borrow mainly in Turkish Lira;

•	To borrow in foreign currencies besides U.S. Dollars, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

Tight fiscal policies created room for the implementation of decisive strategic benchmarks which in turn strengthened the structure of the public debt portfolio substantially against adverse shocks.

As a result of borrowing policies based on strategic benchmarks and prudent fiscal policies, especially in the last two decades, debt sustainability has been strengthened. The sensitivity of Treasury’s debt portfolio to foreign exchange, interest rate and liquidity risks has been reduced. The EU-defined general government debt-to-GDP ratio, which was 71.5% in 2002, declined to 42.0% in 2021.